UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

* **Liquor Barn Income Fund**
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

Liquor Stores Income Fund
(Name of Person(s) Furnishing Form)\

Trust Units
(Title of Class of Subject Securities)

53635C 10 5
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
1420 Fifth Avenue
Suite 3400
Seattle, Washington 98101
Telephone: (206) 903-5448

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 10, 2007
(Date Tender Offer/Rights Offering Commenced)

4

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Letter to Shareholders
- Offer to Purchase and Circular, dated April 10, 2007 (the "Circular")
- Letter of Acceptance and Transmittal

Item 2. Informational Legends

See page (iii) of the Circular.

Letter to Shareholders

LIQUOR STORES INCOME FUND

April 10, 2007

Dear Unitholder of Liquor Barn Income Fund:

We are pleased to enclose the offer of Liquor Stores Income Fund to acquire all of the trust units of Liquor Barn Income Fund on the basis of 0.53 of a trust unit of Liquor Stores for each Liquor Barn trust unit. The terms and conditions of the offer are contained in the accompanying offer and takeover bid circular dated April 10, 2007. We urge you to review it and to act on this opportunity to receive a significant premium on your investment, and to continue to participate as a unitholder in the growth of a stronger and larger income trust.

A Significant Premium for Liquor Barn Unitholders of Approximately 34.6%

The exchange ratio of 0.53 of a Liquor Stores unit per Liquor Barn unit represents a value of $11.30 per Liquor Barn unit and a premium of approximately 34.6%, based on the closing prices of the Liquor Stores units and the Liquor Barn units on the Toronto Stock Exchange (the "**TSX**") on April 9, 2007, the last trading day prior to the announcement of the offer, and a premium of approximately 35.7%, based on the volume weighted average trading prices of the Liquor Stores units and the Liquor Barn units on the TSX for the 20 trading days ended April 9, 2007. Liquor Barn unitholders are urged to obtain current market quotations for the Liquor Stores units and Liquor Barn units. We believe the premium we are offering represents a full and fair value for your Liquor Barn units.

An Increase in Cash Distributions and Improved Liquidity

Liquor Barn unitholders will realize an immediate 2.6% increase in their monthly cash distributions as, based on the exchange ratio of 0.53:1, Liquor Stores' current monthly distribution of $0.125 per unit ($1.50 annually) equates to a monthly distribution of $0.06625 per Liquor Barn unit ($0.795 annually) compared to Liquor Barn's current monthly distribution of $0.0646 per unit ($0.7752 annually). Liquor Barn unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of approximately $450 million (based on April 9, 2007 values), approximately 1.5 times the current market capitalization of Liquor Stores and almost four times that of Liquor Barn.

An Exceptional Strategic Fit, Creating the Leading Independent Liquor Retailer in Alberta and B.C. with a Strong Platform for Future Growth

The business operations of Liquor Stores and Liquor Barn are highly complementary and we believe that the rationale for the combination is compelling for the unitholders of both income trusts. The combination provides an excellent strategic fit and creates the leading independent liquor retailer in Alberta and British Columbia with an estimated combined market share of over 16% in Alberta and B.C. and approximately 19% in its core Alberta market. The combined entity will operate 176 liquor stores in Alberta and B.C., with pro forma revenue greater than $320 million, providing a strong platform to pursue further growth opportunities.

Expanded "Safe Harbour" Equity Growth Amount

The combined fund will benefit from access to Liquor Stores' cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the Federal Government's proposals to tax income trusts in its "Tax Fairness Plan". This compares to Liquor Barn's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and trust unit offerings. Together, the two trusts will benefit from a combined cumulative "safe harbour" equity growth amount of approximately $300 million through 2010.

Unitholder Participation in Value Creation Resulting From Acquisitions and New Store Development

The combined entity would discontinue Liquor Barn's practice of making related party acquisitions from Liquor Barn Devco Ltd. This will provide the public Liquor Barn unitholders with the opportunity to now participate fully in the growth and value creation from future store development and acquisitions.

Opportunity to Share in Synergies and Other Operational Benefits

The combination of both entities is expected to provide attractive opportunities to realize meaningful synergies through the elimination of redundant costs and the implementation of operational best practices. Based on cost estimates made by Liquor Barn's management at the time of its initial public offering, Liquor Stores' management estimates immediate cost savings of approximately $1.5 million through the elimination of certain public company costs of Liquor Barn and duplicative head office and general and administration expenses. In addition, Liquor Stores' management believes that there is an attractive opportunity to enhance the operating margins of Liquor Barn, which are currently well below those of Liquor Stores, through the application of Liquor Stores' management expertise and operational best practices. Historically, Liquor Stores' operating margin as a percentage of sales has consistently and significantly exceeded that of Liquor Barn. See " Non-GAAP Measures" in the accompanying offer and circular.

An Experienced Senior Management Team with a Proven Track Record

The combined entity will benefit from the stability of Liquor Stores' senior management team, which has a proven record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Since its initial public offering, the Liquor Stores unit price has increased 113% and has generated a total return of 148% including reinvestment of distributions. Over this period, management has successfully completed the acquisition and development of 55 stores, more than doubling the number of stores, and has increased distributions four times from $1.00 per unit annualized to $1.50 per unit annualized in aggregate, representing a 50% increase since the initial public offering.

Offer Supported by Liquor Barn's Second Largest Founding Unitholder Group

Mr. Terry Nyquvest and three other original founding unitholders of Liquor Barn, the "Spirits Liquor Mart Group", who management of Liquor Stores believe collectively represent the second largest unitholding in Liquor Barn with an aggregate of 808,942 Liquor Barn special voting units, or 5.8% of the currently outstanding Liquor Barn voting units, have entered into agreements with Liquor Stores to support the offer and merger.

An Opportunity to Defer Any Income Tax Gain

Through a merger alternative proposed by Liquor Stores, Liquor Barn unitholders will have the opportunity to exchange their Liquor Barn units for Liquor Stores units on a tax deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The Need to Act

In order for the offer and merger to proceed, among other things, the number of Liquor Barn units held by Liquor Barn unitholders who elect to accept the offer or participate in the merger, together with the number of Liquor Barn units held as of 10:00 p.m. (Edmonton time) on May 17, 2007 by or on behalf of Liquor Stores or its subsidiaries, if any, together with any separately voted Liquor Barn voting units, must represent more than 66 2/3% of the then outstanding Liquor Barn voting units, unless the offer is withdrawn, varied or extended. As your Liquor Barn units are held in "book entry form" by the Canadian Depository for Securities Limited, in order to tender your Liquor Barn units to the offer, you will need to complete the documentation and follow the instructions provided by your broker or other nominee. For more information about the tendering process, please see Section 3 of the accompanying offer, "Manner of Acceptance".

Should you have any questions about the offer, please contact Georgeson Shareholder Communications Canada, Inc., the Information Agent for the offer, toll-free at 1-866-656-4120. Before you make your decision, you may also wish to consult your stockbroker or other financial advisor.

We hope you will give this offer your careful and immediate attention and that, like us, you are convinced of the benefits of combining these two income trusts into one larger and stronger entity, in addition to the significant premium you will immediately receive on your Liquor Barn units.

Yours sincerely,

LIQUOR STORES INCOME FUND

(signed) "Irv Kipnes"

Chief Executive Officer
Liquor Stores GP Inc.

Offer to Purchase and Circular, dated April 10, 2007

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in the Offer and Circular may be obtained electronically at www.sedar.com, or on request and without charge from the Vice-President, Finance and Chief Financial Officer of Liquor Stores GP at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1 (Telephone: (780) 917 4179). For the purpose of the Province of Québec, the Offer and Circular contain information to be completed by consulting the permanent information record of the Offeror. A copy of this permanent information record may be obtained electronically at www.sedar.com or without charge from the Vice-President, Finance and Chief Financial Officer of Liquor Stores GP at the above-mentioned address and telephone number.

April 10, 2007

LIQUOR STORES INCOME FUND

OFFER TO PURCHASE

all of the outstanding trust units of

LIQUOR BARN INCOME FUND

on the basis of 0.53 of a trust unit of
Liquor Stores Income Fund for each trust unit of
Liquor Barn Income Fund (subject to adjustment as provided herein)

Liquor Stores Income Fund (the "**Offeror**" or "**Liquor Stores Fund**") hereby offers (the "**Offer**") to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding trust units (the "**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn Fund**"), including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights.

The Offer will be open for acceptance until 10:00 p.m. (Edmonton time) on May 17, 2007 (the "Expiry Time"), unless withdrawn, varied or extended.

The Offer includes a Merger Transaction (as herein defined) alternative pursuant to which holders of Liquor Barn Units will have the opportunity to exchange their Liquor Barn Units for trust units ("**Liquor Stores Units**") of the Offeror on a 0.53 for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The Offer is conditional upon, among other things, the following: (a) the number of Liquor Barn Units held by Electing Liquor Barn Unitholders (as herein defined), together with the number of Liquor Barn Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units (as herein defined), representing more than 66 2/3% of the then outstanding Liquor Barn Voting Units; and (b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to the Offeror, acting reasonably. The conditions of the Offer are described in Section 4 of the Offer, "**Conditions of the Offer**".

The Liquor Stores Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "LIQ.UN". The Liquor Barn Units are listed and posted for trading on the TSX under the symbol "LBN.UN". The closing prices of the Liquor Stores Units and the Liquor Barn Units on April 9, 2007, the last trading day prior to the announcement of the Offer, were $21.33 and $8.40, respectively.

THE OFFER REPRESENTS A VALUE OF $11.30 PER LIQUOR BARN UNIT AND A PREMIUM OF APPROXIMATELY 34.6%, BASED ON THE CLOSING PRICES OF THE LIQUOR STORES UNITS AND THE LIQUOR BARN UNITS ON THE TSX ON APRIL 9, 2007 AND A PREMIUM OF APPROXIMATELY 35.7%, BASED ON THE VOLUME WEIGHTED AVERAGE TRADING PRICES OF THE LIQUOR STORES UNITS AND THE LIQUOR BARN UNITS ON THE TSX FOR THE 20 TRADING DAYS ENDED APRIL 9, 2007.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

In the accompanying Offer and Circular, unless otherwise specified, all references to "dollars" or "$" are to Canadian dollars and all references to "US dollars" or "US$" are to United States dollars.

No Person has been authorized to give any information or to make any representations in connection with the transactions other than those contained in the Offer and Circular and, if given or made, any such information or representations should be considered not to have been authorized by the Offeror.

Liquor Barn Unitholders should not construe the contents of the Offer and Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

An investment in the Liquor Stores Units is subject to a number of risks that should be considered by an investor. See Section 17 of the Circular, "Risk Factors".

Registration of interests in and transfers of Liquor Barn Units may currently only be made through a book entry only system administered by CDS. As such, in order to tender their Liquor Barn Units to the Offer and make an Offer Election or a Merger Election, each as described herein, Liquor Barn Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.

Questions regarding information contained in this Offer and Circular may be directed to the Information Agent, the Depositary or the Dealer Manager. Liquor Barn Unitholders may also contact their respective investment dealers, stockbrokers, bank managers, accountants, lawyers or other professional advisors for assistance. See also "Questions and Answers". Additional copies of the Offer and Circular may be obtained without charge on request from the Depositary.

Liquor Barn Unitholders should be aware that, during the currency of the Offer, the Offeror may, directly or indirectly, bid for and make purchases of Liquor Barn Units as permitted by applicable laws or regulations of Canada or its provinces or territories.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Liquor Barn Unitholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to Liquor Barn Unitholders in such jurisdiction.

INFORMATION FOR U.S. LIQUOR BARN UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer and the Merger are made for the securities of a Canadian trust. The Offer and the Merger are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in the Offer and Circular, or incorporated by reference therein, as well as financial statements of Liquor Barn Fund, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for Liquor Barn Unitholders in the U.S. to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees and the officers and directors of Liquor Stores GP may be residents of a foreign country.

Liquor Barn Unitholders in the U.S. may not be able to sue the Offeror or its officers (if any) or trustees, or the officers or directors of Liquor Stores GP, in a foreign court for violations of the U.S. securities laws. It may be difficult to

compel a foreign trust and its affiliates, including its officers (if any) and trustees and the officers and directors of Liquor Stores GP to subject themselves to a U.S. court's judgment.

Liquor Barn Unitholders in the U.S. should be aware that the Offeror may purchase Liquor Barn Units otherwise than under the Offer, such as in open market or privately negotiated purchases.

Liquor Stores Units offered pursuant to the Offer and the Merger are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Liquor Stores Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Liquor Stores Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or another exemption, or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. Ineligible Liquor Barn Unitholders who would otherwise receive Liquor Stores Units in exchange for their Liquor Barn Units may, at the sole discretion of the Offeror, have such Liquor Stores Units issued on their behalf to a selling agent, which shall, as agent for such Liquor Barn Unitholders, sell such Liquor Stores Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Liquor Barn Unitholders.

Liquor Barn Unitholders should be aware that Liquor Stores Units issued pursuant to the Offer and the Merger will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that Liquor Barn Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of Liquor Barn Units under the Offer and the redemption or transfer of Liquor Barn Units under the Offer and the Merger may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in the Offer and Circular. Liquor Barn Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Liquor Stores Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offer and Circular, and in certain documents incorporated by reference therein, are forward-looking statements, which reflect Liquor Stores GP management's current beliefs and expectations regarding the Offeror's and Liquor Stores LP's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Liquor Stores GP. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption or delay; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of Liquor Stores Fund including: the dependence of Liquor Stores Fund on the Company; unpredictability and potential volatility of the trading price of the Liquor Stores Units including the effect of market interest rates on the price of Liquor Stores Units; the nature of the Liquor Stores Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Liquor Stores Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to Liquor Stores Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts including those proposed in the 2006 Proposed Tax Changes; future sales of Liquor Stores Units by the holders of Liquor Stores Exchangeable LP Units and Liquor Stores

Subordinated LP Units; the right to approve certain material transactions by certain holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; investment eligibility of the Liquor Stores Units; the distribution of securities on redemption or termination of Liquor Stores Fund; and restrictions on non-resident Liquor Stores Unitholders and liquidity of Liquor Stores Units, among others. See Section 17 of the Circular, "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Liquor Stores GP's management believes to be reasonable assumptions, the Offeror and Liquor Stores GP cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference therein. Except as expressly otherwise required by law, neither the Offeror nor Liquor Stores GP assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Liquor Stores GP may become aware of after the date of the Offer and Circular. Undue reliance should not be placed on forward-looking statements.

NOTICE TO HOLDERS OF LIQUOR BARN EXCHANGEABLE LP UNITS, LIQUOR BARN SUBORDINATED LP UNITS, LIQUOR BARN SPECIAL VOTING UNITS, LIQUOR BARN CONVERTIBLE DEBENTURES AND LIQUOR BARN OPTIONS

The Offer is made only for Liquor Barn Units and is not made for any Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Special Voting Units, Liquor Barn Convertible Debentures or Liquor Barn Options. Any holder of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options who wishes to accept the Offer should exercise the exchange, conversion or purchase rights associated with such securities in order to obtain Liquor Barn Units and deposit those Liquor Barn Units pursuant to the Offer. Any such exercise of exchange, conversion or purchase rights must be completed sufficiently in advance of the Expiry Time to ensure compliance with the procedures set forth in Section 3 of this Offer entitled "The Offer – Manner of Acceptance". If a holder of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options, as the case may be, does not exercise the exchange, conversion or purchase rights associated with such securities before the Expiry Time, such Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options, as the case may be, will remain outstanding in accordance with their terms and conditions. The tax consequences to holders of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures and Liquor Barn Options exercising their exchange, conversion or purchase rights are not described in this Offer or the Circular accompanying this Offer. Holders of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures and Liquor Barn Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise the exchange, conversion or purchase rights associated with such securities. The Offer is also not made for Liquor Barn Special Voting Units. Liquor Barn Special Voting Units are issued in connection with or in relation to the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units for the sole purpose of providing voting rights to the holders of such securities. See Section 6 of the Circular, "Certain Effects of the Offer".

RISK FACTORS

Although the Offeror intends to make distributions from its available cash to its unitholders, these cash distributions are not assured. The actual amount distributed will depend on numerous factors, including, among others, industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption or delay; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of Liquor Stores Fund including: the dependence of Liquor Stores Fund on the Company; unpredictability and potential volatility of the trading price of the Liquor Stores Units including the effect of market interest rates on the price of Liquor Stores Units; the nature of the Liquor Stores Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Liquor Stores Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to Liquor Stores Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts including those proposed in the 2006 Proposed Tax Changes; future sales of Liquor Stores Units by the holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; the right to approve certain material

transactions by certain holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; investment eligibility of the Liquor Stores Units; the distribution of securities on redemption or termination of Liquor Stores Fund; and restrictions on non-resident Liquor Stores Unitholders and liquidity of Liquor Stores Units, among others. The market value of the Liquor Stores Units may deteriorate if the Offeror is unable to meet its cash distribution targets in the future, and that deterioration may be material. It is important for Liquor Barn Unitholders to consider the particular risk factors that may affect the industry in general and the business of Liquor Stores LP specifically, and therefore the stability of the distributions that are expected to be received, including, among others, the risks referred to above. See Section 17 of the Circular, "Risk Factors".

A return on an investment in Liquor Stores Units is not comparable to the return on an investment in a fixed-income security. The recovery of the initial investment in the Liquor Stores Units by a Liquor Stores Unitholder is at risk, and the anticipated return on a Liquor Stores Unitholder's investment is based on certain performance assumptions. **Although Liquor Stores Fund intends to make distributions of its available cash to Liquor Stores Unitholders, these cash distributions are not guaranteed and may be reduced or suspended.** The ability of Liquor Stores Fund to make cash distributions and the actual amount distributed will depend on numerous factors disclosed in Liquor Stores Fund's continuous disclosure documents, including its financial performance, its debt covenants and obligations, working capital requirements and future capital requirements. In addition, the market value of the Liquor Stores Units may decline if Liquor Stores Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. It is important for a person making an investment in Liquor Stores Units to consider the particular risk factors that may affect both Liquor Stores Fund and the industry in which Liquor Stores Fund, through its subsidiaries, operates and that may therefore affect the stability of the cash distributions on the Liquor Stores Units. See the risks described in the Offeror's AIF and management's discussion and analysis that are incorporated by reference herein, which describe Liquor Stores Fund's assessment of those risk factors, as well as the potential consequences to a holder if a risk should occur. See Section 17 of the Circular, "Risk Factors".

The after tax return to holders from an investment in Liquor Stores Units will depend, in part, on composition for income tax purposes of distributions paid by Liquor Stores Fund, portions of which may be fully or partially taxable or may constitute non-taxable returns of capital. That composition may change over time, thus affecting a holder's after tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of the holder. Returns of capital are generally tax deferred (and reduce a holder's cost base in the Liquor Stores Unit for tax purposes). See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

NON-GAAP MEASURES

References in the Offer and Circular and the documents incorporated by reference therein to:

- "operating margin" are to net earnings before provision for interest, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest; and
- "distributable cash" are to cash available for distribution to Liquor Stores Unitholders in accordance with the distribution policies of the Offeror described in the Offeror's AIF.

Operating margin and distributable cash are measures that are not recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, operating margin and distributable cash may not be comparable to similar measures presented by other issuers including Liquor Barn Fund. Investors are cautioned that operating margin and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of Liquor Barn Fund's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. For a reconciliation of cash provided by operating activities to distributable cash, see the table on page 3 of the Offeror's management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2006, which reconciliation is incorporated by reference herein.

INFORMATION CONCERNING LIQUOR BARN FUND

As of the date of the Offer and Circular the Offeror has not had access to the non-public books and records of Liquor Barn Fund and the Offeror is not in a position to independently assess or verify the information in Liquor Barn Fund's publicly filed documents, including its financial statements. As a result, all historical information regarding Liquor Barn Fund contained herein, including all Liquor Barn Fund financial information and all pro forma financial information reflecting the pro forma effects of a combination of Liquor Barn Fund and the Offeror derived in part from Liquor Barn Fund's financial information, has been derived by necessity from Liquor Barn Fund's public reports and securities filings. See Section 17 of the Circular, "Risk Factors – Verification of Liquor Barn Fund Information in the Offer and Circular".

DISCLAIMER

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of Liquor Stores Unitholders.

TABLE OF CONTENTS

DEFINITIONS

In the accompanying "Questions and Answers", "Summary", Offer and Circular, unless the context otherwise requires, the following terms have the meanings indicated:

"2006 Proposed Tax Changes" means, collectively, the Tax Fairness Plan issued by the Department of Finance on October 31, 2006, the Guidelines and the draft legislation in respect of the Tax Fairness Plan included in Bill C-52, tabled by the Minister of Finance in the House of Commons on March 29, 2007.

"affected securities" has the meaning ascribed thereto in Section 16 of the Circular, "Merger Transaction".

"affiliate" has the meaning ascribed thereto in National Instrument 45-106 - "Prospectus and Registration Exemptions".

"AGLA" means the *Gaming and Liquor Act* (Alberta), as amended, including the regulations promulgated thereunder.

"AGLC" means the Alberta Gaming and Liquor Commission (formerly the Alberta Liquor Control Board), established pursuant to the AGLA, which, among other things, administers the AGLA and controls, in accordance with the AGLA, the manufacture, import, sale, purchase, possession, storage, transportation, use and consumption of liquor in Alberta, and which, through the board of the AGLC, establishes policies, conducts hearings and makes decisions respecting licenses and registrations under the AGLA.

"AMF" means the Autorité des marchés financiers du Québec.

"ASC" means the Alberta Securities Commission.

"associate" has the meaning ascribed thereto in the Securities Act.

"BCLCLB" means the Liquor Control and Licensing Branch of the Province of British Columbia.

"business day" means any day on which major commercial banks are generally open for business in Edmonton and Toronto other than a Saturday, a Sunday or a day observed as a holiday in Edmonton or Toronto under applicable laws.

"CBCA" means the *Canada Business Corporations Act* and the regulations thereunder, as amended from time to time.

"CDS" means CDS & Co., the nominee of The Canadian Depository for Securities Limited, or such other nominee of The Canadian Depository for Securities Limited.

"CDS Participants" mean participants in the CDS book-entry system maintained by CDS.

"Circular" means the takeover bid circular accompanying the Offer and forming a part thereof.

"Company" means, collectively, Liquor Stores LP and Liquor Stores GP, its general partner.

"CRA" means the Canada Revenue Agency.

"Dealer Manager" means RBC Capital Markets.

"Department of Finance" means the Department of Finance (Canada).

"Depositary" means CIBC Mellon Trust Company at its office at Calgary.

"Devco" means Liquor Barn Devco Ltd., a corporation incorporated in Alberta.

"Electing Liquor Barn Unitholders" means, collectively, Merger Electing Liquor Barn Unitholders and Offer Electing Liquor Barn Unitholders.

"Elected Liquor Barn Units" means Liquor Barn Units in respect of which an Offer Election or a Merger Election is made.

"encumbrances" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, restriction, easement, right of pre-emption, privilege or any option, privilege or contract to create any of the foregoing.

"Exchange Ratio" means 0.53:1, subject to adjustment as provided for in the Offer.

"Expiry Date" means May 17, 2007 (in Edmonton) or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror.

"Expiry Time" means 10:00 p.m. (Edmonton time) on the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by the Offeror.

"GAAP" means Canadian generally accepted accounting principles.

"Georgeson" means Georgeson Shareholder Communications Canada, Inc.

"Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and includes a stock exchange and securities self-regulatory authority.

"Guidelines" means the guidelines released by the Department of Finance on December 15, 2006 in respect of the Tax Fairness Plan released by the Department of Finance on October 31, 2006.

"Information Agent" means Georgeson Shareholder Communications Canada, Inc.

"Laws" means all statutes, regulations, statutory rules, principles of law, orders, published policies and guidelines and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity (including the AGLC, the BCLCLB, the ASC, the OSC, the AMF and the TSX), and the term "applicable" with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity (including the AGLC, the BCLCLB, the ASC, the OSC, the AMF and the TSX) having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Letter of Acceptance and Transmittal" means the letter of acceptance and transmittal provided by the Offeror to CDS, as the sole registered holder of the Liquor Barn Units, for use in connection with the Offer.

"Liquor Barn $8.40 Offering" means Liquor Barn Fund's announced offering of 3,980,000 Liquor Barn Units at a price of $8.40 per Liquor Barn Unit scheduled to close on or about April 10, 2007.

"Liquor Barn Administration Agreement" means the administration agreement dated May 16, 2006 entered into between Liquor Barn Fund, Liquor Barn Operating Trust and Liquor Barn GP.

"Liquor Barn Board of Trustees" means the board of trustees of Liquor Barn Fund.

"Liquor Barn Convertible Debentures" means $15.7 million aggregate principal amount of 8.00% convertible unsecured subordinated debentures with a maturity date of December 31, 2011 issued by Liquor Barn Fund on January 4, 2007.

"Liquor Barn Declaration of Trust" means the amended and restated declaration of trust governing Liquor Barn Fund dated April 3, 2006 as further amended and/or restated from time to time.

"Liquor Barn Development Agreement" means the development agreement dated May 17, 2006 between Liquor Barn Partnership, Liquor Barn GP and Devco.

"Liquor Barn Exchange Agreement" means the exchange agreement dated May 17, 2006 entered into among Liquor Barn Fund, Liquor Barn Operating Trust, Liquor Barn Partnership, Liquor Barn GP and the Liquor Barn Vendors.

"Liquor Barn Exchangeable LP Units" means the exchangeable limited partnership units of Liquor Barn Partnership.

"Liquor Barn Exchangeable Securities" means any securities, including the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units, that are exchangeable, directly or indirectly, without the payment of additional consideration, for Liquor Barn Units.

"Liquor Barn Fund" means Liquor Barn Income Fund, a trust established under the laws of the Province of Alberta by the Liquor Barn Declaration of Trust.

"Liquor Barn Governance Documents" means, collectively, the Liquor Barn Declaration of Trust, the Liquor Barn Operating Trust Declaration of Trust, the Liquor Barn Limited Partnership Agreement, the Liquor Barn Operating Trust Note Indenture, the Liquor Barn Securityholders Agreement, the Liquor Barn Exchange Agreement and the Liquor Barn Administration Agreement.

"Liquor Barn GP" means Liquor Barn GP Inc., a corporation incorporated in Alberta and the general partner of Liquor Barn Partnership.

"Liquor Barn GP Units" means the ordinary general partner units of Liquor Barn Partnership held by Liquor Barn GP.

"Liquor Barn Limited Partnership Agreement" means the limited partnership agreement dated May 17, 2006 between the Liquor Barn Vendors, Liquor Barn GP and Liquor Barn Operating Trust.

"Liquor Barn LP Units" means the limited partnership units of Liquor Barn Partnership, including Liquor Barn Ordinary LP Units, Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units.

"Liquor Barn Operating Trust" means Liquor Barn Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the Liquor Barn Operating Trust Declaration of Trust.

"Liquor Barn Operating Trust Declaration of Trust" means the declaration of trust dated May 5, 2006 pursuant to which the Liquor Barn Operating Trust was established.

"Liquor Barn Operating Trust Note Indenture" means the note indenture dated May 16, 2006 made between Liquor Barn Operating Trust and the note trustee, providing for the issuance of the Liquor Barn Operating Trust Notes.

"Liquor Barn Operating Trust Notes" means, collectively, the Series 1 Liquor Barn Operating Trust Notes, Series 2 Liquor Barn Operating Trust Notes and Series 3 Liquor Barn Operating Trust Notes of Liquor Barn Operating Trust issued under the Liquor Barn Operating Trust Note Indenture.

"Liquor Barn Options" means options to purchase Liquor Barn Units issued pursuant to Liquor Barn Fund's incentive unit option plan.

"Liquor Barn Ordinary LP Units" means the ordinary limited partnership units of Liquor Barn Partnership.

"Liquor Barn Partnership" means Liquor Barn Limited Partnership, a limited partnership formed under the laws of the Province of Alberta.

"Liquor Barn Partnership Special Resolution" means a resolution of the partners of Liquor Barn Partnership passed with the consent of the holders of more than 66 2/3% of the Liquor Barn LP Units and Liquor Barn GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by written resolution of partners holding more than 66 2/3% of the Liquor Barn LP Units and Liquor Barn GP Units, in the aggregate, entitled to vote at a duly constituted meeting.

"Liquor Barn Rights Plan" means any unitholder rights plan that may be adopted by Liquor Barn Fund.

"Liquor Barn Securityholders Agreement" means the agreement dated May 17, 2006 between Liquor Barn Operating Trust, Liquor Barn GP and the other parties thereto providing for, among other things, the governance of Liquor Barn GP.

"Liquor Barn Subordinated LP Units" means the subordinated exchangeable limited partnership units of Liquor Barn Partnership.

"Liquor Barn Special Voting Units" means the special voting units of Liquor Barn Fund, issued to or for the benefit of holders of Liquor Barn Exchangeable Securities.

"Liquor Barn Special Voting Unitholders" means the registered or beneficial holders of the issued and outstanding Liquor Barn Special Voting Units, as the context requires, and **"Liquor Barn Special Voting Unitholder"** means any one of them.

"Liquor Barn Supporting Securityholders" means 1241827 Alberta Inc., 1241816 Alberta Inc., Terdon Management Systems Inc. and 893713 Alberta Inc., companies owned by Mr. Terry Nyquvest and members of his family, each of which is a securityholder of Liquor Barn Fund and has entered into a Securityholder Support Agreement with Liquor Stores Fund.

"Liquor Barn Trustees" means the individuals who are trustees of Liquor Barn Fund from time to time.

"Liquor Barn Unitholders" means the registered or beneficial holders of the issued and outstanding Liquor Barn Units, as the context requires, and **"Liquor Barn Unitholder"** means any one of them.

"Liquor Barn Units" means trust units of Liquor Barn Fund, as currently constituted.

"Liquor Barn Vendors" means, collectively, the former owners of the liquor stores purchased by Liquor Barn Partnership in connection with its initial public offering and who hold Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units including the Liquor Barn Supporting Securityholders.

"Liquor Barn Voting Unitholders" means Liquor Barn Unitholders and Liquor Barn Special Voting Unitholders.

"Liquor Barn Voting Units" means, collectively, the Liquor Barn Units and the Liquor Barn Special Voting Units.

"Liquor Stores Exchangeable LP Units" means the exchangeable units of Liquor Stores LP.

"Liquor Stores Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Liquor Stores Units.

"Liquor Stores Fund" means Liquor Stores Income Fund, and is also referred to herein as the **"Offeror"**.

"Liquor Stores GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA.

"Liquor Stores GP Common Shares" means common shares of Liquor Stores GP.

"Liquor Stores LP" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta.

"Liquor Stores LP Units" means, collectively, the Liquor Stores Ordinary LP Units, the Liquor Stores Exchangeable LP Units and the Liquor Stores Subordinated LP Units.

"Liquor Stores Ordinary LP Units" means the ordinary limited partnership units of Liquor Stores LP.

"Liquor Stores Special Voting Units" means the special voting units of Liquor Stores Fund, issued to or for the benefit of holders of Liquor Stores Exchangeable Securities.

"Liquor Stores Subordinated LP Units" means the subordinated exchangeable units of Liquor Stores LP.

"Liquor Stores Units" means trust units of the Offeror, as currently constituted.

"Liquor Stores Unitholders" means the registered or beneficial holders of the issued and outstanding Liquor Stores Units, as the context requires, and **"Liquor Stores Unitholder"** means any one of them.

"Liquor Stores Vendors" means, collectively, The Liquor Depot Corporation, Liquor World Group Inc. and certain associated or managed entities.

"Liquor Stores Voting Units" means, collectively, the Liquor Stores Units and the Liquor Stores Special Voting Units.

"LSOT" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta.

"LSOT Notes" means, collectively, Series I and Series II promissory notes of LSOT issued under a note indenture made between LSOT and CIBC Mellon Trust Company.

"LSOT Units" means the trust units of LSOT.

"Material Adverse Change" means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, taxation, results of operations or prospects of Liquor Barn Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries, and/or any change with respect to the businesses of Liquor Barn Fund or the Offeror or their respective subsidiaries, as applicable, or the Laws affecting such businesses, as applicable, or with respect to Canadian, U.S. or other financial markets generally, that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to Liquor Barn Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries.

"Material Adverse Effect" means in respect of any person, any effect (including the effect of any change with respect to the businesses of Liquor Barn Fund or the Offeror or their respective subsidiaries, as applicable, or the Laws affecting such businesses, as applicable, or with respect to Canadian, U.S. or international financial markets generally) that, either alone or together with other such matters, is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, taxation, results of operations or prospects of Liquor Barn Fund or the Offeror, as applicable, taken as a whole with their respective subsidiaries.

"Merger" means (i) the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, and (ii) the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to the Liquor Barn Unitholders on the basis of 0.53 of a Liquor Stores Unit per Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.53 of a Liquor Stores Special Voting Unit per Liquor Barn Special Voting Unit (subject to adjustment as provided herein) upon a redemption of their Liquor Barn Voting Units, on a tax-deferred "roll-over" basis (and the cancellation of any such Liquor Stores Units received by the Offeror itself).

"Merger Agreement" has the meaning ascribed thereto in Section 16 of the Circular, "Merger Transaction".

"Merger Elected Liquor Barn Units" means Liquor Barn Units deposited to the Offer and in respect of which a Merger Election is made.

"Merger Electing Liquor Barn Unitholders" means Liquor Barn Unitholders who (i) deposit their Liquor Barn Units to the Offer, (ii) make a Merger Election to participate in the Merger Transaction through their broker or other nominee, and subsequently through CDS, and (iii) whose Merger Elected Liquor Barn Units are not withdrawn from the Offer prior to 4:59 p.m. (Edmonton time) on the Expiry Date.

"Merger Election" means the election made by Liquor Barn Unitholders to participate in the Merger Transaction.

"Merger Transaction" means, collectively, the following transactions:

(a) the direction through a broker or other nominee, and subsequently though CDS, to deposit Liquor Barn Units to the Offer and the provision of the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, through the execution of the Letter of Acceptance and Transmittal, as described under Section 3 of the Offer, "Manner of Acceptance" (but, for greater certainty, not the power of attorney contained in Part B of the Letter of Acceptance and Transmittal) and to withdraw such Liquor Barn Units from the Offer, effective at 9:00 p.m. (Edmonton time) on the Expiry Date; and

(b) following the approval of the Special Resolution by the holders of Liquor Barn Voting Units (including the Electing Liquor Barn Unitholders, through the power of attorney contained in Part A of the Letter of Acceptance and Transmittal), representing more than 66 2/3% of the outstanding Liquor Barn Voting Units, the execution and delivery of the Merger Agreement and the consummation of the Merger and the transactions contemplated in the Merger Agreement, pursuant to which, among other things, Liquor Stores Units would be distributed to the then Liquor Barn Unitholders upon the redemption of all of the outstanding Liquor Barn Units and Liquor Stores Special Voting Units would be distributed to the then Liquor Barn Special Voting Unitholders upon the redemption of all the outstanding Liquor Barn Special Voting Units.

"Minimum Condition" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer".

"nominee" means a registered broker or dealer, financial institution or other intermediary that holds Liquor Barn Units on behalf of a Person who is not the registered holder of the Liquor Barn Units.

"Non-Electing Liquor Barn Unitholders" means Liquor Barn Unitholders that do not make an Offer Election or a Merger Election.

"Offer" means the offer to purchase all of the outstanding Liquor Barn Units made hereby to Liquor Barn Unitholders (as it may be amended) including any Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of any options, warrants or other conversion or exchange rights to acquire Liquor Barn Units.

"Offer Documents" means, collectively, the Offer and Circular and the Letter of Acceptance and Transmittal (as they each may be amended).

"Offer Elected Liquor Barn Units" means Liquor Barn Units deposited to the Offer and in respect of which an Offer Election is made.

"Offer Electing Liquor Barn Unitholders" means Liquor Barn Unitholders who (i) deposit their Liquor Barn Units to the Offer, (ii) make an Offer Election through their broker or other nominee, and subsequently through CDS, and (iii) whose Offer Elected Liquor Barn Units are not withdrawn from the Offer prior to 9:59 p.m. (Edmonton time) on the Expiry Date, but for greater certainty, do not include Merger Electing Liquor Barn Unitholders.

"Offer Election" means the election made by Liquor Barn Unitholders to deposit their Liquor Barn Units to, and have their Liquor Barn Units taken up under, the Offer.

"Offer Period" means the period commencing on the date of the Offer and ending at the Expiry Time.

"Offeror" or **"Liquor Stores Fund"** means Liquor Stores Income Fund.

"Offeror's AIF" has the meaning ascribed thereto in Section 19 of the Circular, "Documents Incorporated by Reference".

"Offeror's Board of Trustees" means the board of trustees of the Offeror.

"Offeror's Declaration of Trust" means the amended and restated declaration of trust establishing and governing the Offeror dated August 10, 2004, as further amended and/or restated from time to time.

"Offeror's Trustees" means those individuals who are trustees of the Offeror from time to time.

"OSC" means the Ontario Securities Commission.

"OSC Rule 61-501" means OSC Rule 61-501- *Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.*

"Other Property" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance".

"Permitted Distributions" means monthly distributions to Liquor Barn Unitholders made in conformity and consistency in all respects with Liquor Barn Fund's monthly distribution policies in effect as at the date hereof and having a record date for determination of Liquor Barn Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0646 per Liquor Barn Unit per such distribution per month (but which may be less than such amount).

"Person" means an individual, partnership, limited partnership, limited liability partnership, unincorporated association, organization, syndicate, corporation, trust, trustee, executor, administrator or other legal or personal representative.

"Policy Q-27" means Policy Statement No. Q-27 of the AMF.

"RBC Capital Markets" means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

"Rights" has the meaning ascribed thereto in the Liquor Barn Rights Plan, if any.

"Securities Act" means the *Securities Act* (Alberta), and the rules and regulations thereunder, as amended from time to time.

"Securities Laws" means, collectively, the applicable securities Laws of each of the provinces and territories of Canada and the applicable federal and state securities Laws of the United States, and the respective rules and regulations made thereunder, together with all applicable rules, binding policies, orders, notices and rulings of the Securities Regulatory Authorities therein, and the applicable rules of the TSX.

"Securities Regulatory Authority" means all applicable securities regulatory authorities, including (i) the provincial and territorial securities regulatory authority in the provinces and territories of Canada in which each of the Offeror and Liquor Barn Fund is a reporting issuer (or the equivalent), (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the United States Securities and Exchange Commission, in each case having or claiming jurisdiction over the Offeror and/or Liquor Barn Fund, as applicable, and (iii) the TSX.

"Securityholder Support Agreements" means the agreements between Liquor Stores Fund and the Liquor Barn Supporting Securityholders pursuant to which the Liquor Barn Supporting Securityholders have agreed, among other things, to vote the securities of Liquor Barn Fund and Liquor Barn Partnership beneficially owned or controlled by the Liquor Barn Supporting Securityholders in favour of the Offer and the Merger, including the Special Resolution, and to otherwise support the Offer and Merger and other related matters.

"SIFT" means a specified investment flow-through trust or partnership, as defined in the 2006 Proposed Tax Changes.

"Soliciting Dealer Group" means the Dealer Manager and the other members of the soliciting dealer group to be assembled by the Dealer Manager.

"Special Resolution" has the meaning ascribed thereto in Section 16 of the Circular, "Merger Transaction".

"subsidiary" means, with respect to a specified Person, (a) any corporation, partnership, trust, limited partnership, joint venture, limited liability company, unlimited liability company or other organization, incorporated or unincorporated, which is a subsidiary as defined in the Securities Act; or (b) a partnership of which such specified Person or another of its subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests.

"Tax Act" means the *Income Tax Act* (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time.

"TSX" means the Toronto Stock Exchange.

"United States" or **"U.S."** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Offer and Merger. This section is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Liquor Barn Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in these Questions and Answers, where not otherwise defined in this section are defined in the Offer and Circular. See "Definitions".

1. What is the Offer? What is the Merger Transaction?

The Offer

The Offer is an offer by Liquor Stores Fund to purchase all of the issued and outstanding Liquor Barn Units on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit. An exchange of Liquor Stores Units for Liquor Barn Units under the Offer will be treated as a taxable disposition for Canadian income tax purposes. **To deposit your Liquor Barn Units to the Offer, you must make an Offer Election through your broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

The Merger Transaction

Under the Merger Transaction alternative, Liquor Barn Unitholders have the opportunity to exchange their Liquor Barn Units for Liquor Stores Units on a 0.53 for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes. **To participate in the Merger Transaction, you must deposit your Liquor Barn Units to the Offer and make a Merger Election through your broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

If for any reason no election is made by a Liquor Barn Unitholder with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Unitholder will be deemed to have made a Merger Election in respect of such Liquor Barn Units.

2. Who is Making the Offer and Proposing the Merger Transaction Alternative?

The Offer and the Merger Transaction are being made and provided by Liquor Stores Fund, a trust that indirectly participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores LP, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Fund has been listed on the TSX since September 28, 2004 and trades under the symbol "LIQ.UN". As at April 9, 2007, Liquor Stores Fund had a market capitalization of approximately $290 million. Its revenues for the year ended December 31, 2006 were approximately $222 million and its assets at that date were approximately $187 million.

3. Why is Liquor Stores Fund Making the Offer? What are the Benefits of the Offer?

The business operations of Liquor Stores Fund and Liquor Barn Fund are highly complementary and Liquor Stores Fund believes that the rationale for the combination is compelling for the unitholders of both income trusts. The combination provides an excellent strategic fit and creates the leading independent liquor retailer in Alberta and British Columbia with an estimated combined market share of over 16% in Alberta and B.C. and approximately 19% in its core Alberta market. The combined entity will operate 176 liquor stores in Alberta and B.C., with pro forma revenue greater than $320 million, providing a strong platform to pursue further growth opportunities. The combined fund would benefit from access to Liquor Stores Fund's cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the 2006 Proposed Tax Changes. Together, the two trusts will benefit from a combined cumulative "safe harbour" equity growth amount of approximately $300 million through 2010. In addition, the combined entity would discontinue Liquor Barn Fund's practice of making related party acquisitions from Devco. This will provide the public Liquor Barn Unitholders with the opportunity to now participate fully in the growth and value creation from future store development and acquisitions.

The combination of both entities is expected to provide attractive opportunities to realize meaningful synergies through the elimination of redundant costs and the implementation of operational best practices. Liquor Stores Fund's management estimates immediate cost savings of approximately $1.5 million through the elimination of certain public company costs of Liquor Barn Fund and duplicative head office and general and administration expenses. In addition, Liquor Stores Fund's management believes that there is an attractive opportunity to enhance the operating margins of Liquor Barn Fund, which are currently well below those of Liquor Stores Fund, through the application of Liquor Stores Fund's management expertise and operational best practices. Historically, Liquor Stores Fund's operating margin as a percentage of sales has consistently and significantly exceeded that of Liquor Barn Fund. See "Non-GAAP Measures".

4. **What Will I Receive for My Liquor Barn Units Under the Offer and Under the Merger Transaction? What Premium Does That Represent?**

Under the Offer and Merger Transaction, you will receive Liquor Stores Units for your Liquor Barn Units on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit. For instance, if you own 1,000 Liquor Barn Units, you will receive 530 Liquor Stores Units under the Offer or the Merger Transaction. Essentially, you will receive both a substantial premium over the recent trading value of your Liquor Barn Units as well as the opportunity to continue as a unitholder in a larger income trust with a stronger competitive position. The Exchange Ratio of 0.53 of a Liquor Stores Unit per Liquor Barn Unit (subject to adjustment as provided under the Offer and the Merger, as applicable) represents a value of $11.30 per Liquor Barn Unit and a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units ($21.33) and the Liquor Barn Units ($8.40) on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, and a premium of approximately 35.7%, based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. **You are urged to obtain current market quotations for the Liquor Stores Units and Liquor Barn Units.**

5. **If the Offer and Merger Transaction are Completed, What Distributions Will I Receive as a Liquor Stores Unitholder?**

Liquor Barn Unitholders will realize an immediate 2.6% increase in their monthly cash distributions as, based on the Exchange Ratio of 0.53:1, Liquor Stores Fund's current monthly distribution of $0.125 per unit ($1.50 per unit annually) equates to a monthly distribution of $0.06625 per Liquor Barn Unit ($0.795 per unit annually) compared to Liquor Barn Fund's current monthly distribution of $0.0646 per unit ($0.7752 per unit annually).

Since the completion of its initial public offering on September 28, 2004, Liquor Stores Fund has increased distributions four times from $0.0833 per month per unit ($1.00 per unit annualized) to the current rate of $0.125 per month per unit ($1.50 per unit annualized), a 50% increase. However, there can be no assurance regarding the amounts of income to be generated by the subsidiaries of the Offeror and paid to the Offeror. The actual amount distributed in respect of the Liquor Stores Units will depend upon numerous factors, including profitability, debt covenants, fluctuations in working capital, the sustainability of margins and capital expenditures.

6. **Do any Liquor Barn Voting Unitholders Support the Offer and Merger?**

The Liquor Barn Supporting Securityholders have entered into the Securityholders Support Agreements with Liquor Stores Fund pursuant to which they have agreed, among other things, to vote all securities of Liquor Barn Fund and its subsidiaries that they own or control in favour of the Offer and Merger. The Liquor Barn Supporting Securityholders, referred to as the "Spirits Liquor Mart Group", are companies owned by Mr. Terry Nyquvest and members of his family. The Spirits Liquor Mart Group were the second largest founding vendor group of Liquor Barn Fund having contributed 17 of the 58 retail liquor stores purchased by Liquor Barn Fund on completion of its initial public offering. The Liquor Barn Supporting Securityholders hold an aggregate of 808,942 Liquor Barn Special Voting Units, representing 5.8% of the currently outstanding Liquor Barn Voting Units (after giving effect to the Liquor Barn $8.40 Offering).

7. **What Do I Need To Do Now?**

You are urged to carefully review this Offer and Circular, and to seek advice from your stockbroker or other financial advisor. If you wish to deposit your Liquor Barn Units to the Offer and make either an Offer Election or a Merger Election, you should contact your broker or other nominee to do so.

8. **How Do I Deposit My Liquor Barn Units to the Offer and Make Either an Offer Election or a Merger Election?**

To deposit your Liquor Barn Units to the Offer and make either an Offer Election or a Merger Election, you must complete the documentation and follow the instructions provided by your broker or other nominee. If you have any questions, you can contact Georgeson at 1-866-656-4120.

9. **What are the Conditions to the Offer?**

The Offer is conditional upon a number of things that are described in Section 4 of the Offer, "Conditions of the Offer". You are advised to consider the conditions described there, but the key conditions include the following:

(a) the number of Liquor Barn Units held by Electing Liquor Barn Unitholders, together with the number of Liquor Barn Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, must represent more than 66 2/3% of the then outstanding Liquor Barn Voting Units (the "**Minimum Condition**"); and

(b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to Liquor Stores Fund, acting reasonably.

10. **When Will the Offer and Merger Transaction be Completed?**

The Offer is open until 10:00 p.m. (Edmonton time) on May 17, 2007 and will be completed only if all of the conditions of the Offer have been satisfied or have been waived by Liquor Stores Fund. In certain circumstances, the Offer may also be extended or it may be terminated. Liquor Stores Fund's current intention is to complete the Merger immediately following and conditional on the take-up under the Offer (or the satisfaction or waiver of all conditions thereunder) so as to provide the most consistent treatment possible to all Liquor Barn Unitholders, whether they are exchanging Liquor Barn Units for Liquor Stores Units under the Offer or as a result of the Merger Transaction.

11. **What Happens if I Do Not Deposit My Liquor Barn Units to the Offer and Make Either an Offer Election or a Merger Election but the Offer and Merger are Supported by More Than Two-Thirds of the Liquor Barn Voting Unitholders?**

As explained in Section 16 of the Circular, "Merger Transaction", if the Special Resolution is approved and if the Merger is completed, Non-Electing Liquor Barn Unitholders will receive Liquor Stores Units under the Merger as if they had made a Merger Election. However, as the Offer and the Merger Transaction are subject to, among other things, a 66 2/3% approval condition, you are encouraged to deposit your Liquor Barn Units to the Offer in order to ensure that the transactions described in the Offer and Circular are successful.

12. **Will Liquor Barn Units Still be Listed on the Toronto Stock Exchange if the Offer is Successful?**

If the Offer and Merger Transaction are completed, the Liquor Barn Units will be de-listed from the Toronto Stock Exchange upon completion of such transactions.

13. **Are the Liquor Stores Units That I Will Receive Under the Offer and Under the Merger Transaction Listed on the Toronto Stock Exchange?**

The Liquor Stores Units are currently listed and posted for trading on the TSX. It is a condition to the Offer that the Liquor Stores Units to be issued in connection with the Offer and the Merger Transaction be conditionally approved for listing on the TSX, subject to satisfaction of customary conditions. Conditional listing approval for the Liquor Stores Units to be issued under the Offer and the Merger Transaction was obtained on April 9, 2007.

14. **Will I Have to Pay Any Fees or Commissions?**

Liquor Barn Unitholders will not be required to pay any fee or commission to the Offeror if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer or the Merger.

15. **How Will the Exchange of My Liquor Barn Units be Treated for Tax Purposes?**

A disposition of Liquor Barn Units held as capital property by an Offer Electing Liquor Barn Unitholder in exchange for Liquor Stores Units will give rise to a capital gain (or a capital loss) for Canadian tax purposes, equal to the amount by which the proceeds of disposition of the Liquor Barn Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Liquor Barn Units to the Offer Electing Liquor Barn Unitholder immediately prior to the disposition. For these purposes, the proceeds of disposition of the Liquor Barn Units will generally be equal to the aggregate of the fair market value of the Liquor Stores Units received in exchange therefor.

The Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, for Canadian tax purposes, where a Merger Electing Liquor Barn Unitholder or a Non-Electing Liquor Barn Unitholder disposes of Liquor Barn Units to Liquor Barn Fund in exchange for Liquor Stores Units on the redemption of Liquor Barn Units pursuant to the Merger, the Liquor Barn Unitholder's proceeds of disposition for the Liquor Barn Units disposed of, and the cost to the Liquor Barn Unitholder of the Liquor Stores Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Liquor Barn Unitholder of the Liquor Barn Units immediately prior to their disposition, resulting in a tax-deferred "roll-over" for Canadian tax purposes.

Subsequent to the exchange of Liquor Barn Units for Liquor Stores Units pursuant to the Offer or the Merger, a former Liquor Barn Unitholder will be subject to taxation as a Liquor Stores Unitholder. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

16. Who Can I Contact if I Have Questions?

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

You may also contact your investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance.

SUMMARY

The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer and Circular. Liquor Barn Unitholders are urged to read the Offer and Circular in their entirety. Capitalized terms used in this summary, where not otherwise defined herein, are defined in the Offer and Circular. See "Definitions". The information concerning Liquor Barn Fund contained herein and in the Offer and Circular is based upon publicly available documents or records of Liquor Barn Fund on file with Securities Regulatory Authorities and other public sources at the time of the Offer and has not been independently verified by the Offeror.

1. **The Offer and the Merger Transaction**

The Offer

The Offer is an offer by Liquor Stores Fund to purchase all of the issued and outstanding Liquor Barn Units, including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights, on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit. An exchange of Liquor Stores Units for Liquor Barn Units under the Offer will be treated as a taxable disposition for Canadian income tax purposes. **To deposit your Liquor Barn Units to the Offer, you must make an Offer Election through your broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

The Offeror is offering to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the issued and outstanding Liquor Barn Units on the basis of the Exchange Ratio (being 0.53 of a Liquor Stores Unit for each Liquor Barn Unit, subject to adjustment as provided under the Offer).

The Exchange Ratio of 0.53 of a Liquor Stores Unit per Liquor Barn Unit (subject to adjustment as provided under the Offer and the Merger Agreement) represents a value of $11.30 per Liquor Barn Unit and a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, and a premium of approximately 35.7%, based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. **Liquor Barn Unitholders are urged to obtain current market quotations for the Liquor Stores Units and Liquor Barn Units.**

The Offer is made only for Liquor Barn Units and is not made for any options, warrants or other conversion or exchange rights to acquire Liquor Barn Units (other than any Rights). Any holder of such options, warrants or other conversion or exchange rights to purchase Liquor Barn Units (other than any Rights), including a holder of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options, who wishes to accept the Offer must exercise the options, warrants or other conversion or exchange rights (other than any Rights) and deposit the Liquor Barn Units through their broker or other nominee under and in accordance with the Offer. Any such exercise must be in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance".

No fractional Liquor Stores Units will be issued under the Offer. If CDS, as the registered holder of all of the Liquor Barn Units, would otherwise be entitled to receive a fractional Liquor Stores Unit under the Offer, the number of Liquor Stores Units issuable to CDS will be rounded up to the next whole number. Liquor Barn Unitholders should consult their broker or other nominee to confirm whether fractional Liquor Stores Units or cash in lieu thereof will be paid to them by their broker or other nominee under the Offer.

The obligation of the Offeror to take up and pay for Liquor Barn Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer". The accompanying Circular is incorporated by reference in and forms a part of the Offer. See Section 1 of the Offer, "The Offer".

The Merger Transaction

Under the Merger Transaction alternative, Liquor Barn Unitholders have the opportunity to exchange their Liquor Barn Units for Liquor Stores Units on a 0.53 for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes. **To participate in the Merger Transaction, you must deposit your Liquor Barn Units to the Offer and make a Merger Election through your broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

If for any reason no election is made by a Liquor Barn Unitholder with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Unitholder will be deemed to have made a Merger Election in respect of such Liquor Barn Units.

2. The Offeror

The Offeror is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Offeror's Declaration of Trust. The Offeror owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 75.6% interest in Liquor Stores LP. The Offeror receives, indirectly through LSOT, distributions of distributable cash of Liquor Stores LP.

The Offeror is a reporting issuer (or the equivalent) in each of the provinces of Canada. On September 28, 2004, the Offeror completed an initial public offering of 4,300,000 Liquor Stores Units at a price of $10 per Liquor Stores Unit for aggregate gross proceeds of approximately $43 million. The Offeror used the proceeds of the initial public offering to indirectly acquire a 50.6% interest in Liquor Stores LP. Liquor Stores LP used these proceeds and borrowings under its credit facility to acquire 50 retail liquor stores and related assets for total consideration of approximately $55.4 million in cash, 2,075,000 Liquor Stores Exchangeable LP Units, 2,125,000 Liquor Stores Subordinated LP Units and 4,200,000 Liquor Stores GP Common Shares and the assumption of certain associated accounts payable and current liabilities.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Liquor Stores Ordinary LP Units and Liquor Stores GP Common Shares, representing 75.6% of the Liquor Stores LP Units and Liquor Stores GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with Liquor Stores GP as its general partner.

The principal and head office of each of Liquor Stores Fund, LSOT, Liquor Stores GP and Liquor Stores LP is located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

The affairs of the Offeror are supervised by the Offeror's Board of Trustees who, among other things, oversee the investments and affairs of the Offeror, represent the Offeror as an indirect shareholder of Liquor Stores GP and a direct unitholder and noteholder of LSOT, and effect distributions from the Offeror to the Liquor Stores Unitholders. See Section 1 of the Circular, "The Offeror".

3. Liquor Barn Fund

Liquor Barn Fund is a trust established under the laws of the Province of Alberta by the Liquor Barn Declaration of Trust. Liquor Barn Fund's head office is located at Suite 152, 5004 – 98th Avenue, Edmonton, Alberta, T6A 3X6. Liquor Barn Fund is a reporting issuer (or the equivalent) in each of the provinces of Canada.

According to publicly available information, Liquor Barn Fund holds all of the trust units and notes of Liquor Barn Operating Trust and, indirectly through Liquor Barn Operating Trust, an ownership interest of approximately 61.4% in Liquor Barn Partnership. Management of Liquor Stores Fund believes that after giving effect to the Liquor Barn $8.40 Offering, Liquor Barn Fund will hold, indirectly through Liquor Barn Operating Trust, an ownership interest of approximately 72.4% in Liquor Barn Partnership. Liquor Barn Fund also owns all of the outstanding shares of Liquor Barn GP, which is the general partner of Liquor Barn Partnership.

As of April 3, 2007, Liquor Barn Fund operated 71 retail liquor stores, of which 61 are located in Alberta and 10 are located in British Columbia. Liquor Barn Partnership is the second largest liquor store retailer in Alberta by number of stores and, in Liquor Barn Partnership management's judgement, the third largest by revenue.

The affairs of Liquor Barn Fund are supervised by the Liquor Barn Board of Trustees who are responsible for, among other things, representing Liquor Barn Fund as the holder of all of the shares of Liquor Barn GP and all of the units and notes of Liquor Barn Operating Trust and effecting payments of distributions from Liquor Barn Fund to its unitholders.

4. **Purpose of the Offer and the Offeror's Plans for Liquor Barn Fund**

The purpose of the Offer is to enable the Offeror to acquire all of the Liquor Barn Units. If the conditions to the Offer are satisfied or waived by the Offeror and the Offer is completed, it is the Offeror's current intention to complete the Merger immediately following and conditional on the take-up under the Offer so as to provide the most consistent treatment possible to all Liquor Barn Unitholders, whether they are exchanging Liquor Barn Units for Liquor Stores Units under the Offer or as a result of the Merger Transaction.

If the Offer and the Merger Transaction are successful, the Offeror intends to complete a detailed review of Liquor Barn Fund and its subsidiaries and their respective assets, structures, capitalization, operations, properties, policies, management and personnel with a view to integrating the business carried on by Liquor Barn Partnership with that carried on by Liquor Stores LP and seeking to maximize potential synergies. In connection therewith, the Offeror expects that it will take such steps as may be available to it to, directly or indirectly, combine the operations of Liquor Barn Partnership and Liquor Stores LP. See Section 4 of the Circular, "Purpose of the Offer and the Offeror's Plans for Liquor Barn Fund".

5. **Expected Benefits of and Reasons to Accept the Offer**

If the Offer and the Merger Transaction are successful, they will result in, among other things, the integration of the businesses carried on by the subsidiaries of the Offeror and by the subsidiaries of Liquor Barn Fund. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Liquor Stores Fund's best estimate of the effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved.

A Significant Premium for Liquor Barn Unitholders of Approximately 34.6%

The Exchange Ratio of 0.53 of a Liquor Stores Unit per Liquor Barn Unit represents a value of $11.30 per Liquor Barn Unit and a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, and a premium of approximately 35.7%, based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. **Liquor Barn Unitholders are urged to obtain current market quotations for the Liquor Stores Units and Liquor Barn Units.**

An Increase in Cash Distributions and Improved Liquidity

Liquor Barn Unitholders will realize an immediate 2.6% increase in their monthly cash distributions as, based on the Exchange Ratio of 0.53:1 Liquor Stores Fund's current monthly distribution of $0.125 per unit ($1.50 annually) equates to a monthly distribution of $0.06625 per Liquor Barn Unit ($0.795 annually) compared to Liquor Barn Fund's current monthly distribution of $0.0646 per unit ($0.7752 annually). Liquor Barn Unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of approximately $450 million (based on April 9, 2007 values), approximately 1.5 times the current market capitalization of Liquor Stores Fund and almost four times that of Liquor Barn Fund.

An Exceptional Strategic Fit, Creating the Leading Independent Liquor Retailer in Alberta and B.C. with a Strong Platform for Future Growth

The business operations of Liquor Stores Fund and Liquor Barn Fund are highly complementary and Liquor Stores Fund believes that the rationale for the combination is compelling for the unitholders of both income trusts. The combination provides an excellent strategic fit and creates the leading independent liquor retailer in Alberta and British Columbia with an estimated combined market share of over 16% in Alberta and B.C. and approximately 19% in its core Alberta market. The combined entity will operate 176 liquor stores in Alberta and B.C., with pro forma revenue greater than $320 million, providing a strong platform to pursue further growth opportunities.

Expanded "Safe Harbour" Equity Growth Amount

The combined fund will benefit from access to Liquor Stores Fund's cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the 2006 Proposed Tax Changes. This compares to Liquor Barn Fund's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and trust unit offerings. Together, the two trusts will benefit from a combined cumulative "safe harbour" equity growth amount of approximately $300 million through 2010.

Unitholder Participation in Value Creation Resulting From Acquisitions and New Store Development

The combined entity would discontinue Liquor Barn Fund's practice of making related party acquisitions from Devco. This will provide the public Liquor Barn Unitholders with the opportunity to now participate fully in the growth and value creation from future store development and acquisitions. See Section 6 of the Circular, "Certain Effects of the Offer – Liquor Barn Development Agreement".

Opportunity to Share in Synergies and Other Operational Benefits

The combination of both entities is expected to provide attractive opportunities to realize meaningful synergies through the elimination of redundant costs and the implementation of operational best practices. Based on cost estimates made by Liquor Barn Fund's management at the time of its initial public offering, Liquor Stores Fund's management estimates immediate cost savings of approximately $1.5 million through the elimination of certain public company costs of Liquor Barn Fund and duplicative head office and general and administration expenses. In addition, Liquor Stores Fund's management believes that there is an attractive opportunity to enhance the operating margins of Liquor Barn Fund, which are currently well below those of Liquor Stores Fund, through the application of Liquor Stores Fund's management expertise and operational best practices. Historically, Liquor Stores Fund's operating margin as a percentage of sales has consistently and significantly exceeded that of Liquor Barn Fund. See "Non-GAAP Measures".

An Experienced Senior Management Team with a Proven Track Record

The combined entity will benefit from the stability of Liquor Stores Fund's senior management team, which has a proven record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Since its initial public offering on September 28, 2004, the trading price of the Liquor Stores Units has increased 113% from $10.00 to $21.33 at April 9, 2007, and has generated a total return of 148% including reinvestment of distributions. Over this period, management has successfully completed the acquisition and development of 55 stores more than doubling the number of stores, and has increased distributions four times from $1.00 per unit annually to $1.50 per unit annually in aggregate, representing a 50% increase since the initial public offering.

Offer and Merger Transaction has the Endorsement and Support of Liquor Barn's Second Largest Founding Unitholder Group

The Liquor Barn Supporting Securityholders, companies owned by Mr. Terry Nyquvest and members of his family (referred to as the "Spirits Liquor Mart Group"), have entered into the Securityholder Support Agreements with Liquor Stores Fund. The Liquor Barn Supporting Securityholders were the second largest founding vendor group of Liquor Barn Fund, having contributed 17 of the 58 retail liquor stores purchased by Liquor Barn Fund on completion of its initial public offering. Pursuant to the Securityholder Support Agreements they have, among other things, agreed to deposit under the Offer or the Merger Transaction any Liquor Barn Units they own or control, to vote all Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units they own or control in favour of any resolutions relating to the Offer and Merger, including the Special Resolution, and, effective on completion of the Offer and Merger, to appoint Liquor Stores Fund as voting trustee of the Liquor Barn Supporting Securityholders to exercise all voting rights attached to the Liquor Barn Supporting Securityholders' Liquor Barn Fund and Liquor Barn Partnership securities. The Liquor Barn Supporting Securityholders hold an aggregate of 808,942 Liquor Barn Special Voting Units, representing 5.8% of the currently outstanding Liquor Barn Voting Units (after giving effect to the Liquor Barn $8.40 Offering). These Liquor Barn Special Voting Units are associated with the 404,471 Liquor Barn Exchangeable LP Units and 404,471 Liquor Barn Subordinated LP Units owned by the Liquor Barn Supporting Securityholders. See Section 20 of the Circular, "Acceptance of Offer".

See Section 5 of the Circular, "Expected Benefits of and Reasons to Accept the Offer".

6. **Pro Forma Financial Information**

Liquor Barn Unitholders should refer to the pro forma financial information contained in **Schedule "A"** to the Offer and Circular, "Pro Forma Consolidated Financial Statements". The pro forma consolidated financial statements do not reflect any synergies that might arise from the acquisition by Liquor Stores Fund of Liquor Barn Fund nor do they include any restructuring or integration costs that may be incurred by Liquor Stores Fund. The pro forma consolidated financial statements reflect the operations of Liquor Barn Fund for a part year from commencement of active operations on May 17, 2006, the date Liquor Barn Fund completed its initial public offering.

7. **Time for Acceptance**

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is 10:00 p.m. (Edmonton time) on May 17, 2007. The Offer may be extended by the Offeror. See Section 2 of the Offer, "Time for Acceptance" and Section 5 of the Offer, "Extension, Variation or Change in the Offer".

8. **Manner of Acceptance**

Registration of interests in and transfers of Liquor Barn Units may currently only be made through a book entry only system administered by CDS. As such, in order to tender their Liquor Barn Units to the Offer and make an Offer Election or a Merger Election, Liquor Barn Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee prior to the Expiry Time. **Brokers and other nominees may set a deadline that is earlier than this deadline, and as such Liquor Barn Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Liquor Barn Units tendered to the Offer by CDS Participants on behalf of Liquor Barn Unitholders. See Section 3 of the Offer, "Manner of Acceptance".

Notwithstanding anything to the contrary contained in the Offer or the Circular or the Letter of Acceptance and Transmittal, Offer Electing Liquor Barn Unitholders will be deemed to have deposited any Rights associated with such Offer Elected Liquor Barn Units, and any such Rights will also be deemed to be taken up if the associated Offer Elected Liquor Barn Units are taken up by the Offeror. No additional payment will be made for any Rights and no amount of the consideration to be paid by the Offeror will be allocated to any Rights.

9. **Conditions**

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Liquor Barn Units deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept Liquor Barn Units for take up under the Offer. The Offer is conditional upon, among other things, the following: (a) the number of Liquor Barn Units held by Electing Liquor Barn Unitholders, together with the number of Liquor Barn Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, must represent more than 66 2/3% of the then outstanding Liquor Barn Voting Units; and (b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to the Offeror, acting reasonably. See Section 4 of the Offer, "Conditions of the Offer".

10. **Take Up of and Payment for Deposited Liquor Barn Units**

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Liquor Barn Units duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn within 10 days after the Expiry Time. Any Liquor Barn Units taken up will be required to be paid for as soon as possible and in any event not later than three business days after they are taken up. Any Liquor Barn Units deposited pursuant to the Offer after the first date on which Liquor Barn Units have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Take up of and Payment for Deposited Liquor Barn Units".

11. Merger Transaction

The Merger Transaction

If the Merger is completed, Liquor Barn Unitholders that make a Merger Election will receive Liquor Stores Units in exchange for their Liquor Barn Units on a tax-deferred "roll-over" basis for Canadian income tax purposes pursuant to the mechanics of the Merger. By making a Merger Election through their broker or other nominee, Merger Electing Liquor Barn Unitholders, through CDS, on behalf of the Merger Electing Liquor Barn Unitholders, will deposit the Merger Elected Liquor Barn Units to the Offer and then will withdraw such Merger Elected Liquor Barn Units from the Offer, effective at 9:00 p.m. (Edmonton time) on the Expiry Date. Accordingly, if the Merger is completed, Merger Elected Liquor Barn Units will not be taken-up and paid for under the Offer but such Merger Elected Liquor Barn Units will participate in the Merger.

Prior to their withdrawal as outlined above, Merger Electing Liquor Barn Unitholders will provide the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, through the execution of the Letter of Acceptance and Transmittal, as described under Section 3 of the Offer, "Manner of Acceptance". As a consequence, all Merger Electing Liquor Barn Unitholders will be approving the Special Resolution.

Following the approval of the Special Resolution the Offeror intends to enter into the Merger Agreement.

Liquor Stores Fund and Liquor Barn Fund will agree in the Merger Agreement to jointly elect to have section 132.2 of the Tax Act (and similar provincial legislation) apply with respect to the Merger. Liquor Stores Fund will determine the elected amounts for the assets of Liquor Barn Fund.

The Offeror's current intention is to complete the Merger (including the subsequent distribution of Liquor Stores Units to Liquor Barn Unitholders upon the redemption of the outstanding Liquor Barn Units) immediately following and conditional on the take-up under the Offer (or the satisfaction or waiver of all conditions thereunder) so as to provide the most consistent treatment possible to all Liquor Barn Unitholders, whether they are exchanging Liquor Barn Units for Liquor Stores Units under the Offer or as a result of the Merger.

The approval of a majority of the votes cast by minority holders of Liquor Barn Units (including Liquor Barn Units held by Electing Liquor Barn Unitholders) of the Special Resolution is also required. The Offeror has applied to the OSC and the AMF to obtain relief under OSC Rule 61-501 and Policy Q-27, respectively, from the requirements, in the event that the Offeror takes up and pays for Liquor Barn Units under the Offer, to (a) call a meeting of Liquor Barn Unitholders to approve the Merger, and (b) send an information circular to Liquor Barn Unitholders in connection with the Merger, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Liquor Barn Unitholders, but by written resolution.

In order not to provide the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, withdrawals of Merger Elected Liquor Barn Units must be effected prior to 4:59 p.m. (Edmonton time) on the Expiry Date via CDS and through a Merger Electing Liquor Barn Unitholder's broker or other nominee or as otherwise permitted at law. A notice of withdrawal of such Merger Elected Liquor Barn Units must actually be received by the Depositary prior to 4:59 p.m. (Edmonton time) on the Expiry Date in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Merger Electing Liquor Barn Unitholders should contact their broker or other nominee for assistance. No further action on the part of CDS or the Merger Electing Liquor Barn Unitholders is required to withdraw such Merger Elected Liquor Barn Units from the Offer as at 9:00 p.m. (Edmonton time) on the Expiry Date.

A Merger Electing Liquor Barn Unitholder's broker or other nominee may set deadlines for the withdrawal of Merger Elected Liquor Barn Units prior to 4:59 p.m. (Edmonton time) on the Expiry Date that are earlier than those specified above. Merger Electing Liquor Barn Unitholders should contact their broker or other nominee for assistance.

If the Special Resolution is approved and if the Merger is completed, Non-Electing Liquor Barn Unitholders will receive Liquor Stores Units under the Merger as if they had made a Merger Election.

Summary of Merger Agreement

Conditional on the approval of the Special Resolution, Liquor Stores Fund intends to sign and deliver, on behalf of Liquor Barn Fund, a merger agreement (the "**Merger Agreement**") with the Offeror prior to 10:00 p.m. (Edmonton time) on the Expiry Date. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to acquire all of the assets and assume all of the liabilities of Liquor Barn Fund in return for Liquor Stores Units and Liquor Stores Special Voting Units.

The closing of the transactions under the Merger Agreement would occur, subject to the terms and conditions of the Merger Agreement, on such date (not later than 120 days after the Expiry Date) as is specified in writing by Liquor Stores Fund, which is currently expected to occur immediately following and conditional on the take-up under the Offer. Liquor Barn Fund would agree to then redeem all outstanding Liquor Barn Units, subject to any adjustments as provided for in the Merger Agreement, and distribute the Liquor Stores Units to the former holders of Liquor Barn Units on the same terms as under the Offer, namely on the basis of 0.53 of a Liquor Stores Unit per Liquor Barn Unit (subject to adjustment as provided under the Offer). Any Liquor Stores Units received by the Offeror as a holder of Liquor Barn Units at such time would be cancelled. Notwithstanding the foregoing, the Offeror may retain or reacquire one Liquor Barn Unit in its discretion to keep Liquor Barn Fund in existence.

The closing of the transactions contemplated in the Merger Agreement would be subject to the take-up of Offer Elected Liquor Barn Units under the Offer or the satisfaction or waiver of all conditions under the Offer. If any of the conditions were not satisfied or waived by the Offeror, then the Offeror would be entitled to terminate the Merger Agreement, without prejudice to any other remedies (including damages or equitable remedies) that it may have. Each party to the Merger Agreement would be responsible for its own expenses, and the Merger Agreement would be governed by the laws of Alberta.

Special Resolution

If the Offer is completed, Electing Liquor Barn Unitholders would, through the execution by CDS of the Letter of Acceptance and Transmittal (see Part A of the Letter of Acceptance and Transmittal), together with Liquor Barn Special Voting Unitholders, approve a special resolution, substantially as set forth below:

"Capitalized terms used and not defined in this resolution have the meanings given to them in the Offer and Circular of Liquor Stores Income Fund dated April 10, 2007 (the "**Offer and Circular**"):

(a) The Merger Transaction (as described in Section 16, "Merger Transaction", of the Offer and Circular), and any ancillary matters in connection therewith, are approved and Liquor Stores Fund is authorized to execute, on behalf of Liquor Barn Fund, the Merger Agreement in connection with the Merger Transaction on substantially the terms described in the Offer and Circular;

(b) The amendment to the Liquor Barn Declaration of Trust to provide, in connection with the Merger, following the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, for the retention or reacquisition of one Liquor Barn Unit by Liquor Stores Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, for the redemption of all outstanding Liquor Barn Units and Liquor Barn Special Voting Units and the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to the Liquor Barn Unitholders on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.53 of a Liquor Stores Special Voting Unit for each Liquor Barn Special Voting Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Liquor Stores Units received by the Offeror itself) in full and final satisfaction of such Liquor Barn Voting Unitholders' rights, is approved and Liquor Stores Fund is authorized to execute an amendment to the Liquor Barn Declaration of Trust in connection with the foregoing;

(c) The amendment of the Liquor Barn Declaration of Trust to thereafter permit Liquor Stores Fund, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any Liquor Barn Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Liquor Stores Fund, is approved and Liquor Stores Fund is authorized to execute an amendment to the Liquor Barn Declaration of Trust in connection with the foregoing;

(d) The Liquor Barn Trustees and all directors and officers of Liquor Barn Fund and its subsidiaries are directed to cooperate in all respects with the Offeror and Liquor Stores GP; and

(e) Any trustee of Liquor Stores Fund, any officer or director of Liquor Stores GP, and any other Persons designated by Liquor Stores Fund in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of Liquor Barn Fund or otherwise, as may be necessary or desirable to give effect to this special resolution."

In addition to approval of the foregoing Special Resolution, the Offeror would have to approve the entering into of, and enter into, the Merger Agreement on the Offeror's part.

The power of attorney granted to Liquor Stores Fund in the Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents in respect of the Special Resolution will only be used and relied upon if Liquor Stores Fund intends to proceed with the take-up and payment for Liquor Barn Units deposited under the Offer and the completion of the Merger Transaction.

Distributions

In the event that Liquor Stores Fund takes-up and pays for Offer Elected Liquor Barn Units under the Offer and Liquor Barn Fund is unable to (because of its financial position or otherwise), or does not, declare and make a cash distribution in an amount per Liquor Barn Unit, at any time thereafter and prior to the completion of the Merger, that is at least equal to the cash distributions per Liquor Stores Unit declared and paid by Liquor Stores Fund in the same period multiplied by the Exchange Ratio (the "**Equivalent Liquor Stores Fund Distribution**"), then at the time of completion of the Merger, the Merger Electing Liquor Barn Unitholders and Non-Electing Liquor Barn Unitholders will receive an additional amount, without interest, up to the amount of the Equivalent Liquor Stores Fund Distribution, so as to ensure they receive, before taxes, the same value as if they had their Liquor Barn Units taken up under the Offer. Liquor Stores Fund has determined that the payment of such amount in cash may result in adverse tax consequences to such Liquor Barn Unitholders or to Liquor Barn Fund in connection with the Merger, and as such this amount will be paid in Liquor Stores Units (the value of which will be based on the lesser of the previous three and ten trading day volume weighted average trading prices of the Liquor Stores Units on the TSX for the period ended on the closing date of the Offer). As the Merger is expected to be completed immediately following the take-up under the Offer, or the satisfaction or waiver of all conditions under the Offer, no such additional amounts are expected to be payable.

The Offeror reserves the right to permit a Merger Election to be made in a manner other than that set forth in Section 16 of the Circular, "Merger Transaction".

See "Special Resolution" and "Summary of Merger Agreement" in Section 16 of the Circular, "Merger Transaction". See also Section 3 of the Offer, "Manner of Acceptance" and Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

12. Regulatory Matters, Etc.

Certain notifications to and/or approvals from applicable regulatory authorities or counterparties to agreements will be required in connection with the Offer and Merger. See Section 15 of the Circular, "Regulatory Matters, Etc.".

13. Risk Factors

There are certain risks inherent in an investment in the Liquor Stores Units and in the activities of the Offeror that Liquor Barn Unitholders should carefully consider. See Section 17 of the Circular, "Risk Factors".

14. Canadian Federal Income Tax Considerations

A disposition of Liquor Barn Units held as capital property by an Offer Electing Liquor Barn Unitholder in exchange for Liquor Stores Units will give rise to a capital gain (or a capital loss) for Canadian tax purposes, equal to the amount by which the proceeds of disposition of the Liquor Barn Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Liquor Barn Units to the Offer Electing Liquor Barn Unitholder immediately prior to the disposition. For these purposes, the proceeds of disposition of the Liquor Barn Units will generally be equal to the aggregate of the fair market value of the Liquor Stores Units received in exchange therefor.

The Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, for Canadian tax purposes, where a Merger Electing Liquor Barn Unitholder or a Non-Electing Liquor Barn Unitholder disposes of Liquor Barn Units to Liquor Barn Fund in exchange for Liquor Stores Units on the redemption of Liquor Barn Units pursuant to the Merger, the Liquor Barn Unitholder's proceeds of disposition for the Liquor Barn Units disposed of, and the cost to the Liquor Barn Unitholder of the Liquor Stores Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Liquor Barn Unitholder of the Liquor Barn Units immediately prior to their disposition, resulting in a tax-deferred "roll-over" for Canadian tax purposes.

Subsequent to the exchange of Liquor Barn Units for Liquor Stores Units pursuant to the Offer or the Merger, a former Liquor Barn Unitholder will be subject to taxation as a Liquor Stores Unitholder. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

15. Depositary and Information Agent

CIBC Mellon Trust Company has been retained as the Depositary, and Georgeson has been retained as the Information Agent, for the Offer. The Depositary and/or the Information Agent may contact Liquor Barn Unitholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Liquor Barn Units. See Section 23 of the Circular, "Depositary and Information Agent".

16. Financial Advisor and Soliciting Dealer Group

The Offeror has engaged the services of RBC Capital Markets to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager intends to form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Offeror has agreed to pay to each Soliciting Dealer a fee for each Liquor Barn Unit deposited through such Soliciting Dealer and taken up by the Offeror under the Offer or acquired pursuant to the Merger Transaction. See Section 24 of the Circular, "Financial Advisor and Soliciting Dealer Group".

Liquor Barn Unitholders will not be required to pay any fee or commission to the Offeror if they make use of the services of a member of the Soliciting Dealer Group to accept the Offer or the Merger.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer.

TO: THE HOLDERS OF UNITS OF LIQUOR BARN INCOME FUND

April 10, 2007

1. The Offer

The Offeror hereby offers to purchase, on and subject to the terms and conditions hereinafter specified (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), all of the issued and outstanding Liquor Barn Units on the basis of the Exchange Ratio (being 0.53 of a Liquor Stores Unit for each Liquor Barn Unit, subject to adjustment as provided herein).

The Offer is made only for Liquor Barn Units and is not made for any options, warrants or other exchange or conversion rights to acquire Liquor Barn Units (other than any Rights). Any holder of such options, warrants or other exchange or conversion rights to purchase Liquor Barn Units (other than any Rights), including a holder of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options, who wishes to accept the Offer must exercise the options, warrants or other exchange or conversion rights (other than any Rights) and deposit the Liquor Barn Units through his, her or its broker or other nominee under and in accordance with the Offer. Any such exercise must be in sufficient time to comply with the procedures referred to in Section 3 of this Offer, "Manner of Acceptance". If a holder of Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Convertible Debentures or Liquor Barn Options, as the case may be, does not exercise the exchange, conversion or purchase rights associated with such securities before the Expiry Time, such securities will remain outstanding in accordance with their terms and conditions.

No fractional Liquor Stores Units will be issued under the Offer. If CDS, as the registered holder of all of the Liquor Barn Units, would otherwise be entitled to receive a fractional Liquor Stores Unit under the Offer, the number of Liquor Stores Units issuable to CDS will be rounded up to the next whole number. Liquor Barn Unitholders should consult their broker or other nominee to confirm whether fractional Liquor Stores Units or cash in lieu thereof will be paid to them by their broker or other nominee under the Offer.

The obligation of the Offeror to take up and pay for Liquor Barn Units pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer". The accompanying Circular is incorporated by reference in and forms a part of the Offer.

An exchange of Liquor Stores Units for Liquor Barn Units under the Offer will be treated as a taxable disposition for Canadian income tax purposes. Under the Merger Transaction alternative, Liquor Barn Unitholders have the opportunity to exchange their Liquor Barn Units for Liquor Stores Units on a 0.53 for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes. **To participate in the Merger Transaction, you must deposit your Liquor Barn Units to the Offer and make a Merger Election through your broker or other nominee prior to 10:00 p.m. (Edmonton time) on May 17, 2007. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.** See Section 16 of the Circular, "Merger Transaction" and Section 3 of the Offer, "Manner of Acceptance".

If for any reason no election is made by a Liquor Barn Unitholder with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Unitholder will be deemed to have made a Merger Election in respect of such Liquor Barn Units.

2. Time for Acceptance

The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is 10:00 p.m. (Edmonton time) on May 17, 2007. The Offer may be extended by the Offeror. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

3. **Manner of Acceptance**

The following should be carefully reviewed by Liquor Barn Unitholders wishing to deposit their Liquor Barn Units to the Offer and make an Offer Election. Liquor Barn Unitholders that wish to make a Merger Election should see Section 16 of the Circular, "Merger Transaction".

Registration of interests in and transfers of Liquor Barn Units may currently only be made through a book entry only system administered by CDS. As such, in order to deposit their Liquor Barn Units to the Offer and make an Offer Election or a Merger Election, Liquor Barn Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee prior to the Expiry Time. **Brokers and other nominees may set a deadline that is earlier than this deadline, and as such Liquor Barn Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Liquor Barn Units deposited to the Offer by CDS Participants on behalf of Liquor Barn Unitholders.

Pursuant to the terms of the Letter of Acceptance and Transmittal, if for any reason an election is not made with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Units will be deemed to be Merger Elected Liquor Barn Units. In addition, given the settlement rules of the TSX, Liquor Barn Unitholders who purchase Liquor Barn Units less than 3 trading days prior to the Expiry Date should contact their broker or other nominee to confirm how to make an election to participate in the Offer.

Notwithstanding anything to the contrary contained in the Offer or the Circular or the Letter of Acceptance and Transmittal, Offer Electing Liquor Barn Unitholders will be deemed to have deposited any Rights associated with such Offer Elected Liquor Barn Units, and any such Rights will also be deemed to be taken up if the associated Offer Elected Liquor Barn Units are taken up by the Offeror. No additional payment will be made for any Rights and no amount of the consideration to be paid by the Offeror will be allocated to any Rights.

All Offer Electing Liquor Barn Unitholders hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against such Offer Electing Liquor Barn Unitholders. A copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com, or without charge from the Vice-President, Finance and Chief Financial Officer of Liquor Stores GP at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1. (Telephone: (780) 917-4179).

Liquor Barn Unitholders who are residents of certain U.S. states and who do not qualify as exempt investors in such U.S. states, who would otherwise receive Liquor Stores Units in exchange for their Offer Elected Liquor Barn Units may, at the discretion of the Offeror, have such Liquor Stores Units issued on their behalf to a selling agent, which shall, as agent for such Liquor Barn Unitholders (and without liability except for gross negligence or wilful misconduct), sell such Liquor Stores Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Liquor Barn Unitholders. Liquor Stores Fund will have no liability for any such proceeds received or the remittance thereof to such Liquor Barn Unitholders. Liquor Barn Unitholders who are residents of Idaho, Iowa, Kansas, Maine, Michigan, Missouri, Ohio, South Carolina, South Dakota, Vermont and the U.S. Virgin Islands are eligible to receive Liquor Stores Units in exchange for their Offer Elected Liquor Barn Units. Liquor Barn Unitholders who are residents of states other than those listed above may receive Liquor Stores Units in exchange for their Offer Elected Liquor Barn Units only to the extent that they qualify as exempt under the laws of the respective states in which they reside. **Liquor Barn Unitholders who are not residents of the states listed above should consult with their brokers or other nominees or legal advisors to determine whether or not they qualify as exempt investors. Each Offer Electing Liquor Barn Unitholder who instructs its broker or other nominee to deposit its Liquor Barn Units in the Offer and make an Offer Election will be deemed to have represented to such broker or other nominee and to the Offeror that either (i) it is a resident of one of the states listed above or (ii) it is an exempt investor under the laws of the state where such Offer Electing Liquor Barn Unitholder resides, unless such Offer Electing Liquor Barn Unitholder advises its broker or other nominee and the Offeror in writing that these representations would not be true.**

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Offer Elected Liquor Barn Units and accompanying documents will be determined by the Offeror in its sole discretion. Offer Electing Liquor Barn Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Offer Elected Liquor Barn Units and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositary, the Information Agent or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of Offer Elected Liquor Barn Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular and the Letter of Acceptance and Transmittal will be final and binding.

The completion of the Letter of Acceptance and Transmittal by CDS, on behalf of the Offer Electing Liquor Barn Unitholders, will constitute an agreement between CDS, on behalf of the Offer Electing Liquor Barn Unitholders, and the Offeror in accordance with the terms and conditions of the Offer, including the representation and warranty by the Offer Electing Liquor Barn Unitholder that: (i) each Offer Electing Liquor Barn Unitholder has full power and authority to deposit, sell, assign and transfer the Offer Elected Liquor Barn Units, (ii) each Offer Electing Liquor Barn Unitholder owns the Offer Elected Liquor Barn Units free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Offer Elected Liquor Barn Units being deposited to any other Person, (iii) the deposit of such Offer Elected Liquor Barn Units complies with Securities Laws, and (iv) if and when such Offer Elected Liquor Barn Units are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever.

The execution of the Letter of Acceptance and Transmittal irrevocably approves, and irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the beneficial owners of the Elected Liquor Barn Units (see Part A of the Letter of Acceptance and Transmittal), effective from and after 5:00 p.m. (Edmonton time) on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS and the beneficial owners of the Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

(a) regarding the Merger Transaction, and any ancillary matters in connection therewith including, without limitation, to approve and execute, on behalf of Liquor Barn Fund, the Merger Agreement in connection with the Merger Transaction;

(b) regarding the amendment to the Liquor Barn Declaration of Trust to provide for, in connection with the Merger, following the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, the retention or reacquisition of one Liquor Barn Unit by Liquor Stores Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding Liquor Barn Units and Liquor Barn Special Voting Units and the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to the Liquor Barn Unitholders on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.53 of a Liquor Stores Special Voting Unit for each Liquor Barn Special Voting Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Liquor Stores Units received by the Offeror itself) in full and final satisfaction of such Liquor Barn Voting Unitholders' rights, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

(c) regarding the amendment of the Liquor Barn Declaration of Trust to thereafter permit Liquor Stores Fund, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the Liquor Barn Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Liquor Stores Fund, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

(d) directing that the Liquor Barn Trustees and all directors and officers of Liquor Barn Fund and its subsidiaries cooperate in all respects with the Offeror and Liquor Stores GP; and

(e) authorizing any trustee of Liquor Stores Fund, any officer or director of Liquor Stores GP and any other Persons designated by Liquor Stores Fund in writing, to execute and deliver all documents and do all acts or things, on behalf of Liquor Barn Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions and Merger Agreement being on substantially the terms described in Section 16 of the Circular, "Merger Transaction". See also Part A of the Letter of Acceptance and Transmittal.

The power of attorney granted to Liquor Stores Fund in the Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents in respect of the Special Resolution will only be used and relied upon if Liquor Stores Fund intends to proceed with the take-up and payment for Liquor Barn Units deposited under the Offer and the completion of the Merger Transaction.

In addition, the execution of the Letter of Acceptance and Transmittal irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units, with respect to the Offer Elected Liquor Barn Units, including any Rights and any and all rights and benefits arising from the Offer Elected Liquor Barn Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Offer Elected Liquor Barn Units, or any of them, on or after April 10, 2007, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from and after 10:00 p.m. (Edmonton time) on the Expiry Date (the "**Effective Time**"), with full power of substitution, in the name of and on behalf of CDS and the beneficial owners of the Offer Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest) (see Part B of the Letter of Acceptance and Transmittal):

(a) to register or record the transfer and/or cancellation of such Offer Elected Liquor Barn Units (and any Other Property) on the appropriate registers (as applicable);

(b) to exercise any and all rights in respect of such Offer Elected Liquor Barn Units (and any Other Property), including, without limitation, to vote any or all such Offer Elected Liquor Barn Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Liquor Stores Fund in respect of any or all such Offer Elected Liquor Barn Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Offer Elected Liquor Barn Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Liquor Barn Unitholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of CDS, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Other Property for all purposes; and

(d) to exercise any other rights of a holder of such Offer Elected Liquor Barn Units (and any Other Property).

An Offer Electing Liquor Barn Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, not (without Liquor Stores Fund's prior express written consent) to vote any of the Offer Elected Liquor Barn Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider the Merger Transaction) of Liquor Barn Unitholders and, not (without Liquor Stores Fund's prior express written consent) to exercise any of the other rights or privileges attached to the Offer Elected Liquor Barn Units (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Offer Elected Liquor Barn Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Liquor Stores Fund as the proxy of the holder of the Offer Elected Liquor Barn Units (and any Other Property) and acknowledges that upon such appointment, except for the foregoing, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in fact) or consents given by the holder of such Offer Elected Liquor Barn Units (and any Other Property) with respect thereto shall be revoked, and (without Liquor Stores Fund's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

An Offer Electing Liquor Barn Unitholder also agrees, pursuant to the terms of the Letter of Acceptance and Transmittal, that if, on or after April 10, 2007, Liquor Barn Fund should declare or pay any distribution (other than Permitted Distributions) on the Liquor Barn Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Liquor Barn Unit that are payable or distributable to Liquor Barn Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the Liquor Barn Units tendered to the Offer to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to the Liquor Barn Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Liquor Barn Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing Liquor Barn Unitholder, then, if the Offeror takes up and pays for such Offer Elected Liquor Barn Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such Liquor Barn Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing Liquor Barn Unitholder.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4. Conditions of the Offer

The Offeror will have the right to withdraw or terminate the Offer (or amend the Offer), and will not be required to accept for payment, take up, purchase or pay for (and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for) any Liquor Barn Units deposited under the Offer, unless all of the following conditions are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept Liquor Barn Units for take up under the Offer:

(a) the number of Liquor Barn Units held by Electing Liquor Barn Unitholders, together with the number of Liquor Barn Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted Liquor Barn Voting Units, must represent more than 66 2/3% of the then outstanding Liquor Barn Voting Units (the "**Minimum Condition**");

(b) the Offeror shall be satisfied, in its reasonable judgment, that immediately prior to the completion of the Merger, there are outstanding at least 150 beneficial Liquor Barn Unitholders each holding not less than 100 Liquor Barn Units;

(c) the number of Liquor Barn Ordinary LP Units held directly or indirectly by Liquor Barn Fund represent more than 66 2/3% of the then outstanding Liquor Barn LP Units;

(d) the Offeror shall have obtained or received, on terms satisfactory to the Offeror acting reasonably all regulatory and third party (to the extent determined by the Offeror to be material) approvals, consents, clearances, waivers, licenses, permits, reviews, orders, rulings, decisions and exemptions that, in the Offeror's reasonable judgment, are necessary to complete the Offer and the Merger Transaction;

(e) the Liquor Stores Units to be issued under the Offer and under the Merger Transaction shall have been conditionally approved for listing on the TSX on terms reasonably satisfactory to the Offeror;

(f) no order, ruling or determination having the effect of suspending the issuance or ceasing the trading of the Liquor Stores Units or the Liquor Barn Units shall have been issued or made by any stock exchange or Securities Regulatory Authority and be continuing in effect and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of the Offeror, contemplated or threatened by any stock exchange or Securities Regulatory Authority;

(g) there shall not be pending or threatened any suit, action or proceeding, before any Governmental Entity or Securities Regulatory Authority in any jurisdiction, in each case unless the same is acceptable to the Offeror acting reasonably:

(i) seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain, restrict or prohibit the acquisition by the Offeror of the Liquor Barn Units under the Offer, the making or consummation of the Offer or the Merger Transaction or seeking to obtain from Liquor Barn Fund or the Offeror or any of their respective subsidiaries any material damages directly or indirectly in connection with the Offer or the Merger Transaction;

(ii) seeking to prohibit or limit the ownership or operation by the Offeror of any portion of the business or assets of Liquor Barn Fund or any of its subsidiaries or to compel the Offeror to dispose of or hold separate any portion of the business or assets of Liquor Barn Fund or any of its subsidiaries;

(iii) seeking to impose limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any assets of Liquor Barn Fund or any of its subsidiaries or any Liquor Barn Units;

(iv) seeking to prohibit the Offeror from effectively controlling the activities or undertaking of Liquor Barn Fund or any of its subsidiaries; or

(v) which otherwise is considered by the Offeror to be reasonably likely to have a Material Adverse Effect on Liquor Barn Fund or the Offeror;

(h) there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Merger Transaction or Liquor Barn Fund or any of its subsidiaries, nor shall there have been passed any Law by any court or Governmental Entity in any jurisdiction, that might, directly or indirectly, result in any of the consequences referred to in paragraph (g) above, or that would or might prohibit, prevent, restrict, enjoin or delay the consummation of the Offer or the Merger Transaction, in each case unless the same is acceptable to the Offeror acting reasonably;

(i) there shall not exist any prohibition at Law against the Offeror making the Offer or the Merger Transaction or taking up and paying for the Liquor Barn Units under the Offer or completing the Merger Transaction;

(j) the Offeror shall have determined in its reasonable judgment that: (i) none of Liquor Barn Fund, any of its subsidiaries or any third party has taken or proposed to take any action, or failed to take any action, or disclosed a previously undisclosed action or event, which might make it inadvisable for the Offeror to proceed with the Offer, the taking up and paying for the Liquor Barn Units under the Offer or to proceed with the Merger Transaction including, without limitation, any amendments to the Liquor Barn Governance Documents or the Liquor Barn Development Agreement; and (ii) none of Liquor Barn Fund or any of its subsidiaries are not in compliance in any material respect with any material contract to which Liquor Barn Fund or any of its subsidiaries is a party at such time, including, without limitation, the Liquor Barn Governance Documents, in each case unless the same is acceptable to the Offeror acting reasonably;

(k) the Offeror shall have determined in its reasonable judgment that none of the following exists or has occurred (which has not been cured or waived to the Offeror's satisfaction acting reasonably) or been threatened (i) any material right, franchise or licence of Liquor Barn Fund or any of its subsidiaries has been impaired or otherwise adversely affected, or (ii) any covenant, term or condition of any of Liquor Barn Fund's, or of any of its subsidiaries', instruments or agreements exists, in either case which might make it inadvisable for the Offeror to proceed with the Offer, or the taking up and paying for Liquor Barn Units under the Offer or to proceed with the Merger Transaction (including, but not limited to, any default (other than a default under Liquor Barn Fund's credit facilities) that may ensue as a result of the Offeror completing the Offer, the taking up and paying for Liquor Barn Units under the Offer, or proceeding with the Merger Transaction), in each case unless the same is acceptable to the Offeror acting reasonably;

(l) Liquor Barn Fund shall not have entered into or effectuated any other agreement or transaction with any Person on or after April 10, 2007 having the effect of impairing the Offeror's ability to acquire Liquor Barn Fund or its assets or of any of its subsidiaries or its assets or otherwise diminishing the expected economic value to the Offeror of the acquisition of Liquor Barn Fund or any of its subsidiaries or its assets, in each case including, but not limited to, (i) any issuance of securities or options to purchase securities of Liquor Barn Fund or any of its subsidiaries, (ii) any payments or distributions, other than Permitted Distributions, (iii) any agreement or understanding relating to the sale, disposition of or other dealing with the businesses or assets of Liquor Barn Fund, any of its subsidiaries or any part thereof or interest therein or relating to the rights of Liquor Barn Fund or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the ordinary course, or (iv) any transaction not in the ordinary course of business, in each case unless the same is acceptable to the Offeror acting reasonably;

(m) the Offeror shall have been provided to its satisfaction with, or shall have been given access to its reasonable satisfaction to, in a timely manner, all non-public information relating to Liquor Barn Fund and any of its subsidiaries as may be given, provided or made available by Liquor Barn Fund and any of its subsidiaries at any time after the announcement of the Offer, or within 120 days prior to the announcement of the Offer, to any other potential acquiror of any Liquor Barn Units or of a significant portion of the assets or securities of Liquor Barn Fund or any of its subsidiaries, or to any other potential acquiror considering (or seeking such information in order to consider) any takeover bid, merger, amalgamation, statutory arrangement or similar business combination with or involving Liquor Barn Fund and any of its subsidiaries;

(n) the Offeror shall have determined in its reasonable judgment that no Material Adverse Change shall have occurred in respect of Liquor Barn Fund or any of its subsidiaries;

(o) there shall not have occurred or been proposed any change to the Tax Act (other than the 2006 Proposed Tax Changes in their current form), any other applicable tax legislation or the interpretation of the provisions of the Tax Act or such other legislation that, in the reasonable judgment of the Offeror, is or would be detrimental to the Offeror or Liquor Barn Fund or any of their respective subsidiaries or any of their respective conditions (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, results of operations, or prospects;

(p) the Offeror shall not have become aware of any material misstatement, untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings) in any document filed by or on behalf of Liquor Barn Fund or any of its subsidiaries with any Securities Regulatory Authority, in each case unless the same is acceptable to the Offeror acting reasonably;

(q) there shall not have occurred, developed or come into effect or existence: (i) any event, action, state, condition or major financial occurrence of national or international consequence; (ii) any natural disaster or any acts of terrorism, sabotage, military action, police action or war (whether or not declared) or any escalation or worsening thereof; (iii) any other calamity or crisis; or (iv) any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada, the United States or elsewhere generally including any suspension of trading, or the financial condition, business, operations, assets, affairs or prospects of the Offeror or Liquor Barn Fund or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror acting reasonably; and

(r) the Offeror shall have determined in its reasonable judgment and to its reasonable satisfaction that: (i) the Liquor Barn Rights Plan does not and will not adversely affect the Offer, the Merger Transaction or the Offeror either before or on consummation of the Offer or the Merger Transaction; (ii) the Liquor Barn Board of Trustees shall have redeemed all Rights issued under the Liquor Barn Rights Plan or shall have waived the application of the Liquor Barn Rights Plan to the Offeror's reasonable satisfaction, to the purchase of Liquor Barn Units by the Offeror under the Offer and, if applicable, the consummation of the Merger Transaction; (iii) if applicable, a binding cease trading order or a binding injunction, in either case reasonably satisfactory to the Offeror, shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Liquor Barn Units upon the exercise of the Rights; (iv) a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or (v) the Rights and the Liquor Barn Rights Plan shall otherwise have been held by a court of competent jurisdiction unexercisable or unenforceable in relation to the purchase by the Offeror of Liquor Barn Units under the Offer.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (other than any intentional action or inaction by the Offeror or any of its subsidiaries) or may be waived by the Offeror in whole or in part at any time and from time to time in its sole discretion, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the foregoing conditions will be final and binding on the Offeror and the Liquor Barn Unitholders.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Calgary, Alberta. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Liquor Barn Unitholders and the holders of options, warrants or other exchange or conversion rights to acquire Liquor Barn Units in the manner set forth in Section 9 of this Offer, "Notice and Delivery". If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Liquor Barn Units deposited under the Offer.

5. **Extension, Variation or Change in the Offer**

The Offer is open for acceptance until, but not after, the Expiry Time, unless the Offer is withdrawn or the Offer Period is extended.

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, extend or vary the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Calgary, Alberta. Upon the giving of such notice or other communication extending or varying the Expiry Time, the Expiry Time will be, and will be deemed to be, so extended or varied. The Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth in Section 9 of this Offer, "Notice and Delivery", to CDS as the registered holder of all of the Liquor Barn Units. The Offeror will, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Where the terms of the Offer are varied (including if the Offeror waives any condition of the Offer), the Offer Period will not expire before 10 days after notice of the variation has been given to Liquor Barn Unitholders and the holders of options, warrants or other exchange or conversion rights to acquire Liquor Barn Units, unless otherwise permitted by applicable Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or Securities Regulatory Authorities.

If, before the Expiry Time, or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Liquor Barn Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Liquor Stores Units), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, Alberta and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 9 of this Offer, "Notice and Delivery", to CDS, as the registered holder of all of the Liquor Barn Units, and to the holders of options, warrants or other exchange or conversion rights to acquire Liquor Barn Units, if required by applicable Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing but subject to applicable Law, the Offer may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all Liquor Barn Units then deposited under the Offer and not validly withdrawn. An extension without taking up is required in certain cases where withdrawal rights apply.

During any such extension, or in the event of any variation or change in information, all Liquor Barn Units previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out in Section 7 of this Offer, "Right to Withdraw Deposited Liquor Barn Units". An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out in Section 4 of this Offer, "Conditions of the Offer".

If the consideration being offered for the Liquor Barn Units under the Offer is increased, the increased consideration will be required to be paid to all Offer Electing Liquor Barn Unitholders whose Liquor Barn Units are taken up under the Offer, whether or not such Liquor Barn Units were taken up before the increase. If the Offeror purchases Liquor Barn Units other than pursuant to the Offer during the period of time within which Liquor Barn Units may be deposited pursuant to the Offer, the Liquor Barn Units acquired other than pursuant to the Offer will be required to be counted to determine whether the Minimum Condition has been fulfilled.

6. Take Up Of and Payment For Deposited Liquor Barn Units

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for Liquor Barn Units duly and validly deposited pursuant to the Offer in accordance with the terms hereof and not validly withdrawn within 10 days after the Expiry Time. Any Liquor Barn Units taken up will be required to be paid for as soon as possible, and in any event not later than three business days after they are taken up. Any Liquor Barn Units deposited pursuant to the Offer after the first date on which Liquor Barn Units have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Liquor Barn Units validly deposited under the Offer and not validly withdrawn if, as and when the Offeror gives written notice to the Depositary, at its principal office in Calgary, Alberta, to that effect and as required by applicable Law.

Subject to applicable Laws, the Offeror reserves the right, in its sole discretion, to delay taking up or paying for any Liquor Barn Units or to terminate the Offer and not take up or pay for any Liquor Barn Units if any condition specified in Section 4 of this Offer, "Conditions of the Offer", is not satisfied or waived by the Offeror. The Offeror also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Liquor Barn Units in order to comply, in whole or in part, with any applicable Law. The Offeror will not, however, take up and pay for any Liquor Barn Units deposited under the Offer unless it simultaneously takes up and pays for all Liquor Barn Units then validly deposited under the Offer and not validly withdrawn.

The Offeror will pay for Liquor Barn Units validly deposited pursuant to the Offer and not validly withdrawn through the issuance of a global certificate representing the Liquor Stores Units being issued in exchange therefor to CDS for the account of the CDS Participants of the Offer Electing Liquor Barn Unitholders. Under no circumstances will interest or other amounts accrue or be paid by the Offeror to Offer Electing Liquor Barn Unitholders on the purchase price of such Liquor Barn Units purchased by the Offeror, regardless of any delay in making such payment. No distributions with a record date prior to the date of issuance will be payable on such Liquor Stores Units.

7. Right to Withdraw Deposited Liquor Barn Units

Withdrawals of Liquor Barn Units deposited pursuant to the Offer must be effected via CDS and through a Liquor Barn Unitholder's broker or other nominee. A notice of withdrawal of Liquor Barn Units deposited must actually be received by the Depositary in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Liquor Barn Unitholders should contact their broker or other nominee for assistance.

Except as otherwise provided in this Section 7, all deposits of Liquor Barn Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Liquor Barn Units deposited in acceptance of the Offer may be withdrawn on behalf of the Offer Electing Liquor Barn Unitholder:

(a) at any time when the Liquor Barn Units have not been taken up by the Offeror;

(b) if the Liquor Barn Units have not been paid for by the Offeror within three business days after having been taken up; or

(c) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Liquor Barn Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror unless it is a change in a material fact relating to the Liquor Stores Units), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Liquor Barn Units where the Expiry Time is not extended for more than 10 days),

is delivered to CDS as the registered holder of all of the outstanding Liquor Barn Units, and to the holders of options, warrants or other exchange or conversion rights to acquire Liquor Barn Units (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such deposited Liquor Barn Units have not been taken up by the Offeror at the date of the notice.

A Liquor Barn Unitholder's broker or other nominee may set deadlines for the withdrawal of Liquor Barn Units deposited to the Offer that are earlier than those specified above. Liquor Barn Unitholders should contact their broker or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Liquor Barn Units or is unable to take up and pay for Liquor Barn Units, then, without prejudice to the Offeror's other rights, Liquor Barn Units deposited under the Offer may not be withdrawn except to the extent that Offer Electing Liquor Barn Unitholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

Any Liquor Barn Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described in Section 3 of this Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, certain provinces of Canada provide securityholders with statutory rights of rescission in certain circumstances. See Section 28 of the Circular, "Offerees' Statutory Rights". Such rights may have to be exercised by CDS on behalf of an Offer Electing Liquor Barn Unitholder. Offer Electing Liquor Barn Unitholders should contact their broker or other nominee for assistance.

8. **Changes in Capitalization; Distributions; Liens**

If, on or after the date of the Offer, Liquor Barn Fund should divide, combine or otherwise change any of the Liquor Barn Units or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion, may make such adjustments as it considers appropriate to the Exchange Ratio and the other terms of the Offer (including the type of securities offered to be purchased) to reflect that division, combination or other change.

Liquor Barn Units acquired pursuant to the Offer will be transferred by the Liquor Barn Unitholders and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and together with all rights and benefits arising therefrom, including the right to all Other Property, but excluding all rights to Permitted Distributions.

If Liquor Barn Fund should, on or after April 10, 2007, declare or pay any distribution (other than Permitted Distributions) on the Liquor Barn Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Liquor Barn Unit that are payable or distributable to Liquor Barn Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the Liquor Barn Units tendered to the Offer to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to Liquor Barn Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Liquor Barn Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing Liquor Barn Unitholder, then, if the Offeror takes up and pays for such Offer Elected Liquor Barn Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such Liquor Barn Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing Liquor Barn Unitholder.

9. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given if it is mailed by ordinary mail to CDS and to holders of options, warrants or other exchange or conversion rights to acquire Liquor Barn Units and, unless otherwise specified by applicable Law, will be deemed to have been received on the first business day following mailing. These provisions apply notwithstanding any accidental omission to give notice and notwithstanding any interruption of mail services in Canada following mailing.

The Offeror understands that, upon receipt of any such notice, CDS will provide a notice to its CDS Participants in accordance with the applicable CDS policies and procedures for the book entry system then in effect.

10. Liquor Barn Units Not Deposited Under the Offer or the Merger Transaction

If the Minimum Condition is satisfied, a sufficient number of Liquor Barn Voting Units will have been voted in favour of the Special Resolution to permit the Offeror to effect the Merger Transaction. See Section 16 of the Circular, "Merger Transaction".

11. Market Purchases

The Offeror reserves the right to, and may, purchase Liquor Barn Units as permitted by Law, including by making purchases through the facilities of the TSX, subject to applicable Law, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of Liquor Barn Units through the facilities of the TSX until the third clear trading day following the date of the Offer. The aggregate number of Liquor Barn Units acquired by the Offeror through the facilities of the TSX during the Offer Period will not exceed 5% of the number of Liquor Barn Units outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law forthwith after the close of business of the TSX on each day on which any such Liquor Barn Units have been purchased. Any Liquor Barn Units so purchased will be counted in determining whether the Minimum Condition has been fulfilled.

For the purposes of this Section 11, "the Offeror" includes the Offeror, any Person or company acting jointly or in concert with the Offeror, any Person or company that is a "control person" (as defined by Securities Laws) of the Offeror and any associate or affiliate of any such "control person".

Although the Offeror has no present intention to sell Liquor Barn Units taken up under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Liquor Barn Units after the Expiry Time.

12. Other Terms of the Offer

No stockbroker, investment dealer or other Person (including the Information Agent, the Depositary or the Dealer Manager) has been authorized to give any information or make any representation on behalf of the Offeror other than as contained herein or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized.

The Offer and the accompanying Circular constitute the takeover bid circular required under Securities Laws with respect to the Offer.

The Offer and all contracts resulting from the acceptance hereof will be governed by, and construed in accordance with, the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to a contract resulting from an acceptance of the Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Alberta.

The provisions of the Offer Documents, including the instructions contained herein and therein, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular and the Letter of Acceptance and Transmittal, the validity of any acceptance of the Offer and the validity of any withdrawals of Liquor Barn Units.

The Offeror reserves the right to transfer to one or more Persons affiliated or associated with it the right to purchase all or any portion of the Liquor Barn Units deposited pursuant to the Offer but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of CDS or the Offer Electing Liquor Barn Unitholders to receive payment for Liquor Barn Units validly deposited and accepted for payment pursuant to the Offer. In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more Persons affiliated or associated with it or to third Persons, any portion of the Liquor Barn Units acquired under the Offer.

LIQUOR STORES INCOME FUND
By its attorney Liquor Stores GP Inc.

(signed) "Irv Kipnes"

Chief Executive Officer
Dated: April 10, 2007

CIRCULAR

This Circular is furnished in connection with the accompanying Offer dated April 10, 2007 by the Offeror to purchase all the issued and outstanding Liquor Barn Units, including Liquor Barn Units that become outstanding during the Offer Period. Liquor Barn Unitholders should refer to the Offer for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

The information concerning Liquor Barn Fund contained in the Offer and this Circular has been taken from or is based upon publicly available documents and records of Liquor Barn Fund on file with Canadian Securities Regulatory Authorities and other public sources at the time of the Offer, and has not been independently verified by the Offeror. Although the Offeror has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, it does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Liquor Barn Fund to disclose publicly events or acts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning Liquor Barn Fund is given as at April 3, 2007.

1. The Offeror

The Offeror is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Offeror's Declaration of Trust. The Offeror owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 75.6% interest in Liquor Stores LP. The Offeror receives, indirectly through LSOT, distributions of distributable cash of Liquor Stores LP.

The Offeror is a reporting issuer (or the equivalent) in each of the provinces of Canada. On September 28, 2004, the Offeror completed an initial public offering of 4,300,000 Liquor Stores Units at a price of $10 per Liquor Stores Unit for aggregate gross proceeds of approximately $43 million. The Offeror used the proceeds of the initial public offering to indirectly acquire a 50.6% interest in Liquor Stores LP. Liquor Stores LP used these proceeds and borrowings under its credit facility to acquire 50 retail liquor stores and related assets for total consideration of approximately $55.4 million in cash, 2,075,000 Liquor Stores Exchangeable LP Units, 2,125,000 Liquor Stores Subordinated LP Units and 4,200,000 Liquor Stores GP Common Shares and the assumption of certain associated accounts payable and current liabilities.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Liquor Stores Ordinary LP Units and Liquor Stores GP Common Shares, representing 75.6% of the Liquor Stores LP Units and Liquor Stores GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with Liquor Stores GP as its general partner.

The principal and head office of each of Liquor Stores Fund, LSOT, Liquor Stores GP and Liquor Stores LP is located at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

The affairs of the Offeror are supervised by the Offeror's Board of Trustees who, among other things, oversee the investments and affairs of the Offeror, represent the Offeror as an indirect shareholder of Liquor Stores GP and a direct unitholder and noteholder of LSOT, and effect distributions from the Offeror to the Liquor Stores Unitholders.

For more information on the business of the Offeror please see "General Development of the Business" on pages 4 and 5, and "Description of the Business", on pages 5 to 10, inclusive, of the Offeror's AIF, which is incorporated by reference herein.

As of the date hereof, the Offeror does not beneficially own, directly or indirectly, any Liquor Barn Units.

Organizational Chart

The following chart sets out the structure of Liquor Stores Fund as at the date hereof.


Public
Unitholders
100% (Liquor Stores Units)
Liquor Stores Income
Fund (Alberta)
100% (LSOT Units
and LSOT Notes)
Liquor Stores Vendors
Liquor Stores Operating
Trust (Alberta)
24.4%(2)
75.6%(1)
Liquor Stores Limited
Partnership (Alberta)(4) and
Liquor Stores GP Inc.
(Federal)(3)

Notes:

(1) Liquor Stores Ordinary LP Units and Liquor Stores GP Common Shares, representing 75.6% of the Liquor Stores LP Units and Liquor Stores GP Common Shares.

(2) Liquor Stores Exchangeable LP Units, Liquor Stores Subordinated LP Units and Liquor Stores GP Common Shares representing, collectively, 24.4% of the Liquor Stores LP Units and Liquor Stores GP Common Shares.

(3) The Liquor Stores GP holds all of the outstanding ordinary general partner units of Liquor Stores LP.

(4) Liquor Stores LP currently operates 105 retail liquor stores.

Liquor Stores LP

Liquor Stores LP is the largest liquor retailer in Alberta by number of stores. It is management's belief that in Alberta Liquor Stores LP is the second largest liquor store operator by revenue. Liquor Stores LP currently operates 105 stores, 97 of which are located in Alberta and eight of which are located in British Columbia. Liquor Stores LP's predecessors have been in the retail liquor store business since privatization of the Alberta retail liquor distribution system in 1993.

Recent Events

The Offeror's recent events include:

Fourth Increase in Cash Distributions. On February 7, 2007, Liquor Stores Fund announced an increase in its monthly distribution level to $0.125 per unit ($1.50 per unit annualized) from $0.1167 per unit ($1.40 per unit annualized) effective with its distribution to be paid on April 13, 2007, to Liquor Stores Unitholders of record on March 30, 2007. This is the fourth increase in distributions since the completion of Liquor Stores Fund's initial public offering on September 28, 2004, at which time Liquor Stores Fund's monthly distribution level was set at $0.0833 per unit ($1.00 per unit annualized). In May 2005, Liquor Stores Fund increased its monthly distributions from $0.0833 per unit to $0.08958 per unit ($1.075 per unit annualized), in January 2006, Liquor Stores Fund increased its monthly distribution level to $0.10 per unit ($1.20 per unit annualized) from $0.08958 per unit and in November 2006, Liquor Stores Fund increased its monthly distribution level to $0.1167 per unit from $0.10 per unit.

Distributions

The Offeror has increased its cash distributions four times, from \$0.0833 per month per unit (\$1.00 per unit annualized) after its initial public offering to the current rate of \$0.125 per month per unit (\$1.50 per unit annualized), representing a 50% increase since the Offeror's initial public offering.

The following table sets forth the amount of monthly cash distributions declared by Liquor Stores Fund since the commencement of operations on September 28, 2004.

Year	Distribution per Unit
2004	
October	0.09160[(1)]
November	0.08330
December	0.08330
2005	
January	0.08330
February	0.08330
March	0.08330
April	0.08330
May	0.08958
June	0.08958
July	0.08958
August	0.08958
September	0.08958
October	0.08958
November	0.08958
December	0.08958
2006	
January	0.10000
February	0.10000
March	0.10000
April	0.10000
May	0.10000
June	0.10000
July	0.10000
August	0.10000
September	0.10000
October	0.11670
November	0.11670
December	0.11670
2007	
January	0.11670
February	0.11670
March	0.12500

Note:

(1) Representing the first distribution of Liquor Stores Fund in respect of the period from September 28, 2006 to October 31, 2006.

2. Liquor Barn Fund

Liquor Barn Fund is a trust established under the laws of the Province of Alberta by an amended and restated declaration of trust dated April 3, 2006 as further amended and/or restated from time to time. Liquor Barn Fund's head office is located at Suite 152, 5004 - 98th Avenue, Edmonton, Alberta, T6A 3X6. Liquor Barn Fund is a reporting issuer (or the equivalent) in each of the provinces of Canada.

According to publicly available information, Liquor Barn Fund holds all of the trust units and notes of Liquor Barn Operating Trust and, indirectly through Liquor Barn Operating Trust, an ownership interest of approximately 61.4% in Liquor Barn Partnership. Management of Liquor Stores Fund believes that after giving effect to the Liquor Barn $8.40 Offering, Liquor Barn Fund will hold, indirectly through Liquor Barn Operating Trust, an ownership interest of approximately 72.4% in Liquor Barn Partnership. Liquor Barn Fund also owns all of the outstanding shares of the Liquor Barn GP, which is the general partner of Liquor Barn Partnership.

As of April 3, 2007, Liquor Barn Fund operated 71 retail liquor stores, of which 61 are located in Alberta and 10 are located in British Columbia. Liquor Barn Partnership is the second largest liquor store retailer in Alberta by number of stores and, in Liquor Barn Partnership management's judgment, the third largest by revenue.

The affairs of Liquor Barn Fund are supervised by the Liquor Barn Board of Trustees who are responsible for, among other things, representing Liquor Barn Fund as the holder of all of the shares of Liquor Barn GP and all of the units and notes of Liquor Barn Operating Trust and effecting payments of distributions from Liquor Barn Fund to its unitholders.

Liquor Barn Voting Units

Based upon publicly available information, Liquor Stores Fund believes that, as of the date hereof, after giving effect to the Liquor Barn $8.40 Offering, there are approximately 10,123,326 Liquor Barn Units and 3,855,419 Liquor Barn Special Voting Units outstanding, for a total of approximately 13,978,745 Liquor Barn Voting Units.

Liquor Barn Units and Liquor Barn Special Voting Units. The beneficial interests in Liquor Barn Fund are divided into interests of two classes, described and designated as "Liquor Barn Units" and "Liquor Barn Special Voting Units", respectively. The number of Liquor Barn Units and Liquor Barn Special Voting Units that may be issued pursuant to the Liquor Barn Declaration of Trust is unlimited.

Each Liquor Barn Unit represents an equal undivided beneficial interest in any distributions from Liquor Barn Fund, whether of net income, net realized capital gains or other amounts (other than net income and net realized capital gains distributed to redeeming Liquor Barn Unitholders), and in the net assets of Liquor Barn Fund in the event of termination or winding-up of Liquor Barn Fund. The Liquor Barn Units are not subject to future calls or assessments, and entitle the Liquor Barn Unitholders thereof to one vote for each whole Liquor Barn Unit held at all meetings of Liquor Barn Voting Unitholders. Except for the redemption right provided in the Liquor Barn Declaration of Trust, the Liquor Barn Units have no conversion, retraction, redemption or pre-emptive rights.

Except for the right to attend and vote at meetings of Liquor Barn Voting Unitholders or in respect of written resolutions of Liquor Barn Voting Unitholders, Liquor Barn Special Voting Units do not confer any rights on the holders thereof. Liquor Barn Special Voting Units are not entitled to any interest or share in Liquor Barn Fund, in any distribution from Liquor Barn Fund whether of net income, net realized capital gains or other amounts, or in the net assets of Liquor Barn Fund in the event of a termination or winding-up of Liquor Barn Fund. Liquor Barn Special Voting Units may be redeemed by the holder at any time for no consideration.

Liquor Barn Special Voting Units may be issued in series and are only issued in connection with or in relation to Liquor Barn Exchangeable Securities, in each case for the sole purpose of providing voting rights to the holders of such securities in respect of all resolutions of Liquor Barn Voting Unitholders. Liquor Barn Special Voting Units are not transferable separately from the Liquor Barn Exchangeable Securities to which they are attached. Upon the exchange, redemption or conversion of a Liquor Barn Exchangeable Security for Liquor Barn Units, the Liquor Barn Special Voting Unit that is attached to such Liquor Barn Exchangeable Security will immediately be cancelled without any further action of the Liquor Barn Trustees, and the former holder of such Liquor Barn Special Voting Unit will cease to have any rights with respect thereto.

No certificates will be issued for fractional Liquor Barn Units and no holder of a fraction of a Liquor Barn Unit, as such, is entitled to vote at a meeting of the Liquor Barn Voting Unitholders.

Issued and outstanding Liquor Barn Units and Liquor Barn Special Voting Units may be subdivided or consolidated from time to time by the Liquor Barn Trustees without the approval of Liquor Barn Voting Unitholders.

Issuance of Liquor Barn Units. The Liquor Barn Declaration of Trust provides that Liquor Barn Fund may issue Liquor Barn Units or rights to acquire Liquor Barn Units at those times, to those persons, for the consideration and on the terms and conditions that the Liquor Barn Board of Trustees determine, including pursuant to any Liquor Barn Unitholder rights plan, distribution reinvestment plan, unit purchase plan or any incentive option or other compensation plan established by Liquor Barn Fund. Liquor Barn Units may also be issued in satisfaction of any non-cash distributions of Liquor Barn Fund to Liquor Barn Unitholders on a pro rata basis to the extent that Liquor Barn Fund does not have available cash to fund such distributions.

Liquor Barn Options

According to publicly available information, there are currently 211,100 Liquor Barn Options issued and outstanding pursuant to Liquor Barn Funds' incentive unit option plan that have been issued to certain employees, officers, directors and trustees at a weighted average exercise price of $10.18 per Liquor Barn Unit. Options issued under the plan vest equally over three years on each anniversary date. All Liquor Barn Options must be exercised over specified periods not to exceed 10 years from the date granted. At December 31, 2006, 496,963 Liquor Barn Units remained reserved for issuance under the option plan.

Liquor Barn Convertible Debentures

The Liquor Barn Convertible Debentures are convertible into Liquor Barn Units at the option of the holder at a conversion price of $8.60 per Liquor Barn Unit. Interest on the Liquor Barn Convertible Debentures, at a rate of 8.0% per annum, will be paid semi-annually on June 30 and December 31 of each year, commencing on June 30, 2007.

Recent Events

According to publicly available information, Liquor Barn Fund's recent events include:

Liquor Barn Convertible Debenture Offering. On January 4, 2007, Liquor Barn Fund announced that it had closed its private placement of $15.7 million aggregate principal amount of Liquor Barn Convertible Debentures previously announced on December 12, 2006. TD Securities Inc. acted as sole underwriter in connection with the offering. The Liquor Barn Convertible Debentures are convertible into Liquor Barn Units at the option of the holder at a conversion price of $8.60 per Liquor Barn Unit. Interest on the Liquor Barn Convertible Debentures, at a rate of 8.0% per annum, will be paid semi-annually on June 30 and December 31 of each year, commencing on June 30, 2007.

Liquor Barn $8.40 Offering. On March 20, 2007, Liquor Barn Fund announced that it had entered into an agreement to sell 3,980,000 Liquor Barn Units on a bought deal basis at a price of $8.40 per Liquor Barn Unit to a syndicate of investment dealers for gross proceeds of $33,432,000. The offering is scheduled to close on or about April 10, 2007, and is subject to regulatory approval.

New Chief Financial Officer. On January 24, 2007, Liquor Barn Fund announced the resignation of J. Leslie Wright, its Chief Financial Officer. Mr. Wright remained with Liquor Barn Fund until the completion of its fiscal 2006 financial reporting period, and his resignation was effective as of March 22, 2007. On March 23, 2007, Richard Hughes was appointed as Liquor Barn Fund's Chief Financial Officer.

Distributions

The following chart sets out the amount of monthly cash distributions declared by Liquor Barn Fund since the commencement of operations on May 17, 2006.

Year	Distribution per Unit
2006	
June	0.0917[(1)]
July	0.0646
August	0.0646
September	0.0646
October	0.0646
November	0.0646
December	0.0646
2007	
January	0.0646
February	0.0646
March	0.0646

Note:

(1) Representing the first distribution of Liquor Barn Fund in respect of the period from May 17, 2006 to June 30, 2006.

Based on the Exchange Ratio, Liquor Stores Fund's current monthly distribution of $0.125 per Liquor Stores Unit ($1.50 annually) represents an equivalent of $0.06625 per month per Liquor Barn Unit ($0.795 annually), which represents an increase of 2.6% from the current $0.0646 ($0.7752 annually) Liquor Barn Fund monthly distribution. See Section 5 of this Circular, "Expected Benefits of and Reasons to Accept the Offer – An Increase in Cash Distributions and Improved Liquidity".

Additional Information Regarding Liquor Barn Fund

In connection with the Offer, Liquor Barn Unitholders may wish to review the following documents of Liquor Barn Fund filed with the Canadian Securities Regulatory Authorities, as well as any similar documents filed by Liquor Barn Fund after the date hereof, all of which may be obtained at www.sedar.com:

(a) the annual information form of Liquor Barn Fund dated March 14, 2007;

(b) the financial statements, together with the accompanying report of the auditors, for the fiscal period ended December 31, 2006 of Liquor Barn Fund;

(c) management's discussion and analysis of financial condition and results of operations of Liquor Barn Fund for the period from April 3, 2006 to December 31, 2006;

(d) the material change reports of Liquor Barn Fund: (i) dated January 14, 2007, announcing the completion of the issuance by Liquor Barn Fund of the $15.7 million aggregate principal amount Liquor Barn Convertible Debentures; and (ii) dated March 21, 2007, announcing that Liquor Barn Fund had entered into an agreement to sell 3,980,000 Liquor Barn Units on a bought deal basis at a price of $8.40 per Liquor Barn Unit to a syndicate of investment dealers for gross proceeds of $33,432,000;

(e) the business acquisition report of Liquor Barn Fund dated June 23, 2006; and

(f) all material change reports, financial statements, management's discussion and analysis and information circulars filed by Liquor Barn Fund after the date of the Offer and this Circular.

3. **Background to the Offer**

Liquor Stores Fund has had discussions with Liquor Barn Fund on several occasions over the last 10 months concerning a potential business combination of Liquor Stores Fund and Liquor Barn Fund. In early November 2006, Irv Kipnes, the Chief Executive Officer of Liquor Stores GP, contacted Dr. John Mather, the President and Chief Executive Officer of Liquor Barn GP, to renew discussions regarding the possibility of a potential business combination. On December 7, 2006, at Dr. Mather's invitation, Mr. Kipnes provided a letter to Dr. Mather in which Liquor Stores Fund outlined a framework for a process designed to advance discussions regarding a potential business combination, together with a form of mutual confidentiality and standstill agreement that Liquor Stores Fund was prepared to execute. The letter included a list of certain limited non-public information of Liquor Barn Fund that Liquor Stores Fund wished to review in order to enable it to better assess the value of Liquor Barn Fund and thereafter present a proposal for Liquor Barn Fund's consideration. Mr. Kipnes and Dr. Mather, together with other members of senior management of Liquor Stores Fund and Liquor Barn Fund, met in early December to further explore the process for advancing discussions regarding a potential business combination. These discussions were interrupted by the holiday season without a confidentiality and standstill agreement being entered into or any non-public information being provided to Liquor Stores Fund.

Subsequent to the meeting with representatives of Liquor Barn Fund, Mr. Kipnes was contacted by two founding unitholders of Liquor Barn Fund, including Mr. Terry Nyquvest, who expressed an interest in seeing a business combination implemented between the two funds and encouraged Liquor Stores Fund to pursue discussions with Liquor Barn Fund.

On December 12, 2006, Liquor Barn Fund announced the offering of $15.7 million principal amount of Liquor Barn Convertible Debentures convertible into Liquor Barn Units at a conversion price of $8.60 per unit, which offering was completed on January 4, 2007.

During December 2006 and January 2007, Liquor Stores Fund, with the assistance of its financial advisor, RBC Capital Markets, continued its evaluation of Liquor Barn Fund's publicly available information and the strategic rationale for the combination of the two funds, which included an evaluation of the opportunities for enhanced growth and realization of meaningful synergies. On February 1, 2007, following a meeting on January 29, 2007 between Mr. Kipnes and Dr. Mather, Liquor Stores Fund delivered a non-binding proposal to Dr. Mather and Mr. King, the Chair of the Liquor Barn Board of Trustees, indicating that Liquor Stores Fund was prepared to offer, subject to the receipt of board approval, the completion of due diligence and the negotiation of definitive transaction documents, 0.53 of a Liquor Stores Unit for each Liquor Barn Unit. The written proposal also indicated that the proposed business combination could be structured to include a tax deferred "roll-over" for Liquor Barn Unitholders.

During the next several weeks, Mr. Kipnes had several follow-up discussions and exchanges with Dr. Mather and Mr. King. On February 5, 2007, Dr. Mather advised Mr. Kipnes that the Liquor Barn Board of Trustees was meeting later in the week to evaluate the proposal and would be retaining a financial advisor to assist them with the evaluation process, and as a consequence Liquor Barn Fund did not expect to be in a position to respond to Liquor Stores Fund's proposal until later the following week. Following a discussion with Mr. King on February 7, 2007, Mr Kipnes provided Mr. King with a memorandum prepared by Liquor Stores Fund's legal counsel outlining the timing and procedural considerations involved in completing a merger of Liquor Stores Fund and Liquor Barn Fund. Later in February, Dr. Mather and Mr. King advised Mr. Kipnes that the Liquor Barn Board of Trustees had retained TD Securities Inc. to provide it with financial advice with respect to the proposal made by Liquor Stores Fund and that the Liquor Barn Board of Trustees was expecting to meet later in the month to complete its assessment of and provide a response to the proposal. On March 8, 2007, at which time the exchange ratio of 0.53:1 proposed by Liquor Stores Fund represented a value of $10.66 per Liquor Barn Unit and a premium of approximately 22.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on March 7, 2007, and a premium of approximately 17.7% based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading day period ended March 7, 2007, Dr. Mather advised Mr. Kipnes that the Liquor Barn Board of Trustees had met and that Liquor Barn Fund had determined that it was not interested in pursuing a proposed business combination with Liquor Stores Fund. Mr. Dinning, the Chair of the Offeror's Board of Trustees, subsequently spoke to Mr. King, who reiterated Liquor Barn Fund's position as communicated by Dr. Mather.

On March 20, 2007, at which time the exchange ratio of 0.53:1 proposed by Liquor Stores Fund represented a value of $11.55 per Liquor Barn Unit and a premium of approximately 32.0%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on March 20, 2007, and a premium of approximately 25.1% based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading day period ended

March 20, 2007, Liquor Barn Fund announced that it had entered into an agreement to sell 3,980,000 Liquor Barn Units on a bought deal basis at a price of $8.40 per Liquor Barn Unit. Mr. Dinning met with Mr. King on March 21, 2007 and discussed generally Liquor Stores Fund's continuing interest in a business combination with Liquor Barn Fund and Liquor Barn Fund's decision not to pursue Liquor Stores Fund's proposal.

Liquor Stores Fund subsequently determined to make this Offer and entered into the Securityholder Support Agreements with the Liquor Barn Supporting Securityholders after the close of markets on April 9, 2007.

4. **Purpose of the Offer and the Offeror's Plans For Liquor Barn Fund**

The purpose of the Offer is to enable the Offeror to acquire all of the Liquor Barn Units. If the conditions to the Offer are satisfied or waived by the Offeror and the Offer is completed, it is the Offeror's current intention to complete the Merger immediately following and conditional upon the take-up under the Offer so as to provide the most consistent treatment possible to all Liquor Barn Unitholders, whether they are exchanging Liquor Barn Units for Liquor Stores Units under the Offer or as a result of the Merger Transaction.

If the Offer and Merger Transaction are successful, the Offeror intends to complete a detailed review of Liquor Barn Fund and its subsidiaries and their respective assets, structures, capitalization, operations, properties, policies, management and personnel with a view to integrating the business carried on by Liquor Barn Partnership with that carried on by Liquor Stores LP and seeking to maximize potential synergies. In connection therewith, the Offeror expects that it will take such steps as may be available to it to, directly or indirectly, combine the operations of Liquor Barn Partnership and Liquor Stores LP. See Section 6 of this Circular, "Certain Effects of the Offer".

5. **Expected Benefits of and Reasons to Accept the Offer**

If the Offer and the Merger Transaction are successful, they will result in, among other things, the integration of the businesses carried on by the subsidiaries of the Offeror and by the subsidiaries of Liquor Barn Fund. The benefits described below are based on market and business conditions existing as of the date hereof and reflect Liquor Stores Fund's best estimate of the effects of such integration. There can be no assurance that the benefits discussed below will ultimately be achieved.

A Significant Premium for Liquor Barn Unitholders of Approximately 34.6%

The Exchange Ratio of 0.53 of a Liquor Stores Unit per Liquor Barn Unit represents a value of $11.30 per Liquor Barn Unit and a premium of approximately 34.6%, based on the closing prices of the Liquor Stores Units and the Liquor Barn Units on the TSX on April 9, 2007, the last trading day prior to the announcement of the Offer, and a premium of approximately 35.7%, based on the volume weighted average trading prices of the Liquor Stores Units and the Liquor Barn Units on the TSX for the 20 trading days ended April 9, 2007. **Liquor Barn Unitholders are urged to obtain current market quotations for the Liquor Stores Units and Liquor Barn Units.**

An Increase in Cash Distributions and Improved Liquidity

Liquor Barn Unitholders will realize an immediate 2.6% increase in their monthly cash distributions as, based on the Exchange Ratio of 0.53:1, Liquor Stores Fund's current monthly distribution of $0.125 per unit ($1.50 annually) equates to a monthly distribution of $0.06625 per Liquor Barn Unit ($0.795 annually) compared to Liquor Barn Fund's current monthly distribution of $0.0646 per unit ($0.7752 annually). Liquor Barn Unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of approximately $450 million (based on April 9, 2007 values), approximately 1.5 times the current market capitalization of Liquor Stores Fund and almost four times that of Liquor Barn Fund.

An Exceptional Strategic Fit, Creating the Leading Independent Liquor Retailer in Alberta and B.C. with a Strong Platform for Future Growth

The business operations of Liquor Stores Fund and Liquor Barn Fund are highly complementary and Liquor Stores Fund believes that the rationale for the combination is compelling for the unitholders of both income trusts. The combination provides an excellent strategic fit and creates the leading independent liquor retailer in Alberta and British Columbia with an estimated combined market share of over 16% in Alberta and B.C. and approximately 19% in its core Alberta market. The combined entity will operate 176 liquor stores in Alberta and B.C., with pro forma revenue greater than $320 million, providing a strong platform to pursue further growth opportunities.

Expanded "Safe Harbour" Equity Growth Amount

The combined fund will benefit from access to Liquor Stores Fund's cumulative "safe harbour" equity growth amount of approximately $235 million through 2010, of which approximately $98 million is available in 2007, under the 2006 Proposed Tax Changes. This compares to Liquor Barn Fund's estimated remaining cumulative limit of approximately $65 million after giving effect to its recent convertible debenture and trust unit offerings. Together, the two trusts will benefit from a combined cumulative "safe harbour" equity growth amount of approximately $300 million through 2010.

Unitholder Participation in Value Creation Resulting From Acquisitions and New Store Development

The combined entity would discontinue Liquor Barn Fund's practice of making related party acquisitions from Devco. This will provide the public Liquor Barn Unitholders with the opportunity to now participate fully in the growth and value creation from future store development and acquisitions. See Section 6 of the Circular, "Certain Effects of the Offer – Liquor Barn Development Agreement".

Opportunity to Share in Synergies and Other Operational Benefits

The combination of both entities is expected to provide attractive opportunities to realize meaningful synergies through the elimination of redundant costs and the implementation of operational best practices. Based on cost estimates made by Liquor Barn Fund's management at the time of its initial public offering, Liquor Stores Fund's management estimates immediate cost savings of approximately $1.5 million through the elimination of certain public company costs of Liquor Barn Fund and duplicative head office and general and administration expenses. In addition, Liquor Stores Fund's management believes that there is an attractive opportunity to enhance the operating margins of Liquor Barn Fund, which are currently well below those of Liquor Stores Fund, through the application of Liquor Stores Fund's management expertise and operational best practices. Historically, Liquor Stores Fund's operating margin as a percentage of sales has consistently and significantly exceeded that of Liquor Barn Fund. See " Non-GAAP Measures".

An Experienced Senior Management Team with a Proven Track Record

The combined entity will benefit from the stability of Liquor Stores Fund's senior management team, which has a proven record of operational excellence, successful integration of acquisitions, and delivery of value to unitholders. Since its initial public offering on September 28, 2004, the trading price of the Liquor Stores Units has increased 113% from $10.00 to $21.33 at April 9, 2007, and has generated a total return of 148% including reinvestment of distributions. Over this period, management has successfully completed the acquisition and development of 55 stores more than doubling the number of stores, and has increased distributions four times from $1.00 per unit annually to $1.50 per unit annually in aggregate, representing a 50% increase since the initial public offering.

Offer and Merger Transaction has the Endorsement and Support of Liquor Barn's Second Largest Founding Unitholder Group

The Liquor Barn Supporting Securityholders, companies owned by Mr. Terry Nyquvest and members of his family (referred to as the "Spirits Liquor Mart Group"), have entered into the Securityholder Support Agreements with Liquor Stores Fund. The Liquor Barn Supporting Securityholders were the second largest founding vendor group of Liquor Barn Fund, having contributed 17 of the 58 retail liquor stores purchased by Liquor Barn Fund on completion of its initial public offering. Pursuant to the Securityholder Support Agreements they have, among other things, agreed to deposit under the Offer or the Merger Transaction any Liquor Barn Units they own or control, to vote all Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units they own or control in favour of any resolutions relating to the Offer and Merger, including the Special Resolution, and, effective on completion of the Offer and Merger, to appoint Liquor Stores Fund as voting trustee of the Liquor Barn Supporting Securityholders to exercise all voting rights attached to the Liquor Barn Supporting Securityholders' Liquor Barn Fund and Liquor Barn Partnership securities. The Liquor Barn Supporting Securityholders hold an aggregate of 808,942 Liquor Barn Special Voting Units, representing 5.8% of the currently outstanding Liquor Barn Voting Units (after giving effect to the Liquor Barn $8.40 Offering). These Liquor Barn Special Voting Units are associated with the 404,471 Liquor Barn Exchangeable LP Units and 404,471 Liquor Barn Subordinated LP Units owned by the Liquor Barn Supporting Securityholders. See Section 20 of this Circular, "Acceptance of Offer".

6. Certain Effects of the Offer

Listing of the Liquor Barn Units

The purchase of Liquor Barn Units pursuant to the Offer will reduce the number of holders of Liquor Barn Units and the number of Liquor Barn Units that might otherwise trade publicly and is likely to adversely affect the liquidity and market value of the remaining Liquor Barn Units held by the public. If the Offeror takes up and pays for less than all of the outstanding Liquor Barn Units under the Offer, the Liquor Barn Units may no longer meet the standards for continued listing on the TSX. According to its published guidelines, the TSX would give consideration to delisting Liquor Barn Units if, among other things, the Liquor Barn Units did not substantially meet its standards for continued listing. The successful completion of the Merger Transaction would result in the delisting of the Liquor Barn Units from the TSX.

Liquor Barn Convertible Debentures

Holders of Liquor Barn Convertible Debentures should note that if the Offer and Merger Transaction is completed, holders of Liquor Barn Convertible Debentures will cease to have the right to acquire Liquor Barn Units on conversion of their Liquor Barn Convertible Debentures but rather will have the right to convert their Liquor Barn Convertible Debentures into the kind and amount of securities or property that such holder would have received in connection with the Offer and Merger Transaction had the Liquor Barn Convertible Debentures held by such holder been converted into Liquor Barn Units immediately prior to the completion of the Offer and Merger Transaction.

The trust indenture in respect of the Liquor Barn Convertible Debentures contains covenants relating to, among other things, a "Change of Control" of Liquor Barn Fund. A Change of Control of Liquor Barn Fund means an acquisition by any Person (as defined in such trust indenture) or one or more members of a group of Persons, acting jointly or in concert, of Liquor Barn Units or securities convertible into or carrying the right to acquire Liquor Barn Units which results in such Person or group of Persons owning or controlling 66 2/3% or more of the outstanding Liquor Barn Units (assuming, in the case of securities convertible into or carrying the right to acquire Liquor Barn Units, the conversion or the exercise of such right).

Upon the occurrence of a Change of Control, Liquor Barn Fund would be obligated to make an offer to purchase all outstanding Liquor Barn Convertible Debentures at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to but excluding the date of acquisition by Liquor Barn Fund or a related party of such Liquor Barn Convertible Debentures, in accordance with the procedures set out in the trust indenture.

Liquor Barn Exchangeable LP Units and Subordinated LP Units

Holders of Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units should note that if the Offer and Merger Transaction is completed, holders of Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units will cease to have the right to acquire Liquor Barn Units on exchange of their Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units but rather will have the right to exchange their Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units for the kind and amount of securities or property that such holder would have received in connection with the Offer and Merger Transaction had the Liquor Barn Exchangeable LP Units or Liquor Barn Subordinated LP Units held by such holder been exchanged for Liquor Barn Units immediately prior to the completion of the Offer and Merger Transaction.

The Offeror understands that according to the Liquor Barn Limited Partnership Agreement and the Liquor Barn Exchange Agreement governing the Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units, the following provisions will also apply as a consequence of the making or completion of the Offer and Merger Transaction:

- provided that not less than 20% of the Liquor Barn Units (excluding Liquor Barn Units held by the Offeror), assuming the exchange of all outstanding Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units, are taken up and paid for pursuant to the Offer, or upon the completion of an Acquisition Transaction (as defined in the Liquor Barn Limited Partnership Agreement) (which would include the Merger Transaction), the rights attaching to the Liquor

Barn Subordinated LP Units shall thereafter be the same as the rights attaching to the Liquor Barn Exchangeable LP Units; and

- Liquor Barn GP is required to take such steps as it may deem necessary to permit the holders of Liquor Barn Exchangeable LP Units or Liquor Barn Subordinated LP Units to exchange (including conditionally) Liquor Barn Exchangeable LP Units or Liquor Barn Subordinated LP Units, as the case may be, for the purpose of tendering the Liquor Barn Units acquired on such exchange to the Offer or participating in the Merger Transaction.

If the Offer and Merger Transaction are completed, based on Liquor Barn's publicly filed documents, and after giving effect to the Liquor Barn $8.40 Offering, the Offeror believes that it will own, indirectly through Liquor Barn Operating Trust, 10,123,326 Liquor Barn Ordinary LP Units representing a 72.4% interest in Liquor Barn Partnership and the remaining 3,855,419 Liquor Barn Exchangeable LP Units and Liquor Barn Subordinated LP Units representing a 27.6% interest in Liquor Barn Partnership will be held by the Liquor Barn Vendors. Subject to certain limitations contained in the Liquor Barn Securityholders Agreement described below, the Offeror believes that it would hold, indirectly, a sufficient number of Liquor Barn LP Units to pass Liquor Barn Partnership Special Resolutions in respect of Liquor Barn Partnership.

The Liquor Barn Securityholders Agreement continues until the earlier of the date on which the Liquor Barn Vendors no longer hold any Liquor Barn LP Units or Liquor Barn GP and the Liquor Barn Vendors then holding outstanding Liquor Barn LP Units agree to terminate such agreement. Among other things, the Liquor Barn Securityholders Agreement provides that for so long as Dr. Mather holds or controls, directly or indirectly, through the Liquor Barn Vendors, not less than one million Outstanding Units (as defined in the Liquor Barn Securityholders Agreement) Dr. Mather has certain rights including (i) the right to nominate one individual as a director of the board of directors of Liquor Barn GP, (ii) the Liquor Barn GP board shall have no more than six directors without Dr. Mather's consent, (iii) a quorum for board meetings is four directors, at least one of whom is a nominee of Liquor Barn Fund and one of whom is a nominee of Dr. Mather (provided that if a quorum is not achieved at a board meeting the quorum requirement does not apply at the next succeeding meeting), (iv) any amendment to the Liquor Barn Securityholders Agreement, Liquor Barn Exchange Agreement, Liquor Barn Limited Partnership Agreement and Liquor Barn Operating Trust Declaration of Trust, in addition to any other approvals required by their respective terms, requires the prior written approval of both Liquor Stores Fund and Dr. Mather; and (v) Liquor Barn GP may not withdraw as general partner of Liquor Barn Partnership without the prior written consent of both Liquor Barn Fund and Dr. Mather.

Liquor Barn Options

The Offeror has not had access to the documentation relating to the Liquor Barn Options as this documentation has not been publicly filed by Liquor Barn Fund. The Offeror expects that if the Offer and Merger Transaction is completed, holders of Liquor Barn Options will cease to have the right to acquire Liquor Barn Units on exercise of their Liquor Barn Options but rather will have the right to receive the kind and amount of securities or property that such holder would have received in connection with the Offer and Merger Transaction had the Liquor Barn Options held by such holder been exercised immediately prior to the completion of the Offer and Merger Transaction. However, there is no assurance that this is the case.

Liquor Barn Credit Facility

Based on the publicly filed documentation in connection with Liquor Barn Fund's credit facility, the completion of the Offer and Merger Transaction would constitute an event of default and entitle the lender to require repayment of the credit facility. The Offeror has sufficient availability under its $61.5 million credit facility to repay the approximately $24.6 million outstanding under Liquor Barn Fund's credit facility as at April 2, 2007 in such event.

Severance Arrangements

Liquor Barn Fund's public disclosure does not discuss the severance payments or other benefits, if any, to which the executives of Liquor Barn GP are entitled if their employment is terminated following a change of control.

Liquor Barn Development Agreement

Liquor Barn Partnership is party to the Liquor Barn Development Agreement with Devco. Devco is managed by the executive officers of Liquor Barn GP and all of the outstanding shares of Devco are held by Dr. John Mather, the Chief Executive

Officer and a director of Liquor Barn GP. Under the Liquor Barn Development Agreement, Liquor Barn Partnership has an option to acquire all stores sourced, developed or acquired by Devco and a right to match any offer received from a third party for any store developed by Devco. Liquor Barn Partnership also has the option to provide mezzanine financing to Devco for the development of liquor stores. Devco is entitled to utilize the executive officers of Liquor Barn GP up to a maximum of 25% of their time on a fee for service basis to assist with Devco's sourcing, development and acquisition of liquor stores.

The Liquor Barn Development Agreement has an initial term of 10 years and is automatically renewable for further five-year terms until terminated by either party on written notice given by that party prior to the end of the term or renewal term, as the case may be, or in the event of a change of control of Devco.

The Offeror sources all new store development and acquisition opportunities internally and devotes substantial senior management and other resources to this function. If the Offer and Merger are completed, the Offeror intends to apply this practice to the combined entity, including Liquor Barn Partnership. Accordingly, the Offeror does not anticipate that it will need to purchase liquor stores from or that it will provide mezzanine financing to Devco pursuant to the Liquor Barn Development Agreement as the acquisition and development function for the combined entity will be undertaken internally. The Offeror may consider acquisition opportunities that are made available to it pursuant to the Liquor Barn Development Agreement, provided they meet its arm's length investment criteria.

Liquor Barn Partnership has similar rights to purchase or match third party offers with respect to eight retail liquor stores owned by certain of the Liquor Barn Vendors and the option to purchase or match third party offers made for new stores opened or acquired by the Liquor Barn Vendors. If the Offer and Merger are completed, the Offeror will adopt a similar policy regarding purchases from the Liquor Barn Vendors as it will apply with respect to Devco.

7. **Pro Forma Financial Information**

Liquor Barn Unitholders should refer to the pro forma financial information contained in **Schedule "A"** to the Offer and Circular, "Pro Forma Consolidated Financial Statements". The pro forma consolidated financial statements do not reflect any synergies that might arise from the acquisition by Liquor Stores Fund of Liquor Barn Fund nor do they include any restructuring or integration costs that may be incurred by Liquor Stores Fund. The pro forma consolidated financial statements reflect the operations of Liquor Barn Fund for a part year from commencement of active operations on May 17, 2006, the date Liquor Barn Fund completed its initial public offering.

8. **Ownership of and Trading in Securities of Liquor Barn Fund**

None of the Offeror, any of its trustees or senior officers (if any), or the directors and senior officers of Liquor Stores GP, nor, to the knowledge of the Offeror and its trustees and senior officers (if any) and the directors and senior officers of Liquor Stores GP after reasonable inquiry, (i) any associate of a trustee or senior officer of the Offeror or a director or senior officer of Liquor Stores GP, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, any securities of Liquor Barn Fund.

During the 12 month period preceding the date of the Offer, no securities of Liquor Barn Fund have been traded by the Offeror, any of its trustees or senior officers (if any) or any of the directors or senior officers of Liquor Stores GP, or, to the knowledge of the Offeror and its trustees and senior officers (if any) and the directors and senior officers of Liquor Stores GP after reasonable inquiry, (i) any associate of a trustee or senior officer(if any) of the Offeror or a director or senior officer of Liquor Stores GP, (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror.

9. **Commitments to Acquire Securities of Liquor Barn Fund**

Other than pursuant to the Offer and pursuant to the Securityholder Support Agreements, there are no commitments to acquire securities of Liquor Barn Fund by the Offeror, or any of its trustees or senior officers (if any) or any of the directors or senior officers of Liquor Stores GP, or to the knowledge of the Offeror and its trustees and senior officers (if any) and the directors and senior officers of Liquor Stores GP after reasonable inquiry, (i) any associate of a trustee or senior officer of the

Offeror, or (ii) any Person or company holding more than 10% of any class of equity securities of the Offeror, or (iii) any Person or company acting jointly or in concert with the Offeror.

10. Arrangements, Agreements or Understandings

There are no arrangements, agreements or understandings made or proposed to be made between the Offeror and the Liquor Barn Trustees, any senior officers of Liquor Barn Fund, any directors of Liquor Barn GP or any senior officers of Liquor Barn GP and no payments or other benefits are proposed to be made or given by way of compensation by the Offeror for the loss of office or for any member of the Liquor Barn Trustees, any senior officers of Liquor Barn Fund, any director of Liquor Barn GP or any senior officers of Liquor Barn GP remaining in or retiring from office. Other than the Securityholder Support Agreements, there are no contracts, arrangements or understandings, formal or informal, between the Offeror and any securityholder of Liquor Barn Fund with respect to the Offer or between the Offeror and any Person with respect to any securities of Liquor Barn Fund in relation to the Offer. See Section 5 of this Circular, "Expected Benefits of and Reasons to Accept the Offer – Offer and Merger Transaction has the Endorsement and Support of Liquor Barn's Second Largest Founding Unitholder Group" and Section 20 of this Circular, "Acceptance of Offer".

11. Material Changes and Other Information Concerning Liquor Barn Fund

The Offeror does not have any information that indicates any material change in the affairs of Liquor Barn Fund since the date of the last published financial statements of Liquor Barn Fund other than as has been publicly disclosed by Liquor Barn Fund. The Offeror does not have any knowledge of any material fact concerning securities of Liquor Barn Fund that has not been generally disclosed by Liquor Barn Fund or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Liquor Barn Unitholders to accept or reject the Offer.

12. Price Range and Trading Volumes of the Liquor Barn Units and Liquor Stores Units

Liquor Barn Fund

The Liquor Barn Units are listed and posted for trading on the TSX. Based upon publicly available information, Liquor Stores Fund believes that as of the date hereof, after giving effect to the Liquor Barn $8.40 Offering, there are approximately 10,123,326 Liquor Barn Units outstanding. The following table sets forth the high and low closing prices and volumes of the Liquor Barn Units traded on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2006			
May (May 17 to May 31)	11.17	10.40	3,414,730
June	11.24	10.39	1,050,821
July	11.10	10.75	713,812
August	12.70	10.75	990,851
September	12.25	11.47	589,604
October	12.45	11.67	372,712
November	10.10	8.05	809,386
December	8.40	7.50	766,901
2007			
January	9.15	8.20	593,878
February	9.20	8.60	374,000
March	8.80	8.39	561,093
April (to April 9)	8.40	8.29	667,887

At the close of business on April 9, 2007, the closing sale price of the Liquor Barn Units on the TSX was $8.40. **Liquor Barn Unitholders are urged to obtain current market quotations for the Liquor Barn Units.**

Liquor Stores Fund

The Liquor Stores Units are also listed and posted for trading on the TSX. As of the date hereof, there are 10,232,237 Liquor Stores Units outstanding. The following table sets forth the high and low closing prices and volumes of the Liquor Stores Units traded on the TSX for the periods indicated:

Period	High ($)	Low ($)	Volume
2004			
Fourth Quarter (from September 28)	14.79	11.96	6,055,573
2005			
First Quarter	16.92	14.31	1,512,517
Second Quarter	19.50	16.55	1,321,100
Third Quarter	19.40	17.45	1,669,312
Fourth Quarter	18.70	15.00	1,735,051
2006			
January	19.75	17.21	702,279
February	20.95	19.75	636,595
March	20.30	19.75	690,017
April	20.00	19.10	452,623
May	19.25	18.50	370,428
June	19.70	19.03	329,114
July	19.87	18.75	276,121
August	22.60	19.61	547,373
September	23.00	21.50	475,409
October	22.38	21.90	501,615
November	18.08	16.00	1,945,806
December	19.68	18.08	686,913
2007			
January	19.45	18.19	558,709
February	20.34	18.14	770,597
March	22.18	19.73	846,199
April (to April 9)	21.80	21.33	98,900

At the close of business on April 9, 2007, the closing sale price of the Liquor Stores Units on the TSX was $21.33. **Liquor Barn Unitholders are urged to obtain current market quotations for the Liquor Stores Units.**

13. **Description of Liquor Stores Units and Certain Provisions of the Offeror's Declaration of Trust**

Liquor Stores Units and Liquor Stores Special Voting Units

There are 10,232,237 Liquor Stores Units and 3,300,255 Liquor Stores Special Voting Units outstanding, for a total of 13,532,492 Liquor Stores Voting Units. The 3,300,255 Liquor Stores Special Voting Units are issued in association with the 1,175,255 outstanding Liquor Stores Exchangeable LP Units and 2,125,000 outstanding Liquor Stores Subordinated LP Units.

See "Description of Capital Structure" at pages 44 and 45 of the Offeror's AIF, together with the sections of the Offeror's AIF referred to therein (which Offeror's AIF is incorporated by reference herein), for a description of the Offeror's capital structure, including a description of the Liquor Stores Units, Liquor Stores Special Voting Units and certain provisions of the Offeror's Declaration of Trust.

Conflict of Interest Restrictions and Provisions

The Offeror's Declaration of Trust contains "conflict of interest" provisions that serve to protect Liquor Stores Unitholders without creating undue limitations on the Offeror. For a summary description of these provisions, see "Liquor Stores Income Fund – Conflicts of Interest" at pages 26 and 27 of the Offeror's AIF, which is incorporated by reference herein.

Rights of Liquor Stores Unitholders

The rights of the Liquor Stores Unitholders are established by the Offeror's Declaration of Trust. The rights of the Liquor Stores Unitholders under the Offeror's Declaration of Trust are substantially the same as the rights of the Liquor Barn Unitholders under the Liquor Barn Declaration of Trust. For a summary description of these rights, see "Liquor Stores Income Fund" at pages 16 to 27, inclusive, of the Offeror's AIF, which is incorporated by reference herein.

Control of Liquor Stores LP

For so long as the Liquor Stores Vendors own, directly or indirectly, not less than 20% of the Liquor Stores Units (on a diluted basis, which assumes the exercise of all Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units), the Liquor Stores Vendors are entitled to appoint two directors to the board of directors of Liquor Stores GP. The Liquor Stores Vendors also have approval and other rights with respect to certain matters relating to Liquor Stores LP and LSOT, which allow the Liquor Stores Vendors to restrict certain transactions that may be proposed by Liquor Stores Fund or its subsidiaries. These rights are described under "Material Contracts" on page 52 of the Offeror's AIF, which is incorporated by reference herein. The Liquor Stores Vendors currently have a collective holding of approximately 25.4% of the Liquor Stores Units (on a diluted basis). With the issue (and reservation for issue) of an estimated approximately 7.5 million Liquor Stores Units on the completion of the Offer and Merger, the Liquor Stores Vendors would have a collective holding of approximately 16.4% of the Liquor Stores Units (on a diluted basis). As a result of their collective holding being reduced below 20% of the Liquor Stores Units (on a diluted basis), certain of their approval and other rights would terminate and their Liquor Stores GP board appointment rights would be reduced from two directors to one.

14. Significant Acquisitions

Liquor Barn Unitholders may wish to refer to the business acquisition report of Liquor Barn Fund dated June 23, 2006 with respect to the acquisition of an indirect 57.1% interest in Liquor Barn Partnership, which may be obtained at www.sedar.com. See also Section 1 in this Circular, "The Offeror" and Section 2 in this Circular, "Liquor Barn Fund".

15. Regulatory Matters, Etc.

Licences, Etc.

Liquor Barn Partnership and its subsidiaries have various licenses related to the operation of retail liquor stores, as well as being party to leases, operating agreements and other contracts. Such licenses, leases, operating agreements and/or contracts may, as a result of the change of control of Liquor Barn Fund that the Offer and Merger would represent, require notifications to and/or approvals from the applicable regulatory authorities or counterparties.

TSX

The Liquor Stores Units are currently listed and posted for trading on the TSX. It is a condition to the Offer that the Liquor Stores Units to be issued in connection with the Offer and the Merger Transaction be conditionally approved for listing on the TSX, subject to satisfaction of customary conditions. Conditional listing approval for the Liquor Stores Units to be issued under the Offer and the Merger Transaction was obtained on April 9, 2007. The Liquor Barn Units are expected to be delisted from the TSX at or shortly after completion of the Offer and the Merger Transaction.

16. Merger Transaction

The following should be carefully reviewed by Liquor Barn Unitholders wishing to deposit their Liquor Barn Units to the Offer and make a Merger Election. Liquor Barn Unitholders should also see Section 3 of the Offer, "Manner of Acceptance".

Registration of interests in and transfers of Liquor Barn Units may currently only be made through a book entry only system administered by CDS. As such, in order to deposit their Liquor Barn Units to the Offer and make an Offer Election or a Merger Election, Liquor Barn Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. **Liquor Barn Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Letter of Acceptance and Transmittal in respect of all Liquor Barn Units deposited to the Offer by CDS Participants on behalf of Liquor Barn Unitholders.

Pursuant to the terms of the Letter of Acceptance and Transmittal, if for any reason an election is not made with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Units will be deemed to be Merger Elected Liquor Barn Units. In addition, given the settlement rules of the TSX, Liquor Barn Unitholders who purchase Liquor Barn Units less than three trading days prior to the Expiry Date should contact their broker or other nominee to confirm how to make an election to participate in the Merger Transaction.

All Merger Electing Liquor Barn Unitholders hereby expressly acknowledge and agree to be bound by the applicable terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against such Merger Electing Liquor Barn Unitholders. A copy of the Letter of Acceptance and Transmittal may be obtained at www.sedar.com, or without charge from the Vice-President Finance and Chief Financial Officer of Liquor Stores GP at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1 (Telephone: (780) 917-4179).

Liquor Barn Unitholders who are residents of certain U.S. states and who do not qualify as exempt investors in such U.S. states who would otherwise receive Liquor Stores Units in exchange for their Merger Elected Liquor Barn Units may, at the discretion of the Offeror, have such Liquor Stores Units issued on their behalf to a selling agent, which shall, as agent for such Liquor Barn Unitholders (and without liability except for gross negligence or wilful misconduct), sell such Liquor Stores Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such Liquor Barn Unitholders. Liquor Stores Fund will have no liability for any such proceeds received or the remittance thereof to such Liquor Barn Unitholders. Liquor Barn Unitholders who are residents of Idaho, Iowa, Kansas, Maine, Michigan, Missouri, Ohio, South Carolina, South Dakota, Vermont and the U.S. Virgin Islands are eligible to receive Liquor Stores Units in exchange for their Merger Elected Liquor Barn Units. Liquor Barn Unitholders who are residents of states other than those listed above may receive Liquor Stores Units in exchange for their Merger Elected Liquor Barn Units only to the extent that they qualify as exempt under the laws of the respective states in which they reside. **Liquor Barn Unitholders who are not residents of the states listed above should consult with their brokers or other nominees or legal advisors to determine whether or not they qualify as exempt investors. Each Merger Electing Liquor Barn Unitholder who instructs its broker or other nominee to deposit its Liquor Barn Units in the Offer and who makes a Merger Election will be deemed to have represented to such broker or other nominee and to the Offeror that either (i) it is a resident of one of the states listed above or (ii) it is an exempt investor under the laws of the state where such Merger Electing Liquor Barn Unitholder resides, unless such Merger Electing Liquor Barn Unitholder advises its broker or other nominee and the Offeror in writing that these representations would not be true.**

All questions as to the validity, form and eligibility (including timely receipt) of any Merger Elected Liquor Barn Units and accompanying documents will be determined by the Offeror in its sole discretion. Merger Electing Liquor Barn Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Merger Elected Liquor Barn Units and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositary, the Information Agent or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of Merger Elected Liquor Barn Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular and the Letter of Acceptance and Transmittal will be final and binding.

The Merger Transaction

If the Merger is completed, Liquor Barn Unitholders that make a Merger Election will receive Liquor Stores Units in exchange for their Liquor Barn Units on a tax-deferred "roll-over" basis for Canadian income tax purposes pursuant to the mechanics of the Merger. By making a Merger Election through their broker or other nominee, Merger Electing Liquor Barn Unitholders, through CDS, on behalf of the Merger Electing Liquor Barn Unitholders, will deposit the Merger Elected Liquor Barn Units to the Offer and then will withdraw such Merger Elected Liquor Barn Units from the Offer, effective at 9:00 p.m.

(Edmonton time) on the Expiry Date. **Accordingly, if the Merger is completed, Merger Elected Liquor Barn Units will not be taken-up and paid for under the Offer but such Merger Elected Liquor Barn Units will participate in the Merger.**

Prior to their withdrawal as outlined above, Merger Electing Liquor Barn Unitholders will provide the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, through the execution of the Letter of Acceptance and Transmittal, as described under Section 3 of the Offer, "Manner of Acceptance". As a consequence, all Merger Electing Liquor Barn Unitholders will be approving the Special Resolution.

Following the approval of the Special Resolution by the Electing Liquor Barn Unitholders, through the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, together with the Liquor Barn Special Voting Unitholders, representing more than 66 2/3% of the Liquor Barn Voting Units, the Offeror intends to enter into the Merger Agreement.

Liquor Stores Fund and Liquor Barn Fund will agree in the Merger Agreement to jointly elect to have section 132.2 of the Tax Act (and similar provincial legislation) apply with respect to the Merger. Liquor Stores Fund will determine the elected amounts for the assets of Liquor Barn Fund.

The Offeror's current intention is to complete the Merger (including the subsequent distribution of Liquor Stores Units to Liquor Barn Unitholders upon the redemption of the outstanding Liquor Barn Units) immediately following and conditional on the take-up under the Offer (or the satisfaction or waiver of all conditions thereunder) so as to provide the most consistent treatment possible to all Liquor Barn Unitholders, whether they are exchanging Liquor Barn Units for Liquor Stores Units under the Offer or as a result of the Merger.

Right to Withdraw Liquor Barn Units in Respect of Which a Merger Election is Made

In order not to provide the power of attorney contained in Part A of the Letter of Acceptance and Transmittal, withdrawals of Merger Elected Liquor Barn Units must be effected prior to 4:59 p.m. (Edmonton time) on the Expiry Date via CDS and through a Merger Electing Liquor Barn Unitholder's broker or other nominee or as otherwise permitted at law. A notice of withdrawal of such Merger Elected Liquor Barn Units must actually be received by the Depositary prior to 4:59 p.m. (Edmonton time) on the Expiry Date in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Merger Electing Liquor Barn Unitholders should contact their broker or other nominee for assistance. No further action on the part of CDS or the Merger Electing Liquor Barn Unitholders is required to withdraw such Merger Elected Liquor Barn Units from the Offer as at 9:00 p.m. (Edmonton time) on the Expiry Date.

A Merger Electing Liquor Barn Unitholder's broker or other nominee may set deadlines for the withdrawal of Merger Elected Liquor Barn Units prior to 4:59 p.m. (Edmonton time) on the Expiry Date that are earlier than those specified above. Merger Electing Liquor Barn Unitholders should contact their broker or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice. The Offeror reserves the right to permit withdrawals of Merger Elected Liquor Barn Units deposited to the Offer and in respect of which a Merger Election is made other than as set forth herein.

Non-Electing Liquor Barn Unitholders

If the Special Resolution is approved and if the Merger is completed, Non-Electing Liquor Barn Unitholders will receive Liquor Stores Units under the Merger as if they had made a Merger Election.

Additional Information

The Merger Transaction is governed by certain applicable Canadian corporate and securities laws (collectively, the "**Regulations**"), including OSC Rule 61-501 and Policy Q-27, and would be a "business combination" within the meaning of OSC Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 (collectively, hereinafter referred to as "**going private transactions**") because the Merger Transaction would result in the interest of a holder of Liquor Barn Units (the "**affected securities**") being terminated without the consent of the Liquor Barn Unitholder and no exemptions therefrom are anticipated to be available. In certain circumstances, the provisions of OSC Rule 61-501 and Policy Q-27 may also deem certain types of going private transactions (including the Merger Transaction) to be "related party transactions". However, if the Merger Transaction is carried out in accordance with OSC Rule 61-501 or an exemption therefrom and Policy Q-27 or an exemption therefrom, the "related party transaction" provisions of OSC Rule 61-501 and Policy Q-27 will not apply to the Merger Transaction. The Offeror intends to carry out the Merger Transaction in accordance with OSC Rule 61-501 and Policy Q-27 or exemptions therefrom such that the related party transaction provisions of OSC Rule 61-501 and Policy Q-27 will not apply to the Merger Transaction.

The Regulations provide that, unless exempted, an issuer proposing to carry out a going private transaction is required to engage an independent valuator to prepare a valuation of the affected securities (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemptions available or seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting the Offeror or Liquor Barn Fund, as appropriate, from the requirement to prepare a valuation in connection with the Merger Transaction. An exemption is available under OSC Rule 61-501 and Policy Q-27 for certain going private transactions completed within 120 days after the expiry of a formal takeover bid where the consideration under such transaction is at least equal in value to and is in the same form as that paid in the takeover bid, provided certain tax and other disclosure is given in the takeover bid disclosure documents. If the Offeror acquires Liquor Barn Units under the Offer, the Offeror intends to cause the Merger Transaction to occur in compliance with the requirements of the foregoing exemption.

OSC Rule 61-501 and Policy Q-27 also require that in addition to any other required securityholder approvals, in order to complete a going private transaction (such as the Merger Transaction), the approval of a majority of the votes cast by "minority" holders of the affected securities must be obtained at a meeting held for such purpose unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to the Offer and the subsequent Merger Transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of Liquor Barn Units, other than, among others, the following: (i) an "interested party" (as defined in OSC Rule 61-501 and Policy Q-27), which includes the Offeror (other than in respect of Offer Elected Liquor Barn Units acquired pursuant to the Offer, as described below); (ii) a "related party" (as defined in OSC Rule 61-501 and Policy Q-27) of the Offeror and any other "interested party"; and (iii) any Person or company acting jointly or in concert with the foregoing Persons or companies, provided that a Person is not acting jointly or in concert solely because there is an agreement, commitment or understanding that such Person will tender to the Offer or vote in favour of the Merger Transaction. However, OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Offer Elected Liquor Barn Units acquired pursuant to the Offer as "minority" Liquor Barn Units and vote them in favour of such going private transaction if, among other things, the going private transaction is completed within 120 days after the expiry of a formal takeover bid where the consideration per affected security in such transaction is at least equal in value to and in the same form as the consideration paid under the Offer. The consideration offered under the Merger Transaction will be the same consideration paid under the Offer to Offer Electing Liquor Barn Unitholders, and the Offeror intends to cause Liquor Barn Units acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of the minority approval required in connection with the Merger Transaction. As at the date hereof, there are no Liquor Barn Units known to the Offeror, after reasonable inquiry, the votes attached to which would be required to be excluded in determining whether minority approval for the Merger Transaction has been obtained.

The Offeror has applied to the OSC and the AMF to obtain relief under OSC Rule 61-501 and Policy Q-27, respectively, from the requirements, in the event that the Offeror takes up and pays for Liquor Barn Units under the Offer, to (a) call a meeting of Liquor Barn Unitholders to approve the Merger, and (b) send an information circular to Liquor Barn Unitholders in connection with the Merger, in each case provided that minority approval shall have been obtained, albeit not at a meeting of Liquor Barn Unitholders, but by written resolution.

The Merger will occur on a tax-deferred "roll-over" basis for Canadian income tax purposes. See Section 18 of this Circular, "Canadian Federal Income Tax Considerations" for a discussion of the income tax consequences of the Merger, including in respect of Liquor Barn Unitholders who do not make either an Offer Election or a Merger Election.

Summary of Merger Agreement

Conditional on the approval of the Special Resolution, Liquor Stores Fund intends to sign and deliver, on behalf of Liquor Barn Fund, a merger agreement (the "**Merger Agreement**") with the Offeror prior to 10:00 p.m. (Edmonton time) on the Expiry Date. The following is a summary of the material terms of the proposed Merger Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which will be made available on Liquor Stores Fund's website at www.liquorstoresincomefund.ca, and the terms thereof are subject to change. Liquor Barn Unitholders who would like a paper copy to be mailed to them without charge may contact the Vice-President, Finance and Chief Financial Officer of Liquor Stores GP at Suite 1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1 (Telephone: (780) 917-4179).

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to acquire all of the assets and assume all of the liabilities of Liquor Barn Fund in return for Liquor Stores Units and Liquor Stores Special Voting Units.

The closing of the transactions under the Merger Agreement would occur, subject to the terms and conditions of the Merger Agreement, on such date (not later than 120 days after the Expiry Date) as is specified in writing by Liquor Stores Fund, which is currently expected to occur immediately following and conditional on the take-up under the Offer. Liquor Barn Fund would agree to then redeem all outstanding Liquor Barn Units, subject to any adjustments as provided for in the Merger Agreement, and distribute the Liquor Stores Units to the former holders of Liquor Barn Units on the same terms as under the Offer, namely on the basis of 0.53 of a Liquor Stores Unit per Liquor Barn Unit (subject to adjustment as provided under the Offer). Any Liquor Stores Units received by the Offeror as a holder of Liquor Barn Units at such time would be cancelled. Notwithstanding the foregoing, the Offeror may retain or reacquire one Liquor Barn Unit in its discretion to keep Liquor Barn Fund in existence.

If the Offeror determines, in its sole discretion, that it is desirable or required by Law to do so, Liquor Barn Fund shall, in respect of any Liquor Stores Units that would otherwise be received by any one or more former beneficial Liquor Barn Unitholder(s) or class(es) thereof in any one or more non-Canadian jurisdiction(s), distribute such Liquor Stores Units to a person designated by the Offeror who shall receive the Liquor Stores Units as agent for such Persons and shall, as agent for such Persons, as expeditiously as is commercially reasonable thereafter, sell such Liquor Stores Units through the facilities of the TSX and pay to such Persons the net proceeds thereof, after disposition costs and less any applicable withholding taxes and without interest. The Offeror shall not have any liability to any Person in connection with the sale of Liquor Stores Units in accordance with the foregoing. No trustee, broker or agent designated by the Offeror to effect a sale of Liquor Stores Units in accordance with the foregoing shall have any liability to Liquor Barn Fund or any affected beneficial Liquor Barn Unitholder in connection therewith, except for gross negligence or wilful misconduct.

Immediately prior to the take-up of units under the Offer, each of the Offeror and Liquor Barn Fund shall be permitted to make a special distribution to their respective unitholders in an amount equal to their bona fide estimated taxable income for their fiscal periods beginning on January 1, 2007 and ending at the time of the take-up of Liquor Barn Units under the Offer (after giving effect to any prior distributions during such period) so that the Offeror and Liquor Barn Fund should not be liable for any material Part I tax under the Tax Act for their taxation years deemed to end on the Merger pursuant to subsection 132.2(2) of the Tax Act. These amounts, if any, are not expected to be material.

In the Merger Agreement, while there would be no representations or warranties of either party, Liquor Barn Fund would agree to and to cause each of its subsidiary entities to: (a) co-operate (and to cause its advisors to co-operate) in proceeding with the transactions contemplated therein (including, without limitation, cooperation with respect to any regulatory filings) and not to take any actions inconsistent therewith; (b) conduct its business and activities in the ordinary course in substantially the same manner as previously conducted, except that it and they will not: (i) enter into or renew or amend any material agreements (including without limitation leases, operating agreements and the Liquor Barn Development Agreement), or (ii) make any material capital expenditures, or (iii) make any business acquisitions or dispositions, or (iv) make any changes to their respective capitalization (including borrowings, guarantees or amendments to the terms of debt), or (v) declare or make any payments or distributions to their respective securityholders, or (vi) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of their respective trustees, directors or officers, or (vii) make any changes to their respective accounting practices, or (viii) settle any litigation or claims, in each case without Liquor Stores Fund's prior express written approval; (c) forthwith, upon request, provide full access or cause full access and cooperation to be provided to Liquor Stores Fund and its representatives to its records, premises, employees and advisors; (d) not amend the Liquor Barn Declaration of Trust, except with the prior express written approval of Liquor Stores Fund; (e) not amend the constating documents, articles or by-laws of any subsidiary entity of Liquor Barn Fund or any of the Liquor Barn Governance Documents, or sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any securities of Liquor Barn Fund or any subsidiary entity of Liquor Barn Fund or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities, in each case without Liquor Stores Fund's prior express written approval; (f) take or fail to take any action within its reasonable control which would result in a condition specified in the Merger Agreement not being satisfied; (g) prepare and execute, and assist Liquor Stores Fund with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the Liquor Barn Fund assets; and (h) immediately advise Liquor Stores Fund verbally and in writing of any material developments or changes with respect to their respective businesses and affairs, and to send Liquor Stores Fund for its comments a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority as sufficiently in advance of filing or release as is possible.

The closing of the transactions contemplated in the Merger Agreement would be subject to the take-up of Offer Elected Liquor Barn Units under the Offer or the satisfaction or waiver of all conditions under the Offer. If any of the conditions were not satisfied or waived by the Offeror, then the Offeror would be entitled to terminate the Merger Agreement, without prejudice to any other remedies (including damages or equitable remedies) that it may have. Each party to the Merger Agreement would be responsible for its own expenses, and the Merger Agreement would be governed by the laws of Alberta.

Special Resolution

If the Offer is completed, Electing Liquor Barn Unitholders would, through the execution by CDS of the Letter of Acceptance and Transmittal (see Part A of the Letter of Acceptance and Transmittal), together with Liquor Barn Special Voting Unitholders, approve a special resolution, substantially as set forth below:

"Capitalized terms used and not defined in this resolution have the meanings given to them in the Offer and Circular of Liquor Stores Income Fund dated April 10, 2007 (the "**Offer and Circular**"):

(a) The Merger Transaction (as described in Section 16, "Merger Transaction", of the Offer and Circular), and any ancillary matters in connection therewith, are approved and Liquor Stores Fund is authorized to execute, on behalf of Liquor Barn Fund, the Merger Agreement in connection with the Merger Transaction on substantially the terms described in the Offer and Circular;

(b) The amendment to the Liquor Barn Declaration of Trust to provide, in connection with the Merger, following the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, for the retention or reacquisition of one Liquor Barn Unit by Liquor Stores Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, for the redemption of all outstanding Liquor Barn Units and Liquor Barn Special Voting Units and the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to the Liquor Barn Unitholders on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.53 of a Liquor Stores Special Voting Unit for each Liquor Barn Special Voting Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Liquor Stores Units received by the Offeror itself) in full and final satisfaction of such Liquor Barn Voting Unitholders' rights, is approved and Liquor Stores Fund is authorized to execute an amendment to the Liquor Barn Declaration of Trust in connection with the foregoing;

(c) The amendment of the Liquor Barn Declaration of Trust to thereafter permit Liquor Stores Fund, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any Liquor Barn Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Liquor Stores Fund, is approved and Liquor Stores Fund is authorized to execute an amendment to the Liquor Barn Declaration of Trust in connection with the foregoing;

(d) The Liquor Barn Trustees and all directors and officers of Liquor Barn Fund and its subsidiaries are directed to cooperate in all respects with the Offeror and Liquor Stores GP; and

(e) Any trustee of Liquor Stores Fund, any officer or director of Liquor Stores GP, and any other Persons designated by Liquor Stores Fund in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of Liquor Barn Fund or otherwise, as may be necessary or desirable to give effect to this special resolution."

In addition to approval of the foregoing Special Resolution, the Offeror would have to approve the entering into of, and enter into, the Merger Agreement on the Offeror's part.

The power of attorney granted to Liquor Stores Fund in the Letter of Acceptance and Transmittal to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents in respect of the Special Resolution will only be used and relied upon if Liquor Stores Fund intends to proceed with the take-up and payment for Liquor Barn Units deposited under the Offer and the completion of the Merger Transaction.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions in respect of corporations which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority securityholders.

Liquor Barn Unitholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Distributions

In the event that Liquor Stores Fund takes-up and pays for Offer Elected Liquor Barn Units under the Offer and Liquor Barn Fund is unable to (because of its financial position or otherwise), or does not, declare and make a cash distribution in an amount per Liquor Barn Unit, at any time thereafter and prior to the completion of the Merger, that is at least equal to the cash distributions per Liquor Stores Unit declared and paid by Liquor Stores Fund in the same period multiplied by the Exchange Ratio (the "**Equivalent Liquor Stores Fund Distribution**"), then at the time of completion of the Merger, the Merger Electing Liquor Barn Unitholders and Non-Electing Liquor Barn Unitholders will receive an additional amount, without interest, up to the amount of the Equivalent Liquor Stores Fund Distribution, so as to ensure they receive, before taxes, the same value as if they had their Liquor Barn Units taken up under the Offer. Liquor Stores Fund has determined that the payment of such amount in cash may result in adverse tax consequences to such Liquor Barn Unitholders or to Liquor Barn Fund in connection with the Merger, and as such this amount will be paid in Liquor Stores Units (the value of which will be based on the lesser of the previous three and ten trading day volume weighted average trading prices of the Liquor Stores Units on the TSX for the period ended on the closing date of the Offer). As the Merger is expected to be completed immediately following the take-up under the Offer, or the satisfaction or waiver of all conditions under the Offer, no such additional amounts are expected to be payable.

The Offeror reserves the right to permit a Merger Election to be made in a manner other than that set forth in this Section 16.

17. Risk Factors

There are certain risks inherent in an investment in the Liquor Stores Units and in the activities of the Offeror which Liquor Barn Unitholders should carefully consider. A number of these risks are set out in the Offeror's AIF under the heading "Risk Factors", including risks relating to: industry risks associated with the retail liquor store business including: government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to achieve the benefits of acquisitions; dependence on key personnel; supply interruption or delay; reliance on information and control systems; and dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities. The risk factors also include risks associated with the structure of Liquor Stores Fund including: the dependence of Liquor Stores Fund on the Company; unpredictability and potential volatility of the trading price of the Liquor Stores Units including the effect of market interest rates on the price of Liquor Stores Units; the nature of the Liquor Stores Units; cash distributions are not guaranteed and will fluctuate with the Company's performance; the legal attributes of the Liquor Stores Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; the restrictions on the potential growth of the Company as a consequence of the payment by the Company of substantially all of its operating cash flow to Liquor Stores Fund; income tax related risks, including the risk of changes in the tax treatment of income trusts including those proposed in the 2006 Proposed Tax Changes; future sales of Liquor Stores Units by the holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; the right to approve certain material transactions by certain holders of Liquor Stores Exchangeable LP Units and Liquor Stores Subordinated LP Units; investment eligibility of the Liquor Stores Units; the distribution of securities on redemption or termination of Liquor Stores Fund; and restrictions on non-resident Liquor Stores Unitholders and liquidity of Liquor Stores Units, among others. Those risks as set forth in the Offeror's AIF are incorporated by reference herein.

In addition, Liquor Barn Unitholders should carefully consider the following risk factors:

Integration Related Risks

The Offeror has proposed the Offer with the expectation that its successful completion will result in strategic benefits, economies of scale and synergies. These anticipated benefits, economies of scale and synergies will depend in part on whether the Offeror's and Liquor Barn Fund's operations can be integrated in an efficient and effective manner. It is possible that this may not occur as planned, or that the financial and other benefits may be less than anticipated. In addition, the integration will give rise to restructuring costs and charges, and these may be greater than currently anticipated. Further, the operating results and financial condition of the Offeror could be materially adversely impacted by the focus on integration.

Liquor Barn Unitholders should also review the risk factors relating to Liquor Barn Partnership's business contained on pages 46 to 49 of the annual information form of Liquor Barn Fund dated March 14, 2007, a copy of which has been filed with the Canadian Securities Regulatory Authorities and which may be obtained at www.sedar.com. These risk factors would also apply to the combined business.

Verification of Liquor Barn Fund Information in the Offer and Circular

Liquor Stores Fund has not had access to any non-public information of Liquor Barn Fund. As a result, all historical information regarding Liquor Barn Fund contained herein, including all Liquor Barn Fund financial information and all pro forma financial information reflecting the pro forma effects of a combination of Liquor Stores Fund and Liquor Barn Fund derived in part from Liquor Barn Fund's financial information, has been derived by necessity from Liquor Barn Fund's public reports and securities filings. Any inaccuracy or material omission in Liquor Barn Fund's publicly available information, including the information about or relating to Liquor Barn Fund contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two entities, or adversely affect the operational plans of the combined entity and its results of operations and financial conditions.

Change of Control Provisions in Liquor Barn Fund's Agreements

Liquor Barn Fund or its subsidiaries may be party to agreements that contain change of control provisions that may be triggered following the completion of the Offer and Merger. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the Offer and Merger or adversely affect Liquor Barn Fund's results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely effect the operations and financial condition of the combined entity.

18. Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Liquor Barn Unitholder who (a) disposes of Liquor Barn Units to the Offeror in exchange for Liquor Stores Units pursuant to the Offer, or (b) disposes of Liquor Barn Units to Liquor Barn Fund in exchange for Liquor Stores Units on the redemption of Liquor Barn Units pursuant to the Merger. This summary assumes that, for purposes of the Tax Act, the Liquor Barn Unitholder is resident in Canada, holds Liquor Barn Units and will hold Liquor Stores Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with Liquor Barn Fund or the Offeror.

Liquor Barn Units and Liquor Stores Units generally will be considered capital property to a Liquor Barn Unitholder unless the Liquor Barn Unitholder holds such units in the course of carrying on a business, or the Liquor Barn Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Liquor Barn Unitholders whose Liquor Barn Units or Liquor Stores Units might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Liquor Barn Units, Liquor Stores Units and every other "Canadian security" (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year of the election and all subsequent taxation years.

This summary assumes that each of Liquor Barn Fund and the Offeror qualifies as a "mutual fund trust" as defined in the Tax Act on the date hereof, and will continue to so qualify throughout the period during which Liquor Barn Unitholders hold any Liquor Barn Units or Liquor Stores Units. The Offeror has advised counsel that the Offeror expects to continue to so qualify. This summary is not applicable to a Liquor Barn Unitholder an interest in which is a "tax shelter investment" or a Liquor Barn Unitholder that is not resident in Canada for purposes of the Tax Act. Any such Liquor Barn Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transactions.

This summary is based on the provisions of the Tax Act in force on the date hereof and counsel's understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, regulatory or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Canadian federal income tax consequences discussed herein are for general information only. Liquor Barn Unitholders (including any Liquor Barn Unitholders who are not resident in Canada) are urged to consult their own tax advisors to determine the tax consequences to them of disposing of Liquor Barn Units pursuant to the Offer or the Merger (as applicable) in their particular circumstances.

Disposition of Liquor Barn Units Pursuant to the Offer

In general, a disposition of Liquor Barn Units by an Offer Electing Liquor Barn Unitholder in exchange for Liquor Stores Units will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offer Elected Liquor Barn Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Offer Elected Liquor Barn Units to the Offer Electing Liquor Barn Unitholder immediately prior to the disposition. The proceeds of disposition of the Offer Elected Liquor Barn Units will generally be equal to the aggregate of the fair market value of the Liquor Stores Units received in exchange therefor. The cost for tax purposes of the Liquor Stores Units received in exchange for Offer Elected Liquor Barn Units will be equal to the fair market value of such Liquor Stores Units. For the purpose of determining the adjusted cost base of such Liquor Stores Units, the cost of such Liquor Stores Units will be determined by averaging their cost with the adjusted cost base of all other Liquor Stores Units held as capital property immediately before the time of the exchange.

Generally, one-half of any capital gain realized by a Liquor Barn Unitholder pursuant to the Offer will be included in the Liquor Barn Unitholder's income as a taxable capital gain. One-half of any capital loss realized by a Liquor Barn Unitholder on the disposition of Liquor Barn Units pursuant to the Offer may generally be deducted only from taxable capital gains of the Liquor Barn Unitholder in accordance with the provisions of the Tax Act.

Where a Liquor Barn Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Liquor Barn Unit, the Liquor Barn Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends received by Liquor Barn Fund previously designated by Liquor Barn Fund to the Liquor Barn Unitholder, except to the extent that a loss on a previous disposition of a Liquor Barn Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Liquor Barn Units.

Transfer of Liquor Barn Assets to Liquor Stores Fund Pursuant to the Merger

The Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the assets of Liquor Barn Fund to be transferred to the Offeror for proceeds of disposition equal to the tax cost of such assets. In such circumstances, there should be no taxable income to Liquor Barn Fund arising from the transfer. Alternatively, the transfer may be organized so as to create income in Liquor Barn Fund equal to the amount of any unused or accrued losses or available deductions of Liquor Barn Fund. Again, in such circumstances, there should be no taxable income to Liquor Barn Fund arising from the transfer. The Offeror has advised counsel that the transfer of assets from Liquor Barn Fund to the Offeror will be organized so that it occurs on one of the foregoing bases. Since neither alternative should result in any taxable income to Liquor Barn Fund, there should be no need to make any distributions to Liquor Barn Unitholders as a result of the transfer and, therefore, there should be no tax liability to Liquor Barn Unitholders resulting from the transfer.

Special Distributions

The current taxation year of Liquor Barn Fund (and of the Offeror) will be deemed to end following the transfer of its assets to the Offeror, giving rise to a short taxation year for Liquor Barn Fund (as well as for the Offeror). Immediately before the take-up of the Offer Elected Liquor Barn Units under the Offer, Liquor Barn Fund is expected to pay a special distribution to Liquor Barn Unitholders at least equal to its bona fide estimated undistributed taxable income, if any, for the period ending at such time. See Section 16 of this Circular, "Merger Transaction". The Offeror is also expected to make a similar special distribution to Liquor Stores Unitholders if the Offeror has any undistributed taxable income for such period. The tax treatment to Liquor Barn Unitholders of these special distributions by Liquor Barn Fund will be similar to that applicable to other distributions that have been paid or payable by Liquor Barn Fund to them. These special distributions should ensure that Liquor Barn Fund and the Offeror will not be subject to material income tax under the Tax Act for this short taxation year.

Disposition of Liquor Barn Units by Liquor Barn Unitholders Pursuant to the Merger

As noted above, the Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where a Merger Electing Liquor Barn Unitholder or a Non-Electing Liquor Barn Unitholder disposes of Liquor Barn Units to Liquor Barn Fund in exchange for Liquor Stores Units on the redemption of Liquor Barn Units pursuant to the Merger, the Liquor Barn Unitholder's proceeds of disposition for the Liquor Barn Units disposed of, and the cost to the Liquor Barn Unitholder of the Liquor Stores Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the Liquor Barn Unitholder of the Liquor Barn Units immediately prior to the holder's disposition (which adjusted cost base will take into account any reductions resulting from the special distributions to be made by Liquor Barn Fund described above). For the purpose of determining the adjusted cost base of the Liquor Stores Units acquired by a Liquor Barn Unitholder on such exchange, the cost of such Liquor Stores Units will be determined by averaging their cost with the adjusted cost base of all other Liquor Stores Units held as capital property by such Liquor Barn Unitholder immediately before the exchange.

Liquor Barn Fund will not realize a gain or loss on the transfer of the Liquor Stores Units to the Liquor Barn Unitholders on the redemption of Liquor Barn Units.

Holding and Disposing of Liquor Stores Units Received for Liquor Barn Units

Subsequent to the receipt of Liquor Stores Units for Liquor Barn Units pursuant to the Offer or the Merger, a former Liquor Barn Unitholder will be subject to taxation as a holder of Liquor Stores Units (a "**Liquor Stores Unitholder**"). The tax treatment to the former Liquor Barn Unitholder will be substantially the same as the tax treatment to which the former Liquor Barn Unitholder was subject as a Liquor Barn Unitholder. This tax treatment is outlined below.

Status of Liquor Stores Fund. Liquor Stores Fund is a "unit trust" as defined in the Tax Act and this summary assumes that Liquor Stores Fund qualifies and will continue to qualify as a "mutual fund trust" as defined in the Tax Act at all relevant times. This summary also assumes that Liquor Stores Fund is not established or maintained primarily for the benefit of non-residents. If Liquor Stores Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Taxation of Liquor Stores Fund. The taxation year of Liquor Stores Fund is the calendar year. In each taxation year, Liquor Stores Fund will be subject to tax under Part 1 of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Liquor Stores Unitholders. An amount will be considered to be payable to a Liquor Stores Unitholder in a taxation year if it is paid to the Liquor Stores Unitholder in the year by Liquor Stores Fund or if the Liquor Stores Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of Liquor Stores Fund for each taxation year will include all interest on LSOT Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year and such amount of the income and net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to Liquor Stores Fund in the year in respect of the LSOT Units. Liquor Stores Fund will generally not be subject to tax on any amounts received as distributions on the LSOT Units that are in excess of the income of LSOT that is paid or payable or deemed to be paid or payable by LSOT to Liquor Stores Fund in a year but such amounts will generally reduce the adjusted cost base of the LSOT Units. Where the adjusted cost base of the LSOT Units would otherwise be a negative amount, Liquor Stores Fund will recognize a capital gain in such amount in that year, and its adjusted cost base of the LSOT Units at the beginning of the next taxation year will be reset to zero.

In computing its income, Liquor Stores Fund will generally be entitled to deduct reasonable administrative expenses incurred to earn income. Liquor Stores Fund may also deduct from its income for the year a portion of the expenses incurred by it to issue Liquor Stores Units pursuant to the Offer or Merger. Liquor Stores Fund may deduct up to 20% of such issue cost per year, pro rated where the Offeror's taxation year is less than 365 days.

Under the Offeror's Declaration of Trust, all of the income of Liquor Stores Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by Liquor Stores Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by Liquor Stores Fund upon a transfer *in specie* of Liquor Stores Fund's assets to redeeming Liquor Stores Unitholders in connection with a redemption of Liquor Stores Units and designated by Liquor Stores Fund as income or capital gains paid or payable to the redeeming Liquor Stores Unitholders) will be payable in the year to the Liquor Stores Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that Liquor Stores Fund intends to make distributions in each year to Liquor Stores Unitholders in an amount sufficient to ensure that Liquor Stores Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to Liquor Stores Fund).

Income of Liquor Stores Fund that is applied to fund redemptions of Liquor Stores Units for cash or is otherwise unavailable for cash distributions will be distributed to Liquor Stores Unitholders in the form of additional Liquor Stores Units. Income of Liquor Stores Fund payable to Liquor Stores Unitholders, whether in cash or additional Liquor Stores Units will generally be deductible by Liquor Stores Fund in computing its taxable income.

Losses incurred by Liquor Stores Fund cannot be allocated to Liquor Stores Unitholders, but can be deducted by Liquor Stores Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event Liquor Stores Fund would otherwise be liable for tax on its net recognized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Liquor Stores Units during the year (the "**capital gains refund**"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset Liquor Stores Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Liquor Stores Unitholders on the redemption of Liquor Stores Units. The Offeror's Declaration of Trust provides that all or a portion of any capital gain or income recognized by Liquor Stores Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Liquor Stores Unitholder. Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Liquor Stores Unitholders (as income or taxable capital gains) and will be deductible by Liquor Stores Fund in computing its income.

For purposes of the Tax Act, Liquor Stores Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and Liquor Stores Fund's entitlement to a capital gains refund, it is expected that Liquor Stores Fund will not be liable for any material amount of tax under the Tax Act. However, no assurance can be given in this regard.

Taxation of LSOT. The taxation year of LSOT is the calendar year. In each taxation year, LSOT will be subject to tax under Part I of the Tax Act on its income for the year, including its allocated share of the income of Liquor Stores LP, except to the extent such income is paid or payable or deemed to be paid or made payable in such year to its unitholders, including Liquor Stores Fund, and is deducted by LSOT in computing its income for tax purposes.

In computing its income for tax purposes, LSOT will generally be entitled to deduct its expenses (including interest that accrues, is payable or is paid on the LSOT Notes) incurred to earn such income, provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act. Under the declaration of trust of LSOT, all of the income of LSOT for each year, together with the taxable and non taxable portion of any capital gains realized by LSOT in the year, will generally be paid or made payable in the year to holders of LSOT Units. For purposes of the Tax Act, LSOT generally intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by Liquor Stores Fund that Liquor Stores Fund does not expect LSOT to be liable for any material amount of tax under Part I of the Tax Act. However, counsel can provide no opinion in this regard.

Taxation of Liquor Stores LP. Liquor Stores LP is not subject to tax under the Tax Act. Each partner of Liquor Stores LP, including LSOT, is required to include in computing the partner's income for a particular taxation year the partner's share of the income or loss of Liquor Stores LP for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any of that income is distributed to the partner in the taxation year. Liquor Stores LP's fiscal period will be the calendar year. For this purpose, the income or loss of Liquor Stores LP will be computed for each fiscal year as if Liquor Stores LP were a separate person resident in Canada. In computing the income or loss of Liquor Stores LP, deductions may be claimed in respect of capital cost allowance, reasonable administrative costs, interest and other expenses incurred by Liquor Stores LP for the purpose of earning income, subject to the relevant provisions of the Tax Act. The income or loss of Liquor Stores LP for a fiscal year will be allocated to the partners of Liquor Stores LP, including LSOT, on the basis of their respective share of that income or loss as provided in the partnership agreement for Liquor Stores LP, subject to the detailed rules in the Tax Act in that regard.

Generally, distributions to partners in excess of the income of Liquor Stores LP for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in Liquor Stores LP by the amount of such excess. If, as a result, LSOT's adjusted cost base at the end of a taxation year of its units in Liquor Stores LP would otherwise be a negative amount, LSOT will be deemed to realize a capital gain in such amount for that year, and LSOT's adjusted cost base at the beginning of the next taxation year of its units in Liquor Stores LP will be reset to zero. If Liquor Stores LP were to incur losses for tax purposes, LSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Taxation of Liquor Stores Unitholders: Residents of Canada. This portion of the summary is applicable to a Liquor Stores Unitholder who, for purposes of the Tax Act and at all relevant times, is resident in Canada.

A Liquor Stores Unitholder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of Liquor Stores Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Liquor Stores Unitholder in that year, whether that amount is received in cash, additional Liquor Stores Units or otherwise. The income of a Liquor Stores Unitholder from the Liquor Stores Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of Liquor Stores Fund for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Liquor Stores Unitholder.

The non-taxable portion of any net realized capital gains of Liquor Stores Fund that is paid or payable or deemed to be paid or payable to a Liquor Stores Unitholder in a taxation year will not be included in computing the Liquor Stores Unitholder's income for the year. Any other amount in excess of the net income of Liquor Stores Fund that is paid or payable or deemed to be paid or payable to a Liquor Stores Unitholder in a year will not generally be included in the Liquor Stores Unitholder's income for the year. However, where such an amount is paid or payable to a Liquor Stores Unitholder, other than as proceeds of disposition or deemed disposition of Liquor Stores Units or any part thereof, the adjusted cost base of the Liquor Stores Units held by the Liquor Stores Unitholder will be reduced by such amount (except to the extent that it represents the Liquor Stores Unitholder's share of the non-taxable portion of the net realized capital gains of Liquor Stores Fund for the year, the taxable portion of which was designated by Liquor Stores Fund in respect of the Liquor Stores Unitholder). Where reductions to a Liquor Stores Unitholder's adjusted cost base of Liquor Stores Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain recognized by the Liquor Stores Unitholder in the year and the Liquor Stores Unitholder's adjusted cost base of the Liquor Stores Units at the beginning of the next year will be reset to zero.

Provided that appropriate designations are made by Liquor Stores Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Liquor Stores Unitholder will effectively retain their character and be treated as such in the hands of the Liquor Stores Unitholder for the purposes of the Tax Act, and Liquor Stores Unitholders may be entitled to claim a foreign tax credit for foreign taxes paid by Liquor Stores Fund. To the extent that amounts are designated as having been paid to Liquor Stores Unitholders out of the net taxable capital gains of Liquor Stores Fund, such designated amounts will be deemed for tax purposes to be received by Liquor Stores Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Liquor Stores Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Liquor Stores Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Liquor Stores Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Liquor Stores Unitholders that are corporations, and an additional refundable 6 2/3% tax will be payable by Liquor Stores Unitholders that are Canadian-controlled private corporations in certain circumstances.

Upon the disposition or deemed disposition by a Liquor Stores Unitholder of a Liquor Stores Unit, whether on redemption or otherwise, the Liquor Stores Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Liquor Stores Unitholder's adjusted cost base of the Liquor Stores Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by Liquor Stores Fund that is otherwise required to be included in the Liquor Stores Unitholder's income (such as an amount designated as payable by Liquor Stores Fund to a redeeming Liquor Stores Unitholder out of capital gains or income of Liquor Stores Fund as described above).

For the purpose of determining the adjusted cost base to a Liquor Stores Unitholder of Liquor Stores Units, when a Liquor Stores Unit is acquired, the cost of the newly acquired Liquor Stores Unit will be averaged with the adjusted cost base of all of the Liquor Stores Units owned by the Liquor Stores Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Liquor Stores Unit to a Liquor Stores Unitholder will include all amounts paid by the Liquor Stores Unitholder for the Liquor Stores Unit, with certain adjustments. The cost to a Liquor Stores Unitholder of Liquor Stores Units received in lieu of a cash distribution of income of Liquor Stores Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Liquor Stores Units.

A redemption of Liquor Stores Units in consideration for cash, LSOT Notes or other securities distributed to the Liquor Stores Unitholder in satisfaction of the redemption price, as the case may be, will be a disposition of such Liquor Stores Units for proceeds of disposition equal to the aggregate of any cash and the fair market value of the LSOT Notes or other securities so distributed, as the case may be, less the portion of any income or capital gain realized by Liquor Stores Fund in connection with the redemption of those Liquor Stores Units that has been designated by Liquor Stores Fund as payable to the redeeming Liquor Stores Unitholder as described above. Where Liquor Stores Fund has designated such capital gain or income as payable to a redeeming Liquor Stores Unitholder, the Liquor Stores Unitholder will be required to include in income such income and the taxable portion of the capital gain so designated. Redeeming Liquor Stores Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are less than) the adjusted cost base of the Liquor Stores Units so redeemed and any reasonable costs of disposition. The adjusted cost base of the LSOT Notes or other securities transferred by Liquor Stores Fund to a Liquor Stores Unitholder upon an *in specie* redemption of Liquor Stores Units by that Liquor Stores Unitholder will generally be equal to the fair market value of such LSOT Notes or other securities at the time of transfer less any accrued but unpaid interest on such LSOT Notes or other securities at that time. The Liquor Stores Unitholder will thereafter be required to include in income interest on any such LSOT Notes or other securities in accordance with the provisions of the Tax Act. To the extent that the Liquor Stores Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of such LSOT Notes or other securities by the Liquor Stores Unitholder, an offsetting deduction will be available. Where a Liquor Stores Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Liquor Stores Unit, the Liquor Stores Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by Liquor Stores Fund to the Liquor Stores Unitholder except to the extent that a loss on a previous disposition of a Liquor Stores Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Liquor Stores Units.

Generally, one-half of any capital gain realized by a Liquor Stores Unitholder and the amount of any net taxable capital gains designated by Liquor Stores Fund in respect of a Liquor Stores Unitholder will be included in the Liquor Stores Unitholder's income as a taxable capital gain. One-half of any capital loss realized by a Liquor Stores Unitholder on a disposition or deemed disposition of Liquor Stores Units may generally be deducted only from taxable capital gains of the Liquor Stores Unitholder in accordance with the provisions of the Tax Act.

Where a Liquor Stores Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Liquor Stores Unit, the Liquor Stores Unitholder's capital loss from the disposition will generally be reduced by the amount of any dividends received by Liquor Stores Fund previously designated by Liquor Stores Fund to the Liquor Stores Unitholder, except to the extent that a loss on a previous disposition of a Liquor Stores Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Liquor Stores Units.

A Liquor Stores Unitholder that throughout the relevant taxation year is a "Canadian controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. In general terms, net income of Liquor Stores Fund, paid or payable or deemed to be paid or payable to a Liquor Stores Unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Liquor Stores Units may increase the Liquor Stores Unitholder's liability for minimum tax.

Taxation of Liquor Stores Unitholders: Non-Residents of Canada. This portion of the summary is applicable to a Liquor Stores Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, and will not use or hold or be deemed to use or hold the Liquor Stores Units in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "**Non-Resident Holder**").

Where Liquor Stores Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Liquor Stores Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by Liquor Stores Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention. For example, a Non-Resident Holder who qualifies as a resident of the United States under the Canada United States Income Tax Convention (the "**Convention**") will generally be subject to 15% Canadian non-resident withholding tax.

A disposition or deemed disposition of a Liquor Stores Unit by a Non-Resident Holder, whether on redemption, by virtue of capital distributions in excess of a Non-Resident Holder's adjusted cost base or otherwise, will not give rise to a capital gain which is subject to tax under the Tax Act unless the Liquor Stores Units constitute "taxable Canadian property". Liquor Stores Units of a Non-Resident Holder will not generally constitute "taxable Canadian property" under the Tax Act unless: (i) at any time during the period of sixty months immediately preceding the disposition of Liquor Stores Units by such Non-Resident Holder, not less than 25% of the issued Liquor Stores Units were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length or by any combination thereof; (ii) Liquor Stores Fund ceases to qualify as a mutual fund trust; or (iii) the Non-Resident Holder's Liquor Stores Units are otherwise deemed to be taxable Canadian property. A Non-Resident Holder will generally compute the adjusted cost base of a Liquor Stores Unit pursuant to the same rules as apply to residents of Canada.

Tax Exempt Liquor Stores Unitholders – Qualified Investments. Provided Liquor Stores Fund is a mutual fund trust within the meaning of the Tax Act, Liquor Stores Units will be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, and registered education savings plans ("**Exempt Plans**") subject to the specific provisions of any particular plan. If Liquor Stores Fund ceases to qualify as a mutual fund trust under the Tax Act, the Liquor Stores Units will not be qualified investments under the Tax Act for Exempt Plans. LSOT Notes or other securities received as a result of a redemption *in specie* of Liquor Stores Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Liquor Stores Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Liquor Stores Units.

2006 Proposed Tax Changes.

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "**2006 Proposed Tax Changes**"). On December 21, 2006 the

Federal Minister of Finance released draft legislation to implement the 2006 Proposed Tax Changes pursuant to which, commencing January 1, 2011 (provided Liquor Stores Fund only experiences "normal growth" and no "undue expansion" before then) certain distributions from Liquor Stores Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Liquor Stores Fund level. On March 27, 2007 a Notice of Ways and Means Motion was tabled to enact the 2006 Proposed Tax Changes. Assuming the 2006 Proposed Tax Changes are ultimately enacted in their present form, the implementation of such legislation would be expected to result in adverse tax consequences to Liquor Stores Fund and certain Liquor Stores Unitholders (including most particularly Liquor Stores Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from Liquor Stores Fund.

The 2006 Proposed Tax Changes provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to Liquor Stores Fund of that transitional period. As a result, the adverse tax consequences resulting from the 2006 Proposed Tax Changes could be realized sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a SIFT's market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). These guidelines have been incorporated into the March 27, 2006 Notice of Ways and Means Motion discussed above. Those safe harbour limits are the greater of $50 million or 40% of the market capitalization benchmark for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative (other than the $50 million annual limit), so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Liquor Stores Fund's market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Liquor Stores Units, was approximately $227 million, which means Liquor Stores Fund's "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $90 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $45 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006, which was approximately $8 million).

The issuance of Liquor Stores Units in excess of approximately $98 million pursuant to the Offer would result in Liquor Stores Fund exceeding its safe harbour limit if the exceptions from the safe harbour limits do not apply. Liquor Stores Fund is of the view, based in part on informal discussions with an official of the Department of Finance, that the proposed Offer and Merger should not be viewed by the Department of Finance as undue expansion for purposes of the 2006 Proposed Tax Changes. The Department of Finance is not currently willing to issue written comfort to taxpayers with regard to individual circumstances and counsel can provide no assurance that the issuance of the Liquor Stores Units would not be regarded as undue expansion with the result that the CRA could take steps to have the 2006 Proposed Tax Changes apply to Liquor Stores Fund and holders of Liquor Stores Units immediately. In that event, Liquor Stores Fund would become subject to trust level tax on certain income earned and distributed by Liquor Stores Fund and certain distributions by Liquor Stores Fund would be treated as dividends, all with immediate effect.

It is not known at this time when the 2006 Proposed Tax Changes will be enacted by Parliament, if at all, or whether the 2006 Proposed Tax Changes will be enacted in the form currently proposed or new proposals will be proposed or enacted.

19. **Documents Incorporated by Reference**

The following documents of the Offeror filed with the Canadian Securities Regulatory Authorities are specifically incorporated by reference into and form an integral part of this Circular:

(a) the annual information form of the Offeror dated March 30, 2007 (the "**Offeror's AIF**");

(b) the comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of the Offeror;

(c) management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2006; and

(d) the management information circular of the Offeror dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Unitholders held on May 12, 2006.

Any material change reports (except confidential material change reports), financial statements, management's discussion and analysis, business acquisition reports and information circulars filed by the Offeror after the date of the Offer and this Circular and before the Expiry Time are deemed to be incorporated by reference in this Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

Liquor Stores Fund's web site is located at www.liquorstoresincomefund.ca. The contents thereof are expressly not incorporated by reference into the Offer and Circular.

20. **Acceptance of Offer**

Except for the Liquor Barn Supporting Securityholders who have entered into the Securityholder Support Agreements, neither the Offeror nor Liquor Stores GP has any knowledge regarding whether any Liquor Barn Unitholders will accept the Offer.

The Liquor Barn Supporting Securityholders, companies owned by Mr. Terry Nyquvest and members of his family (referred to as the "Spirits Liquor Mart Group"), have entered into the Securityholder Support Agreements with Liquor Stores Fund. The Liquor Barn Supporting Securityholders were the second largest founding vendor group of Liquor Barn Fund, having contributed 17 of the 58 retail liquor stores purchased by Liquor Barn Fund on completion of its initial public offering. Pursuant to the Securityholder Support Agreements they have, among other things, agreed to deposit under the Offer or the Merger Transaction any Liquor Barn Units they own or control, to vote all Liquor Barn Exchangeable LP Units, Liquor Barn Subordinated LP Units, Liquor Barn Special Voting Units and Liquor Barn Units they own or control in favour of any resolutions relating to the Offer and Merger, including the Special Resolution, and, effective on completion of the Offer and Merger, to appoint Liquor Stores Fund as voting trustee of the Liquor Barn Supporting Securityholders to exercise all voting rights attached to the Liquor Barn Supporting Securityholders' Liquor Barn Fund and Liquor Barn Partnership securities. The Liquor Barn Supporting Securityholders hold an aggregate of 808,942 Liquor Barn Special Voting Units, representing 5.8% of the currently outstanding Liquor Barn Voting Units (after giving effect to the Liquor Barn $8.40 Offering). These Liquor Barn Special Voting Units are associated with the 404,471 Liquor Barn Exchangeable LP Units and 404,471 Liquor Barn Subordinated LP Units owned by the Liquor Barn Supporting Securityholders. The Liquor Barn Supporting Securityholders will be released from their obligations under the Securityholder Support Agreements if a transaction involving Liquor Barn Fund is proposed by another party prior to the completion of the Offer pursuant to which Liquor Barn Unitholders will receive a consideration per Liquor Barn Unit that is greater in value than the consideration under the Offer and Merger Transaction (a "superior transaction") unless Liquor Stores Fund amends the Offer or proceeds with another transaction that provides for a consideration per Liquor Barn Unit that is at least equal in value to the consideration provided for under the superior transaction.

See Section 5 of this Circular, "Expected Benefits of and Reasons to Accept the Offer – Offer and Merger Transaction has the Endorsement and Support of Liquor Barn's Second Largest Founding Unitholder Group".

21. Legal Matters and Legal Proceedings

Certain legal matters relating to the Offer and Merger Transaction (including the issuance of Liquor Stores Units offered under the Offer) will be passed upon on behalf of the Offeror by Burnet, Duckworth & Palmer LLP.

22. Interests of Experts

As at the date hereof, to the knowledge of the Offeror's Trustees, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially own, directly or indirectly, less than 1% of the outstanding Liquor Stores Units.

23. Depositary and Information Agent

CIBC Mellon Trust Company has been retained as the Depositary, and Georgeson has been retained as the Information Agent, for the Offer. The Depositary and Information Agent may contact Liquor Barn Unitholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Liquor Barn Units.

The Depositary and the Information Agent will each receive reasonable and customary compensation from the Offeror for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Except as expressly set forth in this Offer and Circular, no broker, dealer, bank or trust company shall be deemed to be an agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offer.

24. Financial Advisor and Soliciting Dealer Group

The Offeror has engaged the services of RBC Capital Markets to act as financial advisor and Dealer Manager in connection with the Offer, in the latter case to solicit acceptances of the Offer. The Dealer Manager intends to form a Soliciting Dealer Group comprised of members of the Investment Dealers Association of Canada and members of the TSX and the TSX Venture Exchange to solicit acceptances of the Offer from persons who are resident in Canada. Each member of the Soliciting Dealer Group, including the Dealer Manager, is referred to herein as a "Soliciting Dealer". The Dealer Manager will be reimbursed by the Offeror for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has agreed to pay to each Soliciting Dealer a fee of $0.10 for each Liquor Barn Unit deposited through such Soliciting Dealer and taken up by the Offeror under the Offer or acquired pursuant to the Merger, based on, among other things, CDS Participant certificates, actual deposits and the CDS participant list as at the Expiry Date. The aggregate amount payable with respect to any single beneficial holder of Liquor Barn Units will not be less than $100 nor more than $1,500, provided that no fee will be payable in respect of deposits of less than 400 Liquor Barn Units per beneficial holder. Where Liquor Barn Units deposited are beneficially owned by more than one Person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offeror may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror, acting reasonably, before payment of such solicitation fees. No fee will be payable in respect of the deposit of Liquor Barn Units by the Liquor Barn Supporting Securityholders.

25. Auditors, Transfer Agent and Registrar

The auditors of the Offeror are PricewaterhouseCoopers LLP, Chartered Accountants, Edmonton, Alberta.

The transfer agent and registrar for the Liquor Stores Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

26. **Expenses of the Offer**

The Offeror estimates that the fees and expenses in connection with the Offer (including filing fees, accounting fees, legal fees, fees payable to its financial advisor, fees payable to the Soliciting Dealer Group, printing, mailing and miscellaneous costs, and including any fees or expenses in connection with the Merger Transaction) will be approximately $2.6 million. In addition, it is expected that Liquor Barn Fund would also incur expenses in connection with the Offer (including legal fees, fees payable to its financial advisors, printing, mailing and other costs), which indirectly the Offeror would bear if the Offer is successful.

27. **Other Matters Relating to the Offer**

No fee or commission will be payable by Liquor Barn Unitholders to the Offeror for the deposit of Liquor Barn Units under the Offer. However, an Offer Electing Liquor Barn Unitholder's broker or other nominee may charge a fee or commission in connection with the Offer. Liquor Barn Unitholders should contact their broker or other nominee for information on any such fees and commissions that are payable.

28. **Offerees' Statutory Rights**

Securities legislation in certain of the provinces and territories of Canada provides Liquor Barn Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the Liquor Barn Unitholders. However, such rights must be exercised within prescribed time limits. Liquor Barn Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Liquor Barn Unitholder. Liquor Barn Unitholders should accordingly also contact their broker or other nominee for assistance as required.

AUDITORS' CONSENT

We have read the Circular dated April 10, 2007 relating to the offer by Liquor Stores Income Fund to purchase all of the trust units of Liquor Barn Income Fund.

We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the incorporation by reference in the above-mentioned Circular of our report to the unitholders of Liquor Stores Income Fund on the consolidated balance sheets of Liquor Stores Income Fund as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for each of the years ended December 31, 2006 and 2005. Our report is dated March 7, 2007.

Edmonton, Alberta
April 10, 2007

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

CONSENT OF COUNSEL

To: The Board of Trustees of the Offeror

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated April 10, 2007 made by the Offeror to the holders of Liquor Barn Units.

Calgary, Alberta
April 10, 2007

(signed) "Burnet, Duckworth & Palmer LLP"

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Liquor Barn Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Liquor Stores GP Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or market price of the Liquor Barn Units subject to the Offer or the Liquor Stores Units.

DATED: April 10, 2007

LIQUOR STORES INCOME FUND
By its attorney Liquor Stores GP Inc.

Per: (signed) Irv Kipnes
Chief Executive Officer

Per: (signed) Patrick deGrace
Vice-President, Finance and
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF LIQUOR STORES GP INC.

Per: (signed) Henry Bereznicki
Director

Per: (signed) David B. Margolus, Q.C.
Director

ON BEHALF OF THE PROMOTERS

THE LIQUOR DEPOT CORPORATION

Per: (signed) Irv Kipnes
Managing Director and Chief Executive Officer

LIQUOR WORLD GROUP INC.

Per: (signed) Henry Bereznicki
President and Chief Executive Officer

SCHEDULE "A"
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

INDEX

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of Liquor Stores Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Liquor Stores Income Fund ("Liquor Stores Fund" or "the Fund") as at December 31, 2006 and the unaudited pro forma consolidated statement of earnings for the year then ended, and have performed the following procedures.

1. Compared the figures in the columns captioned "Liquor Stores Fund" to the audited consolidated financial statements of the Fund for the year ended December 31, 2006, and found them to be in agreement.

2. Compared the figures in the columns captioned "Liquor Barn Fund" to the audited consolidated financial statements of Liquor Barn Income Fund as at December 31, 2006 and for the period from April 3, 2006 to December 31, 2006 as filed on SEDAR, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Alberta Securities Commission.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with the requirements of the Alberta Securities Commission.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Liquor Stores Fund" and "Liquor Barn Fund" as at December 31, 2006 and for the year then ended, and found the amounts in the column captioned "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Edmonton, Alberta
April 10, 2007

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

LIQUOR STORES INCOME FUND
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2006
(in thousands of dollars)

	Liquor Stores Fund 2006	Liquor Barn Fund 2006	Pro forma Adjustments (note 4)		Pro forma Consolidated
Assets					
Current assets					
Cash	3,397	567	2,149	(a)	6,113
Accounts receivable	1,525	924			2,449
Inventory	49,702	19,752			69,454
Prepaid expenses and deposits	1,159	577			1,736
	55,783	21,820	2,149		79,752
Other assets	–	748			748
Pre-opening costs	819				819
Deposits on future acquisitions	1,633				1,633
Property and equipment	23,040	12,200			35,240
Future income taxes	62				62
Intangible assets	806	2,190			2,996
Goodwill	104,954	83,455	(83,455)	(d)	104,954
Unallocated purchase price			118,759	(d)	118,759
	187,097	120,413	37,453		344,963
Liabilities					
Current liabilities					
Bank indebtedness	5,455		6,910	(c)	12,365
Accounts payable and accrued liabilities	5,365	3,559			8,924
Due to Vendors	–	3,420			3,420
Distributions payable to unitholders	1,194	518			1,712
Distributions payable to non-controlling interest	881	384			1,265
	12,895	7,881	6,910		27,686
Long-term debt	–	24,170			24,170
Non-controlling interest	33,496	17,867	(17,867)	(b)	33,496
	46,391	49,918	(10,957)		85,352
Unitholders' Equity					
Fund Units	139,709	72,507	46,398	(a),(b), (c)	258,614
Contributed surplus	–	18	(18)	(b),(c)	
Cumulative undistributed earnings (deficit)	997	(2,030)	2,030	(d)	997
	140,706	70,495	48,410		259,611
	187,097	120,413	37,453		344,963

LIQUOR STORES INCOME FUND
PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006
(in thousands of dollars except per unit amounts)

	12 months ended December 31, 2006 Liquor Stores Fund	For the period April 3, 2006 to December 31, 2006 Liquor Barn Fund	Pro forma Adjustments (note 5)		Pro forma Consolidated
Sales	221,997	98,038			320,035
Cost of sales, operating, administrative, acquisition and store development	202,498	92,951			295,449
Operating earnings before amortization	19,499	5,087			24,586
Amortization					
Amortization of property and equipment	1,950	1,699			3,649
Amortization of intangible assets	141	425			566
Amortization of pre-opening costs	325				325
	2,416	2,124			4,540
Earnings before interest and non-controlling interest	17,083	2,963			20,046
Interest expense					
Interest on bank indebtedness	(825)		(261)	(a)	(1,086)
Interest on long-term debt	(280)	(711)			(991)
	(1,105)	(711)	(261)		(2,077)
Earnings before non-controlling interest	15,978	2,252	(261)		17,969
Non-controlling interest	(4,463)	(448)	858	(a), (b)	(4,053)
Net earnings for the period	11,515	1,804	597		13,916
Net earnings per unit - basic (note 6)	1.35	0.23			1.17
Net earnings per unit - diluted (note 6)	1.32	0.23			1.17

Liquor Stores Income Fund
Notes to Pro Forma Consolidated Financial Statements
December 31, 2006
(in thousands of dollars except per unit amounts)

Description of offer to Liquor Barn Income Fund ("Liquor Barn Fund")

On April 10, 2007, Liquor Stores Income Fund ("Liquor Stores Fund") announced a proposed business combination with Liquor Barn Fund whereby Liquor Stores Fund offers to acquire all of the issued and outstanding trust units of Liquor Barn Fund, at an exchange ratio of 0.53 of a Liquor Stores Fund trust unit for each Liquor Barn Fund trust unit. The accompanying pro forma consolidated financial statements have been compiled for the purposes of inclusion in an offer and takeover bid circular dated April 10, 2007 (collectively "Circular"), issued by Liquor Stores Fund in connection with this proposed business combination.

The value assigned in these pro forma financial statements to the Liquor Stores Fund trust units to be issued is based on the Liquor Stores Fund trust unit value of $21.58, representing the average closing unit price of Liquor Stores Fund for the three days before April 10, 2007, being the date of the announcement of Liquor Stores Fund's proposed business combination with Liquor Barn Fund.

Liquor Stores Fund has prepared these pro forma financial statements in part based upon publicly available information on Liquor Barn Fund. Additional information exists that is not publicly available that could have an impact on these pro forma financial statements and determination of the purchase price allocation. The final allocation of the purchase price and fair value of Liquor Barn Fund's assets and liabilities is subject to completion of valuations, which would be carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

1. Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings of Liquor Stores Fund have been prepared in accordance with Canadian Securities requirements. The accompanying pro forma consolidated financial statements give effect to the acquisition of Liquor Barn Fund.

The pro forma consolidated balance sheet has been prepared from information derived from the audited consolidated financial statements of Liquor Stores Fund and Liquor Barn Fund as at December 31, 2006. The pro forma consolidated statement of earnings for the year ended December 31, 2006 has been derived from the audited consolidated financial statements of Liquor Stores Fund for the year ended December 31, 2006 and the audited consolidated financial statements of Liquor Barn Fund for the period April 3, 2006 to December 31, 2006.

The pro forma consolidated financial statements do not reflect any synergies that might arise from the acquisition by Liquor Stores Fund of Liquor Barn Fund nor do they include any restructuring or integration costs that may be incurred by Liquor Stores Fund. Certain of the accounting policies adopted by Liquor Stores Fund and Liquor Barn Fund may be inconsistent. The pro forma consolidated balance sheet and the statement of earnings have not been adjusted to reflect any such differences in accounting policies.

The pro forma consolidated financial statements may not be indicative of the financial position or the results of operations that would have occurred if the transaction had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Liquor Stores Fund for the year ended December 31, 2006 incorporated by reference in the Circular and Liquor Barn Fund for the period April 3, 2006 to December 31, 2006.

2. Available and unavailable financial information

Liquor Barn Fund was formed on April 3, 2006; as a consequence the publicly available financial information for periods prior to April 3, 2006 is limited to the disclosure in its prospectus dated May 5, 2006.

(in thousands of dollars except per unit amounts)

Subsequent to December 31, 2006, Liquor Barn Fund entered the transactions discussed in note 7 below. Publicly available information in respect of these transactions is insufficient to permit adjustment in these pro forma financial statements.

Based on the publicly filed documentation in connection with Liquor Barn Fund's credit facility, the completion of the business combination would constitute an event of default and entitle the lender to require repayment of the credit facility. Liquor Stores Fund has sufficient availability under its $61.5 million credit facility to repay the approximately $24.6 million outstanding under Liquor Barn Fund's credit facility as at April 2, 2007 in such event. No adjustment has been made in these pro forma financial statements for the potential repayment required under the Liquor Barn Fund credit facility.

3. Liquor Stores Fund

The accompanying pro forma consolidated financial statements of Liquor Stores Fund have been prepared to reflect the acquisition by Liquor Stores Fund of all of the issued and outstanding trust units of Liquor Barn Fund for $123,666 including transaction costs and the issuance of 5,411,218 trust units of Liquor Stores Fund with an assigned value of $116,756. The transaction costs, estimated to be $6,910, will be financed by additional borrowings under Liquor Stores Fund's credit facility.

4. Pro forma consolidated balance sheet of Liquor Stores Fund

The pro forma consolidated balance sheet of Liquor Stores Fund as at December 31, 2006 is based on the consolidated balance sheets of Liquor Stores Fund and Liquor Barn Fund as at December 31, 2006, and has been prepared as if the following transactions had been completed on December 31, 2006:

a) To give effect to proceeds deemed to be received by Liquor Barn Fund on the assumed exercise of outstanding unit options and deposit of such units to the offer.

b) The assumed exchange of the exchangeable and subordinated Liquor Barn Limited Partnership units for Liquor Barn Fund trust units and the deposit of such trust units to the offer.

c) The proposed acquisition by Liquor Stores Fund of Liquor Barn Fund for $123,666 including transaction costs, funded by Liquor Stores Fund's existing credit facilities, in the amount of $6,910 and the issuance of 5,411,218 trust units with an assigned value of $116,756.

The value assigned in these pro forma financial statements to the Liquor Stores Fund trust units to be issued is based on the Liquor Stores Fund trust unit value of $21.58, representing the average closing unit price of Liquor Stores Fund for the three days before the announcement of the proposed business combination.

d) The acquisition by Liquor Stores Fund of Liquor Barn Fund will be accounted for by the purchase method. The purchase price allocation has not been determined. The excess of the purchase price paid by Liquor Stores Fund over the underlying carrying value of the Liquor Barn Fund net assets is as follows:

	$
Estimated acquisition costs	6,910
Issue of Liquor Stores Fund trust units (5,411,218 trust units)	116,756
Total cost of acquisition	123,666
Liquor Barn Fund net assets acquired	4,907
Estimated unallocated purchase price	118,759

(in thousands of dollars except per unit amounts)

5. Pro forma consolidated statement of earnings of Liquor Stores Fund

The pro forma consolidated statement of earnings of Liquor Stores Fund for the year ended December 31, 2006 is based on the consolidated statement of earnings of Liquor Stores Fund for the year ended December 31, 2006 as if the transactions referred to in note 4 had occurred on January 1, 2006 and that the results of Liquor Barn Fund (for the period April 3, 2006, with commencement of active operations on May 17, 2006, to December 31, 2006) had been consolidated for the year ended December 31, 2006, and reflect the following adjustments:

a) Additional interest expense in the amount of $261 relates to the transaction costs of $6,910.

b) To adjust the non-controlling interest charge in respect of the transactions described in note 4 including a reduction in non-controlling interest of $59 in respect of the additional interest charge of $261.

6. Pro forma net earnings per unit

Basic pro forma net earnings per unit for the Liquor Stores Fund for the year ended December 31, 2006 has been calculated using the weighted average number of units outstanding of 11,933,989 which assumes that the 5,411,218 units issued as consideration for the acquisition of Liquor Barn Fund were issued May 17, 2006, the date of Liquor Barn Fund's initial public offering and commencement of active business operations.

Diluted pro forma net earnings per unit for the Liquor Stores Fund includes the effect of the conversion of Liquor Stores Fund's exchangeable and subordinated limited partnership units.

7. Subsequent events related to Liquor Barn Fund

The following subsequent events are not recorded in the December 31, 2006 Liquor Barn Fund financial statements, and have not been reflected in these pro forma financial statements.

a) Subsequent to December 31, 2006, Liquor Barn Fund completed acquisitions of four retail liquor store businesses in British Columbia and one retail liquor store business in Alberta. The aggregate purchase price (including inventory) for two of the British Columbia acquisitions was approximately $6,900 and was paid in cash from existing credit facilities. Financial information concerning the other two British Columbia acquisitions and the Alberta acquisition is not publicly available.

b) On January 4, 2007, Liquor Barn Fund closed a private placement of $15,700 aggregate principal amount of 8% convertible unsecured subordinated debentures (the "Debentures") maturing December 31, 2011. The Debentures are convertible into units of Liquor Barn Fund at the option of the holder at a conversion price of $8.60 per unit. Interest on the Debentures will be paid semi-annually on June 30 and December 31 of each year, commencing on June 30, 2007. An additional 967,558 Liquor Stores Fund trust units will be issued if the Debentures are converted and deposited to the offer.

c) On March 20, 2007, Liquor Barn Fund agreed to issue 3,980,000 trust units at $8.40 per trust unit for estimated net proceeds of $31,580. An additional 2,109,400 Liquor Stores Fund trust units will be issued if these Liquor Barn Fund trust units are deposited to the offer.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number:
1-866-656-4120

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2W7

Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

Liquor Barn Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" on page 9. Additional copies of the Offer and Circular may be obtained without charge on request from the Depositary.

Letter of Acceptance and Transmittal

*The terms, conditions and definitions used in the Offer and Circular of Liquor Stores Income Fund dated April 10, 2007 (the "**Offer and Circular**") are incorporated by reference in this Letter of Acceptance and Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular.*

LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer of

LIQUOR STORES INCOME FUND

to acquire all of the issued and outstanding trust units of

LIQUOR BARN INCOME FUND

and the related Merger Transaction

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 10:00 P.M. (EDMONTON TIME) ON MAY 17, 2007 (AS IT MAY BE EXTENDED, THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED.

This Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must be completed by CDS & Co., as nominee for The Canadian Depository for Securities Limited (collectively, "**CDS**"), pursuant to the Offer and Merger Transaction.

TO: **LIQUOR STORES INCOME FUND**
AND TO: **CIBC MELLON TRUST COMPANY, as depositary (the "Depositary")**

CDS hereby acknowledges and confirms that:

1. The number of Offer Elected Liquor Barn Units is ____________________________; and

2. The number of Merger Elected Liquor Barn Units is ____________________________.

Upon the terms and conditions contained in the Offer, CDS hereby deposits, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to all Offer Elected Liquor Barn Units, as currently held in the CDSX book-entry system maintained by CDS.

Upon the terms and conditions contained in the Offer in respect of the Merger Transaction, CDS hereby deposits, and accepts the Offer, with respect to all Merger Elected Liquor Barn Units, as currently held in the CDSX book-entry system maintained by CDS. Such Merger Elected Liquor Barn Units are hereby instructed to be, and shall be, without further action on the part of CDS or the Merger Electing Liquor Barn Unitholders, subsequently withdrawn from the Offer, effective 9:00 p.m. (Edmonton time) on the Expiry Date. Such withdrawal shall not in any way affect or diminish the power of attorney specified below in Part A that is effective from and after 5:00 p.m. (Edmonton time) on the Expiry Date and granted by CDS, on behalf of the beneficial owners of the Merger Elected Liquor Barn Units, with respect to such Merger Elected Liquor Barn Units.

The undersigned, on behalf of Non-Electing Liquor Barn Unitholders, acknowledges that if the Special Resolution is approved by Electing Liquor Barn Unitholders and if the Merger is completed, Non-Electing Liquor Barn Unitholders will receive Liquor Stores Units on the Merger as if they had made a Merger Election.

PART A

The undersigned, on behalf of the beneficial owners of the Elected Liquor Barn Units:

1. acknowledges receipt of the Offer and Circular;

2. acknowledges the terms and conditions of the Offer and the Merger Transaction set forth in the Offer and Circular;

3. acknowledges that if for any reason an Offer Election or Merger Election is not made with respect to Liquor Barn Units tendered to the Offer, such Liquor Barn Units will be deemed to be Merger Elected Liquor Barn Units;

4. approves, and irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Elected Liquor Barn Units, effective from and after 5:00 p.m. (Edmonton time) on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

   (a) regarding the Merger Transaction, and any ancillary matters in connection therewith including, without limitation, to approve and execute, on behalf of Liquor Barn Fund, the Merger Agreement in connection with the Merger Transaction;

   (b) regarding the amendment to the Liquor Barn Declaration of Trust to provide for, in connection with the Merger, following the transfer of all of the assets and liabilities of Liquor Barn Fund to the Offeror in exchange for Liquor Stores Units and Liquor Stores Special Voting Units, the retention or reacquisition of one Liquor Barn Unit by Liquor Stores Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding Liquor Barn Units and Liquor Barn Special Voting Units and the distribution of such Liquor Stores Units and Liquor Stores Special Voting Units to Liquor Barn Unitholders on the basis of 0.53 of a Liquor Stores Unit for each Liquor Barn Unit and to the Liquor Barn Special Voting Unitholders on the basis of 0.53 of a Liquor Stores Special Voting Unit for each Liquor Barn Special Voting Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Liquor Stores Units received by the Offeror itself) in full and final satisfaction of such Liquor Barn Voting Unitholders' rights, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

   (c) regarding the amendment of the Liquor Barn Declaration of Trust to thereafter permit Liquor Stores Fund, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the Liquor Barn Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Liquor Stores Fund, and authorizing Liquor Stores Fund to execute such amendment to the Liquor Barn Declaration of Trust in connection therewith;

   (d) directing that the Liquor Barn Trustees and all directors and officers of Liquor Barn Fund and its subsidiaries cooperate in all respects with the Offeror and Liquor Stores GP; and

   (e) authorizing any trustee of Liquor Stores Fund, any officer or director of Liquor Stores GP and any other Persons designated by Liquor Stores Fund in writing, to execute and deliver all documents and do all acts or things, on behalf of Liquor Barn Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions being substantially as set forth, and such Merger Agreement being on substantially the terms described, in Section 16 of the Circular;

5. by virtue of the execution of this Letter of Acceptance and Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Elected Liquor Barn Units (and any Other Property) and accompanying documents deposited pursuant to the Offer and/or the Merger Transaction and any withdrawals of deposits or of elections, will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Elected Liquor Barn Units (and any Other Property) which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Elected Liquor Barn Units and accompanying documents (and any Other Property), (iii) there shall be no duty or obligation on the part of the Offeror, the Depositary, the Dealer Manager, the Information Agent (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defect or irregularity in any deposit or withdrawal and no liability shall be incurred by any of them for failure to give such notice, and (iv) the Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Merger Transaction and of this Letter of Acceptance and Transmittal shall be final and binding;

6. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the beneficial owners of the Elected Liquor Barn Units herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the beneficial owners of the Elected Liquor Barn Units, and that all obligations of the undersigned and of the beneficial owners of the Elected Liquor Barn Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the beneficial owners of the Elected Liquor Barn Units; and

7. covenants to execute, upon request, any additional documents and other assurances as may be necessary or desirable in connection with the foregoing and the Merger Agreement.

PART B

In addition, the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units:

1. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Offer Elected Liquor Barn Units, including any Rights and any and all rights and benefits arising from the Offer Elected Liquor Barn Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Offer Elected Liquor Barn Units, or any of them, on or after April 10, 2007, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from and after 10:00 p.m. (Edmonton time) (the "**Effective Time**") on May 17, 2007 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer" (the "**Expiry Date**"), unless the Offer is withdrawn by the Offeror. For the purposes of this Letter of Acceptance and Transmittal, "**Permitted Distributions**" means monthly distributions to holders of Liquor Barn Units ("**Liquor Barn Unitholders**") made in conformity and consistency in all respects with Liquor Barn Fund's monthly distribution policies in effect as at April 10, 2007 and having a record date for determination of Liquor Barn Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.0646 per Liquor Barn Unit per such distribution per month (but which may be less than such amount);

2. represents and warrants that (i) the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units, has full power and authority to deposit, sell, assign and transfer the Offer Elected Liquor Barn Units (and any Other Property), (ii) the undersigned, on behalf of the beneficial owners of the Offer Elected Liquor Barn Units, owns the Offer Elected Liquor Barn Units (and any Other Property) being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of

others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Offer Elected Liquor Barn Units (or any such Other Property) to any other Person, (iii) the deposit of such Offer Elected Liquor Barn Units (and any Other Property) complies with Securities Laws, and (iv) if and when such Offer Elected Liquor Barn Units (and any Other Property) are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever;

3. directs the Offeror and the Depositary, upon the Offeror taking up and paying for the Offer Elected Liquor Barn Units, to issue a certificate for the trust units of the Offeror to be issued under the Offer for the Offer Elected Liquor Barn Units, registered in the name of CDS & Co., against transfer of the securities ledger position for the Offer Elected Liquor Barn Units in the CDSX book-entry system maintained by CDS to a ledger account maintained on behalf of the Offeror by RBC Dominion Securities Inc. or other CDS Participant, as specified by the Offeror in writing;

4. waives any right to receive notice of purchase of the Offer Elected Liquor Barn Units;

5. irrevocably constitutes and appoints Liquor Stores Fund, and any other Persons designated by Liquor Stores Fund in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned with respect to the Offer Elected Liquor Barn Units (and any Other Property) deposited herewith and taken up by the Offeror, effective from and after the Effective Time, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Offer Elected Liquor Barn Units (such power of attorney being deemed to be an irrevocable power coupled with an interest):

   (a) to register or record the transfer and/or cancellation of such Offer Elected Liquor Barn Units (and any Other Property) on the appropriate registers (as applicable);

   (b) to exercise any and all rights in respect of such Offer Elected Liquor Barn Units (and any Other Property), including, without limitation, to vote any or all such Offer Elected Liquor Barn Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Liquor Stores Fund in respect of any or all such Offer Elected Liquor Barn Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any Person or Persons as the proxy of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Offer Elected Liquor Barn Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of Liquor Barn Unitholders;

   (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the beneficial owners of such Offer Elected Liquor Barn Units, in respect of such Other Property for all purposes; and

   (d) to exercise any other rights of a holder of such Offer Elected Liquor Barn Units (and any Other Property);

6. agrees, effective on and after the Effective Time, not (without Liquor Stores Fund's prior express written consent) to vote any of the Offer Elected Liquor Barn Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider the Merger Transaction) of Liquor Barn Unitholders, and not (without Liquor Stores Fund's prior express written consent) to exercise any of the other rights or privileges attached to the Offer Elected Liquor Barn Units (or any Other Property), and agrees to execute and deliver to Liquor Stores Fund

any and all instruments of proxy, authorizations or consents in respect of the Offer Elected Liquor Barn Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Liquor Stores Fund as the proxy of the holder of the Offer Elected Liquor Barn Units (and any Other Property) and acknowledges that upon such appointment, except as set forth herein, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Offer Elected Liquor Barn Units (and any Other Property) with respect thereto shall be revoked, and (without Liquor Stores Fund's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto;

7. agrees that if, on or after April 10, 2007, Liquor Barn Fund should declare or pay any distribution (other than Permitted Distributions) on the Liquor Barn Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any Liquor Barn Unit that are payable or distributable to Liquor Barn Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the Liquor Barn Units tendered to the Offer to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to the Offer Elected Liquor Barn Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such Liquor Barn Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing Liquor Barn Unitholder, then, if the Offeror takes up and pays for such Offer Elected Liquor Barn Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such Liquor Barn Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing Liquor Barn Unitholder; and

8. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable in connection with the foregoing or the Offer in order to complete the sale, assignment and transfer of the Offer Elected Liquor Barn Units (and any Other Property) to the Offeror.

CDS & CO.

By: ______________________________

Authorized Signing Officer

Dated: ______________, 2007

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Liquor Stores Income Fund concurrently with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Liquor Stores Income Fund shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of April 10, 2007.

LIQUOR STORES INCOME FUND
By: Liquor Stores GP Inc., its administrator

By: ______________________
Name: Irv Kipnes
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Newspaper advertisement
2.1	Annual Information Form of Liquor Stores Income Fund dated March 30, 2007
2.2	Comparative financial statements, together with the accompanying report of the auditors, for the year ended December 31, 2006 of Liquor Stores Income Fund
2.3	Management's Discussion and Analysis of Financial Condition and Results of Operations of Liquor Stores Income Fund for the fiscal year ended December 31, 2006
2.4	Management Information Circular of Liquor Stores Income Fund dated April 13, 2006 prepared in connection with the annual and special meeting of Liquor Stores Income Fund Unitholders held on May 12, 2006

EXHIBIT 1.1

LIQUOR BARN INCOME FUND UNITHOLDERS

*This is an announcement only and is neither an offer to purchase nor a solicitation of an offer to sell trust units of Liquor Barn Income Fund. The Offer (as defined below) is made solely by the Offer and Circular of Liquor Stores Income Fund dated April 10, 2007 and the Letter of Acceptance and Transmittal for use in connection with the Offer (collectively, the "**Offer Documents**") filed today with the securities regulatory authorities in each of the provinces and territories of Canada and which should be made available the following business day by such authorities through the Internet at www.sedar.com. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, holders of Liquor Barn Units (as defined below) in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Liquor Stores Income Fund or its agents may, in the sole discretion of Liquor Stores Income Fund, take such action as Liquor Stores Income Fund may deem necessary to extend the Offer to holders of Liquor Barn Units in such jurisdiction.*

LIQUOR STORES INCOME FUND

OFFER TO PURCHASE

all of the outstanding trust units of

LIQUOR BARN INCOME FUND

on the basis of 0.53 of a trust unit of Liquor Stores Income Fund for each trust unit of Liquor Barn Income Fund (subject to adjustment as provided under the Offer)

Liquor Stores Income Fund (the "**Offeror**") has commenced an offer (the "**Offer**") dated April 10, 2007 to purchase, on and subject to the terms and conditions of the Offer, all of the outstanding trust units (the "**Liquor Barn Units**") of Liquor Barn Income Fund ("**Liquor Barn Fund**"), including Liquor Barn Units that may become outstanding after the date of the Offer upon the exercise of options, warrants or other conversion or exchange rights. **The Offer will be open for acceptance until 10:00 p.m. (Edmonton time) on May 17, 2007 (the "Expiry Time"), unless withdrawn, varied or extended.**

The Offer includes a merger transaction (the "**Merger Transaction**") alternative pursuant to which holders ("**Liquor Barn Unitholders**") of Liquor Barn Units will have the opportunity to exchange their Liquor Barn Units for trust units ("**Liquor Stores Units**") of the Offeror on a 0.53 for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the recognition of any gain (or loss) for Canadian income tax purposes.

The Offer is conditional upon, among other things, the following: (a) the number of Liquor Barn Units held by Liquor Barn Unitholders who elect to either accept the Offer or participate in the Merger Transaction, together with the number of Liquor Barn Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted Liquor Barn Fund voting units, representing more than 66 2/3% of the then outstanding voting units of Liquor Barn Fund; and (b) the receipt of regulatory, stock exchange and third-party approvals on terms satisfactory to the Offeror. **The conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".**

The Liquor Stores Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LIQ.UN". The Liquor Barn Units are listed and posted for trading on the TSX under the symbol "LBN.UN". **The implied per unit value of the Offer provides Liquor Barn Unitholders with a significant premium to current Liquor Barn Unit trading prices.** The Offeror urges Liquor Barn Unitholders to review the Offer Documents and contact their professional advisors for information regarding this premium and the other details of the Offer.

Because the registration of interests in and transfers of Liquor Barn Units may currently only be made through a "book entry" only system administered by The Canadian Depository for Securities Limited, in order to tender Liquor Barn Units to the Offer and make an election to participate in the Offer or the Merger Transaction, each as described in the Offer Documents, Liquor Barn Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee prior to the Expiry Time. **Liquor Barn Untholders' brokers or other nominees may set a deadline that is earlier than this deadline, and as such Liquor Barn Unitholders should contact their broker or other nominee for assistance.**

Questions and requests for assistance may be directed to the Information Agent for the Offer:

Georgeson Shareholder Communications Canada, Inc.
100 University Avenue
11th Floor, South Tower
Toronto, Ontario, M5J 2Y1
North American Toll Free: 1-866-656-4120

The Depositary for the Offer is:

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West, Securities Level
Toronto, Ontario, M5L 1G9
Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
email: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC Capital Markets
200 Bay Street, 4th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario, M5J 2W7
Telephone: (416) 842-5596
Toll Free: 1-866-274-5613

Liquor Barn Unitholders may also contact their respective investment dealers, stockbrokers, bank managers, accountants, lawyers or other professional advisors for assistance.

The information contained in this advertisement is a summary only of the more detailed information appearing in the Offer Documents. Liquor Barn Unitholders are urged to read the Offer Documents in their entirety.

Liquor Stores Income Fund is a publicly traded Canadian income trust that participates in the retail liquor industry in Alberta and British Columbia through its 75.6% interest in Liquor Stores Limited Partnership, which operates the largest number of private liquor stores in Canada by number of stores (currently 105 stores). Liquor Stores Income Fund trades on the Toronto Stock Exchange under the symbol "LIQ.UN". For additional information about Liquor Stores Income Fund, visit www.sedar.com and our website at www.liquorstoresincomefund.ca.

EXHIBIT 2.1

LIQUOR STORES INCOME FUND

ANNUAL INFORMATION FORM
For the year ended December 31, 2006

March 30, 2007

TABLE OF CONTENTS

DEFINED TERMS

Please refer to the "Glossary of Terms" in **Schedule "A"** for a list of defined terms used in this annual information form.

FORWARD LOOKING STATEMENTS

This annual information form contains forward-looking statements. All statements other than statements of historical fact contained in this annual information form are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Company. Prospective investors can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this annual information form. Although Management believes that the expectations represented in such forward looking statements are reasonable there can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to: risks relating to government regulation; competition; the Company's ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; labour costs, shortages and relations including the Company's ability to hire and retain staff at current wage levels and the risk of possible future unionization, supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund the Company's growth strategy beyond its available credit facilities; dependence of the Fund on LSOT and the Company; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Company; restrictions on the potential growth of the Company as a consequence of the payment by the Company of a substantial amount of its operating cash flow; income tax related risks including those related to the Tax Fairness Plan; and the Vendors' right to approve certain material transactions. These factors should not be construed as exhaustive.

The information contained in this annual information form, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Company.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this annual information form are made as of the date of this annual information form and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

NON-GAAP MEASURES

References in this annual information form to:

- **"EBITDA"** are to earnings before provision for interest, income taxes and amortization; and

- **"distributable cash"** are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this annual information form.

EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada (**"GAAP"**) and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Company's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows.

CORPORATE STRUCTURE

Name, Address and Formation

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by the Declaration of Trust. The Fund owns all of the LSOT Notes and LSOT Units, and holds, indirectly through LSOT, a 75.60% interest in the Company. The Fund receives, indirectly through LSOT, distributions of distributable cash of the Company.

LSOT is an unincorporated trust established under the laws of the Province of Alberta. LSOT holds Ordinary LP Units and GP Common Shares, representing 75.60% of the LP Units and GP Common Shares, respectively.

Liquor Stores LP is a limited partnership formed under the laws of the Province of Alberta, with the GP as its general partner.

The principal and head office of each of the Fund, LSOT, the GP and Liquor Stores LP is located at Suite 1120, 10325 – 101st Street, Edmonton, Alberta, T5J 3G1. The registered office of the GP is located at Suite 2500, 10303 Jasper Avenue, Edmonton, Alberta T5J 3N6

Intercorporate Relationships

The following chart illustrates the structure of the Fund as at the date hereof.


Public Unitholders
100% Units
Liquor Stores Income Fund (Alberta) (the "Fund")
100% (LSOT Units and LSOT Notes)
Liquor Stores Operating Trust (Alberta)
Vendors
75.60%1
24.40%2
Liquor Stores Limited Partnership3 (Alberta) and Liquor Stores GP Inc.4 (Federal)

Notes:

(1) Ordinary LP Units and GP Common Shares, representing 75.60% of the LP Units and GP Common Shares.

(2) Exchangeable LP Units, Subordinated LP Units and GP Common Shares representing, collectively, 24.40% of the LP Units and GP Common Shares.

(3) Liquor Stores LP currently operates 105 retail liquor stores.

(4) The GP holds all of the outstanding GP Units.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

On September 28, 2004, the Fund completed its initial public offering of Units. The Fund issued 4,300,000 Units at $10 per Unit for gross proceeds of $43,000,000. The Fund used the proceeds of the offering to indirectly acquire a 50.6% interest in Liquor Stores LP. Liquor Stores LP subsequently used these proceeds and borrowings under its Credit Facility to acquire 50 retail liquor stores and related assets (collectively, the "**Purchased Assets**") from Liquor Depot and Liquor World for total consideration consisting of $55,445,706 in cash, 2,075,000 Exchangeable LP Units, 2,125,000 Subordinated LP Units and 4,200,000 GP Common Shares and the assumption of the accounts payable and certain current liabilities related to the Purchased Assets (collectively, the "**Acquisition**"). The remaining 49.4% interest in Liquor Stores LP was held by Liquor Depot and Liquor World. With the completion of the Acquisition, the Fund became Alberta's largest liquor store retailer by number of stores.

The Units commenced trading on the TSX at the opening on September 28, 2004 under the symbol "LIQ.UN".

On March 2, 2005, the Fund closed a private placement of 1,830,000 Units at a price of $16.40 per Unit for gross proceeds of approximately $30 million. A portion of the net proceeds of the private placement was used by Liquor Stores LP to acquire 13 new liquor stores and related assets located in Alberta during February and March of 2005. Liquor Stores LP acquired all 10 of the stores operated by the Last Call Group and three independently owned and operated stores. The Last Call Group was the fifth largest independent chain of liquor stores in Alberta prior to its acquisition by Liquor Stores LP.

The Fund increased its annual distribution level by $0.075 per Unit from $1.00 to $1.075 ($0.08958 per month), commencing with the distribution paid to Unitholders of record on May 31, 2005.

In the last half of 2005, Liquor Stores LP acquired seven retail liquor stores in Alberta and two in British Columbia and also developed and opened one retail liquor store in Alberta.

The Fund increased its annual distribution level by $0.125 per Unit from $1.075 to $1.20 ($0.10 per month) commencing with the distribution paid to Unitholders of record January 31, 2006.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "**Selling Unitholders**") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for gross proceeds of $32,400,000 and the Selling Unitholders sold 827,132 Units for gross proceeds of $16,749,423.

On May 12, 2006, the Unitholders of the Fund approved an amendment to the Declaration of Trust to expand the operations and activities the Fund was permitted to participate in so that the Fund could take advantage of other opportunities.

On October 2, 2006, the Fund completed a new issue and offering of 1,600,000 Units for gross proceeds of $35.7 million. The net proceeds are being used to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

The Fund increased its annual distribution by $0.0167 per Unit from $1.20 to $1.40 ($0.1167 per month) commencing with the distribution paid to Unitholders of record October 31 2006.

During 2006, Liquor Stores LP acquired 20 retail liquor stores in Alberta and two in British Columbia and also developed and opened seven liquor stores in Alberta and one liquor store in British Columbia.

On February 7, 2007 the Fund announced that it would increase annual cash distributions by $0.10 from $1.40 to $1.50 ($0.125 per month) commencing with the payment to Unitholders of record March 30, 2007.

On February 28, 2007, Liquor Stores LP acquired Royal Liquor, a high volume retail liquor store in Calgary, Alberta. A restrictive covenant in the lease for the acquired store required the closure of an existing small store in Calgary.

DESCRIPTION OF THE BUSINESS

Overview

The Company is the largest liquor store retailer in Alberta by number of stores and, in management's estimation, one of the two largest by revenue. The Company currently operates 105 stores, 80 of which are located in or near the urban centres of Edmonton, Calgary and Vancouver.

Before the Acquisition, Liquor Depot and Liquor World had been in business since privatization of the Alberta retail liquor distribution system in 1993. Liquor Depot, founded by Company Chief Executive Officer Irving Kipnes, opened its first store in December 1993 and Liquor World, founded by Company Chairman Henry Bereznicki, opened its first store in January 1994. Before the Fund's initial public offering, Liquor Depot and Liquor World were the largest and fourth largest liquor store retailers in Alberta by number of stores operated with 28 and 21 stores, respectively.

Operating Stategies

Management pursues the following operating strategies.

Convenience — Management believes that convenience is the primary consideration for liquor store customers and that location is therefore a significant factor in the success of a liquor store. The Company capitalizes on the commercial real estate development and leasing expertise and relationships of Management in selecting and securing suitable store locations. The Company's business model is based on highly visible and accessible store locations, anchored by major retailers and close to residential areas. The Company endeavours to locate its stores in areas where access to customers is maximized such as near grocery stores or on main arteries in or near residential areas. Of the Company's 105 stores, 73 are located in or near shopping centres with major grocery stores or other anchor tenants such as Safeway, IGA/Sobeys, Save-On Foods, London Drugs, Shoppers Drugmart and mass merchants. In most cases, the Company has negotiated the exclusive right for retail sales of beer, wines and spirits for off premises consumption in the shopping centres where its stores are located. **See also "Description of the Business – Store Leases".**

Urban Focus — The Company focuses its operations in urban centres such as the Calgary and Edmonton metropolitan areas where opportunities exist for larger per store revenues and where Management believes that more substantial population increases are likely to occur. Of the Company's 105 stores, 42 are located in or near the City of Edmonton, 35 are located in or near the City of Calgary, one in Lethbridge, three in Red Deer, two in Grande Prairie, three are located in the City of Vancouver, one is located near the City of Victoria, two are located in Kelowna and one is located in Kamloops. Other communities served include, in Alberta, Fort McMurray (5 stores), Slave Lake (3 stores), Canmore (2 stores), Edson (2 stores), Banff (1 store) and High River (1 store) and, in British Columbia, Chilliwack (1 store).

Store Operations — The Company designs its stores to optimize traffic flow and present its product in an upscale environment. Management believes that the Company's emphasis on design, furniture, fixtures and equipment provides an attractive look and reduces ongoing maintenance and refurbishment costs. Product selection is tailored to each location and varies between 1,000 and 4,000 wine, spirit, cooler and beer items, providing a substantially larger product selection and inventory than the industry average.

Effective Sales Staff - The Company endeavours to maintain product knowledgeable managers and line staff through frequent seminars and training. Store managers annually spend two or three days receiving training on policies, operations and loss prevention from the Company's store operations manager. The majority of store managers are promoted from the Company's sales staff and supervisors. New store managers also spend two weeks working with an existing store manager to get "hands on" experience with the day-to-day operations of a store. All new staff members receive training in Company policies and operations overview, loss prevention, robbery prevention and basic product knowledge.

Inventory and Pricing Strategy - The Company's stores generally carry between 1,000 and 4,000 products. The Company provides a large selection in all product categories, especially wine, coolers, import beers, liqueurs and scotch, and offers value products in every category possible. Product selection is customized at each store to adapt to local demand and large fine wine selections are maintained at several of the Company's stores, with separate areas and specially trained and knowledgeable staff. The Company's larger scale of operations enables it to carry a wider variety and larger inventory of products than most of its competitors.

The Company also supplies products on a wholesale basis to a number of restaurants, golf courses, nightclubs, and other licensees.

As customer purchases are made predominantly on a convenience basis, the Company prices its products competitively but does not seek to position itself as a "discounter".

When required the Company's utilizes credit facilities to finance inventory, which typically turns over an average of four times per year. See **"Material Contracts - Credit Facility".**

Targeted Advertising — The Company uses advertising to generate brand and location awareness for its stores within their local markets. The Company conducts advertising programs with mail and flyer advertising in local newspapers and mail drops to maintain local consumer awareness of specific stores and their location. Most of the advertising is associated with special occasions such as Easter, Victoria Day, Canada Day, Labour Day, Thanksgiving and Christmas.

The Company also offers its customers a propriety preferred customer program through the use of a "Club Card" at no extra cost. With the Club Card, customers are able to take advantage of in-store price discounts and the Company's special flyers and other advertising. Management believes that the Club Card, which operates similar to the club cards offered by major grocery and other retail chains, offers the best means of developing and maintaining customer loyalty.

Business Strengths

Management believes that the following strengths contribute to the Company's operating and financial performance.

Premier Operator — The Company is one of the premier liquor store operators in the Province of Alberta with over 7.4 million customer transactions in 2006. By focusing on securing and developing convenient store locations and providing customers with a superior product selection, knowledgeable sales staff and a comfortable shopping environment, and by applying sophisticated management and operational systems to its business, the Company has grown over the past 13 years to be the largest liquor store chain in Alberta by number of stores and, in Management's estimate, one of the two largest by revenue. This growth has been achieved through both new store development and acquisitions.

Regulatory Environment — The Company operates primarily in the Province of Alberta, which has over 13 years experience with a fully privatized retail liquor distribution system. Management has played a leading role in representing the interests of the industry to government and in the development of the current system. The Alberta regulatory regime is designed to foster the growth and development of a retail liquor store industry comprised predominantly of independently owned and operated stores rather than large format retailers that rely on volume based price advantages and destination shoppers. These objectives are achieved through the following three important policy initiatives enshrined in the applicable legislation, which are designed to provide and maintain a "level playing field" for all industry participants:

- liquor must be sold separately from other goods (i.e., liquor store operations must be carried out as a business separate from any other business carried on by the liquor store owner and liquor may only be sold from separate premises that do not include the sale of non-liquor related goods);
- wholesale prices are uniform to all licensees (i.e., wholesale prices are the same for all retailers regardless of the quantities purchased); and
- warehouse transportation charges are uniform to all licensees (i.e., shipping costs are the same for all retailers regardless of the distance of the liquor store from the warehouse).

Stable and Growing Industry — The retail liquor business in Alberta is characterized by stable and growing demand. Total wholesale liquor sales in Alberta have grown at a compound rate of 5.0% during the ten years ended March 31, 2006, providing the base for stable and improving performance. The industry is also benefiting from demographic and other trends including a growing adult population in Alberta and a shift in consumer preferences to higher margin products such as wines and coolers.

Consistent Financial Performance — Between 1996 and 2006, the Company has demonstrated stable and growing financial performance with a 16.9% compound annual growth rate in sales.

Economies of Scale — The Company's leading market position and larger scale operations relative to most other participants in the industry provide it with a number of competitive advantages including: the benefit of operating efficiencies; greater access to capital and the ability to spread its corporate and advertising costs over a larger store base.

Experienced and Proven Management Team — The Company has an experienced and entrepreneurial management team that has been the leader in the industry since privatization. The founders of the Company, Messrs. Bereznicki and Kipnes, continue to actively lead the Company in their positions as Chairman and Chief Executive Officer, respectively. Each of the founders has been involved in the retail liquor business since privatization in 1993 and together they have a combined 24 years experience in the retail liquor business and a combined 64 years experience in commercial real estate development and leasing. The Company's President and Chief Operating Officer, Mr. Crook, had 12 years experience in the liquor industry before joining the Company in 2000.

Growth Strategy

The Company is continuously evaluating acquisition and new store opportunities. Of the Company's 105 stores, 67 have resulted from successfully completed and integrated acquisitions and Management believes that there continue to be significant acquisition opportunities in the Alberta and British Columbia liquor retailing industries.

Alberta Growth Opportunities - Being the largest operator by number of stores in the fragmented Alberta liquor store industry presents the Company with the opportunity to acquire additional stores from both single store and other chain operators. As of December 2006, approximately 1,050 liquor stores were licensed to operate in Alberta providing many opportunities for consolidation. Management believes the Company is well positioned to continue to successfully complete accretive acquisitions of existing stores.The Company will also continue to leverage Management's real estate development and leasing experience and relationships with shopping centre developers and owners to compete for new store development locations.

British Columbia Growth Opportunities - With its breadth of operations and experience in Alberta, the Company is well positioned to take advantage of opportunities in British Columbia. The Company opened its first store in British Columbia store in Victoria in June 2004, and since then has developed five additional stores in Chilliwack, Kamloops, Kelowna, and Richmond, and acquired two stores in Vancouver. The Company has a full time management employee dedicated to expanding operations in British Columbia.

Other Jurisdictions - The Company monitors regulatory initiatives in other jurisdictions and will evaluate opportunities if and when they become available.

The Company currently has commitments to open five new stores in the Alberta and one in British Columbia in 2007.

Competition and Strategic Positioning

The Alberta retail liquor store business is competitive and fragmented. The Company has over 13 years of experience successfully operating in this competitive environment. The Company is the largest liquor store chain in Alberta by number of stores and seeks to use its market size to its advantage. The convenience nature of consumer liquor purchases results in location being a key success factor. The Company's stores, located primarily in shopping centres with grocery store or other anchor tenants, and Management's real estate expertise in selecting busy locations provides the Fund with a competitive advantage. The Fund has benefited from the highly fragmented market by taking advantage of consolidation opportunities as they become available. A number of large format liquor stores owned by grocery chains also compete in the Alberta market. Their impact is muted by laws that: (i) require all liquor stores to be operated as separate businesses and require that grocery stores have separate premises for the sale of liquor; and (ii) control wholesale prices, setting one price for all retailers regardless of volumes purchased. **See also, "Risk Factors - Risks Relating to the Company and its Business – Competition".**

Supply System

Subject to limited exceptions, the Company has access to all products available in Alberta from suppliers through the central warehouse operated by CLS as well as a supply of domestic beer from Brewers

Distributors and other domestic beer manufacturers who deliver directly to the stores. The CLS warehouse handles approximately 11,000 to 12,000 products at any given time.

A product price catalogue is made available every two weeks in which products are available to all retailers at the same price. A minimum 25 case order is required to purchase from the CLS warehouse. Wholesale price changes are allowed every two weeks and at certain times, manufacturers will offer price discounts through limited time offers" ("**LTOs**") that are available to all retailers in any quantity. LTOs most often apply to well known, high volume brands, and take place generally every two to four months. Although volume discounts are not permitted, savings can be achieved by purchasing larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO (a practice referred to as "bridge buying").

The beer manufacturers, including Labatt, Molson, Big Rock Breweries and Sleeman Breweries Ltd., operate their own warehouses in Calgary and/or Edmonton and deliver to retailers on a weekly or twice weekly basis, depending on volumes ordered. Most other imported beer is distributed through the CLS warehouse.

A "postage stamp" rate (i.e. every retailer pays the same price per case for delivery regardless of the location of the retailer) applies to all products distributed from the CLS warehouse. Similarly, the beer manufacturers deliver with freight charges included in the price per unit so every retailer pays the same landed price for beer.

Store Leases

All of the Company's stores are located in Alberta and British Columbia. The Company leases all of its store premises and its head office and warehouse premises. The Company's store leases typically have a 5 to 10 year initial term with options to renew from 10 to 20 years. The average remaining term of the store leases is approximately 14 years (assuming the exercise by the Company of all renewal options). The leases are held by various landlords.

Maintenance and Capital Expenditures

The Company's expenditures on facilities and equipment fall into three categories: repairs and maintenance; renovations and replacements; and growth. Repairs and maintenance expenditures are budgeted in operations and expensed in the year incurred. Renovation and replacement expenditures are made to refurbish stores and replace equipment and are capitalized. Growth expenditures, which include the costs of building new stores, acquiring and renovating existing stores, and the purchase of new equipment, are also capitalized. Repairs, maintenance, replacement and renovation expenditures will be funded from operations and growth expenditures will be funded from equity financings or the Company's Credit Facility.

Management Information Systems

The Company uses the same point of sale system in all but two of its stores. The point of sale system is widely utilized in the industry and provides accurate and reliable inventory, stock value and cash control. The Company employs a full time loss prevention manager and has a strong accounting and inventory management system that have helped in consistently limiting its shrinkage to less than 0.3% of sales, including breakage and method of payment losses.

Seasonality

The liquor retailing industry is subject to seasonal variations with approximately 45% of the Company's sales occurring in the first half of the year and 55% occurring in the second half of the year.

Employees

The Company had approximately 877 employees as of December 31, 2006. The Company has no unionized employees.

INDUSTRY OVERVIEW

General

The supply and distribution of alcoholic beverages in Canada is regulated by both federal and provincial legislation. Under the *Importation of Intoxicating Liquors Act* (Canada), the federal government restricts the importation of alcoholic beverages into a province except under the provisions established by a provincial agency vested with the right to sell alcoholic beverages (referred to as a "liquor board"). Each province has created a liquor board that has a monopoly on the supply and distribution of alcoholic beverages within provincial borders. In all provinces except Alberta, the majority of alcoholic beverages are sold through government owned and operated liquor stores. To varying degrees, most provinces permit limited sales of alcoholic beverages, primarily beer and wine, through privately owned and operated retail outlets such as on-site (brewery) stores, hotel vendors for off-premise consumption, retail beer stores operated by major breweries and, in Quebec, licensed grocery and convenience stores.

The Province of Alberta is the only province in Canada, however, that has a fully privatized retail distribution system for alcohol in which all liquor stores are privately owned and operated and are permitted to sell all forms of alcoholic beverages including wine, coolers, spirits and beer. The Province of British Columbia has a partly privatized retail liquor industry, with both government and privately owned and operated retail liquor stores.

Alberta Regulatory Environment

Licensing

The retail liquor business in Alberta is regulated by the AGLC under the GLA. Licenses to operate retail liquor stores, which must be renewed annually, are issued by the AGLC. The GLA does not restrict the number of outlets or their location, although specific store locations are subject to regulation through local and municipal bylaws and zoning requirements.

Store Operations

Maximum hours of operation for liquor stores are set at 10:00 a.m. to 2:00 a.m., seven days per week (except for Christmas Day). At least 90% of store sales must be beverage alcohol. Liquor related items may also be sold including soft drinks and other drink mixes, ice, de-alcoholised products, glassware and other accessories. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and permit holders. Liquor stores may sell permits for private functions and may provide delivery service.

A liquor store must either be a freestanding building, or if it is in a building in which there are other businesses, the liquor store must be physically separated from the other business. The liquor store must have its own entrance and exit separate from those of the other business, have a common wall between the liquor store and the other business, and have its own receiving and storage area separate from any other business. A liquor store cannot, however, be operated within the same building as the other business if the building is larger than 929 square metres (10,000 square feet). In that case, the premises for the liquor store must be physically separated and detached from the premises occupied by the other business.

A person may own more than one liquor store and/or other licensed premise (other than a manufacturer's license), and operate them under the same or different names. While liquor stores must normally store their liquor products on site, the AGLC may approve a separate warehouse to enable a retail liquor store licensee to serve multiple liquor stores operated by the licensee. Warehouses may not be established for the purpose of supplying other licensees. Liquor manufacturers or agents for manufacturers may not own or otherwise be financially involved in liquor stores.

Liquor store records are subject to review by the AGLC and AGLC inspectors must be given full and unrestricted access to licensed premises.

Advertising and Promotion

Advertising is permitted in any medium subject to restrictions imposed by advertising policy guidelines under the GLA. The common owner/operator of a liquor store and another business or company may not conduct cross-market or cooperative advertising or promotions between the liquor store and the other commonly owned or affiliated non-liquor business or company, nor can there be any co-operative advertising between a liquor store and a manufacturer.

Subject to AGLC guidelines, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests. A liquor store may give away merchandise, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. Suppliers' promotional activities must be directed to store customers and may not benefit a store owner directly.

Retail Pricing

Liquor stores are free to set their own retail prices, including selling at below the wholesale cost, and may adjust prices based on the customer, the amount of sale or any factor determined relevant, at the discretion of the store operator.

Supply

The AGLC remains the sole importer of liquor products into Alberta and liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, or through the AGLC from a manufacturer authorized to warehouse and distribute products, or from other liquor stores. A number of domestic beers are purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from any warehouse. There are currently four licensed warehouse companies in Alberta: CLS, which operates the main warehouse in St. Albert; Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited from Edmonton and Calgary; Big Rock Brewery, which distributes beer from its brewery/warehouse in Calgary; and Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment, and ownership of inventory are the responsibility of manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Wholesale and Delivery Pricing System

The AGLC requires that there be one wholesale price quoted for each product and individual retailers are not allowed to negotiate discounts with liquor suppliers. Supplier price changes are permitted on a bi-weekly basis.

The AGLC imposes a flat mark-up that is added to the supplier's price quotation and is levied in dollars per litre and varies by product class. The AGLC does not impose a separate wholesale mark-up but warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices are available to licensees based on a minimum order of 25 cases if shipped from the CLS warehouse. Customers are subject to order processing and distribution charges based on delivery schedule (emergency or regular), pickup or delivery, and the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available on beer purchased directly from a number of Alberta breweries that brew, warehouse, and distribute their own products to retailers. The AGLC collects the wholesale price and in turn remits to the brewer its portion of the wholesale price.

A "postage stamp" delivery system applies for the delivery of liquor products from the warehouse with the delivery charge per case shipped from the CLS warehouse being the same no matter where the receiving store is located in Alberta. A similar system exists for purchases from beer manufacturers with freight charges being included in the price so that every retailer pays the same landed price for the same beer.

British Columbia Regulatory Environment

With sales of over $2.25 billion for its fiscal year ended March 31, 2006, the British Columbia Liquor Distribution Branch (the "BCLDB") is one of Canada's largest beverage alcohol distributors. The BCLDB regulates the importation, distribution and retailing of beverage alcohol in the province pursuant to the *Liquor Distribution Act* (British Columbia) (the "BCLDA"). At March 31, 2006 the business of retailing liquor in British Columbia was shared between 208 government owned and operated BCLDB stores, 592 privately owned and operated licensee retail stores ("LRS"), 230 rural agency stores, 162 manufacturer's stores, 12 independent wine stores and 11 duty free stores. Until 2002, only existing license holders for certain other "primary" liquor establishments (such as bars, cabarets, pubs or hotels) could hold a license to operate an LRS. An LRS had to be physically connected to the primary establishment, could only sell beer and wine and the holder of the license for the primary establishment was limited to one LRS license per primary establishment. In 2002, a number of regulatory initiatives were undertaken that included allowing LRSs to sell spirits, as well as beer and wine, and the elimination of the requirement that the LRS had to be physically connected to the primary establishment. An LRS may now be located any distance from the primary establishment within the same municipality or up to five kilometres from the primary establishment if located in a different municipality. The location of an LRS is also subject to municipal zoning and bylaw regulation. In addition, the restrictions on LRS licenses were relaxed between August 2002 and November 2002 when a moratorium on new licenses was imposed. During this period when any liquor license holder could apply for an LRS license 519 new LRS licenses were approved. As no new LRS licenses are currently being issued, anyone wishing to operate a liquor store in British Columbia must enter into a third party operating agreement with a holder of an existing LRS license.

In most cases, an LRS may also sell other goods such as soft drinks and other drink mixes, tobacco, confectionary goods and lottery tickets. Substantially all liquor product supply for an LRS must be purchased from the BCLDB at a discount of 16% from the BCLDB retail price. Retail prices of liquor products are not regulated but are subject to a minimum price by product category established by the BCLDB.

LRS stores are also permitted to buy direct from various British Columbia wineries and negotiate their own terms and payment plans directly with the wineries.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

As of March 7, 2007, the Vendors own 1,175,255 Exchangeable LP Units and 2,125,000 Subordinated LP Units representing, in the aggregate, 24.40% of the LP Units. The Vendors also own 4,711,320 GP Common Shares representing, in the aggregate, 24.40% of the GP Common Shares.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer, as well as a certificate representing a proportionate number of GP Common Shares. The GP will give notice of the proposed exchange to LSOT, which will acquire Units from the Fund in consideration for the issuance of LSOT Units and LSOT Notes in the number required to complete the exchange. LSOT will deliver to the GP a certificate for the requisite number of Units duly endorsed in blank for transfer. The GP will effect the exchange procedure by causing to be issued in the name of LSOT a unit certificate for that number of Ordinary LP Units (and a proportionate number of GP Common Shares) to be issued on the exchange, entering LSOT in the register of limited partners of Liquor Stores LP and in the register of shareholders of the GP in respect of such additional Ordinary LP Units and GP Common Shares, causing the Exchangeable LP Units and GP Common Shares so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units a certificate for that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units and Subordinated LP Units hold Special Voting Units of the Fund that are attached to, and are evidenced by, the certificates representing the Exchangeable LP Units and Subordinated LP Units. The Special Voting Units entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units and Subordinated LP Units were exchanged for Units. See **"Liquor Stores Income Fund — Units and Special Voting Units"**.

Dilution Rights and Economic Equivalence

The Exchange Agreement provides that in the event that there is a change in the number of Exchangeable LP Units or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units and Subordinated LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit or Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

If at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund as a result of any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then notwithstanding the terms and conditions of the Subordinated LP Units and any other provision of the Declaration of Trust or the Limited Partnership Agreement, the outstanding Subordinated LP Units will automatically convert into Exchangeable LP Units at the then current conversion ratio in effect under the Limited Partnership Agreement, and the holders of such Subordinated LP Units will, immediately subsequent to such conversion, be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled to receive upon the exercise of their Exchange Rights, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

In addition, if at any time while any Subordinated LP Unit is outstanding there is any reclassification of the Exchangeable LP Units outstanding, any change of the Exchangeable LP Units into other units or securities (other than into Units) or any other capital reorganization of Liquor Stores LP or any consolidation, amalgamation, arrangement, merger or other form of business combination of Liquor Stores LP with or into any other entity resulting in a reclassification of the outstanding Exchangeable LP Units, then the holders of Subordinated LP Units will be entitled to receive, in lieu of the number of Exchangeable LP Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Exchangeable LP Units that they would have received had they converted their Subordinated LP Units for Exchangeable LP Units immediately before the effective date of any such transaction.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

Subordination

Distributions on the Subordinated LP Units are subordinated in favour of Ordinary LP Units and Exchangeable LP Units. Distributions are only paid by the Company on the Subordinated LP Units at the end of a fiscal quarter to the extent that: (i) the Company has paid average monthly distributions of at least $0.0833 per Ordinary LP Unit and Exchangeable LP Unit to holders of Ordinary LP Units and Exchangeable LP Units during that quarter; and (ii) any deficiency in such distributions to holders of Ordinary LP Units and Exchangeable LP Units during the preceding 12 months has been satisfied, as described below. If these targets are not satisfied, any deficiency is borne by holders of the Subordinated LP Units, distributions on which are reduced to the extent necessary to support the continued payment of distributions on the Ordinary LP Units and Exchangeable LP Units and any applicable deficiency in such distributions.

Distributions on the Ordinary LP Units and Exchangeable LP Units are cumulative, such that the amount of any deficiency will accumulate for a period of 12 months. Payments of deficiencies in distributions on the Ordinary LP Units and the Exchangeable LP Units are made in priority to distributions on the Subordinated LP Units. Any accumulated deficiency on Ordinary LP Units and Exchangeable LP Units not satisfied by a distribution by the Company within 12 months of the date it arose will cease to be payable (i.e., distributions on the Subordinated LP Units are not reduced to fund accumulated deficiency to the extent that some or all of such accumulated deficiency arose more than 12 months before the date on which such payment is to be made). As the holder of the Ordinary LP Units, LSOT will be entitled to enforce payment of any accumulated deficiency during the term of the subordination provisions.

The Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis at (and the subordination provisions will only apply until) the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Company has earned EBITDA (derived from audited financial statements) of at least $9.836 million (the "**EBITDA Target**") and the Company has paid distributions of at least $1.00 per LP Unit (the "**Distribution Target**") for such fiscal year.

For the purposes of the subordination provisions, EBITDA is calculated and adjusted in a manner consistent with the definition of EBITDA set forth in this annual information form. See **"Non-GAAP Measures"**.

The Limited Partnership Agreement provides that if a take-over bid by a person acting at arm's length to the Vendors owning Subordinated LP Units (or any associate or affiliate thereof or person acting jointly or in concert with such Vendors) is made for the Units, then, provided that 20% or more of the Units on a fully diluted basis (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken-up and paid for pursuant to the take-over bid, the subordination of the Subordinated LP Units will automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis. The subordination of the Subordinated LP Units will also automatically terminate and be of no further force or effect and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis on the completion of an Acquisition Transaction.

Notwithstanding the subordination of distributions payable to holders of the Subordinated LP Units, holders of these LP Units have the right, through Special Voting Units held by them, to a number of votes at any meeting of Voting Unitholders equal to the number of Units which may be obtained upon the exchange of such Subordinated LP Units without giving effect to such subordination.

LIQUOR STORES INCOME FUND

The Fund is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Declaration of Trust. The Fund qualifies as a "mutual fund trust" for the purposes of the Tax Act, but the Fund is not a mutual fund under applicable securities laws.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Liquor Stores Entities and other corporations, partnerships, trusts or other Persons involved, directly or indirectly: in the retail liquor business (including the Company stores); and in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such businesses and/or one or more of the Liquor Stores Entities to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use; and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the Liquor Stores Entities, or any other business entity or other Person in which a Liquor Stores Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any Person including, without limitation, any Liquor Stores Entity or the performance of any obligation of any Person including, without limitation, any Liquor Stores Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under the LSOT Notes to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) performing its obligations under the Administration Agreement, the Securityholders Agreement and the Exchange Agreement; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time;

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund are divided into interests of two classes, described and designated as "**Units**" and "**Special Voting Units**", respectively. An unlimited number of Units and Special Voting Units are issuable pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units are not subject to future calls or assessments and entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units are not entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units, Subordinated LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units are issued in conjunction with, and are attached to, the Exchangeable LP Units and Subordinated LP Units (or other Exchangeable Securities) to which they relate, and are evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units are not transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit entitles the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit, Subordinated LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

Regulatory Compliance

The AGLC and BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith may review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the GLA prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and could result in the review, revocation or non-renewal of the Company's licenses in the event of an adverse determination. The Company has never had a license revoked or not be renewed and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

Accordingly, the Trustees will have the authority to take certain actions if, in the opinion of the Trustees, a person, or group of persons acting in concert, fails to comply with any requirement of the GLA, the AGLC, the BCLDA, or the BCLCLB, or any other regulatory authority having jurisdiction over the Company's liquor store licenses, including failing to provide the information required in connection with the conduct of background checks, or if the holding of Units by a person, or group of persons acting in concert could result in the revocation or non-renewal of any of the Company's liquor store licenses. In such circumstances, the Trustees shall be entitled to take any of the following actions (i) place a stop transfer on all or any of the Units of the person, or group of persons, (ii) suspend or terminate all voting and distribution rights on all or any of the Units of the person, or group of persons, (iii) apply to the Alberta Court of Queen's Bench or such other court of competent jurisdiction seeking an injunction to prevent a breach or continuing breach, or (iv) make application to the relevant securities commission, its successors, assigns or such other governmental regulatory agency having jurisdiction over the affairs of the Fund, to effect a cease trading order or such similar restriction against such person, or group of persons, until such time as such person or group of persons complies with such constraints.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund is required to have a minimum of three Trustees and a maximum of nine Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees supervise the activities and manage the affairs of the Fund.

The Trustees, who are also directors of the GP, are R. John Butler, Gary Collins, Jim Dinning and Glen H. Heximer, C.A. The Trustees are all "independent" within the meaning of applicable Canadian securities legislation.

Trustees are appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of LSOT Units and a holder of LSOT Notes and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of LSOT; and (vi) causing LSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund makes monthly cash distributions of its distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution is equal to the interest and principal repayments on the LSOT Notes and the distributions (if any) on or in respect of the LSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (b) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (c) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund makes monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions are paid generally on the 15th day of the following month. See **"Distributions"**.

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. See **"Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".**

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units are issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "**Market Price**" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "**Market Price**" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "**Closing Market Price**" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable in cash by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or traded or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution in specie. In such circumstances, LSOT Units and Series 1 LSOT Notes of a value equal to the Redemption Price will be redeemed by LSOT in consideration of the issuance to the Fund of Series 2 LSOT Notes. The Series 2 LSOT Notes will then be distributed in satisfaction of the Redemption Price. The Fund will be entitled to all interest paid on the LSOT Notes and the distributions paid on the LSOT Units on or before the date of the distribution in specie. Where the Fund makes a distribution in specie of a pro rata number of securities of LSOT on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the redemption of LSOT Units and Series 1 LSOT Notes in exchange for Series 2 LSOT Notes, or as a result of the distribution of Series 2 LSOT Notes to the Unitholder on the redemption of such Units.

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Series 2 LSOT Notes that may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Series 2 LSOT Notes and they may be subject to resale restrictions under applicable securities laws. Series 2 LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time.

Repurchase of Units

The Fund is allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders are required to be called and held annually, for the purpose of: (i) the election of Trustees, (ii) the appointment of auditors of the Fund for the ensuing year, (iii) generally, any other matter that requires a resolution of Voting Unitholders, and (iv) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders are entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a Liquor Stores Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of LSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "Liquor Stores Income Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of LSOT or the Company held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing Trustees, (ii) electing or removing nominees of the Fund to serve as trustees of LSOT or as directors of the GP, (iii) appointing or removing the auditors of the Fund, (iv) with respect to the exercise of certain voting rights attached to the securities of LSOT or the Company held, directly or indirectly, by the Fund, (v) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (vi) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 2/3% of the Voting Units entitled to vote on such resolution.

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxyholder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both a non-diluted basis and a fully diluted basis. The Trustees may require declarations as to the jurisdictions in which beneficial owners of Units and Special Voting Units are resident. In furtherance of the foregoing restrictions, the Trustees may also elect to not accept subscriptions for Units from or issue or register a transfer of Units to any person unless the person provides a declaration that he or she is not a non-resident of Canada within the meaning of the Tax Act. If, notwithstanding the foregoing, the Trustees determine, in their sole discretion, that more than 49% of the Units are held by non-residents of Canada, or that such a situation is reasonably possible, the Trustees may send a notice to non-resident Unitholders, chosen in inverse order to the order of acquisition or registration or in any other manner the Trustees consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not non-residents of Canada within the meaning of the Tax Act within such period, the Trustees may, on behalf of such persons, sell such Units and, in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such a sale, the affected holders shall cease to be holders of the Units and their rights shall be limited to receiving the net proceeds of such sale. Notwithstanding the foregoing, the Trustees shall not take any action that shall affect the rights of the Vendor Group to or in respect of any Units held by any member of the Vendor Group on closing of the Acquisition or any Units subsequently acquired on the exchange of Exchangeable LP Units or Subordinated LP Units held by any member of the Vendor Group on closing of the Acquisition, and, for greater certainty, any of such Units shall be deemed for these purposes to have been acquired by such member prior to the acquisition of Units by any Unitholder.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Fund, (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner which would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 10, 2004. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the LSOT Units, LSOT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the LSOT Units, LSOT Notes and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trustees are unable to sell all or any of LSOT Units, LSOT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining LSOT Units, LSOT Notes or other assets in specie directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units can exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of LSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and Liquor Stores LP, are required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

Book-Entry Only System

Registration of interests in and transfers of Units are made only through a book-based system administered by CDS. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled are made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this annual information form to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

LIQUOR STORES OPERATING TRUST

The LSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the LSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the LSOT Declaration of Trust for the full text of its provisions.

General

LSOT is an unincorporated trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust. The activities of LSOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the retail liquor store business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of LSOT may determine. The fiscal year end of LSOT is December 31.

Trustees of LSOT

LSOT must have a minimum of three trustees and a maximum of nine trustees. A majority of the trustees of LSOT must be residents of Canada within the meaning of the Tax Act. The trustees of LSOT supervise the activities and manage the affairs of LSOT. The trustees of LSOT are the persons who serve as the Trustees (R. John Butler, Gary Collins, Jim Dinning and Glen H. Heximer). No person other than the Fund, as the holder of all of the outstanding LSOT Units, has the right to appoint any trustees of LSOT.

The LSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of LSOT will have full, absolute and exclusive power, control and authority over the assets of LSOT and over the affairs of LSOT to the same extent as if the trustees of LSOT were the sole and absolute beneficial owners of the assets of LSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of LSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing LSOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the LSOT Unitholders, (iii) supervising the activities and managing the investments and affairs of LSOT, and (iv) effecting payments of distributable cash from LSOT to the LSOT Unitholders and payments of interest and principal on the LSOT Notes.

No additional remuneration is paid to the Trustees for also serving as trustees of LSOT.

Cash Distributions

LSOT makes monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of LSOT. The amount of cash distributed monthly per LSOT Unit to the LSOT Unitholders is equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by LSOT and all other amounts, if any, from any other investments from time to time held by LSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of LSOT;

(b) any interest expense (including interest payable in respect of the LSOT Notes) incurred by LSOT;

(c) principal repayments in respect of the LSOT Notes considered advisable by the trustees of LSOT and any other debt obligations of LSOT;

(d) any cash redemptions or repurchases of the LSOT Units or the LSOT Notes; and

(e) any amount that the trustees of LSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of LSOT, that have been or are reasonably expected to be incurred in the activities and operations of LSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of LSOT).

Such distributions are payable to holders of record of LSOT Units on the last business day of each month and are paid within 15 days following each month end. The cash distributions payable by LSOT are intended to be received by the Fund prior to its related cash distribution to Unitholders.

The distribution declared by the trustees of LSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of LSOT for such year as is necessary to ensure that LSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of LSOT that is unavailable for cash distribution will, to the extent necessary to ensure that LSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the LSOT Unitholders in the form of additional LSOT Units. The value of each LSOT Unit so issued will be equal to the redemption price thereof. The LSOT Declaration of Trust provides that immediately after any pro rata distribution of LSOT Units in satisfaction of any non-cash distribution, the number of outstanding LSOT Units will be consolidated such that each holder of LSOT Units will hold after consolidation the same number of LSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As LSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the LSOT Units will not be made through the book-entry only system. Rather, holders of LSOT Units will be entitled to receive certificates therefor.

The LSOT Notes

The following is a summary of the material attributes and characteristics of the LSOT Notes issuable by LSOT under the Note Indenture, which summary does not purport to be complete. Reference is made to the Note Indenture for a complete description of the LSOT Notes and the full text of its provisions.

Two series of LSOT Notes are authorized for issuance under the Note Indenture. Currently, only Series 1 LSOT Notes are issued and outstanding, all of which are held by the Fund. Series 2 LSOT Notes are reserved by LSOT to be issued exclusively as full or partial payment of the redemption price of Series 1 LSOT Notes. LSOT Notes are issuable in Canadian currency. As at the date hereof, LSOT has issued $65,710,800 principal amount of Series 1 LSOT Notes to the Fund.

Interest and Maturity

The Series 1 LSOT Notes are payable on demand, mature on the 15th anniversary of the date of issuance and bear interest at a rate of 4% per annum, payable on the 15th day of each calendar month that such Series 1 LSOT Notes are outstanding. Each Series 2 LSOT Note matures on the same date as the Series 1 LSOT Notes and bears interest at a market rate to be determined by LSOT's trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 LSOT Note is outstanding.

Payment upon Maturity

On maturity, LSOT will repay the LSOT Notes by paying to the trustee under the Note Indenture in cash an amount equal to the principal amount of the outstanding LSOT Notes that have then matured, together with accrued and unpaid interest thereon.

Redemption

The LSOT Notes are redeemable in whole or in part (at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, payable in cash or, in the case of a redemption of Series 1 LSOT Notes, in Series 2 LSOT Notes) at the option of LSOT prior to maturity.

Subordination

Payment of the principal amount and interest on the LSOT Notes is subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which is defined as all indebtedness, liabilities and obligations of LSOT which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by the LSOT Notes issued under the Note Indenture.

The Note Indenture provides that upon any distribution of the assets of LSOT in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to LSOT, the holders of all such senior indebtedness are entitled to receive payment in full before the holders of the LSOT Notes are entitled to receive any payment.

Default

The Note Indenture provides that any of the following shall constitute an event of default:

(a) default in payment of the principal of the LSOT Notes when the same becomes due and the continuation of such default for a period of ten business days;

(b) default in payment of any interest due on any LSOT Notes and continuation of such default for a period of fifteen business days;

(c) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of thirty days after notice in writing has been given to LSOT's trustees specifying such default and requiring LSOT to rectify the same; and

(d) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to LSOT.

The provisions governing an event of default under the Note Indenture and remedies available thereunder do not provide protection to the holders of LSOT Notes that would be comparable to the provisions generally found in debt securities issued to the public.

LIQUOR STORES LIMITED PARTNERSHIP

General

Liquor Stores LP is a limited partnership formed under the laws of Alberta. The business of Liquor Stores LP is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the retail liquor business in Canada, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine. The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units.

General Partner

The managing general partner of Liquor Stores LP is the GP. As general partner of Liquor Stores LP, the GP has been issued LP Units for nominal consideration. The LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of Liquor Stores LP for each fiscal year. As general partner and holder of the LP Units, the GP has the authority to manage the business and affairs of Liquor Stores LP and has unlimited liability for the obligations of Liquor Stores LP. See **"Liquor Stores GP Inc.".**

LP Units

Liquor Stores LP is entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. As at the date hereof, Liquor Stores LP has issued 10,232,237 Ordinary LP Units (which are held by LSOT), 1,175,255 Exchangeable LP Units (which are held by the Vendors) and 2,125,000 Subordinated LP Units (which are held by the Vendors). Liquor Stores LP has also issued GP Units (which are held by the GP). The Ordinary LP Units represent a 75.60% interest in Liquor Stores LP and the Exchangeable LP Units and the Subordinated LP Units collectively represent a 24.40% interest in Liquor Stores LP.

The Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and have economic rights that are equivalent in all material respects, except that (i) Exchangeable LP Units are exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time, (ii) distributions on the Subordinated LP Units are subject to the subordination arrangements described below, and (iii) the Subordinated LP Units automatically convert into Exchangeable LP Units upon the satisfaction of certain conditions and in certain circumstances. Additionally, Exchangeable LP Units and Subordinated LP Units are accompanied by Special Voting Units that entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders.

See "Retained Interest and Exchange Rights — Exchange Rights" and "Retained Interest and Exchange Rights — Subordination".

Distributions on the LP Units are made in the following priority:

(a) holders of Ordinary LP Units and Exchangeable LP Units are entitled to receive monthly cash distributions such that each holder of Ordinary LP Units and the Exchangeable LP Units will receive a distribution of $0.0833 per unit for such month or, if there is insufficient distributable cash to make distributions in such amount, such lesser amount as is available, on a proportionate basis,

(b) at the end of each fiscal quarter of Liquor Stores LP, including the fiscal quarter ending on the fiscal year end, distributable cash will be distributed in the following order of priority:

(i) first, in payment of the monthly cash distribution to the holders of Ordinary LP Units and Exchangeable LP Units as described above, for the month then ended;

(ii) second, proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, to the extent that monthly per unit distributions in respect of the 12 month period then ended were not made or were made in amounts less than $0.0833 per unit, the amount of any deficiency;

(iii) third, to holders of Subordinated LP Units in a per unit amount of $0.25 or, if there is insufficient available cash to make distributions in such amount, such lesser amount as is distributable, on a proportionate basis;

(iv) fourth, proportionately to the holders of Subordinated LP Units, to the extent that per unit distributions in respect of any fiscal quarter(s) during the 12 month period then ended were not made or were made in amounts less than $0.25 per Subordinated LP Unit, the amount of such deficiency; and

(v) fifth, to the extent of any excess, proportionately to the holders of Ordinary LP Units, Exchangeable LP Units and Subordinated LP Units.

Distributions

Liquor Stores LP distributes its distributable cash to the extent determined prudent by the board of directors of the GP. Distributions are made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and on the Subordinated LP Units within 15 days of the end of each fiscal quarter and are intended to be received by LSOT prior to its related distributions to the Fund. Distributions are payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. Liquor Stores LP may, in addition, make a distribution at any other time.

Distributable cash represents, in general, all of Liquor Stores LP's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the Credit Facility;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, maintenance capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable Liquor Stores LP to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by Liquor Stores LP.

Allocation of Net Income and Losses

The income or loss of Liquor Stores LP for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of Liquor Stores LP for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by Liquor Stores LP to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by Liquor Stores LP to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by Liquor Stores LP to its partners, or Liquor Stores LP has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of Liquor Stores LP for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of Liquor Stores LP for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of Liquor Stores LP is December 31.

Reimbursement of the GP

Liquor Stores LP reimburses the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

Liquor Stores LP operates in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units are not transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. An LP Unit is not transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to Liquor Stores LP and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on Liquor Stores LP's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66 2/3% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66 2/3% of the outstanding partnership units entitled to vote at a duly constituted meeting. Notwithstanding the foregoing:

(a) no amendment is permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of Liquor Stores LP, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing Liquor Stores LP from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, is permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement. In particular, the approval or authorization by the GP or Liquor Stores LP of any action that would result in the Units constituting foreign property for the purposes of the Tax Act requires the prior approval of Voting Unitholders by a Special Resolution.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

LIQUOR STORES GP INC.

General

The GP is a corporation established under the CBCA to act as the general partner of Liquor Stores LP.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. As at the date hereof, the Fund indirectly through LSOT, and the Vendors directly, own 75.60% and 24.40%, respectively, of the outstanding GP Common Shares. LSOT acquired its GP Common Shares from the GP for nominal consideration. Each GP Common Share entitles the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by-laws of the GP contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP or as permitted by the Securityholders Agreement. The Securityholders Agreement provides that the GP Common Shares may not be transferred to any Person unless a corresponding percentage of the LP Units held by the transferor is also transferred to the same Person.

Functions and Powers of the GP

The GP has the authority to manage the business and affairs of Liquor Stores LP, to make all decisions regarding the business of Liquor Stores LP and to bind Liquor Stores LP in respect of any such decision. The GP is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Liquor Stores LP and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power vested in the GP to manage the business and affairs of Liquor Stores LP includes all authority necessary or incidental to carry out the objects, purposes and business of Liquor Stores LP, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of Liquor Stores LP and its business.

Restrictions on Authority of the GP

The authority of the GP is limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving Liquor Stores LP or selling, exchanging or otherwise disposing of all or substantially all of the assets of Liquor Stores LP (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP is permitted to resign as general partner on not less than 180 days prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve Liquor Stores LP. The GP may be removed as general partner of Liquor Stores LP, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

RISK FACTORS

The following is a summary of certain risk factors relating to the affairs of the Fund and the business of the Company. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form and the documents incorporated by reference herein. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

These risks and uncertainties are not the only ones facing the Fund and the Company. Additional risks and uncertainties not currently known to the Fund or the Company, or that the Fund or the Company currently consider immaterial, may also impair the operations of the Fund or the Company. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Company, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Company and its Business

Government Regulation

The Company operates in the highly regulated retail liquor industry principally in the Province of Alberta and also in the Province of British Columbia. Decisions by the AGLC or the British Columbia Liquor Distribution Board (the "**LDB**") or rules enacted by them, new legislation or regulations or changes to existing legislation or regulations can impact the operations of the Company both favourably and unfavourably. There is no assurance that new legislation or regulations or changes to existing legislation or regulations or decisions of the AGLC or the LDB will not adversely affect the operations or distributable cash of the Company.

All of the Company's Alberta stores are operated pursuant to licenses issued by the AGLC, which must be re-applied for annually. In its 13 years of operation, the Company has never had a store license revoked or not reissued. Management is not aware of any retail liquor store licensee having a license revoked and the AGLC has advised the Company that it has never refused to issue a license to a liquor store licensee reapplying for a license.

The AGLC and the BCLCLB have discretion in the granting or revocation of a license to operate a liquor store and in connection therewith review the past conduct of persons associated with the liquor store including shareholders, management and employees. As well, the applicable legislation prohibits certain persons from having an interest in a liquor store. Accordingly, the acquisition by any person or group of persons acting jointly or in concert of a significant percentage of the outstanding Units could result in such person or group of persons being subject to background checks under the GLA and, in the event of an adverse determination, the review, revocation or non-renewal of the Company's liquor store licenses. The Fund may take certain remedies against a Unitholder whose ownership of Units may in the opinion of the Trustees jeopardize the Company's licenses. See **"Liquor Stores Income Fund — Regulatory Compliance"**.

Competition

The retail liquor industry in the Province of Alberta is competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location and convenience and to a lesser degree price and service. The Company competes with other local single store operators, other local and regional chain operators, and liquor stores associated with national and regional grocery store chains.

Certain of these competitors have greater financial resources than the Company. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large scale retailers by, among other things, requiring liquor stores to be operated as a separate business and prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform "postage stamp" delivery charge. Any change in this regulatory regime could materially adversely affect the Company's business and the results of its operations.

Ability to Locate and Secure Acceptable Store Sites and to Adapt to Changing Market Conditions

The success of the Company's liquor stores is significantly influenced by location. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where the Company's liquor stores are located could decline in the future including as a result of the opening of stores by competitors, resulting in potentially reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that the Company enters into long-term leases for its store locations, the Company's ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Acquisition and Development Risks

Acquisitions have been a significant part of the Company's growth strategy and continue to be a significant part of the Fund's growth strategy. The Fund expects to continue to selectively seek strategic acquisitions. The Fund's ability to consummate and to integrate effectively any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on the Fund's resources and, to the extent necessary, the Fund's ability to obtain financing on satisfactory terms for larger acquisitions, if at all. Acquisitions may expose the Fund to additional risks, including: difficulties in integrating administrative, financial reporting, operational and information systems and managing newly acquired operations and improving their operating efficiency; difficulties in maintaining uniform standards, controls, procedures and policies through all of the Fund's stores; entry into markets in which the Fund has little or no direct prior experience; difficulties in retaining key employees of the acquired operations; disruptions to the Fund's ongoing business; and diversion of management time and resources.

In addition, future acquisitions could result in the incurrence of additional debt, costs, and contingent liabilities. The Fund may also incur costs for and divert management attention to potential acquisitions that are never consummated. For acquisitions that are consummated, expected synergies may not materialize. The Fund's failure to effectively address any of these issues could adversely affect its results of operations, financial condition and ability to service debt.

Although the Company has historically performed a due diligence investigation of the businesses or assets that it acquires, and the Fund anticipates continuing to do so for future acquisitions, there may be liabilities of the acquired business or assets that the Fund fails or is unable to uncover during its due diligence investigation and for which the Fund, as a successor owner, may be responsible. When feasible, the Fund may seek to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

The Fund expects that new store development will also continue to be a significant part of the Fund's growth strategy. The development of new stores is subject to many of the same risks as acquisitions including limitations on the number of attractive development opportunities and competition for such opportunities and internal demands on the Fund's resources. In addition, the development of new stores requires an outlay of capital based on Management's projections of future store performance, which may prove to be incorrect.

Key Personnel

The Company's success depends on the skills, experience and effort of its key employees. The loss of services of one or more members of the Company's key employees could significantly weaken the Company's management expertise and its ability to deliver its services efficiently and profitably.

Labour Costs and Shortages and Labour Relations

The success of the Company's business depends on a large number of employees, approximately 75% of which are hourly employees. Changes in the general conditions of the employment market could affect the ability of the Company to hire or retain staff at current wage levels. The occurrence of either of these events could have an adverse effect on the Company's results of operations.

While management is not aware of any movement to unionize, there can be no assurance that some or all of the employees of the Company will not unionize in the future. Such an occurrence could increase labour costs and thereby have an adverse effect on the Company's results of operations.

Supply Interruption or Delay

Liquor store operators in Alberta are dependent on the CLS warehouse and Brewers Distributor Ltd. for the substantial majority of their products. Any significant disruption in the operations of these companies, for example as a result of an organized work stoppage, and resulting interruption in supply would have a material adverse effect on liquor store operations including the operations of the Company. To Management's knowledge, CLS currently has no unionized employees associated with its warehouse operations.

Importance of Information and Control Systems

Information and control systems play an important role in the support of the Company's core business processes, including store operations, finance, human resources, supply and inventory management and loss prevention. The Company's ability to maintain and upgrade its information systems capabilities is important to its future performance.

Dependence on Capital Markets to Fund Growth Strategy

Liquor Stores LP presently has excess capital, which Management believes will, together with its Credit Facility, provide it with sufficient funds to complete additional acquisitions and/or new store development.

However, the ability of Liquor Stores LP to make acquisitions beyond the amount of the its current excess capital and Acquisition Loan (included in the Credit Facility or any replacement or other credit facility) depends on the Fund being able to raise additional financing in the future through equity and/or debt capital markets. If the Fund is unable to obtain equity and/or debt financing, either at all or on favourable terms, it may not be able to complete additional acquisitions, which could have an adverse effect on the future growth prospects of the Fund.

Risks Relating to the Structure of the Fund

Dependence on LSOT and the Company

Cash distributions to Unitholders are entirely dependent on the ability of LSOT to pay its interest obligations under the LSOT Notes, and to make distributions on the LSOT Units. Payments by LSOT will depend, in turn, on the ability of the Company to satisfy its debt service obligations under the Credit Facility and Liquor Stores LP's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders are entirely dependent on the ability of the Company to pay its operating expenses and to pay distributions. The sole source of cash flow of the Company is the operation of the Company. In the conduct of its business, the Company pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Company's ability to produce positive operating results.

The Company is entirely dependent upon the operations and assets of its liquor stores to pay distributions to LSOT, and the Company's ability to do so is subject to the risks encountered by the Company in the operation of its business, including the risks relating to the retail liquor store industry referred to above, and the results of operations and financial condition of the Company.

Tax Related Risks

The income of the Company, LSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax consequences could materially and adversely affect Unitholders. Further, interest on the LSOT Notes and other debt accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time. If the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On October 31, 2006, the Minister of Finance (Canada) announced the "Tax Fairness Plan". The "Tax Fairness Plan" provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. The Fund's market capitalization for these purposes was $226.7 million on October 31, 2006. The safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules. The "Tax Fairness Plan" may adversely affect the marketability of the Fund's units and the ability of the Fund to undertake financings and acquisitions, and, at such time as the proposed rules apply to the Fund, the distributable cash of the Fund may be materially reduced.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in LSOT or the Company and should not be viewed as securities of LSOT or the Company. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets are LSOT Notes and the LSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualifies as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by Liquor Stores LP and LSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, deductibility for tax purposes of interest payments on the LSOT Notes, applicable law and other factors beyond the control of the Fund, LSOT and the Company. Cash distributions are not guaranteed and will fluctuate with the Company's performance. The Company and LSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. Investors are also cautioned that cash-on-cash yield represents a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Company or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company and those subsidiaries before any assets are made available for distribution to the Fund. The Units are effectively subordinated to most of the indebtedness and other liabilities of the Company and the Fund's other subsidiaries. Neither the Company nor any of the Fund's other subsidiaries are limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Company has third party debt service obligations under the Credit Facility and any replacement or other credit facilities. **See "Material Contracts – Credit Facility"**. The degree to which the Company is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Company's cash flow from operations is dedicated to the payment of interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Company's borrowings are at variable rates of interest, which exposes the Company to the risk of increased interest rates. The Company's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness depends on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The Credit Facility contains certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the Credit Facility could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the Credit Facility were to be accelerated, there can be no assurance that the Company's assets would be sufficient to repay in full that indebtedness.

Restrictions on Potential Growth

The payout by the Company of a substantial amount of its operating cash flow makes additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Company and its cash flow.

Dilution and Future Sales of Units

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units for the consideration and on those terms and conditions as are established by the Trustees without the approval of any Unitholders. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Future Sales of Units by the Vendors

As at the date hereof, the Vendors hold, collectively, approximately 24.40% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units and Subordinated LP Units). If any of the Vendors sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also cause such effect.

Control of Liquor Stores LP

For so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis), the Vendors will have certain limited veto rights with respect to certain matters relating to Liquor Stores LP and LSOT, which will allow the Vendors to restrict certain transactions that may be proposed by the Fund or its subsidiaries. These veto rights are not transferable except to members of the Vendor Group. In particular, the Securityholders Agreement will provide that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis. See **"Material Contracts — Securityholders Agreement — Securityholder Approval for Certain Matters".**

In addition, the Vendors have consent rights respecting amendments to certain material agreements entered into by Liquor Stores LP and certain of its affiliates. See **"Material Contracts — Securityholders Agreement".**

With a collective holding of 24.40% of the outstanding GP Common Shares and 24.40% of the outstanding LP Units, the Vendors also have the right to appoint two members of the eight person board of directors of the GP. The directors of the GP are required to act honestly and in good faith with a view to the best interests of the GP and the GP is required to act honestly and in good faith and in the best interests of Liquor Stores LP.

The interests of the Vendors may conflict with those of other Unitholders.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See **"Conflicts of Interest".**

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally.

Unitholders will also have the benefit of the ITLA, which came into force on July 1, 2004. The ITLA is designed to protect unitholders of Alberta income trusts such as the Fund from legal uncertainties regarding potential liability by providing a statutory limitation on unitholders' liability. Specifically, the ITLA provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustees that arises after the ITLA came into force.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in Liquor Stores LP is held through LSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute LSOT Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the LSOT Notes. In addition, the LSOT Notes are not freely tradable and are not currently listed on any stock exchange. See **"Liquor Stores Income Fund — Redemption Right"**. LSOT Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of Unitholders. Additional Units will be issued by the Fund upon the exchange of the Exchangeable LP Units.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

DISTRIBUTIONS

Distribution Record

The following table sets out the distributions paid by the Fund on the Units since inception.

Year	Total Distributions
2004	$1,110,268 (1)
2005	$6,146,846(2)
2006	$10,854,529(3)

Note:

(1) The initial distribution rate for the period from September 28 to October 31, inclusive, was $0.0916 per Unit. Thereafter, the distribution rate was $0.0833 per Unit per month.

(2) The distribution rate for the period January to April 30, 2005 was $0.0833 per Unit per month. Thereafter, the distribution rate was $0.08958 per Unit per month

(3) The distribution rate for the period January to September 30, 2006 was $0.10 per Unit per month. Thereafter, the distribution rate was $0.1167 per Unit per month.

Distribution Policy

The Fund makes monthly distributions of its available cash to Unitholders to the extent determined prudent by the Trustees. Effective with the distribution payable on April 13, 2007 to Unitholders of record on March 30, 2007, the Fund's distribution level is currently set at $0.125 per Unit per month ($1.50 per

Unit on an annualized basis). Monthly distributions are paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are paid generally on the 15th day of the following month. See **"Liquor Stores Income Fund — Cash Distributions" and "General Development of the Business – Three Year History".**

The distributable cash of LSOT is derived primarily from distributions on or in respect of Ordinary LP Units owned by LSOT. LSOT makes monthly distributions to holders of Units of its distributable cash after satisfaction of its interest obligations, if any, including interest on the LSOT Notes, less any administrative expenses and other obligations of LSOT, including principal repayments in respect of the LSOT Notes. **See "Liquor Stores Operating Trust — Cash Distributions".**

The Company makes monthly distributions of distributable cash on the Ordinary LP Units and Exchangeable LP Units and, subject to the subordination provisions applicable to the Subordinated LP Units, quarterly cash distributions on the Subordinated LP Units. The distributable cash of the Company is based on available cash from its operations less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable Liquor Stores LP to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of Liquor Stores LP, other borrowings or additional issuances of Units. **See "Liquor Stores Limited Partnership — LP Units".**

The Fund, LSOT and the Company have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Company's performance. **See "Risk Factors — Risks Relating to the Structure of the Fund — Cash Distributions".**

The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in default under the Credit Facility. **See "Material Contracts – Credit Facility".**

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

See "Liquor Stores Income Fund" for a description of the rights, privileges and restrictions attached to the Units and the Special Voting Units. See "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the Exchange Rights.

See "Liquor Stores Operating Trust" for a description of the rights, privileges and restrictions attached to the securities of LSOT.

See "Liquor Stores Limited Partnership" and "Retained Interest and Exchange Rights" for a description of the rights, privileges and restrictions attached to the securities of Liquor Stores LP.

See "Liquor Stores GP Inc." for a description of the rights, privileges and restrictions attached to the GP Common Shares.

Constraints

See "Liquor Stores Income Fund – Limitation on Non-Resident Ownership" for a description of the constraints imposed on the ownership of the Units to ensure that the Units have a required level of Canadian ownership and the mechanism by which the level of Canadian ownership of the Units is monitored and maintained.

Ratings

To the knowledge of Management, no ratings, including provisional ratings, have been received from any rating organization in respect of the Units of the Fund.

Securities Held in Escrow

To the Fund's knowledge, no securities of the Fund are held in escrow other than 2,125,000 Subordinated LP Units (collectively, the "**Escrowed Units**") (100% of the Subordinated LP Units; 15.70% of the Units on a fully diluted basis) which are held by CIBC Mellon Trust Company pursuant to an escrow agreement (the "**Escrow Agreement**") dated September 28, 2004 entered into with the Vendors and the Company in order to support the indemnification obligations of the Vendors under the acquisition agreement pursuant to which the Acquisition Transaction was completed. The escrow will terminate and the Escrowed Units (less the amount of any claim against the Escrowed Units) will be released upon the termination of the subordination applicable to the Escrowed Units, which will not occur prior to December 31, 2007. A Vendor is entitled to transfer ownership of the Escrowed Units at any time during the period of the escrow to any other member of the Vendor Group, provided that the transferred Escrow Units will continue to be subject to the escrow arrangements. Any other transfer by a Vendor of all or any of the Escrowed Units at any time during the period of the escrow requires the consent of the Company. Subject to the subordination applicable to the Escrowed Units, the Vendors are also entitled to receive all distributions on the Escrowed Units (other than distributions required to satisfy claims that have been settled or finally adjudicated against the Escrowed Units) during the period of the escrow.

MARKET FOR SECURITIES

Trading Price and Volume

The Units are listed and posted for trading on the TSX under the trading symbol "LIQ.UN". The following table sets forth the closing price range and trading volume of the Units as reported by the TSX for each month in 2006.

Month	High	Low	Volume
January	19.85	17.06	702,279
February	21.20	19.51	636,595
March	20.30	19.61	690,017
April	20.00	18.97	452,623
May	19.35	18.45	370,428
June	19.75	18.80	329,114
July	20.00	18.75	276,121
August	22.65	19.61	547,373
September	23.24	21.50	475,409
October	22.41	21.76	501,615
November	18.60	15.32	1,945,806
December	19.84	17.99	686,913
For the year			**7,614,293**

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Fund

The Trustees of the Fund are R. John Butler, Q.C., Gary Collins, Jim Dinning and Glen H. Heximer, C.A, who also serve as the trustees of LSOT and as directors of the GP. Jim Dinning is the Chairman of the Trustees. See also **"Liquor Stores Income Fund — Trustees", "Liquor Stores Operating Trust — Trustees of LSOT" and "Trustees, Directors and Officers — Directors and Officers of the GP".**

Directors and Officers of the GP

The following table sets out certain information in respect of the directors and officers of the GP. The term of office for each of the directors will expire at the time of the next annual meeting of securityholders of the GP.

Name and Municipality of Residence	Position with GP	Date Appointed as a Director	Principal Occupation
Henry Bereznicki Edmonton, Alberta, Canada	Chairman and Director of Store Acquisitions and Development	August 10, 2004	Chairman and Director of Store Acquisitions and Development of the GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company)

Irving Kipnes Edmonton, Alberta, Canada	Director, and Chief Executive Officer	August 10, 2004	Chief Executive Officer of the GP and President and Managing Director of the Delcon Development Group of Companies (real estate development)
R. John Butler, Q.C.(1)(2)(3) Edmonton, Alberta, Canada	Director	August 10, 2004	Counsel, Bryan & Company (law firm)
Gary Collins.(1)(2)(3) Vancouver, British Columbia, Canada	Director	September 5, 2006	Corporate director. Effective April 1, 2007, Senior Vice President., Belkorp Industries Inc. (investment company)
Jim Dinning(1)(2)(3) Calgary, Alberta, Canada	Director	August 10, 2004	Chairman, Western Financial Group (financial services company)
Glen H. Heximer, C.A.(1)(2)(3) St. Albert, Alberta, Canada	Director	August 10, 2004	Consultant and Business Advisor
Robert S. Green Toronto, Ontario, Canada	Director	August 10, 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company)
David B. Margolus, Q.C. Edmonton, Alberta, Canada	Director	August 10, 2004	Counsel, Witten LLP (law firm)
Richard J. Crook Edmonton, Alberta, Canada	President and Chief Operating Officer	N/A	President and Chief Operating Officer of the GP
Patrick J. de Grace, C.A. Edmonton, Alberta, Canada	Vice President Finance and Chief Financial Officer	N/A	Vice President Finance and Chief Financial Officer of the GP

Notes:
(1) Trustee of the Fund and LSOT (Jim Dinning, Chair).
(2) Fund Audit Committee member (Glen H. Heximer, C.A., Chair).
(3) GP Compensation and Governance Committee member (R. John Butler, Chair).

The following are brief profiles of the directors and executive officers of the GP.

Henry Bereznicki, Chairman and Director of Store Acquisitions and Development. Mr. Bereznicki founded Liquor World in 1993 and served as its President and Chief Executive Officer throughout its eleven year history. Mr. Bereznicki has been a partner in North American Property Group (a private real estate developer) and its predecessors since 1987 and has held the position of President, Western Region of Sterling Centrecorp Inc. and predecessors for the past six years. Sterling Centrecorp Inc. is a Canadian and U.S. based real estate investment and services company listed on the TSX, active in the development, acquisition, management and leasing of shopping centres across Canada and, through wholly owned United States subsidiaries, in the United States. Mr. Bereznicki is responsible for Sterling Centrecorp's activities across the four western Canadian provinces as well as Arizona and Colorado. Mr. Bereznicki served on the board of directors of Alberta Liquor Store Association for a period of five years from inception and is involved in the Alberta Chapter of the Young President's Organization. Mr. Bereznicki holds a Bachelor of Science Degree in Civil Engineering, with distinction, from the University of Alberta as well as a Masters Degree in Business Administration (MBA) from Harvard University.

Irving Kipnes, Director and Chief Executive Officer. Mr. Kipnes founded Liquor Depot in 1993 and served as its Managing Director and Chief Executive Officer throughout its 11 year history. Mr. Kipnes is also the President and Managing Director of Delcon Development Group, a group of private companies actively involved in the development of shopping centres and real estate subdivisions, which he founded in 1962. From 1982 to 1987, Mr. Kipnes was the largest shareholder and Co-Chairman and President and Chief Executive Officer of North West Trust Company. Mr. Kipnes has also served on the board of directors of Alberta Liquor Store Association, since its inception and was its first elected President. Mr. Kipnes was the Founding Chair of Alberta Liquor Industry Round Table, a position he held for six years and currently sits as past chair. Mr. Kipnes is active in many charitable endeavors and serves on the boards of directors of several charitable and community organizations including as a board member of the University Hospital Foundation, member of the Campaign Cabinet of the Alberta Heart Institute, member of the Campaign Cabinet of the Capital Care Foundation (to relocate the Mewburn Veteran's Centre and establish the Dianne and Irving Kipnes Centre for Veterans) and Development Chair to develop a Jewish seniors residence in Edmonton. Mr. Kipnes graduated with a Bachelor of Science in Chemical Engineering (honours) in 1959 and worked as an Engineer for Imperial Oil until May 1963.

R. John Butler, Q.C., Trustee and Director. Mr. Butler is counsel to Bryan & Company, a law firm. Mr. Butler is a member of the boards of directors of TELUS Corporation, Trans Global Insurance Company and Trans Global Life Insurance Company. Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta.

Gary Collins, Trustee and Director. Mr. Collins will be joining Belkorp Industries Inc. as its Senior Vice President effective April 1, 2007. Mr. Collins is a member of the board of Catalyst Paper Corporation. Mr. Collins was President and CEO of Harmony Airways from December 2004 to December 2006 and continues as a member of the company's advisory board. Prior joining Harmony Airways, Mr. Collins spent 13 years in public service, most recently as British Columbia's Minister of Finance. Mr. Collins also served as Government House Leader, Official Opposition House Leader and held a variety of critic portfolios.

Jim Dinning, Trustee and Director. In 2004, Mr. Dinning became the Chairman of Western Financial Group. Western Financial Group is a leading western Canadian based financial services company. Prior thereto, Mr. Dinning was the Executive Vice President of TransAlta Corporation (power generation and wholesale marketing company) since 1997. Mr. Dinning served as Member of the Legislative Assembly of the Province of Alberta from 1986 to 1997. Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta including provincial treasurer (1992 to 1997), minister of education (1988 to 1992) and minister of community and occupational health (1986 to 1988). Mr. Dinning received the 1997 Distinguished Service Award from the Institute of Chartered Accountants of Alberta in recognition of his achievements as provincial treasurer. Mr. Dinning is a director of Finning International Inc., Shaw Communication Inc., Russel Metals Inc., Oncolytics Biotech Inc., Parkland Income Fund and Western Financial Group Inc.. Mr. Dinning served as the chair of the Calgary Health Region from 1999 to 2001.

Glen H. Heximer, C.A., Trustee and Director. Mr. Heximer is a consultant and business advisor to private clients. He is a Chartered Accountant and a retired partner of Ernst & Young LLP (formerly Clarkson Gordon) where, from 1974 to 2000, he was the Senior Tax Partner of the Edmonton office specializing in advising entrepreneurial businesses and public companies.

Robert S. Green, Director. Mr. Green is a director and the President and Chief Operating Officer of Sterling Centrecorp Inc., a TSX listed public company. Mr. Green is a graduate of the University of Toronto Law School, and specialized in commercial real estate with a national law firm prior to joining North American Property Group, a real estate development company, in 1985. He is currently President of North American Property Group and has over 20 years experience in managing, leasing, developing and acquiring shopping centers and other retail properties throughout North America. Mr. Green was a member of the board of directors and the investment committee of Centrefund Realty Corporation. He was also a founding partner of Centrecorp Management Services, a real estate services company which is now a subsidiary of Sterling Centrecorp Inc..

David B. Margolus, Q.C., Director. Mr. Margolus is Counsel to and former Managing Partner (for 13 years) of Witten LLP, with a legal practice focused primarily in the areas of corporate, commercial and real estate. Mr. Margolus is a trustee of XS Cargo Income Fund, a director of its general partner and is the Chair of the general partner's governance committee. Mr. Margolus is a director and member of the governance committee of The Edmonton Airport Authority and a director of PowerComm Inc. Mr. Margolus has served as legal counsel to Alberta Liquor Store Association since its inception in 1994.

Richard J. Crook, President and Chief Operating Officer. Mr. Crook previously held the position of Executive Vice President and Chief Operating Officer of Liquor Stores GP Inc. Prior to that Mr. Crook was the Senior Vice President and General Manager of the Liquor Depot Corporation and also spent twelve years in sales and marketing with large international producers of wine and spirits. Mr. Crook is also a director of the Alberta Liquor Store Association.

Patrick J. de Grace, C.A., Vice President Finance and Chief Financial Officer. Mr. de Grace joined the Fund on January 1, 2006. Prior to that, Mr. de Grace was an independent consultant. From 1991 to August 2001, Mr. de Grace held finance roles of increasing responsibility in the national retail grocery industry. Mr. de Grace received his Bachelor of Arts from the University of Alberta in 1973 and his Chartered Accountant designation in 1980.

Unit and LP Unit Ownership

As at the date hereof, the Trustees and the directors and senior officers of the GP, as a group, own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 171,600 Units and 1,697,442 LP Units, representing approximately 13.8% of the outstanding Units (assuming the exchange for Units of all of the outstanding Exchangeable LP Units and Subordinated LP Units) and no GP Common Shares. Liquor Depot owns beneficially, directly or indirectly, or exercises control or direction over, 2,018,644 LP Units and GP Common Shares (14.9%) and LWGI owns beneficially, directly or indirectly, or exercises control or direction over, 990,663 LP Units and GP Common Shares (7.3%). The remaining 290,948 LP Units and GP Common Shares (2.1%) are held by the other Vendors. Mr. Kipnes, Mr. Margolus and Mr. Crook and their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 85% of the outstanding shares of Liquor Depot and Mr. Berezniki and Mr. Green and their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 50% of the outstanding shares of LWGI.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company:

(a) is, as at the date of this annual information form, or has been, within the 10 years before the date of this annual information form, a director or executive officer of any company (including the Fund and the Company) that while that person was acting in that capacity:

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has within the 10 years before the date of this annual information form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Fund and the Company, no trustee, director or executive officer of the Fund or the Company, or shareholder holding a sufficient number of securities of the Fund or the Company to affect materially the control of the Fund or the Company, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, including entities engaged in the commercial real estate development, services and leasing businesses, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. Other than as described above and elsewhere in this annual information form, there are no existing material conflicts of interest between the Fund or its subsidiaries and any trustee, director or officer of the Fund or its subsidiaries.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any trustee, director or executive officer of the Fund or the Company, any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of the Fund's outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, in any transaction during the Fund's three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Fund, other than as disclosed elsewhere in this annual information form or as set forth below:

1. Messrs. Bereznicki, Kipnes, Green and Margolus or persons or entities associated or affiliated with them are shareholders of Liquor Depot or Liquor World, which sold the Purchased Assets to Liquor Stores LP pursuant to the Acquisition. See "General Development of the Business";

2. Liquor Depot and Liquor World are party to a number of agreements with the Company and its affiliates. See "Material Contracts" and "Retained Interest and Exchange Rights". In addition, Messrs. Bereznicki and Kipnes have entered into the Non-Competition Agreements with the Company. See "Material Contracts";

3. Mr. Margolus is counsel to Witten LLP, which firm, among others, receives fees for legal services provided to the Fund and its affiliates, Liquor Depot and Liquor World;

4. One of Liquor Stores LP's stores is located in a shopping centre an entity of which Messrs. Bereznicki and Green are officers, directors and shareholders;

5. Liquor Stores LP leases a warehouse premises from a company owned by the family of Mr. Margolus. The lease terminates April 30, 2007;

6. Entities of which one or more directors of Liquor Stores GP are directors, officers or shareholders currently manage the shopping centres at which three of Liquor Stores LP's stores are located;

7. A company controlled by Mr. Kipnes has been contracted to assist in supervising new store construction and the renovation of acquired stores at industry competitive rates. This arrangement was terminated in January 2007; and

8. The Fund has entered into a lease for new office premises with a limited partnership in which Mr. Kipnes has a 50% indirect interest and for which Mr. Kipnes is presently the sole officer and director of the general partner. The Fund has received independent fairness and legal opinions concerning the rental rate and terms of the lease.

For additional information in respect of the foregoing, see note 17 to the Fund's audited annual financial statements for the year ended December 31, 2006, which note is incorporated herein by reference. The Fund's financial statements are available on SEDAR at www.sedar.com.

PROMOTERS

Liquor Depot and LWGI took the initiative in founding and organizing the Fund and may therefore be considered to be promoters of the Fund for the purposes of applicable securities legislation. See "General Development of the Business", "Description of the Business", "Retained Interest and Exchange Rights", "Trustees, Directors and Officers – Unit and LP Unit Ownership", "Interests of Management and Others in Material Transactions" and "Material Contracts".

LEGAL PROCEEDINGS

There are no material legal proceedings to which the Fund is a party or in respect of which any of its property is the subject, nor are any such proceedings known to the Fund to be contemplated.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Units is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The following is a list of contracts, other than contracts entered into in the ordinary course of business, that are material to the Fund and that were entered into during the year ended December 31, 2004:

1. the Declaration of Trust described under "Liquor Stores Income Fund";
2. the Non-Competition Agreements described below;
3. the Securityholders Agreement described below;
4. the Exchange Agreement described under "Retained Interest and Exchange Rights";
5. the Limited Partnership Agreement described under "Liquor Stores Limited Partnership";
6. the LSOT Declaration of Trust described under "Liquor Stores Operating Trust";
7. the Note Indenture described under "Liquor Stores Operating Trust";
8. the Administration Agreement described below; and
9. the Credit Facility described below.

Non-Competition Agreements

Each of Irving Kipnes and Henry Bereznicki have entered into the Non-Competition Agreements with the Company in which they have agreed that, until the earliest of: (i) the later of (A) September 28, 2007, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a director of the GP, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) Liquor Stores LP or the Fund and its affiliates cease to carry on the business currently carried on by Liquor Depot and Liquor World, subject to exceptions for certain passive investments: (a) he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of retail liquor stores in Alberta or British Columbia; and (b) he will not, directly or indirectly, operate or have any interest in any entity the principal business of which is the operation of retail liquor stores in any other province of Canada unless the opportunity to enter into the liquor store business in such other province has first been offered to the Fund and a majority of the Trustees have decided that the Fund will not participate.

Securityholders Agreement

The Fund, LSOT, Liquor Stores LP, the GP and the Vendors have entered into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and Liquor Stores LP. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions.

Directors

The Securityholders Agreement provides that the board of directors of the GP will initially consist of seven directors unless otherwise agreed by the Vendor Group. On September 5, 2006, the shareholders and other parties to the Securityholders Agreement entered into an agreement to amend the Securityholders Agreement increasing the number of individuals constituting the Board to eight and to increase the quorum of the Board to five individuals. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) not less than 30% of the outstanding Units, the Vendor Group will be entitled to nominate three individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 30% but not less than 20% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate two individuals as directors to the board of directors of the GP. For so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing (on a diluted basis) less than 20% but not less than 10% of the outstanding Units (on a diluted basis), the Vendor Group will be entitled to nominate one individual as a director to the board of directors of the GP. LSOT must vote its shares of the GP in favour of such individuals. These board representation rights are not transferable upon a transfer by the Vendor Group of LP Units or Units to a person who is not a member of the Vendor Group. The Vendor Group currently holds, directly or indirectly, LP Units or Units representing (on a diluted basis) 24.40% of the outstanding Units and is accordingly entitled to nominate two individuals as directors to the board of directors of the GP.

Issuances of Ownership Interests, Pre-Emptive Rights and Adjustments to Ownership Interests

The Securityholders Agreement also provides that the Vendor Group will have pre-emptive rights to purchase interests in Liquor Stores LP or any other subsidiary of the Fund to maintain its pro rata ownership interest in the event that Liquor Stores LP or such other subsidiary decides to issue equity securities (which term includes any instruments convertible into, or giving the holder the right to acquire, equity securities) to third parties or issues equity or debt to any existing partner or shareholder (including LSOT). If Liquor Stores LP, or any other subsidiary of the Fund, issues equity securities or such indebtedness, the Vendor Group will be entitled to participate pro rata on the same basis. Upon exercise of this right, the Vendor Group will be entitled to participate in the issue of securities of Liquor Stores LP at the most favourable price and on the most favourable terms as such securities are offered to any party. These terms could include the right to exchange partnership units for Units.

Proposals to Purchase LP Units

The Securityholders Agreement also provides that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units and Subordinated LP Units for a consideration based on the consideration for the Exchangeable LP Units and Subordinated LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units and Subordinated LP Units in Liquor Stores LP, without discount for minority position or restrictions on exchange for Units.

Tag-Along Rights

The Vendor Group is entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in Liquor Stores LP.

Amendments

The Securityholders Agreement provides that for so long as the Vendors own, directly or indirectly, not less than 20% of the Units (on a diluted basis) the Securityholders Agreement, the Exchange Agreement, the Limited Partnership Agreement and the LSOT Declaration of Trust, may only be amended, and the GP may only withdraw as the general partner of Liquor Stores LP, with the approval of LSOT and the Vendor Group.

Securityholder Approval for Certain Matters

The Securityholders Agreement also provides that none of the Fund, LSOT, the GP or Liquor Stores LP may take the following actions without the prior approval of the Vendor Group so long as the Vendor Group holds or controls at least 20% of the Units (on a diluted basis) (other than in connection with an internal reorganization): enter into any merger, amalgamation, consolidation or other business combination or joint venture (other than any such transaction where the holders of the outstanding voting securities of the Fund, LSOT, the GP or Liquor Stores LP, as the case may be, immediately prior to such transaction hold at least a majority of the outstanding voting securities of the surviving corporation or other entity immediately after such transaction and no person or group of persons acting jointly or in concert (other than persons who were the holders of voting securities of the Fund, LSOT, the GP or Liquor Stores LP immediately prior to such transaction) holds 20% or more of the outstanding voting securities of the surviving corporation or other entity); issue voting securities representing 20% or more of the outstanding voting securities to any person or group of persons acting jointly or in concert in one or more related transactions (other than a distribution of securities to the public by way of a prospectus); sell, assign, convey or otherwise dispose of 20% or more of the securities of any subsidiary entity; sell, assign, convey or otherwise dispose of a material portion of the assets of the Fund on a consolidated basis, out of the ordinary course of business; adopt any plan or proposal to liquidate, dissolve or reorganize or seek relief under bankruptcy or insolvency laws; change the size of its board of directors or trustees, if any; or take or permit to be taken any action that would prevent the business of the Company from continuing on an ongoing basis.

Administration Agreement

The Fund and LSOT have entered into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and LSOT. The GP's duties will include: (a) ensuring compliance by the Fund and LSOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and LSOT Unitholders all information to which Voting Unitholders and LSOT Unitholders are entitled under the Declaration of Trust and the LSOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and LSOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and LSOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or LSOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attending to all administrative and other matters arising in connection with the Note Indenture, including the payment of interest and principal on the LSOT Notes and in connection with any redemption of the LSOT Notes; and (i) providing general accounting, bookkeeping and administrative services to the Fund and LSOT.

The administration of the Fund and LSOT under the Administration Agreement may be terminated at any time by the Fund or LSOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or LSOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

The Fund and LSOT will pay all expenses incurred by the GP and attributable to the exercise of its duties in the administration of the Fund and LSOT, respectively, and no fee is payable to the GP for the services provided by it to the Fund and LSOT under the Administration Agreement.

Credit Facility

Liquor Stores LP has entered into the Credit Facility with a Canadian chartered bank providing for, at the election of Liquor Stores LP, a $32 million demand revolving loan (the **"Operating Loan"**), a $14.5 million 364-day committed non-revolving loan (the **"Capital Asset Loan"**) and a $15 million 364-day committed non-revolving loan (the **"Acquisition Loan"**). Security for the Credit Facility includes a first security interest in all present and after acquired personal property of Liquor Stores LP including its inventory. Interest on the Operating Loan is payable at the lender's prime rate or the banker's acceptance rate plus 1.50% and interest on the Capital Asset Loan and Acquisition Loan is payable at the lender's prime rate plus 0.25% or at the banker's acceptance rate plus 1.75%. The Credit Facility includes limits on incurring additional indebtedness or granting encumbrances without the consent of the lender and is subject to the maintenance of minimum working capital levels, a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization, and a minimum interest coverage ratio. The Credit Facility may in certain circumstances restrict the ability of Liquor Stores LP to pay distributions to the holders of LP Units if the payment would result in a default under the Credit Facility. As at March 30, 2007, approximately $13.3 was drawn under the Credit Facility.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, Chartered Accountants, are the Fund's auditors and such firm has prepared an opinion with respect to the Fund's consolidated financial statements as at and for the year ended December 31, 2006. PricewaterhouseCoopers LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Fund's Audit Committee is attached as **Schedule B**.

Composition of the Audit Committee

Members of the Audit Committee are Glen H. Heximer (Chair), R. John Butler, Gary Collins and Jim Dinning. Each member of the Audit Committee is independent and financially literate.

Relevant Education and Experience

Glen H. Heximer, CA – Chair- Trustee and Director since August 10, 2004
Consultant and business advisor.

From 1974 to 2000 - Senior Tax Partner Ernst & Young LLP, Chartered Accountant (Edmonton)

Mr. Heximer has a B.A in Honours Business Administration from the University of Western Ontario and is a Chartered Accountant. During his 37 year career in public accounting with an international firm of Chartered Accountants he participated in the audit of many private and public corporations, and in the course of advising clients in merger and acquisition activities, was called upon to analyze and interpret financial statements and records of a large variety of organizations.

R. John Butler, QC – Trustee and Director since August 10, 2004
Counsel, Bryan & Company (law firm)

Other Public Company Directorships	TELUS Corporation
	Trans Global Insurance Company
	Trans Global Life Insurance Company

Trans Global Insurance Company and Trans Global Life Insurance Company are subsidiaries of The Brick Group Income Fund.

Mr. Butler holds a Bachelor of Arts and a Bachelor of Laws from the University of Alberta. Mr. Butler is a member of the Audit Committees of Trans Global Insurance Company and Trans Global Life Insurance Company, a former Chairman of the Audit and Finance Committee for the Canadian Football League, a former member of the Edmonton Eskimos Football Club Audit Committee and, prior to its merger with B.C. Telecom Inc., was a member of the TELUS Corporation Audit Committee.

Gary Collins – Trustee and Director since September 5, 2006

Other Public Company Directorships	Catalyst Paper Corporation
From 2004 to 2006	President & Chief Executive Officer, Harmony Airways
From 1991 to 2004	Member of the Legislative Assembly of the Province of British Columbia
	2001 – 2004 – Minister of Finance

Jim Dinning – Trustee and Director since August 10, 2004
Chairman of the Board, Western Financial Group Inc.

Other Public Company Directorships	Finning International Inc.
	Shaw Communications Inc.
	Russel Metals Inc.
	Oncolytics Biotech Inc.
	Parkland Income Fund
From 1999 to 2001 –	Chair, Calgary Health Region
From 1986 to 1997 –	Member of the Legislative Assembly of the Province of Alberta
	1992 -1997 – Provincial Treasurer
	1988 – 1992- Minister of Education
	1986 – 1998- Minister of Community and Occupational Health

Mr. Dinning has a B.Comm. and a Masters in Public Administration from Queen's University. Presently Mr. Dinning is a member of the Audit Committees of Parkland Income Fund, Russel Metals Inc. Western Financial Group and Oncolytics Biotech Inc. In the past Mr. Dinning has been a member of the Audit Committees of Shaw Communications Inc. and Finning International Inc.

Pre-approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee approves in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law. The Audit Committee is permitted to but has not delegated any of its authority to grant pre-approvals.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Fund's external auditor in each of the last two fiscal years for audit services were $154,000 in 2006 and $120,500 in 2005.

Audit-Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Fund's external auditor that are reasonably related to the performance of the audit or review of the Fund's financial statements that are not reported under "Audit Fees" above were $119,538 in 2006 and $44,645 in 2005. Fees were billed for audit related services including the review of interim financial statements and services rendered in connection with financings.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Fund's external auditor for tax compliance, tax advice and tax planning were $15,400 in 2006 and $3,500 in 2005. Fees were billed for services provided in the preparation of corporate tax returns.

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Fund's external auditor, other than the services described above, were $59,265 in 2006 and $Nil in 2005. Fees were billed for services provided in connection with documentation of the Fund's internal control systems.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com and on the Fund's website at www.liquorstoresincomefund.ca.

Additional information, including trustees', directors' and officers' remuneration and indebtedness, principal holders of the Fund's securities and securities authorized for issuance under equity compensation plans, is contained in the Fund's Information Circular for its most recent annual meeting which may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Fund's financial statements and management's discussion and analysis for the year ended December 31, 2006, which documents may be found on SEDAR at www.sedar.com.

SCHEDULE "A"

GLOSSARY OF TERMS

In this annual information form, the following terms have the meanings set forth below, unless otherwise indicated:

"ABCA" means the *Business Corporations Act* (Alberta), as amended, including the regulations promulgated thereunder;

"Acquisition" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"Acquisition Transaction" means an amalgamation, merger or other form of business combination involving the Fund or Liquor Stores LP, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or Liquor Stores LP, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or Liquor Stores LP;

"Administration Agreement" means the administration agreement to be entered into between the Fund, LSOT and the GP;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"AGLC" means the Alberta Gaming and Liquor Commission (formerly the Alberta Liquor Control Board), established pursuant to the GLA, which, among other things, administers the GLA and controls, in accordance with the GLA, the manufacture, import, sale, purchase, possession, storage, transportation, use and consumption of liquor in Alberta, and which, through the board of the AGLC, establishes policies, conducts hearings and makes decisions respecting licenses and registrations under the GLA;

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta);

"BCLCLB" means the Liquor Control and Licensing Branch of the Province of British Columbia;

"BCLDA" means the *Liquor Distribution Act* (British Columbia);

"business day" means a day when banks are generally open for the transaction of business in Edmonton, Alberta, other than a Saturday, Sunday or statutory or civic holiday;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"CLS" means Connect Logistics Services, Inc.

"Company" means collectively, Liquor Stores LP and the GP, its general partner;

"Credit Facility" means the credit facility entered into by Liquor Stores LP with a Canadian chartered bank. See "Material Contracts – Credit Facility";

"Declaration of Trust" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Income Fund";

"Deferred Income Plans" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"diluted basis" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units and Subordinated LP Units;

"Distribution Target" means distributions of at least $1.00 per LP Unit in a fiscal year;

"EBITDA" means earnings before provision for interest, income taxes and amortization. See "Non-GAAP Measures" for information concerning the use of EBITDA;

"EBITDA Target" means annual EBITDA of the Company (derived from audited financial statements) of at least $9.836 million;

"Exchange Agreement" means the exchange agreement entered into among the Fund, LSOT, the Company, and the Vendors providing for, among other things, the Exchange Rights and demand and piggy-back registration rights. See "Retained Interest and Exchange Rights";

"Exchange Rights" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"Exchangeable LP Units" means the exchangeable units of Liquor Stores LP held by the Vendors;

"Exchangeable Securities" means any securities that are exchangeable, directly or indirectly, for Units;

"Exempt Plans" means, collectively, Deferred Income Plans and RESPs;

"Fund" means Liquor Stores Income Fund, a trust established under the laws of the Province of Alberta pursuant to the Declaration of Trust;

"GLA" means the *Gaming and Liquor Act* (Alberta), as amended, including the regulations promulgated thereunder;

"GP" means Liquor Stores GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"GP Units" means the ordinary general partner units of Liquor Stores LP held by the GP;

"ITLA" means the *Income Trusts Liability Act* (Alberta);

"Limited Partnership Agreement" means the amended and restated limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendors, the GP and LSOT, by which Liquor Stores LP is governed;

"Liquor Depot" means The Liquor Depot Corporation, a corporation incorporated under the ABCA;

"Liquor Stores Entities" means, and includes LSOT, the GP, Liquor Stores LP, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"**Liquor Stores LP**" means Liquor Stores Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**Liquor World**" means, collectively, LWGI and certain entities associated with or managed by LWGI or an affiliate;

"**LP Units**" means, collectively, the Ordinary LP Units, the Exchangeable LP Units and the Subordinated LP Units;

"**LSOT**" means Liquor Stores Operating Trust, a trust established under the laws of the Province of Alberta pursuant to the LSOT Declaration of Trust;

"**LSOT Declaration of Trust**" means the amended and restated declaration of trust dated August 10, 2004 pursuant to which LSOT was established, as the same may be amended, supplemented or restated from time to time. See "Liquor Stores Operating Trust";

"**LSOT Notes**" means, collectively, the Series 1 LSOT Notes and Series 2 LSOT Notes of LSOT issued under the Note Indenture;

"**LSOT Unitholders**" means, at the relevant time, the holders of the LSOT Units;

"**LSOT Units**" means the trust units of LSOT;

"**LTIP**" means the long-term incentive plan of Liquor Stores LP;

"**LTO**" means "a limited time offer" made available by a liquor manufacturer to all retailers to purchase products at a discount to the regular wholesale price;

"**LWGI**" means Liquor World Group Inc., a corporation incorporated under the ABCA;

"**Management**" means senior management of the GP;

"**Non-Competition Agreements**" means the non-competition agreements entered into between each of Henry Bereznicki and Irving Kipnes and the Company as more particularly described under "Material Contracts — Non-Competition Agreements";

"**non-resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Note Indenture**" means the note indenture made between LSOT and the Note Trustee, providing for the issuance of the LSOT Notes;

"**Note Trustee**" means the trustee under the Note Indenture;

"**Ordinary LP Units**" means the ordinary limited partnership units of Liquor Stores LP;

"**Partnership Special Resolution**" means a resolution of the partners of Liquor Stores LP passed with the consent of the holders of at least $66\,^2/_3$% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than $66\,^2/_3$% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Purchased Assets**" has the meaning ascribed thereto under "General Development of the Business – Three Year History";

"**Redemption Price**" has the meaning given to that term under "Liquor Stores Income Fund — Redemption Right";

"**RESP**" means a registered education savings plan as defined in the Tax Act;

"**Securityholders Agreement**" means the agreement entered into among LSOT, the GP and the Vendors providing for, among other things, the governance of the GP;

"**Series 1 LSOT Notes**" means the series 1 notes of LSOT issued under the Note Indenture;

"**Series 2 LSOT Notes**" means the series 2 notes of LSOT issued under the Note Indenture;

"**Special Resolution**" means a resolution of the Voting Unitholders passed by not less than 66 $^{2}/_{3}$% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66 $^{2}/_{3}$% of the Voting Units entitled to vote on such resolution;

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Subordinated LP Units**" means the subordinated exchangeable units of Liquor Stores LP held by the Vendors;

"**subsidiary**" has the meaning set out in the *Securities Act* (Alberta) and includes a partnership or other entity;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Tax Fairness Plan**" means the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan on December 15, 2006.

"**Trustees**" mean the trustees of the Fund from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Unit**" means a trust unit of the Fund other than a Special Voting Unit;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means the holders of Units from time to time;

"**Vendors**" means, collectively, Liquor Depot and Liquor World;

"**Vendor Group**" means, collectively, the Vendors and any shareholder, associate or affiliate of a Vendor, including any family member of a shareholder of a Vendor or any company, trust or other entity owned by or maintained for the benefit of any such person;

"**Voting Units**" means the Units and the Special Voting Units; and

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units.

All dollar amounts set forth in this annual information form are in Canadian dollars

SCHEDULE "B"

LIQUOR STORES INCOME FUND

AUDIT COMMITTEE CHARTER

The term "**Fund**" refers to Liquor Stores Income Fund, the term "**Board**" refers to the board of trustees of the Fund and the term "**Administrator**" refers to Liquor Stores GP Inc. (the "**GP**") in its capacity as administrator of the Fund pursuant to the **Administration Agreement** between the Fund, Liquor Stores Operating Trust ("**LSOT**") and the Administrator. The term "**Governance Agreements**" refers, collectively, to the declaration of trust of the Fund, the declaration of trust of LSOT, the Administration Agreement between the Fund, LSOT and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, the LP and others, the Exchange Agreement between the Fund, LSOT, the GP, the LP and others and the Limited Partnership Agreement governing the LP.

PURPOSE

The Audit Committee (the "**Committee**") is a standing committee appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the Fund's financial reporting including responsibility to:

- oversee the integrity of the Fund's consolidated financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements;
- oversee the qualifications and independence of the Fund's external auditors;
- oversee the work of the Fund's financial management and external auditors in these areas; and
- provide an open avenue of communication between the external auditors, the Board, the board of directors of the GP, the trustees of LSOT, the Administrator and the officers (collectively, "**Management**") of the Fund, the Administrator, the GP and Liquor Stores Limited Partnership ("**Liquor Stores LP**").

In addition, the Committee will review and/or approve any other matter specifically delegated to the Committee by the Board.

COMPOSITION AND PROCEDURES

In addition to the procedures and powers set out in any resolution of the Board, the Committee will have the following composition and procedures:

1. Composition

The Committee shall consist of no fewer than three members. None of the members of the Committee shall be an officer or employee of the Fund, Liquor Stores LP or the GP or any of their respective subsidiaries and each member of the Committee shall be an "independent trustee" (in accordance with the definition of "independent director" from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading); provided that the fact that a trustee is also a director of the GP will not disqualify the trustee from being a member of the Committee provided that the trustee would otherwise be eligible to be a member of the Committee.

2. Appointment and Replacement of Committee Members

Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a trustee. The Board may fill vacancies on the Committee by election from among its members. The Board shall fill any vacancy if the membership of the Committee is less than three trustees. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its power so long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be elected by the Board annually and each member of the Committee shall hold office as such until the next annual meeting of unitholders after his or her election or until his or her successor shall be duly elected and qualified.

3. Financial literacy

All members of the Committee must be "financially literate" (as that term is interpreted by the Board in its reasonable judgment or as may be defined from time to time under the requirements or guidelines for audit committee service under securities laws and the rules of any stock exchange on which the Fund's units are listed for trading) or must become financially literate within a reasonable period of time after his or her appointment to the Committee.

4. Separate Executive Meetings

The Committee will endeavour to meet at least once every quarter, and more often as warranted, with the Chief Financial Officer of the Administrator and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately.

5. Professional Assistance

The Committee may retain special legal, accounting, financial or other consultants to advise the Committee at the Fund's expense.

6. Reliance

Absent actual knowledge to the contrary (which will be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Fund from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by the Administrator, Liquor Stores LP or the GP or their respective senior managements and the external auditors, as to any information, technology, internal audit and other non-audit services provided by the external auditors to the Fund and its subsidiaries.

7. Review of Charter

The Committee will periodically review and reassess the adequacy of this Charter as it deems appropriate and recommend changes to the Board. The Committee will evaluate its performance with reference to this Charter. The Committee will approve the form of disclosure of this Charter, where required by applicable securities laws or regulatory requirements, in the annual proxy circular or annual report of the Fund.

8. Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated.

9. Reporting to the Board

The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

SPECIFIC MANDATES OF THE COMMITTEE

The Committee will:

I. In Respect of the Fund's External Auditors

(a) review the performance of the external auditors of the Fund who are accountable to the Committee and the Board as the representatives of the unitholders of the Fund, including the lead partner of the independent auditor team and make recommendations to the Board as to the reappointment or appointment of the external auditors of the Fund to be proposed in the Fund's proxy circular for unitholder approval and shall have authority to terminate the external auditors;

(b) review the reasons for any proposed change in the external auditors of the Fund which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed replacement auditors before making its recommendation to the Board;

(c) approve the terms of engagement and the compensation to be paid by the Fund to the Fund's external auditors;

(d) review the independence of the Fund's external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

(e) approve in advance all permitted non-audit services to be provided to the Fund or any of its affiliates by the external auditors or any of their affiliates, subject to any *de minimus* exception allowed by applicable law; the Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this subsection;

(f) review the disclosure with respect to its pre-approval of audit and non-audit services provided by the Fund's external auditors;

(g) approve any hiring by the Fund or its subsidiaries of employees or former employees of the Fund's external auditors;

(h) review a written or oral report describing:

(i) critical accounting policies and practices to be used in the Fund's annual audit,

(ii) alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Administrator or other Management and that are significant to the Fund's consolidated financial statements, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and

(iii) other material written communication between the Fund's external auditors and the Administrator or other Management, such as any management letter or schedule of unadjusted differences;

(i) review with the external auditors and Management the general audit approach and scope of proposed audits of the consolidated financial statements of the Fund, Liquor Stores LP and the GP, the objectives, staffing, locations, co-ordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

(j) if a review engagement report is requested of the external auditors, review such report before the release of the Fund's interim consolidated financial statements; and

(k) discuss with the external auditors any difficulties or disputes that arose with the Administrator or other Management during the course of the audit, any restrictions on the scope of activities or access to requested information and the adequacy of the Administrator's or other Management's responses in correcting audit-related deficiencies.

II. In Respect of the Fund's Financial Disclosure

(a) review with the external auditors and Management:

(i) the Fund's audited consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the annual report, the annual information form, the financial information of the Fund contained in any prospectus or information circular or other disclosure documents or regulatory filings of the Fund, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(ii) the Fund's interim consolidated financial statements and the notes and Managements' Discussion and Analysis relating to such consolidated financial statements, the recommendations for approval of each of the foregoing from each of the Chairman of the Board, CEO and CFO of the GP and based on such recommendations provide, where applicable, its own recommendations to the Board for their approval and release of each of the foregoing to the public;

(iii) the quality, appropriateness and acceptability of the Fund's accounting principles and practices used in its financial reporting, changes in the Fund's accounting principles or practices and the application of particular accounting principles and disclosure practices by Management to new transactions or events;

(iv) all significant financial reporting issues and judgments made in connection with the preparation of the Fund's consolidated financial statements, including the effects of alternative methods in respect of any matter considered significant by the external auditor within generally accepted accounting principles on the consolidated financial statements and any "second opinions" sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

(v) the effect of regulatory and accounting initiatives on the Fund's consolidated financial statements and other financial disclosures;

(vi) any reserves, accruals, provisions or estimates that may have a significant effect upon the consolidated financial statements of the Fund;

(vii) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Fund and their impact on the reported financial results of the Fund;

(viii) any legal matter, claim or contingency that could have a significant impact on the consolidated financial statements, the Fund's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Fund's consolidated financial statements;

(ix) review the treatment for financial reporting purposes of any significant transactions that are not a normal part of the Fund's operations; and

(x) the use of any "pro forma" or "adjusted" information not in accordance with generally accepted accounting principles.

(b) review and resolve disagreements between Management and the Fund's external auditors regarding financial reporting or the application of any accounting principles or practices;

(c) review earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Fund gives earning guidance;

(d) establish and monitor procedures for the receipt and treatment of complaints received by the Fund regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically with the Management these procedures and any significant complaints received;

(e) receive from the Chief Executive Officer and the Chief Financial Officer of the Administrator a certificate certifying in respect of each annual and interim report the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws; and

(f) review and discuss the Fund's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities.

III. In Respect of Insurance

(a) review periodically insurance programs relating to the Fund and its investments.

IV. In Respect of Internal Controls

(a) review the adequacy and effectiveness of the Fund's internal accounting and financial controls based on recommendations from Management and the external auditors for the improvement of accounting practices and internal controls; and

(b) oversee compliance with internal controls and the Joint Code of Business Conduct.

V. In respect of Other Items

(a) on an annual basis review and assess committee member attendance and performance and report thereon to the Board and review this Charter and, if required implement amendments to this Charter;

(b) on a quarterly basis review compliance with Governance Agreements;

(c) on a quarterly basis review the prior quarter distributions;

(d) on an annual basis review the dividend reinvestment plan;

(e) on an annual basis review the performance of the Board under the Board's mandate;

(f) on a quarterly basis review compliance with the Joint Disclosure Policy of the Fund.

OVERSIGHT FUNCTION

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Fund's consolidated financial statements are complete and accurate or are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of Management and the Fund's external auditors. The Committee, its Chair and any Committee members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Fund, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities. Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes or otherwise is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Fund's financial information or public disclosure.

EXHIBIT 2.2

Liquor Stores Income Fund

Consolidated Financial Statements
December 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
Suite 1501, TD Tower
10088 – 102 Avenue
Edmonton, Alberta
Canada T5J 3N5
Telephone +1 (780) 441 6700
Facsimile +1 (780) 441 6776

March 7, 2007

Auditors' Report

To the Unitholders of
Liquor Stores Income Fund

We have audited the consolidated balance sheets of **Liquor Stores Income Fund** as at December 31, 2006 and 2005 and the consolidated statements of earnings and cumulative undistributed earnings and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Liquor Stores Income Fund

Consolidated Balance Sheets

As at December 31, 2006 and 2005

	2006 $	2005 $
Assets		
Current assets		
Cash	3,396,967	2,047,400
Accounts receivable	1,524,689	1,102,634
Inventory	49,702,563	34,066,925
Prepaid expenses and deposits	1,158,617	1,552,731
	55,782,836	38,769,690
Pre-opening costs	818,823	471,903
Deposits on future acquisitions (note 5)	1,632,621	-
Equity investment (note 6)	-	422,789
Property and equipment (note 7)	23,040,537	18,007,419
Future income taxes (note 8)	62,400	23,500
Intangible assets (note 9)	806,044	424,293
Goodwill (note 10)	104,953,874	82,676,117
	187,097,135	140,795,711
Liabilities		
Current liabilities		
Bank indebtedness (note 11)	5,455,414	15,492,652
Accounts payable and accrued liabilities (note 17)	5,365,478	3,617,682
Distributions payable to unitholders (note 12)	1,193,645	553,576
Distributions payable to non-controlling interest (note 12)	881,282	752,500
	12,895,819	20,416,410
Long-term debt (note 11)	-	11,352,466
	12,895,819	31,768,876
Contingencies and commitments (notes 4 and 13)		
Non-controlling interest (note 14)	33,495,557	41,700,230
Unitholders' Equity		
Fund Units (note 15)	139,708,519	66,990,066
Cumulative undistributed earnings	997,240	336,539
	140,705,759	67,326,605
	187,097,135	140,795,711

Liquor Stores Income Fund

Consolidated Statements of Earnings and Cumulative Undistributed Earnings

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Sales	221,997,189	157,443,781
Cost of sales, operating, administrative, acquisition and store development	202,497,814	144,488,035
Operating earnings before amortization	19,499,375	12,955,746
Amortization		
Amortization of property and equipment	1,950,024	1,349,357
Amortization of intangible assets	141,810	85,800
Amortization of pre-opening costs	324,857	82,566
	2,416,691	1,517,723
Earnings before the undernoted items	17,082,684	11,438,023
Loss on disposal of property and equipment	-	267,400
Earnings before interest and non-controlling interest	17,082,684	11,170,623
Interest expense		
Interest on bank indebtedness	(824,501)	(604,096)
Interest on long-term debt	(280,320)	(254,874)
	(1,104,821)	(858,970)
Earnings before non-controlling interest	15,977,863	10,311,653
Non-controlling interest	(4,462,634)	(4,213,705)
Net earnings for the year	11,515,229	6,097,948
Cumulative undistributed earnings – beginning of year	336,539	385,437
Distributions declared (note 12)	(10,854,528)	(6,146,846)
Cumulative undistributed earnings – end of year	997,240	336,539
Basic earnings per Unit (note 16)	1.351	1.045
Diluted earnings per Unit (note 16)	1.321	1.029

Liquor Stores Income Fund

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

	2006 $	2005 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	11,515,229	6,097,948
Items not affecting cash		
Amortization	2,416,691	1,517,723
Future income taxes	(27,570)	(9,500)
Equity earnings	(28,237)	(53,031)
Loss on disposal of property and equipment	-	267,400
Non-controlling interest	4,462,634	4,213,705
	18,338,747	12,034,245
Net change in non-cash working capital items	(8,999,881)	(7,469,124)
	9,338,866	4,565,121
Financing activities		
Net proceeds from the issuance of Units (note 15)	64,327,459	28,679,064
Increase (decrease) in bank indebtedness	(9,922,759)	3,270,280
Proceeds of long-term debt	-	11,454,549
Repayment of long-term debt	(11,352,466)	(7,500,000)
Distributions paid to unitholders	(10,214,459)	(5,951,460)
Distributions paid to non-controlling interest	(4,170,506)	(4,362,147)
Dividends paid to non-controlling interest by subsidiaries	(48,018)	-
	28,619,251	25,590,286
Investing activities		
Business acquisitions (note 4)	(30,267,516)	(26,166,855)
Deposits on future acquisitions	(1,632,621)	-
Purchase of property and equipment	(3,836,636)	(2,618,341)
Intangible assets	(200,000)	-
Pre-opening costs	(671,777)	(389,515)
Repayment from equity investee	-	62,900
	(36,608,550)	(29,111,811)
Increase in cash	1,349,567	1,043,596
Cash – Beginning of year	2,047,400	1,003,804
Cash – End of year	3,396,967	2,047,400

Supplemental disclosure of cash flow information (note 19)

1 Nature of operations and organization

Liquor Stores Income Fund (the "Fund") is an unincorporated, open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004.

As at December 31, 2006, the Fund operated 97 (2005 – 70) retail liquor stores in Alberta and 8 (2005 – 5) retail liquor stores in British Columbia. Of these stores, 94 (2005 – 72) were acquired by the Fund and 11 (2005 – 3) were developed by the Fund.

2 Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, goodwill is assessed for impairment based on estimates of fair value and amortization of property and equipment is based on their estimated useful lives. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in income in the period in which they become known.

a) Basis of presentation

These consolidated financial statements include the accounts of the Fund, its wholly owned subsidiaries Liquor Stores Operating Trust, Liquor Stores LP, Liquor Stores GP Inc. and several operating subsidiaries thereof, its 50% owned subsidiary Vines of Riverbend Limited Partnership ("Vines), and its 80% owned subsidiary Corinthia Liquor Store Limited Partnership. All inter-entity balances and transactions have been eliminated on consolidation. Vines was accounted for using the equity method in 2005. Certain comparative figures have been reclassified to conform with the current year presentation.

b) Revenue recognition

Revenue is generated from sales to customers through retail stores and licensee sales to commercial customers. Revenue from retail sales is recognized at the point of sale and from commercial sales at the time of shipment.

c) Cash

Cash consists of cash on hand and balances with banks.

d) Inventory

Inventory, consisting primarily of liquor for resale, is valued at the lower of cost, determined on the first in, first out basis, and net realizable value.

e) Pre-opening costs

Pre-opening costs represent incremental direct costs incurred in acquiring and developing new retail liquor stores. The Fund defers such expenditures incurred during the pre-operating period. These costs are amortized over the 24 months after a developed store commences operations. Costs related to acquired stores are added to the cost of the purchase at the date of acquisition. Costs incurred relating to locations that are subsequently abandoned are expensed in the period of abandonment.

f) Property and equipment

Property and equipment is recorded at cost, which is amortized over the estimated useful lives of assets on a straight-line basis at annual rates disclosed in note 7. The Fund will test its property and equipment for impairment when events and circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

g) Goodwill

Goodwill represents the excess of the cost of an acquired business over the fair value of the identifiable net assets acquired. Goodwill is not amortized, but is assessed for impairment at least annually or when events and circumstances indicate the carrying value may not be recoverable. The Fund uses the two step impairment test as outlined in the CICA Handbook to determine if there is impairment in the carrying value of goodwill.

h) Intangible assets

Intangible assets consisting of acquired customer relationships, retail liquor licenses and business permits, and property leases acquired at less than market rates are recorded at cost.

The amount attributed to customer relationships is amortized over five years and the amount attributed to property leases is amortized over the remaining term of the lease. The Fund will assess the carrying value of limited life intangible assets for impairment when events or circumstances warrant such a review. An impairment loss is recorded when it is determined that the carrying amount of the assets is no longer recoverable and exceeds their fair value.

Retail liquor licenses and business permits to operate a retail liquor store have an indefinite life and are therefore not amortized. The Fund will assess the carrying value of this unlimited life intangible asset for impairment annually, or more frequently, if events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recorded when it is determined that the carrying amount is no longer recoverable and exceeds its fair value.

i) Income taxes

Incorporated subsidiaries of the Fund use the asset and liability method of accounting for future income taxes. Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

Pursuant to the *Income Tax Act* as presently enacted, the Fund, as a trust, is not subject to income taxes to the extent that income and taxable capital gains are paid or payable to unitholders.

On October 31, 2006, the Government of Canada announced its Tax Fairness Plan which proposed changes to the way income trusts and their unitholders will be taxed beginning in 2011. Under the draft legislative proposals released on December 21, 2006, distributions paid or payable by the Fund will not be deductible in the computation of taxable income. This legislation has not been substantively enacted.

j) Unit-based compensation

The Fund's unit-based compensation plans consist of a Long Term Incentive Plan for the benefit of certain employees and a Deferred Share Unit Plan for the benefit of Fund trustees and directors as further described in note 18. The Fund accounts for unit-based compensation using the fair value method, in which the fair value of compensation is measured at the grant date and recognized over the service period.

3 Future accounting policy changes

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

4 Business Acquisitions

a) 2006 Acquisitions

During the year ended December 31 2006, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. Certain purchase price allocations are preliminary and are subject to change once the final valuations of assets acquired are completed and the final determination of costs related to the acquisition have been made.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	3,002,215
Goodwill (1)	22,277,757
Intangible assets	323,562
	25,603,534
Net working capital	4,663,983
Cash paid	30,267,517

(1) Of the goodwill resulting from business acquisitions, $16,241,412 is deductible for tax purposes at 7% per year.

For three agreements entered into in 2005 for the purchase of certain stores, the Fund may be required to make contingent payments as follows: i) $100,000 each year for the next five years provided that certain store sales threshold are achieved; ii) 1% of gross sales of certain stores payable quarterly for the next four years to a cumulative maximum of $450,000; and iii) on March 15, 2008 and 2009, a payment equal to 50% times a multiple of earnings less payments to date .

Given the uncertainty with respect to the amount and timing of such payments, no amount has been recorded with respect to this contingent consideration. The Fund will recognize additional consideration payable and goodwill when the outcome of these contingencies becomes determinable. During the year, the Fund paid contingent consideration of $124,775 (2005 – nil), which was recorded as additional goodwill.

b) 2005 Acquisitions

During the year ended December 31 2005, the Fund completed the acquisition of 22 retail liquor store businesses, none of which are individually material. The business acquisitions have been accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The purchase price allocated to the assets acquired and the liabilities assumed, based on their fair values, is as follows:

	$
Property and equipment	4,821,570
Goodwill [1]	15,732,478
Intangible assets	103,627
	20,657,675
Net working capital	5,560,330
Cash paid	26,218,005

(1) Of the goodwill resulting from business acquisitions, $10,878,069 is deductible for tax purposes at 7% per year.

5 Deposits on future acquisitions

At December 31, 2006 the Fund had tendered deposits for 5 retail liquor stores in the amount of $1,632,621 (December 31, 2005 – nil). In addition, deposits for inventory and working capital in the amount of $306,252 were included in prepaid expenses and deposits at December 31, 2006 (note 22). Subsequent to December 31, 2006 the Fund drew down the future business acquisitions deposits by $300,000 through the purchase of one retail liquor store.

6 Equity investment

	2006 **$**	**2005** **$**
Shares – 50%	-	1
Equity earnings	-	53,031
Advances	-	369,757
	-	422,789

During the year, the Fund consolidated this investment as a subsidiary.

7 Property and equipment

				2006
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	19,707,246	2,314,287	17,392,959
Operating equipment	10	2,362,246	372,118	1,990,128
Office equipment and fixtures	10	991,990	159,550	832,440
Computer equipment	20	1,393,000	308,236	1,084,764
Automotive	20	367,625	118,488	249,137
Signage	10	962,550	149,462	813,088
Shelving and racking	10	805,964	127,943	678,021
		26,590,621	3,550,084	23,040,537

				2005
	Rate %	Cost $	Accumulated amortization $	Net book value $
Leasehold improvements	7	14,904,591	1,085,941	13,818,650
Operating equipment	10	1,773,400	165,453	1,607,947
Office equipment and fixtures	10	696,971	75,055	621,916
Computer equipment	20	676,159	101,789	574,370
Automotive	20	307,386	50,987	256,399
Signage	10	683,564	67,374	616,190
Shelving and racking	10	570,601	58,654	511,947
		19,612,672	1,605,253	18,007,419

8 Future income taxes

The Fund records income taxes relating to temporary differences and income earned by corporate subsidiaries of the Fund. The components of future income taxes are as follows:

	2006 $	2005 $
Future income tax liabilities		
Goodwill	21,756	5
Property and equipment	27,832	6,291
Pre-opening costs	37,914	26,364
	87,502	32,660
Future income tax assets		
Non-capital losses	137,529	56,160
Deferred lease inducement	12,373	-
	149,902	56,160
Net future income tax asset	62,400	23,500

The Fund has recognized future income taxes related to non-capital losses of $715,354 (2005 – $312,000) available in a subsidiary to offset income of future years. If not utilized, $151,109 will expire in 2015 and $564,245 in 2016.

The Fund does not record income taxes relating to the remaining temporary differences nor the remaining income earned by the Fund. Unitholders of the Fund will be responsible for these income taxes. The differences between the tax bases and the reported amounts of the Fund's assets and liabilities for which future income taxes are not recorded are as follows:

	2006 $	2005 $
Goodwill	34,724,095	31,904,402
Property and equipment	7,036,482	7,523,086
Deferred lease inducements	-	(8,498)
Issue costs	(6,179,651)	(4,344,003)
Pre-opening costs	561,852	325,437
Intangible assets	288,333	368,957
	36,431,111	35,769,381

Of the difference relating to goodwill, $30,147,781 (2005 - $29,681,693) is not deductible for tax purposes.

9 Intangible assets

			2006
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	52,686	86,372
Retail liquor licenses and business permits	211,000	-	211,000
Leases	706,131	197,459	508,672
	1,056,189	250,145	806,044

			2005
	Cost $	Accumulated amortization $	Net $
Customer relationships	139,058	24,874	114,184
Retail liquor licenses and business permits	11,000	-	11,000
Leases	382,569	83,460	299,109
	532,627	108,334	424,293

During the year, there was $530,650 in additions to intangible assets. Of the additions, $330,650 are subject to amortization.

10 Goodwill

	2006 $	2005 $
Balance – Beginning of year	82,676,117	66,943,639
Business acquisitions (note 4)	22,277,757	15,732,478
Balance – End of year	104,953,874	82,676,117

11 Bank indebtedness and long-term debt

Bank indebtedness

The Fund has an available $32 million operating line, with a seasonal bulge to $38 million between October 1 and February 28. Interest on bank indebtedness is payable at the lender's prime rate. As at December 31, 2006, the bank indebtedness rate of interest was 6% (2005 – 5.25%) and $7,532,285 (2005 - $16,893,885) was drawn on the operating line, offset by outstanding cheques and deposits of $2,076,871 (2005 - $1,401,233).

Long-term debt

Interest on long-term debt is payable at the lender's prime rate plus 0.25%. As of December 31, 2006 the effective long-term debt rate of interest was 6.25% (December 31, 2005 – 5.50%). There was no long-term debt outstanding at December 31, 2006.

The Fund has an available $30.8 million credit facility consisting of a $14.5 million committed non-revolving loan to be used in financing capital assets of the Fund, a $15 million committed non-revolving loan to assist in financing the acquisition and development of liquor stores, a $0.65 million demand loan to cover electronic funds transfer payments, and a $0.65 million demand non-revolving loan to be used in financing motor vehicle and other asset acquisitions.

The bank indebtedness and long-term debt are collateralized by a general security agreement covering all present and after acquired personal property of Liquor Stores LP, a subsidiary of the Fund, and also by a floating charge over all of Liquor Stores LP's present and after acquired real property and an assignment of Liquor Stores LP's insurance. The assets of Liquor Stores LP represent substantially all of the Fund's assets.

12 Distributions

Distributions are determined in accordance with the Trust Indenture, and are based on earnings, before amortization, but reduced by capital expenditures. Distributions totalling $1.24 (2005 – $1.05) per Unit for each of Fund Units, Exchangeable LP Units and Subordinated LP Units were declared by the Fund for the year:

						2006
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	10,854,528	9,660,883	4,299,287	3,418,005	15,153,815	13,078,888

						2005
	Fund Units		Exchangeable LP Units and Subordinated LP Units		Total	
	Declared $	Paid $	Declared $	Paid $	Declared $	Paid $
Distributions	6,146,846	5,593,270	4,393,125	3,640,625	10,539,971	9,233,895

At December 31, 2006, distributions payable to unitholders was $1,193,645 (2005 – $553,576) and distributions payable to non-controlling interest was $881,282 (2005 – 752,500). Distributions outstanding as at December 31, 2005 were paid in 2006.

13 Commitments

The Fund occupies its head office and retail locations under lease agreements with varying terms from five to twenty-five years, expiring from January 2007 to August 2026. The leases provide for minimum annual lease payments as follows:

	$
Years ending December 31, 2007	6,700,563
2008	6,297,854
2009	5,126,590
2010	4,109,733
2011	3,546,047
Aggregate of all years thereafter	8,969,063
	34,749,850

14 Non-controlling interest

Exchangeable and Subordinated Unitholders

	Liquor Stores LP Exchangeable LP Units #	Liquor Stores LP Subordinated LP Units #	Total #
Liquor Stores Limited Partnership			
Balance December 31, 2004	2,075,000	2,125,000	4,200,000
Exchanged for Fund Units	(49,683)	-	(49,683)
Balance – December 31, 2005	2,025,317	2,125,000	4,150,317
Exchanged for Fund Units	(848,637)	-	(848,637)
Balance – December 31, 2006	1,176,680	2,125,000	3,301,680
Fund Special Voting Units – December 31, 2006	1,176,680	2,125,000	3,301,680
	$	$	$
Balance – December 31, 2004	20,935,999	21,440,481	42,376,480
Earnings	2,074,922	2,138,783	4,213,705
Exchanged for Fund Units	(496,830)	-	(496,830)
Distributions declared (note 12)	(2,162,215)	(2,230,910)	(4,393,125)
Balance – December 31, 2005	20,351,876	21,348,354	41,700,230
Earnings	1,561,740	2,776,427	4,338,167
Exchanged for Fund Units	(8,390,994)	-	(8,390,994)
Distributions declared (note 12)	(1,642,824)	(2,656,463)	(4,299,287)
Balance – December 31, 2006	11,879,798	21,468,318	33,348,116
Subsidiaries			
Balance – December 31, 2005			-
Arising from current year acquisitions			70,992
Earnings			124,467
Dividends paid			(48,018)
Balance – December 31, 2006			147,441
Total			33,495,557

Liquor Stores LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by Liquor Stores LP have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the exchangeability terms as described below. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Each Exchangeable LP Unit entitles the holder to receive distributions pro rata with distributions made on Fund Units.

Liquor Stores LP Subordinated LP Units ("Subordinated LP Units")

The Subordinated LP Units have economic and voting rights equivalent to the Fund Units (note 15), except in connection with the subordination terms as described below. As a result, they have been treated as non-controlling interest, in accordance with the CICA Emerging Issues Committee Abstract #151.

Distributions are to be made monthly on the Fund Units (note 15) and Exchangeable LP Units to the extent cash is available to make cash distributions. Distributions on the Subordinated LP Units are subordinated and are made quarterly in an amount equal to the amount distributed per Ordinary LP Units and Exchangeable LP Units during such fiscal quarter, only after the distributions have been made on the Ordinary LP Units and Exchangeable LP Units and to the extent cash is available to make such distributions.

The Subordinated LP Units will be automatically exchanged for Exchangeable LP Units on a one-for-one basis (and the subordination provisions will only apply until) as at the end of any fiscal year ending on or after December 31, 2007 if, for that fiscal year, the Fund has earned EBITA (earnings before interest, taxes and amortization) of at least $9,836,000 and the Fund has paid distributions of at least $1.00 per LP Unit for such fiscal year.

In the event that a take-over bid by a person acting at arm's length to the holders of the Subordinated LP Units is accepted by holders of the Fund Units representing 20% or more of the issued and outstanding Units of the Fund on a fully diluted basis, or in the event of certain other acquisition transactions in respect of the Fund, the subordination provisions will terminate and the Subordinated LP Units will automatically convert into Exchangeable LP Units on a one-for-one basis.

Fund Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units and Subordinated LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units and Subordinated LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon a transfer of the Exchangeable LP Units or the Subordinated LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable LP Units or the Subordinated LP Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

15 Unitholders' equity

Fund Units

Units outstanding and capital contributions are as follows:

	Number of units #	Issue costs $	Net capital contributions $
Balance – December 31, 2004	4,300,000	5,185,828	37,814,172
Units issued on March 2, 2005	1,830,000	1,332,936	28,679,064
Issued for Exchangeable LP Units	49,683	-	496,830
Balance – December 31, 2005	6,179,683	6,518,764	66,990,066
Units issued on March 15, 2006	1,600,000	1,756,582	30,643,418
Units issued on October 2, 2006	1,600,000	1,995,959	33,684,041
Issued for Exchangeable LP Units	848,637	-	8,390,994
	10,228,320	10,271,305	139,708,519

During the year, the Fund issued 1,600,000 Fund Units at $22.30 per Fund Unit and 1,600,000 Fund Units at $20.25 per Fund Unit for aggregate proceeds of $68,080,000. The costs of issuance of the units were $3,752,541 resulting in net proceeds of $64,327,459. The Fund used the net proceeds from the issuances to temporarily repay bank indebtedness and long-term debt and for liquor store acquisitions and development.

An unlimited number of Fund Units may be created and issued pursuant to the Declaration of Trust. Each Fund Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding up of the Fund. All Fund Units entitle the holder thereof to one vote and each Fund Unit has equal voting rights and privileges.

16 Earnings per Unit

	2006 $	2005 $
Net earnings – numerator utilized in basic Earnings per Unit	11,515,229	6,097,948
Non-controlling interest (note 14)	4,338,167	4,213,705
Earnings – numerator utilized in diluted Earnings per Unit	15,853,396	10,311,653
	#	#
Units outstanding – Beginning of period	6,179,683	4,300,000
Weighted average of Units issued	2,345,239	1,537,614
Denominator utilized in basic Earnings per Unit	8,524,922	5,837,614
Exchangeable and Subordinated Units	3,475,215	4,186,551
Denominator utilized in diluted Earnings per Unit	12,000,137	10,024,165
	$	$
Earnings per Unit – Basic	1.351	1.045
Earnings per Unit – Diluted	1.321	1.029

17 Related party transactions

During the year, the Fund incurred professional fees of $178,144 (2005 – $257,197) to a law firm of which a director of a subsidiary of the Fund is a partner. Rent paid to companies controlled by directors of a subsidiary of the Fund amounted to $84,490 (2005 – $81,193). During the year, the Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the Fund, relating to the supervision of construction of acquired and developed stores, in the amount of $116,294 (2005 – $83,647). These operating and administrative expenses are incurred in the normal course of business at terms similar with unrelated parties and are measured at the exchange amount. Included in accounts payable and accrued liabilities is $4,307 (2005 – $94,848) relating to these transactions.

18 Unit-based compensation plans

a) Long term incentive plan

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

The Plan is managed through a separate trust, which is considered a variable interest entity. As the Fund is the primary beneficiary, the Fund consolidates the Plan in its financial statements.

If the distributable cash flow per unit exceeds the base distribution, a percentage of the distributable cash (the participation rate) is contributed by the Fund into a separate trust (the "LTIP Trust"). The LTIP Trust will use the funds to purchase Units in the open market or from treasury, and such Units will vest to the eligible employees over a three-year period. Threshold amounts and participation rates are as follows:

Excess percentage	**Participation rate**
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5%, plus 20% of any excess over 10%, plus 25% of any excess over 20%

For the year ended December 31, 2006, the distributable cash per unit of the Fund exceeded the threshold amount. As a result, the Fund will transfer $50,000 to the LTIP Trust in 2007. Compensation expense will be recorded in the years in which vesting occurs. No compensation expense was recorded under the Plan in the year ended December 31, 2006 (2005 - $ nil).

b) Trustee and director deferred unit plan

The Fund has adopted a deferred share unit plan (the "DSU Plan") in 2006 to enhance the ability of the Fund to attract and retain non-employee Trustees and Directors whose training, experience and ability will promote the interests of the Fund and to align the interests of such non-employee Trustees and Directors with the interests of Unitholders. The DSU Plan is designed to permit such non-employee Trustees and Directors to defer the receipt of all or a portion of the cash compensation otherwise payable to them for services to the Fund. As the Fund intends to settle its obligations related to the DSU Plan through cash payments, these obligations are accrued as a liability, which is adjusted to fair value based on the current market value of Units at each reporting date. Awards accruing to DSU Plan participants in the year ended December 31, 2006 totalled $99,781 (2005 - $ nil), which were recorded as compensation expense in the year. As at December 31, 2006 participants have earned 5,183 Units under the DSU Plan (2005 – nil).

c) Deferred performance bonus

Subsequent to year-end, the Fund approved a special deferred bonus in the amount of $950,000 to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Fund Units which will vest over a three-year period. Compensation expense will be recorded in the years in which vesting occurs. As the grant date for this award is subsequent to year-end, no compensation expense was recorded for this deferred bonus in the year ended December 31, 2006.

19 Supplemental disclosure of cash flow information

	For the year ended December 31, 2006 $	For the year ended December 31, 2005 $
Interest paid	1,104,821	882,318
Income taxes paid	15,551	-

20 Segmented information

The Fund identifies operating segments based on business activities, management responsibility, and geography. The Fund operates within a single operating segment, being the operation of retail liquor stores in Canada. All of the Fund's assets are located in Canada.

21 Financial instruments

The Fund, as part of its operations, is party to a number of financial instruments. These financial instruments include accounts receivable, advances to equity investee, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. It is management's opinion that the Fund is not exposed to significant interest, currency or credit risk arising from these financial instruments, except as described below.

Credit risk

The Fund is exposed to credit risk from its licensee customers in the normal course of business, which is mitigated by credit management policies. The Fund is not subject to significant concentration of credit risk with respect to its customers, however all trade receivables are due from organizations in the Alberta and British Columbia hospitality industry.

Interest rate risk

The Fund is exposed to interest rate cash flow risk on its floating rate bank indebtedness and long-term debt, as described further in note 11.

Fair value disclosure

The carrying amount of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value either due to their relatively short-term maturities or interest rates which approximate market rates. The fair value of advances to equity investees cannot be determined since the advances do not have specified terms and no active market for the advances exists. The carrying values of long-term debt approximate the fair value of the long-term debt as the interest rate affecting this instrument approximates market rates.

22 Economic dependence

Under Alberta provincial legislation the Fund is required to purchase liquor and related products from the Alberta Gaming and Liquor Commission. As the Fund's income is derived entirely from the sale of liquor and related products, its ability to continue viable operations is dependent upon maintaining its relationship with this main supplier.

The Fund is dependent on Connect Logistics Services Inc. and Brewers Distributor Ltd. in Alberta and the Liquor Distribution Branch in British Columbia for the substantial majority of its products. Any significant disruption in the operations of these organizations resulting in interruption in supply would have a material adverse effect on liquor store operations including the operations of the Fund.

23 Subsequent events

Subsequent to December 31, 2006, the Fund completed the acquisition of an additional retail liquor store business. The aggregate purchase price (including inventory) for the acquisition was approximately $4 million and was paid in cash from existing facilities and proceeds from the issuance of Fund Units (note 15).

On January 9, 2007, the Fund filed a statement of claim against the vendors of a group of retail stores acquired by the Fund in 2006. The claim asserts that the vendor group breached the terms of the agreement, made material misrepresentations and engaged in conduct contrary to their express and implied obligations under the agreement. Amounts received, if any, from this claim will be recorded in the period of settlement. Approximately $900,000 currently held in trust pertaining to this acquisition is included in deposits on future acquisitions and $306,252 for inventory and working capital is included in prepaids and deposits (note 5).

EXHIBIT 2.3

LIQUOR DEPOT

LIQUOR WORLD

LIQUOR STORES INCOME FUND

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

For the Year Ended December 31, 2006
As of March 7, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements and accompanying notes of Liquor Stores Income Fund (the "Fund") for the year ended December 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements unless otherwise stated.

Throughout this MD&A references are made to "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures". See also "Risk Factors" and "Forward-Looking Statements" below.

References to the Tax Fairness Plan in this MD&A are to the Tax Fairness Plan announced by the Federal Minister of Finance on October 31, 2006, the related draft legislation introduced by the Minister on December 21, 2006 and the "safe harbour" growth guidelines issued in connection to the Tax Fairness Plan by the Federal Department of Finance on December 15, 2006.

This MD&A is dated March 7, 2007.

OVERVIEW OF THE FUND

Issuance of Units and Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta. The trust units ("Units") of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN. Through its 75.6% ownership of Liquor Stores Limited Partnership ("Liquor Stores LP"), the Fund operates 105 retail liquor stores in Alberta and British Columbia and management believes it is the largest liquor store operator in Alberta by number of stores and one of the two largest by revenue.

The Fund commenced business operations on September 28, 2004, when it completed its initial public offering of Units and acquired the net assets of The Liquor Depot Corporation and Liquor World Group Inc. and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors") for $97.4 million in cash and Subordinated and Exchangeable LP Units.

In March 2005, March 2006 and October 2006 the Fund issued 1,830,000, 1,600,000 and 1,600,000 Units, respectively, from treasury for aggregate net proceeds of $93.1 million. In conjunction with the March 2006 offering, the Vendors sold 827,132 Units by way of a secondary offering. As at March 7, 2007 there are 10,229,745 Units and 3,300,255 subordinated and exchangeable units outstanding. The Vendors now have a 24.4% non-controlling interest in Liquor Stores LP.

The net proceeds of the March 2005 and March 2006 issuances were used to acquire or develop 55 retail liquor stores and to temporarily repay bank financing. The net proceeds of the October 2006 issuance are also being used to temporarily repay bank financing related to inventory and will be used to fund future acquisitions and development of retail liquor stores. From inception to December 31, 2006, the aggregate cost to acquire and develop retail liquor stores, exclusive of working capital, is approximately $53.4 million.

Subsequent to December 31, 2006, the Fund completed the acquisition of one retail liquor store in Calgary, Alberta. The Fund has also closed a small store in the same market area. The Fund has commitments in place to date that will see an additional six stores being developed and opened in 2007 and several more are under negotiation.

As at March 7, 2007, the Fund operates 105 retail liquor stores located in the following communities:

	Alberta			British Columbia		
	Edmonton	Calgary	Other	Lower Mainland	Other	Total
Number of Stores	42	35	20	3	5	105

References to Edmonton and Calgary are to stores located in or near those urban centres.

Other communities served in Alberta include Red Deer (3), Lethbridge (1), Fort McMurray (5), Slave Lake (3), Banff (1), Canmore (2), Grande Prairie (2), Edson (2) and High River (1).

In British Columbia other communities served include Victoria (1), Kamloops (1), Kelowna (2) and Chilliwack (1). The Fund also operates a pub connected to a retail liquor store in British Columbia.

Business of the Fund

The Province of Alberta is the only province in Canada that has a fully privatized retail distribution system for adult beverages. With 98 liquor stores operating in Alberta, where there are approximately 1,050 liquor stores, the Fund is the largest liquor store operator by number of stores. We believe that the Fund is one of the two largest liquor store operators in Alberta by revenue.

The Fund also operates eight stores and a pub in British Columbia. The Province of British Columbia's model for liquor distribution is a blend of approximately 600 private stores and 208 government operated stores. There are also approximately 400 agency stores that service small communities.

Distributable Cash and Cash Distributions

The Fund's policy is to distribute available cash from operations to unitholders to the extent determined prudent by the trustees of the Fund. Cash available for distribution is after cash required for maintenance capital expenditures, working capital reserve, and other reserves considered advisable by the trustees, including a provision for awards related to the Fund's long-term incentive plan (the "LTIP"). The policy allows the Fund to make stable monthly distributions to its unitholders based on estimates of distributable cash. The Fund pays cash distributions on or about the 15th of each month to unitholders of record on the last business day of the previous month.

The Fund reviews its historic and expected results on a regular basis. This review includes consideration of the expected performance of existing and new stores, the competitive environment and economic conditions, including labour market trends.

Based on this review and the financial performance of the Fund, cash distributions have been made or are contemplated as follows:

Payment Dates	Monthly	Annualized
November 15, 2004 to May 16, 2005	$0.08333	$1.000
June 16, 2005 to January 16, 2006	$0.08958	$1.075
February 15, 2006 to October 16, 2006	$0.10000	$1.200
November 15, 2006 to March 15, 2007	$0.11667	$1.400
Commencing April 13, 2007[1]	$0.12500	$1.500

Notes:

(1) *On February 7, 2007, the Fund announced an increase in the level of its cash distributions from $0.1167 per month to $0.125 per month commencing with the April 13, 2007 distribution.*

Distributions declared during the year ended December 31, 2006 were $15,153,815 or $1.24 per Unit. On a weighted average basis, distributable cash per Unit was $1.39 for the year. Since inception, distributable cash has exceeded cash distributions by $3,521,400 resulting in a cumulative payout ratio of approximately 88%.

For 2006, the tax deferred portion of distributions for Canadian federal income tax purposes was approximately 28%. It is proposed under the Tax fairness Plan that the taxable income distributed by the Fund be taxed commencing in 2011 or earlier in some circumstances more fully described under the heading "Tax Fairness Plan" below. The Fund is actively reviewing the implications of the Tax Fairness Plan to its unitholders of deferring elective tax deductions until the new regime is in place. As such, the Fund cannot now determine the portion, if any, of the 2007 distributions that will be tax deferred.

Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)

The Fund views distributable cash as an important measure to unitholders as the Fund's objective is to provide a stable and sustainable flow of distributable cash to unitholders. The following table summarizes the distributable cash of the Fund for the three and twelve months ended December 31, 2006 and 2005:

	Three months ended December 31,		Year ended December 31,	
	2006	2005	2006	2005
Cash provided by operating activities	$ 6,165,712	$ (106,229)	$ 9,338,866	$ 4,565,121
Net change in non-cash working capital	675,948	4,630,714	8,999,881	7,469,124
LTIP provision	350,000	–	(50,000)	–
Deferred performance bonus	(950,000)		(950,000)	
Provision for non-growth property and equipment	(212,342)	(27,461)	(600,000)	(656,266)
Distributable cash	$ 6,029,318	$ 4,497,024	$ 16,738,747	$ 11,377,979
Weighted average units outstanding	13,495,218	10,330,000	12,000,137	10,024,165
Distributable cash per weighted average Unit	$0.45	$0.44	$1.39	$1.14
Distributions declared per unit	$0.35	$0.27	$1.24	$1.05
Basic earnings per unit	$0.45	$0.38	$1.35	$1.04
Diluted earnings per unit	$0.45	$0.37	$1.32	$1.03

Distributable cash is a Non-GAAP Measure. Adjustments related to non-cash working capital, obligations in respect of the LTIP and expenditures and provisions for maintenance capital are necessary to reconcile distributable cash to its nearest GAAP measure, cash provided by operating activities.

Net Change in Non-cash Working Capital

The Fund's investment in non-cash working capital is primarily related to increased inventory levels. This increase includes the cost of purchasing inventory for stores the Fund develops and opens, the cost of increasing inventory in acquired stores subsequent to their acquisition date, and an increase in current inventory purchased at times when favourable buying conditions exist. Other changes in non-cash working capital are relatively insignificant. The net change in non-cash working capital is added back to cash provided by operating activities in order to fairly reflect the Fund's historic and prospective ability to pay cash distributions.

LTIP Provision

The LTIP is a variable interest entity and is consolidated in the Fund's financial statements. Funding for the LTIP occurs subsequent to the approval of the Fund's annual financial statements. For accounting purposes, the compensation expense related to the LTIP is recognized as LTIP awards vest. Awards under the LTIP are calculated with reference to distributable cash per Unit. Although LTIP awards have no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Deferred Performance Bonus

A special deferred bonus in the amount of $950,000 has been awarded to reward key management personnel for operational performance of the Fund for the year ended December 31, 2006. The bonus will be paid in Units which will vest over a three-year period. For accounting purposes, the compensation expense related to the deferred bonus is recognized as the Units vest. Although this bonus has no impact on current cash provided by operating activities, the likelihood of those awards requiring a cash payment is such that management believes they should be included in the calculation of distributable cash.

Provision for Non-growth Property and Equipment

Non-growth property and equipment expenditures refer to capital expenditures that are necessary to sustain current productive capacity, principally store renovations and equipment replacement, together with reserves for further expenditures to maintain productive capacity. Routine repairs and maintenance expenditures are expensed. Management believes that maintenance non-growth property and equipment expenditures should be funded by cash provided operating activities and therefore included in the calculation of distributable cash. Capital spending for growth initiatives is expected to improve future distributable cash or is funded as part of the financing plan for specific acquisition or development initiatives and as such is not deducted from cash provided by operating activities.

The following table provides an analysis of the total expenditures on property and equipment, the amounts reserved for further non-growth expenditures and the amounts charged to expense in the Fund's accounts for repairs and maintenance:

	Three months ended December 31,		**Year ended December 31,**	
	2006	**2005**	**2006**	**2005**
Purchase of property and equipment from the Statement of Cash Flows	$ 1,687,736	$ 910,398	$ 6,838,851	$ 2,618,341
Growth expenditures including amounts relating to development and acquired stores	(1,550,948)	(882,937)	(6,514,405)	(1,962,075)
Purchase of non-growth property and equipment	136,788	27,461	324,446	656,266
Provision for further non-growth property and equipment expenditures	75,554	–	275,554	–
Total provision for non-growth property and equipment	212,342	27,461	600,000	656,266
Repairs and maintenance	126,789	55,589	310,534	215,046
Total expenditures for non-growth property and equipment purchases and repairs and maintenance expense	$ 338,131	$ 83,050	$ 910,534	$ 871,312

Amounts relating to the development and acquisition of stores are considered growth expenditures. Growth expenditures are not included in the calculation of distributable cash.

SELECTED FINANCIAL INFORMATION AND RESULTS FROM OPERATIONS

Operating Results

The following table summarizes the operating results for the quarter and year ended December 31, 2006 with comparative figures for 2005:

	Three months ended December 31,		Year ended December 31,	
	2006 (unaudited)	2005 (unaudited)	2006 (unaudited)	2005 (unaudited)
Number of stores at December 31			105	75
Sales	$ 71,009,534	$ 50,685,505	$ 221,997,189	$ 157,443,781
Cost of sales, administrative, operating, and store acquisition and development expenses	63,869,351	45,922,695	202,497,814	144,508,035
Operating margin [(1)]	$ 7,140,183	$ 4,762,810	$ 19,499,375	$ 12,935,746
Percent of Sales	10.1%	9.4%	8.8%	8.2%

Note:

(1) *Operating margin has been calculated as described under "Non-GAAP Measures"*

Sales

Sales for the year ended December 31, 2006 increased by $64.6 million to $222.0 million from $157.4 million for the year ended December 31, 2005. The $64.6 million increase comprises:

- an increase in same store sales of $8.8 million or 7.2% to $130.5 million for the year ended December 31, 2006
- an additional $28.9 million in sales to $64.6 million for the 25 stores acquired or opened in 2005
- sales of $26.9 million for the 30 stores acquired or opened in 2006.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

Sales for the fourth quarter ended December 31, 2006 increased by $20.3 million to $71.0 million from $50.7 million in the fourth quarter of 2005. The $20.3 million increase comprises:

- an increase in same stores sales of $3.3 million or 7.1%
- sales of $17 million for stores that were acquired or opened after September 30, 2005

Management believes a major factor contributing to the Fund's strong same stores sales increases is the strength of the provincial economies of Alberta and British Columbia.

Combined Cost of Sales, Administrative, Operating and Acquisition and Store Development Expense ("Operating Expense")

Operating Expense for 2006 increased to $202.5 million, which is $58.0 million higher than in 2005. These increases are consistent with the increase in number of stores being operated. For the three months ended December 31, 2006 Operating Expense was $63.9 million compared to $45.9 million in the same period of 2005.

Operating Margin

Operating margin (as defined under Non-GAAP Measures) increased to $19.5 million for the year ended December 31, 2006 from $12.9 million in 2005. Operating margin as a percentage of sales was 8.8% for the year ended December 31, 2006 compared to 8.2% in 2005.

For the quarter ended December 31, 2006, operating margin increased by $2.4 million over the same period in 2005 to $7.1 million. As a percentage of sales, operating margin increased to 10.1% for the quarter compared to 9.4% for the same period last year.

For both the year and the quarter the factors contributing to the improvement in operating margin as a percent of sales compared to the same periods of 2005 are the benefit of increased product margins due to increased sales volumes and improved product margin rates. These were partially offset by upward pressure on hourly wage rates in Alberta and an increase in head office staffing to accommodate the Fund's growth strategy.

Earnings before Non-controlling Interest and Net Earnings

Earnings before non-controlling interest for the year ended December 31, 2006 of $16.0 million increased over the same period in 2005, which had earnings before non-controlling interest of $10.3 million. Fourth quarter 2006 earnings before non-controlling interest of $6.2 million compared to $3.7 million for the fourth quarter of 2005.

Net earnings for the year increased by $5.4 million over 2005 to $11.5 million. For the three-month period ended December 31, 2006 net earnings increased by $2.4 million to $4.6 million from $2.2 million in 2005.

Income Taxes

Under existing income tax legislation, the Fund deducts distributions to unitholders that are not a return of capital in the determination of its taxable income. For accounting purposes income tax provisions are only recorded in respect of incorporated subsidiaries. Consequently, income taxes recorded in the Fund's accounts have been nominal.

GAAP requires the effect of changes in income tax legislation on tax provisions to be recorded prospectively once the legislation has been substantively enacted. Since the legislation related to the Tax Fairness Plan has not been substantively enacted, the Fund has not provided for any related income tax effect in its December 31, 2006 financial statements.

Deferred Performance Bonus

A provision of $950,000 has been made in respect of rewarding key management personnel for performance of the Fund for the year ended December 31, 2006. This provision has been factored into the determination of distributable cash for the year ended December 31, 2006. For accounting purposes, the compensation expense related to awards granted under the bonus in respect of 2006 will be recognized in the years 2007 through 2009 on a straight-line basis as the awards vest. For 2007 the expense related to the bonus is expected to be approximately $0.6 million.

Condensed Annual Information

	2006	2005	2004 [1]
	(thousands of dollars except per Unit amounts)		
Balance Sheet			
Cash and cash equivalents	$ 3,397	$ 2,047	$ 1,004
Total assets	187,097	140,796	102,906
Bank indebtedness	5,455	15,493	12,222
Total current liabilities	12,896	20,416	14,107
Long-term debt	-	11,352	7,398
Unitholders' equity	140,706	67,327	38,200
Non-controlling interest	33,496	41,700	42,377
Statement of Earnings			
Sales	221,997	157,444	35,543
Earnings before non-controlling interest	15,978	10,312	2,957
Net earnings for the period	11,515	6,098	1,496
Basic earnings per Unit	$1.35	$1.04	$0.35
Diluted earnings per Unit	$1.32	$1.03	$0.35
Distributable cash per Unit	$1.39	$1.14	$0.38

(1) Includes results of operations from September 28, 2004.

Condensed Quarterly Information

	2006				2005			
	Dec 31	Sept 30	June 30	March 31	Dec 31	Sept 30	June 30	March 31
	(thousands of dollars except per Unit amounts)							
Balance Sheet								
Cash and cash equivalents	$ 3,397	$ 1,683	$ 276	$ 2,935	$ 2,047	$ 172	$ 266	$ 10,199
Total assets	187,097	173,736	165,812	141,511	140,806	127,114	118,425	126,040
Bank indebtedness	5,455	28,964	15,495	–	15,493	8,993	–	7,445
Total current liabilities	12,896	32,140	20,481	4,092	20,427	11,628	2,996	10,669
Long-term debt	–	2,500	7,500	–	11,352	7,359	7,500	7,481
Unitholders' equity	140,709	105,974	105,115	104,775	67,327	66,648	66,167	66,147
Non-controlling interest	33,496	33,120	32,716	32,643	41,700	41,471	41,762	41,742
Statement of Earnings								
Sales	71,010	60,751	52,215	38,021	50,686	41,434	38,505	26,819
Earnings before non-controlling interest	6,206	4,678	3,992	1,101	3,676	2,966	2,760	910
Net earnings for the period	4,627	3,332	2,871	684	2,202	1,764	1,637	495
Basic earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.38	$0.29	$0.27	$0.10
Diluted earnings per Unit	$0.45	$0.39	$0.33	$0.10	$0.37	$0.29	$0.27	$0.10
Distributable cash per Unit	$0.45	$0.43	$0.38	$0.14	$0.44	$0.29	$0.26	$0.14

The liquor retailing industry is subject to seasonal variations with approximately 45% of sales occurring in the first half of the year and 55% occurring in the second half of the year.

LIQUIDITY AND CAPITAL RESOURCES

Unitholders' Equity and Non-controlling Interest

The following units were outstanding as of March 7, 2007:

	Units
Fund Units	10,229,745
Liquor Stores LP Exchangeable LP Units	1,175,255
Liquor Stores LP Subordinated LP Units	2,125,000
	13,530,000

The Liquor Stores Subordinated and Exchangeable LP Units represent a non-controlling interest in the Fund.

In 2006, 848,637 Liquor Stores LP Exchangeable LP Units were exchanged for Fund Units resulting in an increase in Unitholders' Equity of $8,390,994.

Tax Fairness Plan

The Fund has generally relied on its ability to issue new equity to finance its growth strategy.

The Tax Fairness Plan provides that the income tax rules applicable to publicly traded trusts and partnerships will be significantly modified. In particular, certain income of (and distributions made by) these entities will be taxed in a manner similar to income earned by (and distributions made by) a corporation. These proposals will be effective for the 2007 taxation year with respect to trusts which commence public trading after October 31, 2006, but the application of the rules will be delayed to the 2011 taxation year with respect to trusts which were publicly traded prior to November 1, 2006 (although the announcement suggested that this transitional relief could be lost under certain circumstances, including the "undue expansion" of an income trust). On December 21, 2006, the Department of Finance issued for public comment the draft legislation to implement these proposals. There is no assurance that the draft legislation will be enacted in the manner proposed or at all.

On December 15, 2006, the Department of Finance (Canada) released guidance for income trusts and other flow-through entities that qualify for the four-year transitional relief. The guidance establishes objective tests with respect to how much an income trust is permitted to grow without jeopardizing its transitional relief. In general, the Fund will be permitted to issue new equity over the next four years equal to its market capitalization as of the end of trading on October 31, 2006 (subject to certain annual limits). Market capitalization, for these purposes, is to be measured in terms of the value of the Fund's issued and outstanding publicly-traded units. Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. If required to fund its growth strategy the Fund could issue new Units for proceeds of approximately $100 million in 2007 and approximately $235 million for the period 2007 to 2010 and remain within the safe harbour guidelines. If these limits are exceeded, the Fund may lose its transitional relief and thereby become immediately subject to the proposed rules.

Management currently believes that the provisions of the Tax Fairness Plan are not a material constraint on the Fund's growth prospects. The Fund is closely monitoring legislative developments and will continue to assess the impact of the proposed legislation on the business and financial outlook of the Fund.

Credit Facilities

The Fund has a $32 million demand operating loan that can be increased to $38 million to accommodate seasonal inventory highs, a $14.5 million committed non-revolving capital loan and a $15 million committed non-revolving acquisition loan with a Canadian chartered bank. The total of all available credit facilities is $61.5 million.

As of March 6, 2007, total indebtedness under all credit facilities is approximately $7.0 million and is primarily related to inventory financing. As acquisitions occur and new stores are opened, credit facilities will be utilized as required.

Capital Expenditures

During the year ended December 31, 2006, the Fund acquired or developed and opened 30 stores at an aggregate cost of $30.0 million exclusive of working capital. Since inception, the Fund has acquired or developed and opened 55 stores at an aggregate cost of $52.7 million exclusive of working capital.

The Fund will continue to pursue acquisition opportunities and to open new stores. In addition, the replacement of in-store information systems is anticipated to begin in 2007. The improvements in marketing and administrative processes related to this replacement are intended to reduce overheads and enhance the management of retail operations. The preliminary estimate of the cost to replace in-store systems is in the range of $2.0 to $2.5 million. This cost will be treated as growth capital when incurred.

Interest Rate Risk and Sensitivity

The Fund's bank indebtedness and long-term debt bear interest at floating rates based on the bank's prime rate or at short term banker's acceptance rates.

The Fund is not subject to significant exposure to interest rate fluctuations. Based on a normal outstanding debt balance of $32 million a 1.0% increase in interest rates would reduce distributable cash for the year by approximately $320,000 or $0.02 per Unit.

Contractual Obligations

The table below sets forth, as of December 31, 2006, the contractual obligations of the Fund, due in the years indicated, related to various premises operating leases.

	2007	2008	2009	2010	2011	2012 and thereafter
Operating leases	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062
Total	$6,700,563	$6,297,854	$5,126,590	$4,109,733	$3,546,047	$8,969,062

OFF BALANCE SHEET ARRANGEMENTS

The Fund has not entered into any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level. The impairment test is done annually unless circumstances arise that would potentially impair the carrying value of goodwill. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit's goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in earnings.

Amortization Policies and Useful Lives

The Fund amortizes property, equipment and intangible assets over the estimated useful service lives of the assets. In determining the estimated useful life of these assets, significant judgment by management is required. In determining these estimates, the Fund takes into account industry trends and Fund-specific factors, including changing technologies and expectation for the in-service period of these assets. The Fund assesses the estimated useful life of these assets on an annual basis to ensure they match the anticipated life of the asset from a revenue producing perspective. If the Fund determines that the useful life of an asset is different from the original assessment, changes to amortization will be applied prospectively.

Purchase Price Allocations

The allocations of the purchases price for acquisitions involve determining the fair values assigned to the tangible and intangible assets acquired. The Fund uses independent valuators to determine the fair value of the tangible assets and certain intangible assets of the acquired stores. Other intangible assets are allocated based on a calculation of fair values by management. A discounted cash flow analysis is prepared to determine these fair values. Goodwill is calculated based on the purchase price less the fair value of the net tangible and intangible assets stated above.

FUTURE CHANGES IN ACCOUNTING POLICIES

Financial Instruments and other comprehensive income

New accounting standards will be in effect for fiscal years beginning on or after October 1, 2006 for recognition and measurement of financial instruments and disclosure of comprehensive income. The Fund will apply these standards beginning on January 1, 2007 resulting in the recognition of other comprehensive income in a separate financial statement and the inclusion of accumulated other comprehensive income as a component of unitholders' equity. The Fund anticipates that the adoption of these standards will not result in a material impact on the financial statements.

FINANCIAL INSTRUMENTS

Due to the nature of its business, the Fund does not engage in activities or hold assets that would require the Fund to acquire financial instruments for hedging or speculative purposes. The financial instruments that are held by the Fund consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities, distributions payable and long-term debt. The financial instruments are held in the normal course of operations and as a result no significant accounting policies need to be adopted or assumptions made in reporting the Fund's financial instruments.

TRANSACTIONS WITH RELATED PARTIES

The Fund has a conflict of interest policy that requires the disclosure of potential conflicts and excludes persons with a material conflict of interest from any related decisions.

During the quarter and year ended December 31, 2006, the Fund incurred professional fees of $69,112 and $178,144, respectively, to a law firm of which a director of Liquor Stores GP, a subsidiary of the Fund Inc.(the "GP") is a partner. Rent paid to companies controlled by directors of the GP amounted to $9,011 and $84,490 respectively. The Fund paid fees and expenses to a company controlled by the Chief Executive Officer of the GP relating to supervision of the construction of acquired and developed stores and lease administration in the amount $20,977 and $116,294 respectively. Included in accounts payable and accrued liabilities is $4,307 relating to these transactions (see note 17 to the Financial Statements).

Subsequent to December 31, 2006, the Fund has entered into a lease for new office premises with a company associated with the Chief Executive Officer of the GP. The Fund has received independent fairness and legal opinions concerning the terms of the lease.

OUTLOOK

Beyond 2006, the Fund intends to continue to follow the acquisition and store development strategy that led to an increase in the number of stores to 105 from 75 at the beginning of the year. The Fund believes there will continue to be a consolidation trend in the industry and that the Fund is well positioned with the capital and human resources to benefit from this trend.

In addition to the store the Fund acquired to date in 2007, the Fund has commitments to develop and open 6 stores in 2007. The Fund has set an objective of doubling the number of stores it operates in the next three to five years.

The 2006 same store sales increase of 7.2% was significant for the Fund. For 2007, we expect same store sales growth to moderate and be in the range of 2% to 4%.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Fund has evaluated the effectiveness of the Fund's disclosure controls and procedures (as defined under Multilateral Instrument 52-109 ("MI 52-109") of the Canadian Securities Administrators) as of December 31, 2006, and has concluded that the design and effectiveness of these controls and procedures provides reasonable assurance that material information relating to the Fund, including its consolidated subsidiaries, will be made known to management on a timely basis to ensure adequate disclosure.

There have been no changes in the Fund's internal controls over financial reporting (as defined under MI 52-109) that occurred during the quarter ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, the Fund's internal controls over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Fund, including the Fund's Annual Information Form and other public filings is available on SEDAR (www.sedar.com) and on the Fund's website at www.liquorstoresincomefund.com.

RISK FACTORS

The Fund's results of operations, business prospects, financial condition, cash distributions to unitholders and the trading price of the Fund's Units are subject to a number of risks. These risk factors include: risks relating to government regulation; competition; its ability to locate and secure acceptable store sites and to adapt to changing market conditions; risks relating to future acquisitions and development of new stores; failure to successfully integrate acquisitions; dependence on key personnel; the Fund's ability to hire and retain staff at acceptable wage levels, risks related to the possibility of future unionization; supply interruption or delays; reliance on information and control systems; dependence on capital markets to fund its growth strategy beyond its available credit facilities; dependence of the Fund on Liquor Stores LP and Liquor Stores GP Inc.; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Liquor Stores LP restrictions on the potential growth of Liquor Stores LP as a consequence of the payment by Liquor Stores LP of a substantial amount of its operating cash flow; income tax related risks including the Tax Fairness Plan; and the Vendors' right to approve certain material transactions.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed the Fund's Annual Information Form, which is available at www.sedar.com.

NON-GAAP MEASURES

References to ''distributable cash'' are to cash available for distribution to unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes is a useful supplemental measure of performance. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by unitholders and prospective investors is the cash distributed by the Fund relative to the price of the Fund's Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist unitholders and prospective investors in assessing an investment in the Fund. For a reconciliation of distributable cash to cash provided by operating activities please see "Distributable cash per unit (Fund Units, Exchangeable and Subordinated LP Units)".

Operating margin for purposes of disclosure under "Operating Results" has been derived by adding interest expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings.

Operating margin and distributable cash are not measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin and distributable cash should not replace net earnings or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's operating margin and distributable cash may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores Limited Partnership. You can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this management's discussion and analysis, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis is made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

EXHIBIT 2.4

ANNUAL AND SPECIAL MEETING

Friday, May 12, 2006

2 p.m. at The Fairmont Hotel Macdonald

10065 – 100th Street

Edmonton, Alberta

LIQUOR DEPOT

LIQUOR WORLD

LIQUOR STORES INCOME FUND

Notice of Annual and Special Meeting of Unitholders and Management Proxy Circular

G:\060475\0002\Information Circular (SEDAR version).doc

LIQUOR STORES INCOME FUND

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF LIQUOR STORES INCOME FUND

TAKE NOTICE that an Annual and Special Meeting (the "**Meeting**") of the holders ("**Unitholders**") of trust units and special voting units of Liquor Stores Income Fund (the "**Fund**") will be held in the Wedgewood Room of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, on Friday, May 12, 2006, at 2:00 p.m. (Edmonton time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Fund for the year ended December 31, 2005 and the auditors' report thereon;

2. to appoint the trustees of the Fund;

3. to appoint auditors of the Fund;

4. to consider and, if thought appropriate, pass an ordinary resolution approving the Fund's amended and restated long term incentive plan;

5. to consider and, if thought appropriate, pass a special resolution approving certain amendments to the amended and restated declaration of trust of the Fund; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502). In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours before the time set for the holding of the Meeting or any adjournment thereof.

The record date for the Meeting is the close of business on April 12, 2006 (the "**Record Date**"). Unitholders of record will be entitled to vote those trust units and special voting units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who becomes a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED this 13th day of April, 2006.

BY ORDER OF THE TRUSTEES OF LIQUOR STORES INCOME FUND

(Signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

LIQUOR STORES INCOME FUND

INFORMATION CIRCULAR
(Containing information as at April 13, 2006 unless indicated otherwise)

PROXY SOLICITATION AND VOTING MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the trustees (the "**Trustees**") of Liquor Stores Income Fund (the "**Fund**") for use at the annual and special meeting (the "**Meeting**") of holders ("**Unitholders**") of trust units ("**Units**") and special voting units ("**Special Voting Units**", and together with the Units, the "**Voting Units**") of the Fund to be held in the Wedgewood Room of The Fairmont Hotel Macdonald, 10065 – 100th Street, Edmonton, Alberta, at 2:00 p.m. (Edmonton time), on Friday, May, 12, 2006, or at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting.

It is expected that the solicitation of proxies for the Meeting will be primarily by mail, but proxies may be solicited personally, by telephone or by other means of communication by the Trustees of the Fund and by the directors, officers and regular employees of Liquor Stores GP Inc. ("**Liquor Stores GP**"), as administrator of the Fund, who will not be specifically remunerated therefor. All costs of solicitation of proxies by or on behalf of the Trustees will be borne by Liquor Stores GP, as administrator of the Fund.

Appointment of Proxies

The persons named in the accompanying Form of Proxy are directors and officers of Liquor Stores GP Inc., the administrator of the Fund. A Unitholder desiring to appoint some other person, who need not be a Unitholder, to represent that Unitholder at the Meeting has the right to do so, either by inserting the desired person's name in the blank space provided in the Form of Proxy or by completing another proper Form of Proxy.

A Form of Proxy must be in writing and signed by the Unitholder or by the Unitholder's attorney duly authorized in writing or, if the Unitholder is a body corporate or association, under its seal or by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing. If the Form of Proxy is executed by an attorney, evidence of the attorney's authority must accompany the Form of Proxy. A proxy will not be valid unless the completed Form of Proxy is received by Proxy Dept., CIBC Mellon Trust Company, 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 (or by facsimile to 416-368-2502) not less than 48 hours before the commencement of the Meeting, or any adjournment thereof.

Revocation of Proxies

A Unitholder who has given a Form of Proxy may revoke it by an instrument in writing that is signed and delivered to CIBC Mellon Trust Company in the manner as described above so as to arrive at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Form of Proxy is to be used, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law. A revocation of a Form of Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Proxies

The Trustee representatives designated in the enclosed Form of Proxy will vote or withhold from voting the Units in respect of which they are appointed proxy on any ballot that may be called for in accordance with the instructions of the Unitholder as indicated on the Form of Proxy and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units will be voted accordingly. Where no choice is specified in the Form of Proxy, such Units will be voted "for" the matters described therein and in this Information Circular, other than for the appointment of an auditor and the election of Trustees.

The enclosed Form of Proxy confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting, other than for the appointment of an auditor and the election of Trustees. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any other business is properly brought before the Meeting, it is the intention of the Trustee representatives designated in the enclosed Form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the Trustees know of no such amendment, variation or other matter that may be presented to the Meeting.

INFORMATION FOR BENEFICIAL UNITHOLDERS

These meeting materials are being sent to both registered and non-registered Unitholders. If you are a non-registered Unitholder and the Fund or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary/broker holding on your behalf.

The information set forth in this section is important to all Unitholders of the Fund. Unitholders who do not hold their Units in their own name are referred to in this Information Circular as "**Beneficial Unitholders**". Beneficial Unitholders should note that only a Unitholder whose name appears on the records of the Fund as a registered holder of Units or a person they appoint as a proxy can be recognized and vote at the Meeting. Currently, all issued and outstanding Units are in a book-based system administered by The Canadian Depository for Securities ("**CDS**"). Consequently, all Units are currently registered under the name of CDS & Co. (the registration name for CDS). CDS also acts as nominee for brokerage firms through which Beneficial Holders hold their Units. Units held by CDS can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Beneficial Unitholders in advance of Unitholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the Form of Proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a special voting instruction form, mails those forms to the Beneficial Unitholders and asks for appropriate instructions respecting the voting of Units to be represented at the Meeting. Beneficial Unitholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Units held by them. ADP then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned as directed by ADP well in advance of the Meeting in order to have the Units voted. Beneficial Unitholders who receive forms of proxies or voting materials from organizations other than ADP should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their Units at the Meeting.

In addition, the Fund has sent meeting materials directly to certain Beneficial Unitholders. By choosing to send these materials to you directly, the Fund (and not the intermediary/broker holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your instructions as specified in the request for voting instructions.

Beneficial Unitholders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of depositing a Form of Proxy. If you are a Beneficial Unitholder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Beneficial Unitholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their Units voted at the Meeting.

FUND STRUCTURE

The Fund is an unincorporated, open-ended trust established under the laws of the Province of Alberta on August 10, 2004 by a Declaration of Trust. The Fund does not carry on an active business, but indirectly holds a 72.23% interest in Liquor Stores Limited Partnership ("**Liquor Stores LP**"), which carries on a retail liquor store business (the "**Business**") in Alberta and British Columbia. Liquor Stores LP has issued ordinary ("**Ordinary LP Units**"), Exchangeable ("**Exchangeable LP Units**") and subordinated ("**Subordinated LP Units**" and together with the Ordinary LP Units and the Exchangeable LP Units, the "**LP Units**") limited partnership units. The Ordinary LP Units are held by Liquor Stores Operating Trust (the "**LSOT**"), all of the trust units of which are owned by the Fund. The Exchangeable LP Units and the Subordinated LP Units are held by The Liquor Depot Corporation ("Liquor Depot"), Liquor World Group Inc ("**Liquor World**") and certain associated entities (the "**Vendors**"). Liquor Stores LP acquired a portion of its Business from the Vendors on completion of the Fund's initial public offering on September 28, 2004.

Liquor Stores GP is the general partner of Liquor Stores LP and also acts as the administrator of the Fund and LSOT pursuant to the terms of an Administration Agreement.

The affairs of the Fund are supervised by three Trustees. The affairs of Liquor Stores GP are supervised by its seven-member board of directors.

See also, "Additional Information Respecting the Fund".

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

There are 8,620,642 Units and 3,309,358 Special Voting Units of the Fund issued and outstanding, each of which entitles the holder to one vote on a ballot. The Special Voting Units have been issued in relation to the Exchangeable LP Units and Subordinated LP Units held by the Vendors, which are exchangeable into 3,309,358 Units. The Special Voting Units are automatically cancelled when such Exchangeable LP Units and Subordinated LP Units are exchanged for Units.

On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. Only registered holders of Voting Units at the close of business on April 12, 2006, the record date (the "Record Date") for the Meeting established by the Trustees, are entitled to vote at the Meeting.

To the knowledge of the Trustees, no person beneficially owns, directly or indirectly, or controls or directs Voting Units carrying more than 10% of the voting rights attached to any class of voting securities, other than:

Name	Class and Number of Securities	Percentage of Class	Percentage of Voting Units
Liquor Depot [(1)]	2,018,644 Special Voting Units	60.9%	16.9%
Liquor World [(2)]	585,443 Special Voting Units	17.7%	4.9%
Liquor Stop Group Inc. [(3)]	705,271 Special Voting Units	21.3%	5.9%

Notes:

(1) Mr. Kipnes, the President and Chief Executive Officer of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot. Mr. Margolus, a director of Liquor Stores GP, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot.

(2) Mr. Bereznicki, the Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and Mr. Green, a Director of Liquor Stores GP, together with their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 42.75% and 10.01%, respectively, of the outstanding shares of Liquor World.

(3) Mr. Bereznicki and Mr. Green, together with their respective associates and affiliates own beneficially, directly or indirectly, or exercise control or direction over, approximately 40.0% and 10.1%, respectively, of the shares of Liquor Stop Group Inc. ("LSGI"), which owns beneficially, directly or indirectly, or exercise control or direction over, approximately 705,271 Special Voting Units.

MATTERS TO BE ACTED UPON AT THE MEETING

Election Of Trustees

The number of Trustees to be elected at the Meeting is determined from time to time by resolution of the Trustees, such number being not more than nine and not less than three. The Trustees have fixed the number of Trustees to be elected at the Meeting at three. The term of office of each of the present Trustees expires at the close of the Meeting. Each Trustee elected at the Meeting will hold office for a term expiring at the close of the next annual meeting of Unitholders or until his successor is appointed, unless his office is vacated earlier in accordance with the Declaration of Trust of the Fund.

In the following table, for each person proposed to be nominated for election as a Trustee, is stated his name, municipality of residence, the period or periods during which he has served as a Trustee, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Trustee	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
R. John Butler, Q.C.(3) Edmonton, Alberta	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units
Jim Dinning (3) Calgary, Alberta	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytis Biotech Inc., JED Oil Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units
Glen H. Heximer, CA (3) St. Albert, Alberta	Since August 2004	Consultant and Business Advisor, Retired Partner Ernst & Young LLP.	2,500 Units

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective Trustees individually.

(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.

(3) Member of the Audit Committee of the Fund.

A "Record of Attendance by Trustees and Directors" at meetings of the Trustees and their committees for the year ended December 31, 2005 is set out in **Schedule "B"** hereto.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the election of the nominees whose names are set forth herein.

To the knowledge of the Trustees, no proposed Trustee is, or within the ten years prior to the date hereof, has been, a director or executive officer of any other company that, while that person was acting in that capacity: (i) was the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Trustees, no proposed Trustee has, during the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets of the proposed Trustee.

Appointment of Auditors

At the Meeting, Unitholders will be called upon to appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees. PricewaterhouseCoopers LLP has acted as the auditors of the Fund since the inception of the Fund on August 10, 2004.

Unless such authority is withheld, the Trustee representatives named in the accompanying Form of Proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, to hold office until the next annual meeting of the Fund, at a remuneration to be fixed by the Trustees.

The Trustees recommend that the Unitholders vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Fund, at a remuneration to be fixed by the Trustees.

The information required by Form 52-110F1 of the Multilateral Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators including information about the fees billed to the Fund by PricewaterhouseCoopers LLP is contained in the Fund's Annual Information Form for the year ended December 31, 2005 under the heading "Audit Committee".

Amendment of Long Term Incentive Plan

Under Liquor Stores LP's existing long-term incentive plan (**"LTIP"**), Liquor Stores LP sets aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts and Units are then purchased in the market using such pool of funds. The Trustees believe that it would be in the Fund's best interest to amend the LTIP to permit Units to be purchased from the Fund's treasury. The Trustees believe that this would provide the Compensation and Governance Committee with more flexibility in administering the LTIP because it would have the ability to direct the trustee of the LTIP to make Unit purchases in the market, from the Fund's treasury or in part in the market and in part from the Fund's treasury, as the Compensation and Governance Committee deems appropriate in the circumstances. In addition, management of Liquor Stores GP, the administrator of the LTIP, has advised the Trustees that the administrative costs associated with purchasing Units from the Fund's treasury would be lower than the administrative costs associated with purchasing Units in the market. The Trustees believe that achieving the Fund's incentive objectives in the most cost efficient manner possible is in the best interests of both the Fund and the Unitholders.

Based on the foregoing, the Trustees have approved amendments to the LTIP permitting up to 400,000 Units to be issued from the Fund's treasury, or such greater number of Units as may be approved by the Trustees, the TSX and the Unitholders from time to time. Certain restrictions on the maximum number of Units that may be issued or made issuable to insiders from the Fund's treasury under the LTIP (and the Fund's other security based compensation arrangements from time to time, if any) have been added to the LTIP to conform to the TSX rules regarding security based compensation arrangements. In addition, certain related drafting, grammatical and consequential amendments have been made to the LTIP.

With the exception of the amendments described above, the material provisions of the LTIP will remain unchanged. Certain features of the LTIP are summarized below:

- directors, officers and other senior management employees (as determined by the Compensation and Governance Committee) of Liquor Stores GP or one of its affiliates (including Liquor Stores LP) are eligible to participate in the LTIP;

- as at the date hereof, the up to 400,000 Units issuable from the Fund's treasury pursuant to the LTIP represents approximately 3.35% of the aggregate of (i) the Fund's outstanding Units, and (ii) Liquor Stores LP's outstanding Exchangeable LP Units and Subordinated LP Units (each of which is exchangeable for one Unit of the Fund on a one-for-one basis);

- as at the date hereof, other than the LTIP, neither the Fund nor any of its affiliates has a security based compensation arrangement in place;

- as at the date hereof, no Units have been issued from the Fund's treasury under the LTIP;

- the LTIP provides that the aggregate number of Units: (i) issued to insiders of the Fund from the Fund's treasury within any one year period; and (ii) issuable to insiders of the Fund from the Fund's treasury at any time; under the LTIP, or when combined with all of the Fund's other security based compensation arrangements (if any), cannot exceed 10% of the aggregate of (x) the Fund's issued and outstanding Units from time to time, and (y) any issued and outstanding securities of the Fund's affiliates that are exchangeable, directly or indirectly, for Units (including the Exchangeable LP Units and the Subordinated LP Units of Liquor Stores LP);

- other than as described above, the LTIP does not limit the maximum number of Units that any one person or company is entitled to receive under the LTIP;

- Units purchased from treasury under the LTIP will be purchased at a price per Unit equal to the volume weighted average trading price of the Units (calculated by dividing the total value by the total volume of Units traded for the relevant period) on the TSX for the five trading days immediately preceding the date of issue of Units from treasury pursuant to the LTIP (the **"Market Price"**);

- unless otherwise specified by the Compensation and Governance Committee at the time of the grant of a right to a participant in the LTIP, one-third of the Units that are the subject of a right shall vest in the participant on the date of grant and on each of the second and third anniversary of the date of grant;

- if an LTIP participant resigns or is terminated with cause, then all outstanding rights held by such participant, and all right and interest in any unvested units or distributions thereon held in the account of the participant, shall immediately expire;

- if a participant dies, becomes disabled, retires at normal retirement age or is terminated without cause, then all outstanding rights held by such participant shall expire and all right and interest in any unvested units or distributions thereon held in the account of the participant shall immediately vest in the participant;

- the interest of any participant under the LTIP or in any right granted thereunder shall not be transferable or alienable by the participant, either by pledge, assignment or in any other manner, and after his or her lifetime shall enure to the benefit of and be binding upon the participant's beneficiary;

- unless the TSX or any other regulatory authority having jurisdiction requires otherwise, the LTIP can be amended by the Compensation and Governance Committee without receiving securityholder approval in respect of all matters other than (i) increasing the maximum number of Units reserved for issuance from the Fund's treasury under the LTIP, and (ii) issuing Units pursuant to the LTIP from the Fund's treasury at an issue price lower than the Market Price of the Units at the time the Units are issued. Notwithstanding the foregoing, the Compensation and Governance Committee can not amend, suspend or discontinue the LTIP prior to September 28, 2007, except for: (i) amendments made with the consent of all of the LTIP participants; (ii) amendments removing any inconsistencies or conflicts in the LTIP or making minor changes or corrections that, in the opinion of the Compensation and Governance Committee, are necessary or desirable; and (iii) amendments which do not adversely alter or impair any right or unvested Unit previously granted to a participant or the existing rights of a participant under the LTIP;

- if the Fund merges into any other entity or if the Fund sells the whole or substantially the whole of its assets and undertaking for securities of another trust, a corporation or other person (other than to an affiliate of the Fund) or upon any other form of business combination involving the Fund, the Fund's "fiscal year" for the purposes of the LTIP shall be deemed to end on the last day of the month prior to the effective date of the merger, business combination or sale, the "base distribution" as calculated under the LTIP shall be prorated for the number of months in the shortened fiscal year, the trustee of the LTIP shall use any funds paid to it under the LTIP to purchase or subscribe for additional Units, and all unvested Units shall vest immediately prior to the effective date of such merger, business combination or sale;

- if a takeover bid that is not exempt from the takeover bid requirements of applicable securities legislation is made for the Units, the Fund's "fiscal year" for the purposes of the LTIP shall be deemed to end on the last day of the month prior to the date the takeover bid is made, the "base distribution" for the purposes of the LTIP shall be prorated for the number of months in the shortened fiscal year, the trustee of the LTIP shall use any funds paid to it under the LTIP to purchase or subscribe for additional Units, and all unvested Units shall vest immediately. If for any reason such Units are not so tendered, or if tendered, are not, for any reason, taken up and paid for by the offeror pursuant to the takeover bid, such Units shall be unvested and returned to the trustee of the LTIP; and

- appropriate adjustments to the number of Units are made by the Compensation and Governance Committee to give effect to adjustments in the number of Units resulting from subdivisions, consolidations or reclassifications of the Units, or other relevant changes, in the Fund. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Compensation and Governance Committee in its sole discretion, subject to acceptance by the TSX, if applicable.

For additional information in respect of the LTIP, see "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

Pursuant to the TSX rules, the amendments to the LTIP described above have been approved by a majority of the Trustees, subject to approval by the TSX. The TSX has conditionally approved the amendments described above, subject to the receipt of Unitholder approval. Accordingly, at the Meeting, Unitholders will be asked to consider, and if thought advisable approve, the following resolution:

> "BE IT RESOLVED THAT:
>
> 1. the amended and restated long term incentive plan (the "**LTIP**") of Liquor Stores Limited Partnership, which among other things, permits the issuance of up to 400,000 trust units of the Fund from treasury pursuant to the LTIP, all as described in the accompanying Information Circular, be and is hereby authorized and approved, subject to the receipt of the approval of the Toronto Stock Exchange;
>
> 2. the Fund be and is hereby authorized to reserve, authorize for issuance and issue up to 400,000 trust units of the Fund from treasury pursuant to the LTIP; and
>
> 3. any single trustee of the Fund and Liquor Stores GP Inc., as the administrator of the Fund, be and is hereby authorized and directed for and on behalf of the Fund, to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions including, without limitation, resolutions authorizing any direct or indirect subsidiary entity of the Fund to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions."

The Trustees believe that the above resolution is in the best interests of the Fund and recommend that Unitholders vote in favour of the resolution. In order for the foregoing resolution to be adopted, it must be passed by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. **The Trustee designees, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a Unitholder has specified in such Unitholder's proxy that its Voting Units are to voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the Trustee designees intend to vote in favour of the resolution.** If the amended and restated long term incentive plan of the Fund is not approved by Unitholders, the LTIP will continue in its current form and Units will continue to be purchased under the LTIP in the public market.

Amendments to the Fund's Amended and Restated Declaration of Trust

Background to the Proposal

Part of the Fund's growth strategy is to take advantages of opportunities in jurisdictions other than Alberta, including in British Columbia. Liquor Stores LP opened its first store in British Columbia in Victoria in June 2004, followed by the development of two additional stores in Kamloops and Richmond, which opened in May 2005. In October 2005, Liquor Stores LP completed the acquisition of two more stores in Vancouver. Management believes that British Columbia offers significant opportunities for expansion and intends to build on its market position by adding new stores through acquisitions and new store development in British Columbia. Liquor Stores LP currently has one full time management employee dedicated to expanding operations in British Columbia and continues to monitor developments in other jurisdictions.

British Columbia has a partially privatized retail liquor industry and a unique regulatory regime, with both government and privately owned and operated retail liquor stores. The business of retailing liquor in British Columbia is shared between government owned and operated British Columbia Liquor Distribution Branch stores, privately owned and operated licensee retail stores (**"LRS"**), rural agency stores, manufacturers' stores, independent wine stores and duty free stores. At March 31, 2005, there were 534 privately owned and operated LRSs. However, no new LRS licenses are currently being issued. Therefore, anyone wishing to operate a liquor store in British Columbia must either enter into a third party operating agreement with a holder of an existing LRS license or acquire or otherwise invest in an entity holding an existing LRS license. In most cases, the holders of existing LRS licenses are businesses such as bars, cabarets, nightclubs, restaurants, pubs or hotels, as LRS licenses were generally issued only to existing license holders for these types of "primary" liquor establishments. Liquor Stores LP has historically entered into third party operating agreements with holders of existing LRS licenses pursuant to which it operates the license holder's retail liquor business. Liquor Stores LP has determined, however, that in order to facilitate its growth strategy in British Columbia in the most efficient manner possible, Liquor Stores LP may wish to acquire and/or invest in one or more holders of LRS licenses that have both a "primary" liquor establishment and a related liquor store operation. Although the Fund's amended and restated declaration of trust (the **"Fund Declaration"**) permits the Fund to invest in entities conducting activities ancillary or incidental to the retail liquor business and such other investments as the Trustees may determine, the Trustees believe that it is prudent to seek Unitholder approval to amend the Fund Declaration to confirm that the Fund may invest in entities (directly or indirectly) that carry on certain businesses other than the retail liquor business, such as bars, cabarets, nightclubs, restaurants, pubs or hotels, but which hold or otherwise exercise control or direction over (or are eligible to apply for and acquire), LRS licenses. Such amendment will facilitate the Fund's growth strategy in British Columbia and other jurisdictions with similar regulatory regimes.

Proposed Amendment to the Fund's Declaration of Trust

Based on the foregoing, the Trustees propose to amend subsection 4.1(a) of the Fund Declaration as follows (the amendments appear as bold, underlined, italicized text):

> "The Trust is a limited purpose trust and its operations and activities are restricted to:
>
> (a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Operating Trust, the GP, Liquor Stores LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly***: (i)*** in the retail liquor business (including the Company Stores)***; and (ii) in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such business and/or one or more of the Fund's affiliates to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use;*** and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;"

The operations and activities of LSOT and Liquor Stores LP are limited to substantially the same types of operations and activities that the Fund is currently limited to in the Fund Declaration. Therefore, if the Unitholders approve the special resolution authorizing the aforementioned amendments to the Fund Declaration, the Trustees intend, and Unitholders will authorize the Trustees, to vote the securities of LSOT held by the Fund to: (i) cause the trustees of LSOT to amend the amended and restated declaration of trust of LSOT; and (ii) cause LSOT and Liquor Stores GP to pass a special resolution of the partners of Liquor Stores LP authorizing amendments to the amended and restated limited partnership agreement of Liquor Stores LP; in each case to effect amendments substantially the same as those proposed to be made to the Fund Declaration and to confirm that Liquor Stores LP may carry on any business or activity in which the Fund or LSOT are permitted to invest, directly or indirectly.

Approval of the Proposed Amendment

The Fund Declaration provides that the Fund Declaration may only be amended by the Trustees upon approval of the Unitholders by special resolution. To be approved, the special resolution must be passed by the affirmative votes of the holders of more than 66 2/3% of the Voting Units represented at the meeting and voted upon such resolution.

Given the Fund's growth strategy in British Columbia and the current state of the regulatory regime in British Columbia, the Trustees have unanimously determined that the proposed amendments to the Fund Declaration are in the best interests of the Fund and the Unitholders, and unanimously recommend that Unitholders vote in favour of the special resolution to effect those amendments. The form of the special resolution is attached to this Information Circular as **Schedule "E"**. **The Trustee designees, if named as proxy, intend to vote such proxy in favour of the resolution referred to above unless a Unitholder has specified in such Unitholder's proxy that its Voting Units are to voted against the resolution. If no choice is specified by a Unitholder to vote for or against the resolution referred to above, the Trustee designees intend to vote in favour of the resolution.**

ADDITIONAL INFORMATION RESPECTING THE FUND

Under applicable securities legislation, the Fund is required to provide certain information with respect to the Fund, its Trustees and officers. The Fund, however, does not carry on business, does not have officers and is dependent for its results on the performance of Liquor Stores LP. Liquor Stores GP is responsible for administering the Fund and its business in accordance with the Administration Agreement. Consequently, in addition to the information relating to the Fund and Trustees, this Information Circular includes information relating to Liquor Stores GP and its directors and officers.

Administration Agreement

Under the Administration Agreement, Liquor Stores GP has agreed to provide or arrange for the provision of services required in the administration of the Fund (and LSOT) including those necessary to: (a) ensure compliance by the Fund with its continuous disclosure obligations under applicable securities legislation; (b) provide investor relations services; (c) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust; (d) convene meetings of Unitholders and distribute required meeting materials; (e) provide for the calculation of distributions to Unitholders; (f) attend to all administrative and other matters arising in connection with any redemptions of Units; (g) use its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; (h) attend to all administrative matters in connection with the Note Indenture under which Notes of LSOT are issued to the Fund; and (i) provide general accounting, bookkeeping and administrative services to the Fund.

The administration of the Fund under the Administration Agreement may be terminated at any time by the Fund upon notice in writing to Liquor Stores GP and upon payment to Liquor Stores GP of all costs and expenses incurred by Liquor Stores GP in terminating contracts entered into by Liquor Stores GP with the approval of the Fund for the performance by Liquor Stores GP of its duties under the Administration Agreement. All expenses incurred by Liquor Stores GP and attributable to the exercise of its duties in the administration of the Fund are the responsibility of Liquor Stores GP (and are reimbursed by Liquor Stores LP) and no fee is payable to Liquor Stores GP for the services provided by it to the Fund under the Administration Agreement.

Directors of Liquor Stores GP

Pursuant to the provisions of a Securityholders Agreement, the board of directors of Liquor Stores GP currently consists of seven directors. For so long as the Vendors and certain permitted assignees (collectively, the **"Vendor Group"**) hold, directly or indirectly, LP Units or Units representing, on a fully diluted basis, not less than 30% of the outstanding Units, the Vendor Group is entitled to nominate three individuals as directors to the board of directors of Liquor Stores GP, for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully diluted basis, less than 30% but not less than 20% of the outstanding Units on a fully diluted basis, the Vendor Group is entitled to nominate two individuals as directors to the board of directors of Liquor Stores GP and for so long as the Vendor Group holds, directly or indirectly, LP Units or Units representing, on a fully-diluted basis, less than 20% but not less than 10% of the outstanding Units on a fully-diluted basis, the Vendor Group is entitled to nominate one individual as a director to the board of directors of Liquor Stores GP, and LSOT is required to vote its shares of Liquor Stores GP in favour of such individuals.

In the following table, for each person proposed to be nominated for election as a director of Liquor Stores GP is stated his name, municipality of residence, the period or periods during which he has served as a director, his principal occupation, his other public entity directorships and the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed by him, as at the date hereof:

Name and Municipality of Residence (1)	Period of Service as a Director	Principal Occupation and Other Public Directorships (1)	Number of Voting Units (2)
Henry Bereznicki, P Eng, MBA(4) Edmonton, Alberta	Since August 2004	Chairman and Director of Store Acquisitions and Development of Liquor Stores GP and President, Western Region, Sterling Centrecorp Inc. (real estate investment and services company).	See Note (6)
R. John Butler, Q.C.(3)(5) Edmonton, Alberta	Since August 2004	Counsel, Bryan & Company (law firm). Mr. Butler is also a director of TELUS Corporation.	20,000 Units
Jim Dinning (3)(5) Calgary, Alberta	Since August 2004	Chairman, Western Financial Group (Financial services company). Mr. Dinning is also a director of Finning International Inc., Shaw Communications Inc., Russel Metals Inc., Oncolytis Biotech Inc., JED Oil Inc., Western Financial Group Inc. and Parkland Income Fund.	4,000 Units
Robert S. Green, LLB(3) Toronto, Ontario	Since August 2004	President and Chief Operating officer, Sterling Centrecorp Inc. (real estate investment and services company). Mr. Green is also a director of Sterling Centrecorp Inc.	See Note (7)
Glen H. Heximer, CA (3)(5) St. Albert, Alberta	Since August 2004	Consultant and Business Advisor. Retired Partner Ernst & Young LLP.	2,500 Units
Irving Kipnes, P. Eng. (4) Edmonton, Alberta	Since August 2004	President and Chief Executive Officer of Liquor Stores GP and President and Managing Director of the Delcon Development Group of Companies (real estate development).	2,018,644 Units (8)
David B. Margolus, Q.C. (3) Edmonton, Alberta	Since August 2004	Counsel, Witten LLP (law firm). Mr. Margolus is also a director of XS Cargo Income Fund.	See Note (9)

Notes:

(1) The information as to municipality of residence and principal occupation, not being within the knowledge of the Fund, has been furnished by the respective directors individually.

(2) The information as to the number of Voting Units beneficially owned, directly or indirectly, or controlled or directed, not being within the knowledge of the Fund, has been based upon reports filed with the Alberta Securities Commission.

(3) Nominee of the Fund.

(4) Nominee of the Vendor Group (the members of which in aggregate beneficially own or exercise control or direction over 3,309,358 Special Voting Units).

(5) Member of the Compensation and Governance Committee of Liquor Stores GP.

(6) Mr. Bereznicki, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 42.75% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 585,443 Special Voting Units.

(7) Mr. Green, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 10.01% of the outstanding shares of Liquor World, which owns beneficially, directly or indirectly, or exercise control or direction over 585,443 Special Voting Units.

(8) Mr. Kipnes, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 64.04% of the outstanding shares of Liquor Depot, which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units.

(9) Mr. Margolus, together with his associates and affiliates, owns beneficially, directly or indirectly, or exercises control or direction over, approximately 14.23% of the outstanding shares of Liquor Depot which owns beneficially, directly or indirectly, or exercises control or direction over 2,018,644 Special Voting Units.

A "Record of Attendance by Trustees and Directors" at meetings of the Trustees and their committees for the year ended December 31, 2005 is set out in **Schedule "B"** hereto.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of the compensation earned by the Chief Executive Officer and each Chief Financial Officer of Liquor Stores GP, and each of the two most highly compensated executive officers of Liquor Stores GP, other than the Chief Executive Officer and Chief Financial officer, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeds $150,000 (the "**Named Executive Officers**"):

			Annual Compensation		Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	**Fiscal Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Securities Under Options / SARs Granted**	**Units Subject to Resale Restrictions**	**LTIP Payouts**	**All Other Compensation**
Henry Bereznicki [1]	2005	$50,000	$100,000					
Chairman and Director of Store Acquisitions and Development	2004	$13,014[4]	-	-	-	-	-	-
Irving Kipnes [1]	2005	$50,000	[2]					
President and Chief Executive Officer	2004	$13,014[4]	-	-	-	-	-	-
Richard J. Crook [1]	2005	$200,000	$150,000[5]	$9,448[7]				
Executive Vice President and Chief Operating Officer	2004	$52,055[4]	$25,000	$2,436[7]	-	-	-	-
Tom Orysiuk [1]	2005	$116,073	$42,000[6]					
Vice President Finance and Chief Financial Officer	2004	$31,232[4]	-	-	-	-	-	-
Tom Thorvaldson [3] Interim Chief Financial Officer	2005	$30,950						

Notes:

(1) The employment of Messrs. Bereznicki, Kipnes, Crook and Orysiuk commenced on September 28, 2004. Mr. Orysiuk's employment ceased November 10, 2005.
(2) Mr. Kipnes waived his $100,000 bonus award.
(3) Mr. Thorvaldson was Interim Chief Financial Officer from October 17 to December 31, 2005. His successor, Mr. Patrick de Grace, commenced employment January 1, 2006.
(4) Reflects amounts paid for the period from September 28, 2004 to December 31, 2004.
(5) Includes Mr. Crook's bonus award as set out in his employment agreement and an additional $50,000 in respect of store acquisitions and development.
(6) Bonus awarded Mr. Orysiuk for the period July 1, 2004 to June 30, 2005.
(7) Represents amounts paid for company owned vehicle and health club membership.

Compensation of Trustees and Directors

The compensation for Trustees and directors of Liquor Stores GP is $20,000 per Trustee or director per year (without duplication) and $1,250 per Trustee or director of Liquor Stores GP for attending meetings of the Trustees or the board of directors of Liquor Stores GP, as the case may be, provided that no compensation is paid to the nominees of the Vendor Group for serving as directors of Liquor Stores GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committees of the board of directors receive an additional $5,000 per year in respect of chair duties. The Fund and Liquor Stores GP also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. No directors' compensation is paid to Trustees who are employees or members of management of Liquor Stores GP or Liquor Stores LP. No additional compensation is paid to Trustees for also serving as trustees of LSOT. The aggregate amount earned by the Trustees and directors of Liquor Stores GP as compensation, in their capacity as such, during the financial year ended December 31, 2004 was $251,250.

LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans

The Fund and its subsidiaries do not grant options or share appreciation rights ("**SARs**"), and do not have a defined benefit or actuarial plan.

Liquor Stores LP has established a long-term incentive plan ("**LTIP**") in which key senior management of Liquor Stores GP and Liquor Stores LP and the directors, officers and management of their affiliates are eligible to participate. The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance Liquor Stores LP's ability to attract, retain and motivate key personnel, and reward key senior management for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, Liquor Stores LP will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. Such Units will then be purchased in the market with such pool of funds and will be held until such time as ownership vests to each participant. The Compensation and Governance Committee of Liquor Stores GP administers the LTIP. The board of directors of Liquor Stores GP or the Compensation and Governance Committee has the power to, among other things, (i) determine those individuals who will participate in the LTIP, (ii) the level of participation of each participant and (iii) the time or times when ownership of the Units will vest for each participant.

The LTIP currently provides for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold of $1.00 per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool is determined in accordance with the table below:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments [(1)]
5% or less	nil
Greater than 50% and up to 10%	10% of any excess of 5%
Greater than 10% and up to 20%	10% of any excess of 5% plus 20% of any excess of 10%
Greater that 20%	10% of any excess over 5%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) Annualized for fiscal periods of less than 12 months.

The base distribution threshold is subject to adjustment by the Compensation and Governance Committee from time to time. The board of directors of Liquor Stores GP or the Compensation and Governance Committee may also in the future establish other incentive based compensation plans.

An accrual of $17,217 was made during 2005 for the LTIP as the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit. It is anticipated that LTIP awards may be made during 2006 in respect of the 2006 fiscal year based on a variety of factors including financial targets and personal objectives.

Termination of Employment, Change in Responsibilities and Employment Contracts

All of the Named Executive Officers are parties to employment agreements with Liquor Stores GP, which outline the terms and conditions of their employment. These agreements generally provide for minimum base salaries, which in the case of Messrs. Bereznicki and Kipnes are $50,000 each, in the case of Mr. Crook is $240,000 and in the case of Mr. de Grace is $180,000. The contracts also provide that the Named Executive Officers are entitled to participate in any long-term incentive plan (including the LTIP) from time to time and to receive annual discretionary bonuses. Mr. Crook is entitled to a bonus of up to 50% of his annual salary based on the achievement of certain key objectives to be established annually. Mr. de Grace is entitled to a bonus of up to 30% of his annual salary based on the achievement of certain key objectives to be established annually.

The agreements with Messrs. Bereznicki and Kipnes provide that they are to receive identical remuneration (including salary, benefits, bonus, and participation in the LTIP) for so long as they continue in their present positions with Liquor Stores GP, with Messrs. Bereznicki and Kipnes to make joint recommendations with respect to such remuneration.

The agreements with Messrs. Bereznicki and Kipnes continue until December 31, 2009 but may be terminated earlier by Liquor Stores GP for just cause. Mr. Bereznicki or Mr. Kipnes may terminate his agreement at any time after December 31, 2006 on not less than sixty (60) days notice. Mr. Crook's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to two times Mr. Crook's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years. Mr. Crook is also entitled to a payment of two times his average annual remuneration if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP. Mr. de Grace's agreement is for an indefinite term but may be terminated by Liquor Stores GP at any time for just cause or without cause on payment of an amount equal to Mr. de Grace's average annual remuneration (including salary, bonus, LTIP and benefits) over the preceding three years (one and one-half times his average annual remuneration after December 31, 2008). Mr. de Grace is also entitled to a payment equal to (one and one-half times after December 31, 2008) his average annual remuneration if he resigns or his employment is terminated within one year of a "change of control" (as defined in the agreement) of Liquor Stores GP.

Except as described above, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Fund or its subsidiaries, including periodic payments or instalments, in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of the Fund or any of its subsidiaries or a change in the Named Executive Officer's responsibilities following a change in control.

Trustees', Directors' and Officers' Liability Insurance

The Fund, LSOT, Liquor Stores GP and Liquor Stores LP maintain policies of insurance for their trustees, directors and officers, as applicable. The aggregate limit of liability applicable to the insured trustees, directors and officers under the policies is $10 million. Under the policies, each entity has reimbursement coverage to the extent that it has indemnified the trustees, directors and officers in excess of a deductible of $50,000. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the Fund and its subsidiaries. The total limit of liability is shared among the insured entities and their respective trustees, directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective trustees, directors and officers. The annual premium in the current financial year is $68,000. The premiums for the policy are not allocated between the insured trustees, directors and officers as separate groups.

Composition of the Compensation and Governance Committee

The Compensation and Governance Committee of Liquor Stores GP has the responsibility to review and make recommendations to the board of directors concerning the compensation of the executive officers of Liquor Stores GP. The Compensation and Governance Committee is comprised of three members: R. John Butler (Chair), Jim Dinning and Glen H. Heximer. No member of the Compensation and Governance Committee is an officer, employee or former officer or employee of the Fund or any of its subsidiaries.

Report on Executive Compensation

The Compensation and Governance Committee's executive compensation philosophy is guided by its objective to obtain and retain executives critical to the success of Liquor Stores LP.

The compensation of the Named Executive Officers consists of three principal elements: salary, bonus and LTIP awards. The initial compensation levels were determined by the Board of Directors of Liquor Stores GP in connection with or following the completion of the Fund's initial public offering on September 28, 2004. Base salaries are paid to the Named Executive Officers in accordance with each of their employment agreements described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts". The salaries provided for in the employment agreements were determined based on, among other things, individual performance and responsibilities, compensation paid to executives of other organizations of similar size and complexity, and, in certain cases, the salary paid to such persons by Liquor Depot or Liquor World prior to the indirect acquisition by the Fund of the Business.

In addition, each Named Executive Officer is entitled to participate in a bonus plan and receives a bonus of up to a specified percentage of his base salary based upon annual profits and distributable cash.

An accrual of $17,217 was made during 2005 for the LTIP as the distributable cash flow per unit exceeded the base distribution by $0.05 per Unit. It is anticipated that LTIP awards may be made during 2006 in respect of the 2006 fiscal year based on a variety of factors including financial targets and personal objectives.

The compensation of the Chief Executive Officer, Mr. Kipnes, is comprised of a base salary, bonus (waived by Mr. Kipnes until after December 31, 2005) and participation in the LTIP.

The base salary for Mr. Kipnes was determined by the Board of Directors of Liquor Stores GP in connection with the Fund's initial public offering on September 28, 2004 as described under "Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

When reviewing the salary of the Chief Executive Officer in future years, the Compensation and Governance Committee will consider, among other things, the performance of the business, individual performance, as well as compensation practices of comparable organizations.

Submitted by:

R. John Butler (Chair)
Jim Dinning
Glen H. Heximer

Performance Graph

The following chart compares the cumulative total unitholder return, including the reinvestment of distributions, from September 28, 2004, the date upon which the Fund completed its initial public offering and the Units were first listed on the TSX, for $100 invested in the Units of the Fund with the cumulative total return from the S&P/TSX Canadian Income Trust Index (Total Return) and the S&P/TSX Composite Index:



210
200
190
180
170
160
150
140
130
120
110
100
90
September-04
December-04
March-05
June-05
September-05
December-05
The Fund
S&P/SX Composite TR
S&P/TSX Income Trust TR

Performance Graph Values

	September 28, 2004	December 31, 2004	December 31, 2005
Liquor Stores Income Fund (Total Return)	$100	$147.62	$187.98
S&P/TSX Canadian Income Trust Index (Total Return)	$100	$111.24	$145.70
S&P/TSX Composite Index	$100	$109.37	$135.75

Actual Values

	September 28, 2004	December 31, 2004	December 31, 2005
Liquor Stores Income Fund (Total Return)	$10.00	$14.76	$18.80
S&P/TSX Canadian Income Trust Index (Total Return)	158.06	175.83	230.30
S&P/TSX Composite Index	19,607.99	21,144.89	26,618.80

SECURITIES AUTHORIZED FOR ISSUANCE UNDER UNIT COMPENSATION PLANS

At December 31, 2005, the Fund did not have a compensation plan under which Units of the Fund were authorized for issuance. On April 13, 2006, the Trustees of the Fund approved (subject to the receipt of TSX approval and Unitholder approval) the reservation and issuance of up to 400,000 Units from the Fund's treasury pursuant to Liquor Stores LP's LTIP. For details regarding the LTIP and the proposed amendments thereto, see "Matters to be Acted Upon at the Meeting – Amendment of Long Term Incentive Plan" and "Executive Compensation – LTIP Awards, Options and SARs, and Defined Benefit or Actuarial Plans".

INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

There is no indebtedness outstanding on the date hereof owed to (i) the Fund and any of its subsidiaries, or (ii) another entity where that indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, by any present or former trustees, directors, executive officers and employees, as applicable, of the Fund and its subsidiaries in connection with (i) the purchase of securities, or (ii) all other indebtedness, other than routine indebtedness.

Indebtedness of Trustees, Directors and Executive Officers under Securities Purchase and Other Programs

Since the commencement of the Fund's most recently completed financial year, there has been no indebtedness outstanding owed to (i) the Fund or any of its subsidiaries, or (ii) another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Fund or any of its subsidiaries, other than routine indebtedness, by any individual who is, or at any time during the Fund's most recently completed financial year was, a trustee, director or executive officer, as applicable, of the Fund or Liquor Stores GP, each proposed nominee for election as a Trustee of the Fund or a director of Liquor Stores GP, and each associate of any such trustee, director, executive officer or proposed trustee or director.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below and elsewhere in this Information Circular, no informed person of the Fund, nor any proposed Trustee, nor any associate or affiliate of any informed person or proposed Trustee, has any material interest, direct or indirect, in any transaction since the commencement of the Fund's last financial year or in any proposed transaction which has materially affected or would materially affect the Fund or any of its subsidiaries.

1. The following agreements were entered into in connection with the completion of the Fund's initial public offering and the acquisition of the Business by Liquor Stores LP on September 28, 2004:

   (a) *Acquisition Agreements* – Liquor Stores LP and the Vendors, including Liquor Depot and Liquor World, entered into Acquisition Agreements pursuant to which Liquor Stores LP acquired the Business from the Vendors. Pursuant to the Purchase Agreements, the Vendors received approximately $55.45 million, before adjustments and 4,200,000 LP Units.

   (b) *Limited Partnership Agreement* –The Vendors became a party to the limited partnership agreement of Liquor Stores LP (and became partners of Liquor Stores LP). This agreement governs, among other things, the distributions to be made to the Fund and to the Vendors by Liquor Stores LP, and the subordination of the distributions to be made to the Vendors to the distributions to be made to the Fund.

   (c) *Non-Competition Agreements* – Each of Henry Bereznicki and Irving Kipnes entered into non-competition agreements with Liquor Stores LP.

   (d) *Exchange Agreement* – The Fund, LSOT, Liquor Stores GP, Liquor Stores LP, and the Vendors entered into an Exchange Agreement. The Exchange Agreement, among other things, grants to the Vendors the right to exchange, all or any portion, of their LP Units for Units.

   (e) *Securityholders Agreement* – The Fund, LSOT, Liquor Stores LP, Liquor Stores GP and the Vendors entered into a Securityholders Agreement governing their security holdings in, and the business and affairs of, Liquor Stores GP and Liquor Stores LP.

More detailed summaries of these agreements are contained in the annual information form of the Fund which, together with copies of the agreements, may be viewed on the SEDAR website at www.sedar.com.

2. Mr. Margolus is counsel to Witten LLP, which firm receives fees for legal services provided to the Fund and its subsidiaries.

3. Seven of Liquor Stores LP's stores are located in shopping centres formerly owned by entities of which Mr. Kipnes is an officer, director or shareholder, or entities of which Messrs. Bereznicki and Green are or were officers and/or directors.

4. Liquor Stores LP leases its warehouse premises from a company owned by the family of Mr. Margolus. One of Liquor Stores LP's stores is leased from an entity in which Messrs. Bereznicki and Green are shareholders.

5. Entities of which one or more directors of Liquor Stores GP are directors, officers or shareholders currently manage the shopping centres at which three of Liquor Stores LP's stores are located.

6. A company controlled by I. Kipnes has been contracted to assist in supervising new store construction and the renovation of acquired stores at industry rates.

MANAGEMENT CONTRACTS

There are no management functions of the Fund or any of its subsidiaries that are to any substantial degree performed by a person other than the Trustees, directors or executive officers, as applicable, of the Fund or a subsidiary, other than the services provided by Liquor Stores GP to the Fund and LSOT pursuant to the Administration Agreement.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Trustees know of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the Trustee representatives named in the Form of Proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Fund may be found on SEDAR at www.sedar.com. Additional financial information is provided in the Fund's audited consolidated financial statements and management's discussion and analysis for the Fund's most recently completed financial year. A copy of the Fund's financial statements and management's discussion and analysis is available upon written request to the Chief Financial Officer of Liquor Stores GP at Liquor Stores GP, Suite #1120, 10235 – 101st Street, Edmonton, Alberta, T5J 3G1.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by the Trustees.

DATED this 13th day of April, 2006.

By Order of the Trustees

(signed) "*Jim Dinning*"
Chairman, The Board of Trustees
Liquor Stores Income Fund

SCHEDULE "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In January 2004, the Canadian Securities Administrators (the "**CSAs**") adopted Multilateral Instrument 52-110 *Audit Committees* and certain amendments were made to such instrument effective June 30, 2005 (the "**CSA Audit Committee Rules**"). The CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the section entitled "Audit Committee" of the Annual Information Form of the Fund dated March 24, 2006, available on SEDAR at www.sedar.com and which may be obtained free of charge, on request, from the Secretary of the Fund.

In 2005, the CSAs also adopted Multilateral Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "**CSA Disclosure Instrument**") and National Policy 58-201 *Effective Corporate Governance* (the "**CSA Governance Policy**"). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make prescribed disclosure regarding their governance practices. The Fund believes that its corporate governance practices meet the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.

Because of the Fund's structure, its approach to governance is best addressed jointly by the Trustees and the board of directors (the "**Board of Directors**" or the "**Board**") of Liquor Stores GP. The Fund is a trust created to hold, directly or indirectly, the securities of Liquor Stores LP and does not conduct any active business. The active business of Liquor Stores LP is managed by Liquor Stores GP, as general partner of Liquor Stores LP. The business of Liquor Stores GP is overseen by the Board of Directors and its committees. The committees report and recommend actions to the Board of Directors and, as needed, to the Trustees. The Trustees are also members of the Board of Directors, facilitating reporting and information exchange.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
1. Board of Directors		
(a) Disclose the identity of directors who are independent.	Yes	All three (3) of the Trustees are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Jim Dinning and Glen H. Heximer. Of the seven (7) members of the Board of Directors of Liquor Stores GP, five (5) directors are "independent" within the meaning of the CSA Disclosure Instrument. They are R. John Butler, Jim Dinning, Glen H. Heximer, Robert S. Green and David Margolus. Messrs. Green and Margolus, together with their associates and affiliates, are, directly or indirectly, shareholders of certain of the Vendors from whom Liquor Stores LP acquired the Business on September 28, 2004 and which continue to hold exchangeable and subordinated partnership units of Liquor Stores LP and special voting units of the Fund. In addition, Mr. Margolus is counsel to Witten LLP, which firm receives fees for legal services provided to the Fund and its subsidiaries, a company owned by family members of Mr. Margolus leases warehouse premises to Liquor Stores LP and Mr. Green is a shareholder of an entity from which Liquor Stores LP leases one of its stores. The Trustees have concluded, however, that these relationships cannot reasonably be expected to interfere with the exercise of independent judgement by Messrs. Green and Margolus and accordingly that each of Mr. Green and Mr. Margolus is "independent" within the meaning of the CSA Disclosure Instrument.
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Yes	Two (2) of the directors, Messrs. Bereznicki and Kipnes are officers of Liquor Stores GP and therefore do not qualify as "independent" within the meaning of the CSA Disclosure Instrument.
(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.	Yes	All of the three (3) current Trustees (and Trustee nominees) are independent. Five (5) of Liquor Stores GP's seven (7) current directors (and director nominees) are independent.
(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	The reporting issuer directorships of all Trustee and director nominees are described on pages 4 and 6, respectively, of this Information Circular.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The Trustees, all of whom are independent and all of whom are also members of the Board of Directors, meet at each regularly scheduled Liquor Stores GP meeting (in their capacity as directors) without management under the chairmanship of the independent Chair of the Trustees. Four (4) such meetings were held in 2005.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jim Dinning is the Chair of the Trustees. Mr. Dinning is independent within the meaning of the CSA Disclosure Instrument. The Chair: (i) meets with the other Trustees at each regularly scheduled Trustee meeting; (ii) holds additional meetings with the Trustees at the request of any such Trustee; and (iii) communicates to the Trustees any comments, questions or suggestions of such Trustees. Henry Bereznicki is the Chair of the Board. Mr. Bereznicki is not independent within the meaning of the CSA Disclosure Instrument. However, five (5) of Liquor Stores GP's seven (7) current directors (and director nominees) are independent and the Compensation and Governance Committee of Liquor Stores GP is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. In addition, the independent members of the Board of Directors meet regularly without management or non-independent directors present.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Yes	The record of attendance of Trustees and directors at Trustee, Board and committee meetings during 2005 is set forth in **Schedule "B"** to this Information Circular.
2. **Board Mandate** - Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	Yes	The Trustees have adopted a formal Trustees mandate, which is attached to this Information Circular as **Schedule "C"**. The Board of Directors has adopted a formal board mandate, which is attached to this Information Circular as **Schedule "D"**. The mandate of the Trustees states that, among other things, the Trustees are responsible for the stewardship of the Fund, including approving its overall strategic direction. Pursuant to the Fund's Declaration of Trust, the Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund. Liquor Stores GP

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		manages the business and affairs of Liquor Stores LP and the Board of Directors is responsible for managing the business and affairs of Liquor Stores GP. The Board of Directors holds regular meetings to review the business and affairs of Liquor Stores LP and to make decisions relating thereto. The Board of Directors, in conjunction with management, participates in the strategic planning process, identifies the principal risks of the business and seeks to implement appropriate systems to manage these risks, as well as seeking to ensure the integrity of the internal controls and management information systems of Liquor Stores LP. The Trustees fulfill their oversight of the strategic planning process through their participation on the Board of Directors. The Fund's business is administered by Liquor Stores GP, as administrator of the Fund.
3. **Position Descriptions**		
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	Yes	The Trustees have adopted formal terms of reference for the Chair of the Trustees and Trustee committee chairs. The Board of Directors has adopted formal terms of reference for the chair of the Board of Directors and Board committee chairs. The terms of reference of the Chair of the Trustees states that the Chair's primary role is managing the affairs of the Trustees including leading the Trustees in their proper organization, effective functioning and meeting their obligations and responsibilities. The Trustees expect the Chair to provide leadership to enhance Trustees effectiveness and to facilitate their work as a cohesive group. The Chair of the Trustees also acts as a liaison between the Trustees and management of Liquor Stores GP, as administrator of the Fund, which involves working with the Chief Executive Officer (the "**CEO**") of Liquor Stores GP. The terms of reference of the Chair of the Board states that the Chair's primary role is managing the affairs of the directors including leading the directors in their proper organization, effective functioning and meeting their obligations and responsibilities. The directors expect the Chair to provide leadership to enhance Board effectiveness and to facilitate their work as a cohesive group. The Chair of the Board also acts as a liaison between the Board of Directors and management, which involved working with the CEO.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The mandates of each committee chair provide that each Chair's primary role is managing the affairs of his respective committee, including leading the committee in its proper organization, effective functioning and meeting its obligations and responsibilities. Like the Chair of the Trustees and the Chair of the Board, each committee chair is expected to provide leadership to enhance committee effectiveness and oversee the committee's discharge of its duties and responsibilities. Committee chairs must report regularly to the Trustees or the Board of Directors, as applicable, on the business of their committee.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	Yes	The Board of Directors has adopted terms of reference for the CEO. The CEO's primary responsibilities include: (i) providing overall leadership and vision in developing, in concert with the Board, the strategic direction of Liquor Stores LP, (ii) providing overall leadership and vision in developing the tactics and business plans necessary to realize the objectives of Liquor Stores LP, and (iii) managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board, and financial and operational objectives are attained. The Board expects the CEO and his management team to be responsible for the management of Liquor Stores LP's strategic and operational agenda and for the execution of the decisions of the Board. The directors expect to be advised on a regular basis as to the results being achieved, and to be presented for approval alternative plans and strategies, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board or the Trustees, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by Liquor Stores GP or Liquor Stores LP which are not in the ordinary course of operations. In particular, the Board approves the appointment of all officers of Liquor Stores GP and the Board or the Trustees, as applicable, approve all material transactions. The Compensation and Governance Committee of Liquor Stores GP, together with the Chair of the Board and the CEO, develop each year goals and objectives that the CEO is responsible for meeting. The Compensation and Governance Committee and the Chair of the Board evaluate the CEO's performance in light of such goals and objectives and establish the CEO's compensation based on this evaluation. The corporate objectives that the CEO is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budget as they are approved each year by the Board.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
4. Orientation and Continuing Education		
(a) Briefly describe what measures the board takes to orient new directors regarding	Yes	The Compensation and Governance Committee is responsible for developing, monitoring and reviewing the Fund's orientation and continuing education programs for Trustees and directors. Although there have been no changes in the composition of the Trustees or directors since the completion of the Fund's initial public offering on September 28, 2004, the Compensation and Governance Committee has developed the following orientation program.
(i) the role of the board, its committees and its directors, and		New Trustees and directors will be provided with extensive information on Liquor Stores LP's business, its strategic and operational business plans, its operating performance, its financial position and the governance system of the Fund and its subsidiaries. In addition, new Trustees and directors will meet individually with the CEO and other senior executives to discuss these matters.
(ii) the nature and operation of the issuer's business.		The program is designed to ensure that prospective candidates understand the role of the Trustees and the Board, as applicable, their respective committees and the contribution that individual Trustees and directors are expected to make, including, in particular, the personal commitment expected of Trustees and directors.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	Yes	The Chair of the Trustees and the Chair of the Board, in consultation with the Compensation and Governance Committee, monitor and review the continuing education programs for Trustees and directors and ensure that Trustees and directors have access to education and information on an ongoing basis and as required. Senior management makes regular presentations to the Board and the Trustees on the main areas of the Fund's business.
5. Ethical Business Conduct		
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The Fund has adopted a Joint Code of Business Conduct (the **"Code"**).
(i) disclose how a person or company may obtain a copy of the code;		The Code is accessible on the Fund's website at www.liquorstoresgp.ca and on SEDAR at www.sedar.com. A paper copy is also available upon request from the Secretary of the Fund.
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding		The Code is distributed to and signed by each of Liquor Stores GP's salaried employees when they are hired. In addition, Liquor Stores GP conducts an annual certification process to monitor compliance with the Code of Ethics and the Chief Operating Officer reports the results of such process

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
compliance with its code; and		to the Board and Trustees on an annual basis.
(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.		No material change report has been required or filed during 2005.
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Yes	In accordance with applicable law, when a conflict of interest arises, a Trustee or director, as applicable, is required to disclose his or her interest and abstain from voting on the matter. In addition, the Chair of the Trustees or the Chair of the Board, as applicable, will ask the Trustee or director to leave the room during any discussion concerning such matter.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	In addition to monitoring compliance with the Code, the Fund and Liquor Stores GP have adopted various corporate policies, that enhance the awareness of the importance of ethical business conduct and provide both employees and non-employees with a mechanism for reporting unethical or questionable acts including the Joint Whistleblower Policy and the Joint Disclosure, Confidentiality and Trading Policy.
6. **Nomination of Directors**		
(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The Compensation and Governance Committee of the Board is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting Trustees and directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Trustees and directors and the circumstances and needs of the Fund and its subsidiaries. The committee identifies candidates qualified to become Trustees or Board members and selects or recommends that the Trustees select nominees for the next annual meeting of unitholders
(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.	Yes	The Compensation and Governance Committee is currently composed of three (3) directors, all of whom are "independent" within the meaning of the CSA Disclosure Instrument.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Yes	The Trustees have adopted a formal charter for the Compensation and Governance Committee. The charter of the Compensation and Governance Committee with respect to governance matters provide that the committee is responsible for overseeing the functioning and assessment of the Board and the committees of the Board and for the development, recommendation to the Board, implementation, and assessment of effective governance principles. Among other things, the committee is responsible for monitoring the composition and performance of the Board and its committees. The committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the circumstances and needs of Liquor Stores GP. The committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. The Trustees fulfill this responsibility directly at the Fund level after participating in discussions as members of the Board of Directors and the Compensation and Governance Committee.
7. **Compensation**		
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.	Yes	The compensation of the Board of Directors and senior officers is determined annually by the Board based on the reviews and recommendations of the Compensation and Governance Committee. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.	Yes	All members of the Compensation and Governance Committee are "independent" within the meaning of the CSA Disclosure Instrument.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	Yes	As noted above, the Board has adopted a formal charter for the Compensation and Governance Committee.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
		The charter of the Compensation and Governance Committee with respect to compensation matters provide that the committee's responsibilities include oversight of director and officer and employee remuneration and compensation, oversight of the evaluation of management of Liquor Stores GP, including the CEO and reviewing the effectiveness of Liquor Stores GP's human resources and development, succession planning and performance evaluation programs. The committee recommends the appointment of officers, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of Liquor Stores GP's officers, including recommending their compensation. In collaboration with the Chair of the Board, the committee also reviews the CEO's corporate goals and objectives and evaluates his performance in light of such goals and objectives. The committee also oversees management's implementation of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures with a view to enabling Liquor Stores GP to attract, motivate and retain quality executives and personnel. The Compensation and Governance Committee reports its findings to the Trustees who fulfill this responsibility directly for the Fund.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not Applicable	
8. **Other Board Committees** — If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	Yes	**Schedule "C"** to this Information Circular lists the committees of the Trustees and the Board and their composition. Each committee of the Trustees and the Board is composed entirely of "independent" directors within the meaning of the CSA Disclosure Instrument. The function of the Audit Committee and the Compensation and Governance Committee are described elsewhere in this **Schedule "A"**. The record of attendance at committee meetings is attached to this Information Circular as **Schedule "B"**.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
9. **Assessments** — Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Yes	Since the completion of the Fund's initial public offering on September 28, 2004, the effectiveness and contribution of the Trustees, Board, committees, chairs and individual trustees and directors has not been formally assessed. However, commencing in 2006, and thereafter on an annual basis, an assessment of the performance and effectiveness of the Trustees, the Board, committees, the Chair of the Trustees, the Chair of the Board, committee chairs and individual Trustees and directors will be undertaken, led by the Compensation and Governance Committee of the Board.
The CSA Audit Committee Rules state that the audit committee must be composed of a minimum of three (3) members, who must be "independent" directors (as defined in those rules).	Yes	The Audit Committee of the Fund consists of three (3) Trustees, namely Messrs. Heximer (Chair), Butler and Dinning. The Trustees have determined that all members of the Audit Committee are "independent" within the meaning of that term in the CSA Audit Committee Rules.
The CSA Audit Committee Rules state that each audit committee member must be financially literate.	Yes	The Trustees have adopted the following definition of "financial literacy": "the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Fund's financial statements". All three (3) Trustees who constitute the Audit Committee are "financially literate" within the meaning of such definition.
The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	Yes	The charter of the Audit Committee describes the role and oversight responsibilities of the Audit Committee. The primary function of the committee is to assist the Trustees in fulfilling their oversight responsibilities relating to: overseeing the integrity of the Fund's financial statements and financial reporting process, including the audit process and the Fund's internal accounting controls and procedures and compliance with related legal and regulatory requirements; overseeing the qualifications and independence of the Fund's external auditors (who report directly to the Audit Committee); overseeing the work of the Fund's financial management and external auditors in these areas; and providing an open avenue of communication between the external auditors, the Trustees, the Board, the trustees of Liquor Stores Operating Trust, Liquor Stores GP and the officers of Liquor Stores GP. The charter of the Audit Committee are attached as a schedule to the Annual Information Form of the Fund dated March 24, 2006, which is available on www.sedar.com and which may be obtained free of charge, on request, from the Secretary of the Fund.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
The CSA Audit Committee Rules state that an audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors' report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	Yes	The charter of the Audit Committee state that the committee is responsible for recommending the external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence.
The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	Yes	The charter of the Audit Committee provides that the committee is responsible for overseeing the external auditors including any disagreement with management and the resolution thereof.
The CSA Audit Committee Rules state that an audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer's external auditor.	Yes	The charter of the Audit Committee state that the committee determines which non-audit services the external auditors are prohibited from providing, approving or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, and overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors.
The CSA Audit Committee Rules state that an audit committee must review the issuer's financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer's public disclosure of financial information extracted or derived from the issuer's financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	Yes	The charter of the Audit Committee provide that the committee is responsible for reviewing the annual and quarterly financial statements of the Fund and accompanying information including the Fund's MD&A disclosure, prior to their release, filing and distribution. The committee must also review the financial information contained in documents required to be disclosed or filed by the Fund before their disclosure or filing with regulatory authorities.
The CSA Audit Committee Rules state that an audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	Yes	The charter of the Audit Committee provide that the committee must establish procedures for the confidential receipt, retention and treatment of complaints or concerns received by the Fund regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters.

Required disclosure under the CSA Disclosure Instrument	Does the Fund align?	Corporate Governance Practices of the Fund
The CSA Audit Committee Rules state that the audit committee must review and approve the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	Yes	The charter of the Audit Committee provide that the committee is responsible for reviewing hiring policies for employees or former employees of the Fund's firm of external auditors.
The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties, (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	Yes	In performing its responsibilities, the Trustees or a committee of the Trustees may, as required, engage an outside adviser at the expense of the Fund. The charter of the Audit Committee states that the committee may obtain advice and assistance from outside legal, accounting or other advisors and has sole authority to retain and terminate any such advisor and to approve any such advisor's retention terms. the Fund must provide appropriate funding for the Audit Committee, including the payment of all outside legal, accounting and other advisors retained by the committee.

SCHEDULE "B"

RECORD OF ATTENDANCE BY TRUSTEES AND DIRECTORS
For the year ended December 31, 2005

	Number of meetings attended	
Trustees	**Trustees**	**Committees**
R. John Butler, Q.C.	6 of 6	7 of 7
Jim Dinning	5 of 6	6 of 7
Glen H. Heximer	6 of 6	7 of 7

	Number of meetings attended	
Directors	**Directors**	**Committees**
Henry Bereznicki	9 of 9	N/A
R. John Butler	9 of 9	6 of 6
Jim Dinning	8 of 9	6 of 6
Robert S. Green	8 of 9	N/A
Glen H. Heximer	9 of 9	6 of 6
Irving Kipnes	8 of 9	N/A
David B. Margolus	9 of 9	N/A

Summary of Trustee, Director and Committee meetings held

Trustees	6
Directors	9
Audit	7
Compensation and Governance	6

LIST OF COMMITTEE MEMBERS

AUDIT COMMITTEE
Glen H. Heximer, *Committee Chair*
R. John Butler
Jim Dinning

COMPENSATION AND GOVERNANCE COMMITTEE
R. John Butler, *Committee Chair*
Jim Dinning
Glen H. Heximer

SCHEDULE "C"

LIQUOR STORES INCOME FUND

MANDATE FOR THE BOARD OF TRUSTEES

The term **"Fund"** refers to Liquor Stores Income Fund, the term **"Board"** refers to the board of trustees of the Fund and the term **"Governance Agreements"** refers, collectively, to the **Declaration of Trust** of the Fund, the **Administration Agreement** between the Fund, Liquor Stores Operating Trust (**"LSOT"**) and Liquor Stores GP Inc. (the **"GP"**), the **Securityholders Agreement** between the Fund, LSOT and the GP, Liquor Stores Limited Partnership (the **"LP"**) and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement** governing the LP.

The Board is elected by the unitholders and is responsible for the stewardship of the affairs of the Fund. The Board seeks to discharge such responsibility by reviewing and discussing the Fund's investments, and in particular the Fund's interest in the LP and the GP, and, as an investor, monitoring the stewardship of the GP by its board of directors, subject to the provisions of the Governance Agreements.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Fund. To the extent within its authority to do so, the Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, as administrator (the **"Administrator"**) of the Fund pursuant to the Administration Agreement, and, as an investor, monitoring the integrity of the senior management of the LP and the GP.

Although trustees may be elected by the unitholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Fund and unit holders must be paramount at all times.

DUTIES OF TRUSTEES

The Board discharges its responsibilities directly and through its committee, the Audit Committee (the **"Audit Committee"**). In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the Fund, principal duties include, but are not limited to the following categories:

Oversight of Administrator

1. In accordance with the Declaration of Trust and the Administration Agreement, the Board has delegated authority for certain management and administrative matters to the Administrator but has retained authority for the oversight of the overall management of the Fund. This delegation is summarized in the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

2. The Board has the responsibility for approving the appointment of any officers of the Fund (collectively, the **"Fund Officers"**), and approving the compensation of Fund Officers and employees, if any.

3. The Board may from time to time delegate authority to the Administrator, to Fund Officers, if any, or others as permitted by the Declaration of Trust. Matters that are outside the scope of the authority delegated to the Administrator or others and material transactions are reviewed by and subject to the prior approval of the Board.

Monitoring of Investments and Related Matters

4. As an investor, the Board will monitor and review the Fund's investments including its investments in LSOT and its indirect investments through LSOT in the LP and the GP and may question the strategies and plans of the LP and the GP.

5. The Board has the responsibility for monitoring the compliance by the LP and the GP with the Governance Agreements to which the Fund is a party.

6. The Board is responsible for considering appropriate measures it may take as an investor in the LP and the GP if the performance of the LP or the GP, as the case may be, falls short of its goals or other special circumstances warrant or if the LP or the GP does not fulfill its obligations under the Governance Agreements to which the Fund is a party.

Financial Performance and Financial and Other Reporting Matters

7. Based on the recommendations of the Audit Committee, the Board is responsible for approving the audited consolidated financial statements of the Fund and the notes and Management's Discussion and Analysis accompanying such consolidated financial statements.

8. The Board is responsible for reviewing and approving material transactions involving the Fund and those matters that the Board is required to approve under the Declaration of Trust including the payment of distributions, the issuance of trust units, acquisitions and dispositions of material assets by the Fund and material expenditures by the Fund.

Board Organization

9. The Board retains the responsibility for managing its own affairs including its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and trustee compensation.

10. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, if any, the approval of interim financial results of the Fund, the conduct of performance evaluations and oversight of the Fund's internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

11. The Board is responsible for:

(a) approving and monitoring compliance with all significant policies and procedures by which the Fund is operated;

(b) approving policies and procedures designed to ensure that the Fund operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c) enforcing obligations of the trustees respecting confidential treatment of the Fund's proprietary information and Board deliberations.

12. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

13. The Board is responsible for:

(a) overseeing the accurate reporting of the financial performance of the Fund to unitholders, other security holders and regulators on a timely and regular basis;

(b) overseeing that the financial results of the Fund are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c) ensuring the integrity of the internal control and management information systems of the Fund;

(d) taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Fund;

(e) reporting to unitholders on its stewardship as may be required under applicable securities laws and the rules of any stock exchange on which the Fund's units are listed for trading;

(f) overseeing the investor relations and communications strategy of the Fund; and

(g) overseeing the Fund's implementation of systems that accommodate feedback from unitholders.

SCHEDULE "A"

LIQUOR STORES INCOME FUND
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE ADMINISTRATOR

The Fund does not have any officers or employees, other than the Chair of the Board, who is not an employee. As permitted by the Declaration of Trust, the Fund has retained the GP as Administrator pursuant to the Administration Agreement to provide or arrange for the provision of services required in the management administration of the Fund. An extract from the Administration Agreement setting out the specific services to be provided by the Administrator is attached as **Appendix "1"**.

The trustees have retained responsibility for oversight of the overall management of the Fund. This responsibility is subject to the provisions of the Declaration of Trust, the other Governance Agreements and applicable law.

MATTERS REQUIRING TRUSTEES OR COMMITTEE OF TRUSTEES APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Approve major changes to the organization of the Fund such as the creation or divestiture of significant investments or acquisitions.

2. Approve adoption of or changes to Fund policies with application to the conduct of trustees, including the Joint Disclosure Policy.

3. Review of adherence to the policies of the Fund.

4. Approve proposed changes to the Declaration of Trust or other Governance Agreements to which the Fund is a party.

II. Financial and Corporate

5. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's annual audited consolidated financial statements, annual report, management proxy circular and annual securities law filings.

6. Upon receipt of a recommendation for approval from the Audit Committee, approve the Fund's interim consolidated financial statements and other reporting in accordance with the Fund's Joint Disclosure Policy and the Audit Committee Charter.

7. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve the declaration of distributions and changes to Fund policy in respect thereof.

8. Approve any distribution reinvestment plan.

9. Approve changes in authorized capital, listing of securities, issuance or repurchase of units, issuance, repurchase or redemption of debt securities and any prospectuses or circulars in connection therewith other than pursuant to redemptions in accordance with the Declaration of Trust.

10. Upon receipt of a recommendation for approval from the CEO and CFO of the GP approve material borrowing, hedging and granting of guarantees by the Fund, if any.

11. Review significant changes in the Fund's accounting practices or policies.

12. Review findings of any regulatory agencies concerning the financial information of the Fund and the Administrator's response.

13. Approve adoption of unit option, unit purchase or other unit based compensation arrangements, if any, that involve the issuance of units by the Fund or involve the purchase of units by the Fund.

III. External Auditors of the Fund

14. Approve appointment of external auditors of the Fund, establishment of their fees and annual audit plan.

15. Review independence of the Fund's external auditors.

16. Review findings of external audit review and the Administrator's response.

IV. Risk Management

17. Review the Fund's risk management and insurance coverages, if any.

18. Review the Fund's conduct of litigation that could materially affect the financial condition of the Fund.

19. Review effectiveness of the Fund's internal control procedures.

V. Management and Administration

20. Monitor the performance of the Administrator pursuant to the Administration Agreement.

21. As an investor, monitor and evaluate the Fund's investments including its investments in the LP and the GP.

22. Approve appointment or removal of officers or employees of the Fund, if any.

APPENDIX "1"

EXTRACT FROM ADMINISTRATION AGREEMENT

ARTICLE 2
SERVICES

Defined terms herein have the meanings set out in the Administration Agreement.

2.1 Administrative and Support Services for the Fund

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of the Fund, including the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustees for the management and administration of the Fund;

(b) assist the Trustees in making all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

(c) retain and monitor, on behalf of the Trustees, a transfer agent and other persons serving the Fund;

(d) authorize and pay on behalf of the Fund operating expenses incurred on behalf of the Fund and negotiate contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provide office space, telephone, office equipment, facilities, supplies and executive, secretarial, bookkeeping, general accounting and clerical services;

(f) deal with banks and other institutional lenders, including in respect of maintenance of bank records and the negotiation and securing of bank financing or refinancing or one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Fund or any entity in which the Fund holds any direct or indirect interest;

(g) prepare and provide to the Trustees for their review and approval all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review and approve them, execute them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(h) assist the Trustees in computing distributions to Unitholders including calculating Cash Flow (as defined in the Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

(i) ensure compliance by the Fund with all applicable securities laws, including continuous disclosure obligations;

(j) ensure compliance by the Fund with stock exchange rules;

(k) provide all communications and related services to the Fund, including government relations services, drafting, approval and distribution of all press releases related to distributions to Unitholders, earnings and other disclosable events, in compliance with the Fund's policies on disclosure and all applicable securities laws related to disclosure of material information;

(l) prepare on behalf of the Fund any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(m) provide investor relations services to the Fund;

(n) at the request and under the direction of the Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and prepare for approval by the Trustees and arrange for the distribution of all materials (including notices of meetings, information circulars and instrument of proxy) in respect thereof;

(o) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under Applicable Laws, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(p) obtain and pay for the costs of liability insurance for the protection of the Fund and its affiliates, and their respective trustees, directors and officer against such risks, to such limits and with such deductibles and such other terms as are approved by the Trustees from time to time;

(q) attend to all administrative and other matters arising in connection with any redemptions of Trust Units or LSOT Units;

(r) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the *Income Tax Act* (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, assuming the requirements for such election are met, ensure that the Fund elects under the analogous provisions of any applicable provincial tax legislation, monitor the Fund's status as a mutual fund trust and provide the Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

(s) monitor the investments of the Fund to ensure that the aggregate cost amount of the "foreign property" of the Fund does not exceed the limits prescribed in the *Income Tax Act* (Canada) and the analogous provisions of any applicable provincial tax legislation, which would result in the Trust Units being "foreign property", and ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.6;

(t) provide advice to the Trustees with respect to the timing and terms of future offerings of Trust Units, if any;

(u) assist the Trustees in connection with any offerings of Trust Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; and

(v) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.

2.2 Administrative and Support Services for LSOT

Subject to and in accordance with the terms, conditions and limitations of the LSOT Declaration of Trust, LSOT hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of LSOT, including matters of the nature referred to in subsections 2.1(a)-(h), (n)-(q), (s) and (v), *mutatis mutandis* and matters relating to the LSOT Note Indenture.

2.3 Termination or Suspension of Service

Either the Fund or LSOT may at any time terminate this agreement or at any time and from time to time terminate or suspend the provision of any particular service to be provided under this agreement by the Administrator.

2.4 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees and LSOT Trustees, as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Fund and LSOT in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Fund or LSOT, as the case may be, and (ii) all Applicable Laws.

2.5 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Declaration of Trust and the LSOT Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustees and LSOT Trustees that are being delegated to the Administrator under this agreement.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of Unitholders under Section 14.1 of the Declaration of Trust, it shall so advise the Trustees and provide the form of the declaration therefore to the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are or may be non-residents of Canada within the meaning of the *Income Tax Act* (Canada) or such a situation is reasonably possible, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 14.1 of the Declaration of Trust. If the Administrator reasonably believes that 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident Unitholders, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

2.7 Authority of Administrator

Subject to Section 2.9 and the terms of the Declaration of Trust and/or LSOT Declaration of Trust, as applicable, the Administrator shall have full right, power and authority, and each of the Fund and LSOT hereby nominates, constitutes and appoints the Administrator, with full power of substitution, as its agent and true and lawful attorney to act on its behalf with full power and authority in its name, place and stead, to: to execute and deliver all contracts, leases, licenses, agreements, instruments and other documents and to make applications and filings with Governmental Authorities and to take such other actions as the Administrator considers appropriate in connection with:

(a) the services to be provided to the Fund hereunder in the name of and on behalf of the Fund, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction that would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to the LSOT Units in accordance with the terms of the Declaration of Trust; and

(b) the services to be provided to LSOT hereunder in the name of and on behalf of LSOT, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of LSOT, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of LSOT Units in accordance with the LSOT Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to its interests in Liquor Stores LP in accordance with the LSOT Declaration of Trust.

2.8 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this agreement and the Declaration of Trust or the LSOT Declaration of Trust, as the case may be, all requisite powers and authorities, during the Term, to provide the management, administrative and support services contemplated herein to the Fund and to LSOT.

2.9 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustees and the LSOT Trustees, charge or receive fees from any of the parties to this agreement other than the expense reimbursement pursuant to Section 3.1 hereunder.

2.10 Execution of Documents

(a) The Administrator may execute any document (including, without limitation, any prospectus or other disclosure document) required to be executed pursuant to the terms hereof on behalf of the Fund in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES INCOME FUND
By its [administrator/attorney/agent], LIQUOR STORES GP INC.

Per: ________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES INCOME FUND

Per: ________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

(b) The Administrator may execute any document (including, without limitation, any prospectus) required to be executed pursuant to the terms hereof on behalf of LSOT in the following forms or such variations thereof as the Administrator shall from time to time determine:

LIQUOR STORES OPERATING TRUST
By its [administrator/attorney/agent]

LIQUOR STORES GP INC.

Per: ________________________
Authorized Signatory

or

LIQUOR STORES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
LIQUOR STORES OPERATING TRUST

Per: ________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every agreement entered into on behalf of the Fund and/or LSOT by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of [the Fund/LSOT] and the obligations of [the Fund/LSOT] hereunder shall not be personally binding upon any of [the applicable trustees], [the Administrator] or any of the unitholders of [the Fund/LSOT] and that any recourse against [the Fund/LSOT], [the applicable trustees], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Fund/LSOT] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the [Trust Assets] as defined in the declaration of trust of [the Fund/LSOT], as amended.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Voting Units and/or the holders of LSOT Units, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the LSOT Trustees, the Administrator, any holder of Trust Units or Special Voting Units or any holder of a LSOT Unit.

2.11 Representatives

The Administrator may, from time to time, designate personnel to coordinate the delivery of the services to be provided by the Administrator under this agreement.

2.12 Third Party Service Providers

Subject to Section 6.1, the Administrator may retain third parties to provide services customarily provided by third party service providers, including (without limiting the generality of the foregoing) accounting services, financial services, external legal counsel, and the provision of tax information to Unitholders.

2.13 Ratification of Prior Acts

Each of the Fund and LSOT acknowledges, authorizes, ratifies and confirms all acts undertaken and completed by the Administrator on its behalf prior to the date hereof, which if undertaken or completed during the term of this Agreement would have been within the scope of the authority provided to the Administrator herein.

SCHEDULE "D"

LIQUOR STORES GP INC.

MANDATE FOR THE BOARD OF DIRECTORS

The term "**GP**" refers to Liquor Stores GP Inc., the term "**Board**" refers to the board of directors of the GP and the term "**Governance Agreements**" refers, collectively, to the **Declaration of Trust** of the Liquor Stores Income Fund (the "**Fund**"), the **Administration Agreement** between the Fund Liquor Stores Operating Trust ("**LSOT**") and the GP, the **Securityholders Agreement** between the Fund, LSOT, the GP, Liquor Stores Limited Partnership (the "**LP**") and others, the **Exchange Agreement** between the Fund, LSOT, the GP, the LP and others and the **Limited Partnership Agreement ("Partnership Agreement")** governing the LP.

The Board is elected by the shareholders in accordance with the provisions of the Securityholders Agreement and the Declaration of Trust and is responsible for the stewardship of the affairs of the GP. The Board seeks to discharge such responsibility by reviewing and discussing the strategies and plans of management ("**Management**") of the GP and its subsidiaries and supervising Management, monitoring the performance of the LP and its subsidiaries and exercising its voting and management rights as the general partner of the LP.

The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the GP and by overseeing and monitoring Management to ensure a culture of integrity is maintained. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the senior management of the GP, and by overseeing and monitoring Management to ensure a culture of integrity is maintained

Although directors may be nominated or elected by shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the GP and its shareholders must be paramount at all times.

Duties of Directors

The Board discharges its responsibilities directly and through its committee, the Compensation and Governance Committee. In addition to this regular committee, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board's primary role of overseeing the affairs of the GP, principal duties include, but are not limited to the following categories, all subject to the terms of the Governance Agreements:

Oversight Responsibility

1. The Board has the responsibility for approving the appointment of the Chairman and the Chief Executive Officer and any other officers of the GP (collectively, the "**GP Officers**"), and approving the compensation of the Chairman of the Board, Chief Executive Officer and other officers and employees of the GP following a review of the recommendations of the Compensation and Governance Committee.

2. The Board has delegated authority to the Chief Executive Officer for the overall management and operations of the GP, to ensure the long term success of the GP. The Board has also delegated the responsibility to ensure that all Governance Agreements are complied with to the Chief Executive Officer and Chairman. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP. This delegation is subject to the General Authority Guidelines in **Schedule "A"** that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

3. The Board may from time to time delegate authority to the GP Officers, subject to specified limits. Matters that are outside the scope of the authority delegated to the GP Officers and material transactions are reviewed by and subject to the prior approval of the Board.

4. The Board is responsible for monitoring the performance of Management with respect to the operations of the GP and with respect to compliance with the Governance Agreements.

Monitoring of Financial Performance and Other Financial Reporting Matters

5. The Board has oversight responsibility for reviewing and questioning the strategies and plans of the GP and the LP.

6. The Board has oversight responsibility for reviewing systems for managing the principal risks of the GP's business including insurance coverages, conduct of material litigation and the effectiveness of internal controls.

7. The Board is responsible for considering appropriate measures it may take if the performance of the GP or the LP falls short of their goals or other special circumstances warrant.

8. The Board shall be responsible for approving the unaudited financial statements and the notes of the GP and the LP, and shall be responsible to review the consolidated financial statements of the Fund, LSOT, the GP and the LP and shall provide its recommendation for approval of such consolidated financial statements to the audit committee of the Fund.

9. The Board is responsible for reviewing and approving material transaction involving the GP and those matters which the Board is required to approve under its governing legislation and the Governance Agreements, including the payment of distributions, acquisitions and dispositions of material assets by the GP or the LP and material expenditures by the GP or the LP.

10. The Board is responsible for reviewing and directing how the GP will exercise its voting and managerial rights in respect of matters relating to the LP.

11. The Board has responsibility for effectively monitoring the principal risks of the GP and considering the principal risks relating to the LP.

Board Organization

12. The Board will respond to recommendations received from the Compensation and Governance Committee, but, subject to the Governance Agreements, retains the responsibility for managing its own affairs by giving approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

13. The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and Management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Policies and Procedures

14. The Board is responsible for:

    (a) approving and monitoring compliance with all significant policies and procedures by which the GP is operated;

    (b) approving policies and procedures designed to ensure that the GP operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

    (c) enforcing obligations of the directors respecting confidential treatment of the GP's and the LP's proprietary information and Board deliberations.

15. The Board has approved a Joint Disclosure Policy respecting communications to the public.

Communications and Reporting

16. The Board is responsible for:

    (a) overseeing the accurate reporting of the financial performance of the GP and the LP to shareholders, on a timely and regular basis;

    (b) overseeing that the financial results of the GP and the LP are reported fairly and in accordance with generally accepted accounting standards;

    (c) ensuring the integrity of the internal control and management information systems of the GP and the LP; and

    (d) taking steps to enhance the timely disclosure to the Fund of any other developments that have a significant and material impact on the Fund to enable the Fund to comply with its timely disclosure obligations.

SCHEDULE "A"

LIQUOR STORES GP INC.
GENERAL AUTHORITY GUIDELINES

AUTHORITY OF THE MANAGEMENT

The GP may have a Chairman and may have a Chief Executive Officer. The initial Chairman is Henry Bereznicki and the initial Chief Executive Officer is Irv Kipnes.

In accordance with the Securityholders Agreement, the Chief Executive Officer is responsible for overall management and operations of the GP. The Chief Executive Officer will work in conjunction with the Chairman on strategy related issues to ensure the long term success of the GP.

This responsibility is subject to the provisions of applicable law, the articles and by-laws of the GP, the Governance Agreements and any particular direction or resolution of the Board of Directors, except for the following matters that require the specific authorization of the Board or a Board committee. In addition, certain matters identified below will be subject to periodic review by the Board or a Board committee.

The delegation contemplated by these guidelines shall include the authority to establish areas of responsibility and limits of authority for members of management of the GP and its subsidiaries.

MATTERS REQUIRING DIRECTORS OR COMMITTEE OF DIRECTORS APPROVAL OR REVIEW

I. Organizational Changes and Policy

1. Subject to the discretionary limits set out in paragraphs 6, 7 and 8 below, approve major changes to the organization of the GP, the LP or their respective subsidiaries, such as the creation or divestiture of investments or acquisitions.

2. Approve the adoption of or changes to GP policies with application to the conduct of directors, including the Joint Disclosure Policy of the Fund.

3. Review of adherence to the policies of the GP.

4. Approve any proposed changes to the GP's articles or by-laws or the Governance Agreements.

II. Budgets, Plans and Commitments

1. Review and approve the annual budget of the LP and the annual budget for the GP, if any.

2. Approve any capital commitments in any year not contained in the approved budget of the LP or the GP over $300,000 in aggregate ("Capital Commitment Approval Threshold"), provided that the board of trustees of the Fund (the "Fund Board") is given timely notice of any capital commitments made below the Capital Commitment Approval Threshold, and further provided that the Fund Board has given its prior approval to any press release required for any capital commitment made below the Capital Commitment Approval Threshold.

3. Approve any single capital commitment for an acquisition or acquisitions exceeding $2,000,000 (inclusive of related store development costs), in aggregate ("Acquisition Approval Threshold"), provided that the Fund Board is given timely notice of any such acquisition or acquisitions, and further provided that the Fund Board has given its prior approval to any press release required for any such acquisition or acquisitions made below the Acquisition Approval Threshold.

4. Approve any single divestiture of less than $2,000,000 ("Divestiture Approval Threshold") provided that the Fund Board is given timely notice of any such divestiture, and further provided that the Fund Board has given its approval to any press release required as a result of a divestiture below the Divestiture Approval Threshold.

5. Approve long range business planning in accordance with the policies of the GP.

6. Approve major agreements or long-term leases outside the ordinary course of business of the GP or the LP, including, without limitation, approving all related party agreements and or related party leases.

III. Financial and Corporate

1. Approve the annual audited financial statements of the Fund, and the management prepared financial statements for GP, LSOT and the LP, if prepared.

2. Approve the interim financial statements of the Fund.

3. Approve the distribution policy of the Fund, LSOT, GP and the LP, if any, including approving declaration of dividends of the GP, if any.

4. Approve changes in authorized capital, issuance or repurchase of shares, debt securities and related prospectuses or trust indentures, if any.

5. Generally review operating and financial performance relative to budgets and objectives in the context of the general partner of the LP.

6. Review significant changes in accounting practices or policies.

7. Approve all borrowing, hedging, credit agreements, amendments to credit agreements, and the granting of guarantees and/or letters of credit outside the ordinary course of business or pursuant to related party agreements and/or leases.

8. Review significant changes in accounting practices or policies.

IV. External Auditors of the Fund

1. Approve appointment of external auditors, establishment of their fees and annual audit plan.

2. Review independence of external auditors.

3. Review findings of external audit review and Management's response.

4. Risk Management.

5. Review the GP's and the LP's risk management and insurance coverage.

6. Review the GP's conduct of litigation that could materially affect the financial condition of the GP or the LP.

7. Review effectiveness of internal control procedures.

V. Management and Human Resources

1. Approve appointment or removal of the Chief Executive Officer, the Chairman, the Chief Operations Officer and the Chief Financial Officer of the GP ("**Senior Executives**");

2. Confirm appointments of other officers.

3. Evaluate performance of the Chairman and the Chief Executive Officer.

4. Approve compensation for the Chairman and the Chief Executive Officer and other Senior Executives and review performance.

5. Approve contracts with Senior Executives including special termination provisions or payments.

6. Approve adoption of unit purchase or other unit based compensation arrangements, if any.

7. Approve short-term and long-term incentive plan criteria, targets and awards, if any, in so far as such plans are a direct activity of the GP or the LP.

8. Review Senior Executive succession plans.

SCHEDULE "E"

FORM OF AMENDED AND RESTATED DECLARATION OF TRUST AMENDMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. subsection 4.1(a) of the amended and restated declaration of trust of the Fund shall be deleted and replaced in its entirety with the following:

> "The Trust is a limited purpose trust and its operations and activities are restricted to:
>
> (a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Operating Trust, the GP, Liquor Stores LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly: (i) in the retail liquor business (including the Company Stores); and (ii) in any other business whatsoever (including, without limitation, a bar, cabaret, nightclub, restaurant, pub or hotel) that permits or would permit the entity operating such business and/or one or more of the Fund's affiliates to hold or exercise control or direction over (or be eligible to apply for and acquire and thereafter hold or exercise control or direction over) a license (or similar or equivalent permit, right or entitlement) granted by the applicable regulatory authorities for the sale of liquor products (and any other products permitted to be sold by the license) for off-premises consumption and/or use; and all activities ancillary or incidental thereto and such other investments as the Trustees may determine;"

2. any single trustee of the Fund and Liquor Stores GP Inc., as the administrator of the Fund, be and is hereby authorized and directed for and on behalf of the Fund, to do such things and execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions and, without limitation of the foregoing and to the extent such authorization of the unitholders of the Fund is required, the Fund, Liquor Stores Operating Trust (**"LSOT"**), Liquor Stores GP Inc., Liquor Stores Limited Partnership and any other direct or indirect subsidiary entity of the Fund are herby authorized and directed to amend the amended and restated declaration of trust of LSOT and to amend the amended and restated limited partnership agreement of Liquor Stores Limited Partnership, in each case to effect amendments substantially the same as those made to the amended and restated declaration of trust of the Fund pursuant to paragraph 1 and, without limitation, to confirm that Liquor Stores Limited Partnership may carry on any business or activity in which the Fund or LSOT are permitted to invest, directly or indirectly."

END